08002930

82- SUBMISSIONS FACING SHEET

128

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Redecard S.A.

*CURRENT ADDRESS Av. Presidente Juscelino Kubitschek 1400, 13th Floor
~~Av. Paulo~~ Vila Nova Conceição -
~~Brazil~~ São Paulo - 04543-000
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 02 2008
THOMSON REUTERS

ILE NO. 82- 35204 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
F 14A (PROXY)	☐		

OICF/BY: MAC

DAT : May 30, 2008

ANNEX A

ANNEX A-1

RECEIVED

2008 APR 28 A 8:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Laws (as of December 21, 2007)

Section 1.01 Chapter I

Corporate Name, Purpose, Headquarters and Duration

Article 1. Redecard S.A. ("Company") is a corporation governed by the Bylaws and the applicable legal provisions.

Article 2. The Company is headquartered and has legal domicile in the city of São Paulo, state of São Paulo, and may, by resolution taken by the Board of Executive Officers, open, close and change the address of branches, representative offices, warehouses, offices and any other establishments in Brazil or abroad.

Article 3. The Company is engaged in: (i) the coordination of payments and receipts related to the network of authorized establishments, through the gathering, transmission, processing of data and settlement of manual and electronic transactions arising from the use of credit and debit card and other payment manners, as well as the maintenance of scheduling of such values in computer systems; (ii) the registration of service providers and suppliers of goods for acceptance of credit and debit car and other payment manners; (iii) the supplying of electronic terminal or any equipment for gathering, transmission and processing of data relating to the manual and electronic transmission resulting from use of credit and/or debit cards, purchase and other manual and electronic payment conditions; (iv) the representation of domestic and international franchising of manual and electronic payment media (v) the holding of interest in other companies as partner or shareholder; and (vi) the development of other related activities of Company's interest.

Article 4. The Company's duration is indeterminate.

Section 1.02 Chapter II

Capital stock and Shares

Article 5. The capital stock fully subscribed and paid up is four hundred and seventy-three million five hundred and fifty-one thousand two hundred and seventeen *reais* and sixty-seven *centavos* (R$ 473,551,217.67), divided into six hundred seventy-two million nine hundred and seventy thousand seven hundred and five (672,970,705) book-entry common shares, without par value.

Paragraph 1 – The capital stock is exclusively represented by common shares and each share entitles to one vote in resolutions taken in the General Meeting.

Paragraph 2 - All Company's shares are book entry and registered shares and, in the event of registered shares, they shall be maintained in a trust account held by financial institution authorized by the Securities and Exchange Commission of Brazil ("CVM"). The remuneration dealt with in paragraph 3 of article 35 of Law 6,404 as of December 15, 1976 and amendments thereto ("Brazilian Corporation Law") may be charged to the shareholders.

Paragraph 3 - The Company shall not issue preferred shares or beneficiary parties.

Article 6. Company's capital stock may be increased by up to one billion seven hundred and fifty million (1,750,000,000) of shares, regardless of any amendment to the bylaws, by resolution of the Board of Directors incumbent upon the fixing of the issuance price, other conditions and terms for subscription and payment of shares within the authorized capital limit.

Paragraph 1 -With due regard for the authorized capital limit set forth in the main section hereof and pursuant to the plan approved by the General Meeting, the Company may grant the purchase and subscription option to its senior managers, employees and individuals rendering services to the Company, as well as senior managers and employees of other companies directly or indirectly controlled by the Company, without the right of first refusal or preemptive right of the shareholders.

Paragraph 2 -With due regard for the authorized capital limit, the right of first refusal or preemptive right over the issuance of shares shall be excluded in the event of issuance of shares, bond convertible into shares or subscription warrant, the placement of which is made by sale in the stock market or public subscription or even by share swap in public offer of share control acquisition, pursuant to law.

Section 1.03 Chapter III

General Meeting

Article 7. The Extraordinary General Meeting shall be held on the first four months after the end of the fiscal year and the Ordinary General Meeting, when called, pursuant to the applicable law or these Bylaws.

Paragraph 1 - The resolutions of the General Meeting shall be taken by a majority of votes cast by the shareholders present thereat, with due regard for the exceptions provided for in the Brazilian Corporation Law or in these Bylaws.

Paragraph 2 - The General Meeting shall only decide on matters of the agenda of the respective call notice.

Article 8. The General Meeting shall be instated and chaired by the Board of Directors or, in the absence thereof, by the Vice-Chairman of the Board of Directors or, in his/her absence, by any other member of the Board of Directors of the Company or, in his/her absence, by any other shareholder or senior manager of the Company appointed by a majority of shareholders present thereat and the Chairman of the General Meeting shall appoint the Secretary, whether or not a Company's shareholder.

Article 9. In addition to the attributions established by law, the General Meeting shall:

a) take the senior managers' accounts, review, discuss and vote the financial statements;

b) elect and dismiss the members of the Board of Directors, as well as to appoint, among them, the Chairman and Vice-Chairman of the Board;

c) define the annual global remuneration of the members of the Board of Directors, the Audit Committee and the Board of Executive Officers, as well as the remuneration of members of the Fiscal Council, if instated;

d) amend the Bylaws;

e) decide on the winding-up, liquidation, merger, spin-off, and merger of the Company, or any company pertaining to the Company, as well as on the merger of shares involving the Company;

f) attribute stock dividends and decide on any grouping and splitting of shares;

g) approve plans for granting of purchase or subscription of shares to its senior managers and employees and individuals rendering services to the Company, as well as to senior managers and employees of other companies directly or indirectly controlled by the Company;

h) decide on, pursuant to the proposal presented by the senior management, the allocation of the net profit ascertained for the year and the distribution of dividends;

i) decide on the capital increase above the authorized capital pursuant to the provisions of these Bylaws;

j) elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period;

k) decide on the deregistering as a publicly-held company vis-à-vis the CVM;

l) decide on the delisting from the New Market ("Novo Mercado") of the São Paulo Stock Exchange ("BOVESPA");

m) choose an specialized company incumbent upon the preparation of a report on the appraisal of the Company's shares, in the event of deregistering or delisting of the Company, as per Chapter VII of these Bylaws, among those appointed by the Board of Directors; and

n) decide on any subject incumbent thereon or that may be submitted to it by the Board of Directors.

Paragraph Sole – The Chairman of the General Meeting shall observe and ensure compliance with all provisions of the shareholders' agreements filed at the headquarters, thus prohibiting the computing of votes cast against the content of such agreements.

Section 1.04 Chapter IV

Management

Section I
General Provisions

Article 10. The Company shall be managed by the Board of Directors and the Board of Executive Officers pursuant to law and these Bylaws.

Article 11. The senior managers shall be invested in office by instrument drawn up in proper book, signed by the senior manager then invested in office, discharging any management pledge, and by prior subscription of the instrument of consent of the Senior Managers provided for in the New Market Listing Regulation.

Paragraph 1 – The senior manager shall serve until such time as their successors are invested in office, unless otherwise decided by the General Meeting or the Board of Directors, as applicable.

Paragraph 2 - The General Meeting shall establish an annual global remuneration for the senior managers and the Board of Directors shall distribute such amount on an individual basis.

Article 12. With due regard for these Bylaws and applicable legislation, any meeting of the management bodies shall be deemed valid with the presence of a majority of its respective members and shall take resolutions by the vote of the majority of the members present thereat pursuant to articles 14 and 22 of these Bylaws.

Paragraph 1 - The prior call notice of the meeting shall be discharged if all members of the respective management body are present thereat.

Paragraph 2 In addition to the members of the respective management body present thereat, the members that cast their votes in writing by fax, electronic mail or any other communication media that may secure the authorship of the document shall be deemed present thereat.

Section II
Board of Directors

Article 13. The Board of Directors shall be composed of five (05) to ten (10) members, all of which shareholders elected by the General Meeting for a standard term of office of two (02) years, reelection is allowed. With due regard for the limits provided herein, the General Meeting shall decide on the election of the Board of Directors and establish the number of board members that shall serve in each term of office.

Paragraph 1 - At least twenty percent (20%) of members of the Board of Directors shall be Independent Board Members, as established in the New Market Listing Regulation. If, in view of compliance with such percentage, the number of Board Members is a fraction, such number shall be rounded: (i) to the subsequent number, if the fraction is equal or higher than five tenths (0.5); or (ii) to a number immediately lower, if the fraction is lower than 5 tenths (0.5).

Paragraph 2 - The appointment of the Independent Board Member shall be expressly stated in the Minutes of the General Meeting that elected him/her.

Paragraph 3 - The Board Member(s) elected pursuant to the option set forth in paragraphs 4 and 5 of article 141 of the Brazilian Corporation Law shall be deemed Independent member(s).

Paragraph 4 - The Board of Directors shall be composed of one (01) Chairman and one (01) Vice-Chairman elected by the General Meeting. The Vice-Chairman shall perform the duties of the Chairman, in the event of his/her absence and temporary impairment, regardless of any formality. In the event of absence or temporary impairment of the Chairman or Vice-Chairman,

the duties of the Chairman shall be performed by another Board Member appointed by a majority of the remaining Board Members.

Paragraph 5 - If any position of Board Member is vacant, an alternate member shall be appointed by the remaining Board Members and shall serve until the end of the term of office of the replaced member.

Paragraph 6 - For the purposes of the provisions set forth in paragraph 5 hereof, the vacancy shall occur upon dismissal, death, resignation, proved impairment, disability or unjustified absence for a period longer than ninety (90) days.

Paragraph 7 - The member of the Board of Director shall have a sound reputation and it is forbidden the election of a member that: (a) occupies a position in a company deemed as a competitor; and (b) has or represents interest that may conflict with the interests of the Company.

Paragraph 8 - The maximum age limit for occupying a position in the Board of Director is sixty-five (65) years old, which may be extended by resolution taken by the General Meeting.

Article 14. The Board of Directors shall hold ordinary meeting once, on a quarterly basis, and Extraordinary General Meetings, whenever called by the Chairman or, in the his/her absence, by its alternate member, pursuant to paragraph 4 of article 13 above, or by a majority of its members. The call shall be deemed valid if it is carried out within at least three (03) days in advance by letter with notice of receipt, fax or electronic mail or any other valid manner that may secure the authorship of the document, and shall mention the date, time and agenda of the meeting.

Paragraph 1 - The Board of Directors may hold meetings by conference call, videoconference or any other communication media that enables the identification of the member and simultaneous communication of the other members present thereat. The respective minutes shall be signed by all members present at the meeting.

Paragraph 2 - The meetings of the Board of Directors shall be chaired by its Chairman, or in his/her absence, by an alternate member, pursuant to paragraph 4 of article 13 above.

Article 15. Each board member shall be entitled to one (01) vote in the meetings of the Board of Directors. Minutes shall be drawn up of the meetings of the Board of Directors, which shall be signed by all members present thereat and registered in the Book of Minutes of the Meetings of the Board of Directors and, whenever it contains resolutions that may have effect vis-à-vis third parties, the statements thereof shall be filed at the relevant Commercial Registry and published.

Article 16. In addition to the other attributions established for the Board of Directors by these Bylaws and applicable legislation, the Board of Directors shall:

a) establish objectives, policies and general guidelines and Company's business strategy;

b) elect and dismiss the Officers and members pertaining to Company's Audit Committee and individually distribute the total amount of the remuneration of the senior managers established by the General Meeting to the Board Members, Officers and members of the Audit Committee, with due regard for the provisions hereof;

c) inspect officers' management, review, at any time, the books and documents and other documents of the Company, request information about agreements executed and to be executed, and any acts performed by the Officers;

d) issue an opinion about the report on the management and the accounts of the Board of Executive Officers, financial statements related to the fiscal year and review half yearly and quarterly balance sheets of the Company;

e) call the Ordinary General Meeting and, whenever necessary, the Extraordinary General Meeting;

f) appoint and dismiss accounting firms, with due regard for the Audit Committee;

g) approve any decision, agreement or transaction (including disposal and/or any kind of encumbrance) related to the interest held in other companies, as shareholder or quotaholder, group of companies or any other kind of association or consortium, including shareholders' agreements and the exercise of the right of first refusal or preemptive right;

h) previously approve any disposal of Company's assets and creation of *in rem* guarantee or encumbrance over Company's assets, whenever such transactions, individually or jointly, represent amounts higher than one million and five hundred thousand *reais* (R$ 1,500,000.00). In the event of urgency, the Chief Executive Officer of the Company and a member of the Board of Directors shall jointly approve the creation of *in rem* guarantees and encumbrances over Company's assets, *ad referendum* of the Board of Directors and such approval shall be obtained in the first meeting subsequent to the decision taken on a urgent basis;

i) authorize the Board of Executive Officers to provide sureties and *aval* guarantees involving transactions of Company's interest in which the Company held interest, with due regard for article 23 of these Bylaws;

j) authorize the acquisition by the Company of shares issued by it, to be kept in the treasury and/or further cancellation or disposal;

k) decide and authorize the Board of Executive Officers to issue promissory notes and commercial papers and decide on the issuance of equity warranties and debentures pursuant to prevailing legislation that shall entitle their holders to credit rights in relation to the Company;

l) decide on the issuance of Company's shares, within the limits authorized pursuant to article 6 of these Bylaws, establishing the conditions for issuance, including the price and term for payment;

m) state and distribute interim and intercalary dividends or interest on net equity to the income booked in the financial statements prepared on a quarterly basis or in interim periods, including the existing retained earnings or income reserve, with due regard for all relevant legal provisions and statutory procedures;

n) decide on the change of headquarters;

o) perform the legal duties and other attributions established for it by the General Meeting and decide on other matters submitted by the Board of Executive Officers, the Audit Committee, the Fiscal Council, if under operation, and that are not exclusively incumbent upon other management bodies of the Company;

p) approve the filling of legal measures by the Company, involving amounts higher than two hundred thousand *reais* (R$ 200,000.00), except for urgent measures, which may be filed by authorization of the Chief Executive Office, *ad referendum* of the Board of Directors;

q) decide on the transaction in litigations or legal measures, if potential or underway, in which the Company is or may become a party, involving amounts exceeding one million and five hundred thousand reais (R$ 1,500,000.00);

r) approve the Business Plan and the annual budget of the Company, as well as any revisions and amendments required during the respective fiscal year;

s) approve any investments not included in the budget that, individually or jointly considered within the fiscal year, exceeds one million and five hundred thousand *reais* (R$ 1,500,000.00) the total amount of investments established in the last Business Plan of the Company;

t) approve plan for raising of funds for the subsequent half year to be presented by the Board of Executive Officers of the Company;

u) approve the execution, renewal, amendments related to the term, scope or remuneration of any contracts, agreements, commitments or other kinds of agreement, and the termination thereof, among the Company and its direct or indirect shareholders or companies directly or indirectly by them;

v) approve the performance of activities and the offering of products, rather than those directly related to the corporate purpose of the Company;

w) approve and review, on an annual basis, the Pricing Policy to be applied by the authorized and issuer establishments, which shall be prepared by the Board of Executive Officers, as per guidelines approved by the Board of Directors;

x) grant option for purchase or subscription of Company's shares, pursuant tot the plan approved by the General Meeting;

y) approve the Policy for Disclosure of Relevant Act or Fact and Policy for Negotiation of Company's Securities and the amendments thereof;

z) define the three-name list of companies specialized in the economic appraisal of Company's shares, for preparation of report on appraisal of Company's shares, in the event of delisting and deregistering from the New Market, as established in paragraph 1 of article 38 hereof;

aa) present a proposal for spin-off, merger, amalgamation, winding-up or holding of interest in any common undertaking, in any association of companies, as well as transformation in other

corporation type, bankruptcy, judicial or extrajudicial restructuring and winding-up of the Company; and

bb) create advisory committees within the scope of the Board of Directors or the Board of Executive Officers, whether permanent or temporary, to review and issue opinions on any subjects to be required by the Board of Directors or the Board of Executive Officers.

Sole Paragraph – The limits provided for in items "h", "p", "q" and "s" shall be updated at the end of each fiscal year according to the General Market Price Index disclosed by the Getúlio Vargas Foundation, if positive or any index that may replace it.

Article 17 – Any contracts, agreements, settlements or other kinds of commercial agreements entered into between the Company and its senior managers, except if previously approved by the Board of Directors and provided that the market conditions are observed.

Section III
Board of Executive Officers

Article 18. The Board of Executive Officers shall be composed of three (03) to eight (08) members, whether shareholders or not, residing in Brazil, as follows: one Chief Executive Officer, one Chief Financial Officer, one Operations Officer, one Human Resources Officer, one Marketing and Products Officer, one Commercial Officer, one IT Officer and one Investor Relation Officer, elected by the Board of Directors for a term of office of two (02) years, reelection is allowed. The Officers may occupy various positions, as per resolution taken by the Board of Directors.

Paragraph 1 - In the event of absence or temporary impairment of the Chief Executive Officer, any two (02) Officers shall perform the acts incumbent upon such CEO.

Paragraph 2 - The Officers shall be replaced: I- in the event of temporary impairment, by another Officer appointed by the Chief Executive Officer, and II- in the event of vacancy, by an alternate member elected by the Board of Directors to finish the respective term of office.

Paragraph 3 - For the purposes established in paragraph 2 hereof, the position shall be vacant in the event of dismissal, death, resignation, proved impairment, disability or unjustified absence for a period longer than thirty (30) consecutive days.

Paragraph 4 - The maximum age limit for occupying a position in the Board of Executive Officers is sixty (60) years old, which may be extended by the Board of Directors.

Article 19. In addition to the duties and powers established by the Board of Directors, the Board of Executive Officers shall:

a) comply with and ensure compliance with these Bylaws, as well as with the resolutions taken by the General Meeting and the Board of Directors;

b) establish internal rules and policies for the good standing of the Company;

c) supervise the performance of Company's business;

d) decide on the creation or extinguishment of positions and duties, establish remunerations, creating personnel and salary policies;

e) provide sureties and *aval* guarantees involving transactions of interest of companies in which the Company holds interest on, provided that it is authorized by the Board of Directors;

f) present the Annual Business Report to the General Meeting and, with due regard for the Board of Directors, propose the reuse and distribution of the profits ascertained in the balance sheets; and

g) resolve on the opening and closing of branches, agencies, warehouses, offices and other establishments in Brazil or abroad.

Paragraph 1 - The Chief Executive Officer shall:

a) maintain permanent coordination between the Board of Executive Officers and the Board of Directors, providing information about, on a regular basis, the activities performed by the Company to the Board of Directors, by the Chairman;

b) chair the meetings of the Board of Executive Officers;

c) appoint an alternate member of any Officer, in the event of temporary impairment; and

d) perform any duty that may be expressed established to another Officer.

Paragraph 2 - The Chief Financial Officer shall:

a) establish guidelines and follow up on the activities of analysis of results, tax planning, controllership, costs, treasury, risk and economic-financial analysis of the Company;

b) revise and perform any corrections in the financial statements and results of the Company;

c) ensure compliance with the fiscal and tax legislation applicable to the Company;

d) manage and distribute the result from the "anticipated receipt of sale" (RAV);

e) coordinate the legal department of the Company.

Paragraph 3 - The Operations Officer shall:

a) define the operational strategy and guidelines of the Company;

b) coordinate the client service departments (*call center*), operational support to clients and chargebackof the Company;

c) supervise the activities related to logistics of purchase, maintenance and distributions of POS equipment; and

d) supervise the "'financial transactions conciliation and control" department, related to the payments from issuers and payments to the establishments network.

Paragraph 4 - The Human Resources Officer shall:

a) define human resources policies of the Company, including, but not limited to, the maintaining, training and remuneration of personnel of the Company; and

b) supervise the departments of "selection, training and development'; "remuneration"; "organizational environment and structure"; "union and employee relationship"; "internal notice"; "building management and infrastructure"; "strategy and project management and monitoring"; "review of processes" and the "ombudsman" of the Company.

Paragraph 5 - The Marketing and Products Officer shall:

a) establish the marketing strategy and guidelines of the Company; and

b) coordinate the marketing activities (advertising, promotions, communication and management of product portfolio), supervising the departments of "development and management of products"; "capture business"; "development of new businesses"; "commercial establishments and issuers relationship"; "brand positioning and management"; "corporate communication and press agency services" and "business intelligence management" of the Company.

Paragraph 6 - The Commercial Officer shall:

a) establish the commercial strategy of the Company, including, but not limited to, the sale structure policies, commercial relationship of the Company and brand preference; and

b) coordinate the activities of the Company related to the creation of business opportunities.

Paragraph 7 - The IT Officer shall:

a) define the strategy and guidelines of the Company related to short, medium and long terms;

b) coordinate the activities of the Company related to the availability, performance reliability and security of the technological environment, as well as the automated procedures of the Company; and

c) supervise the departments of "system development"; "technology solutions"; "technological infrastructure"; "IT architecture and governance" of the Company.

Paragraph 8 - The Investor Relations Officer shall:

a) provide information to the investors, the Securities Commission, the stock market and over-the-counter markets in which the Company is registered; and

b) keep the registration of the Company as a publicly-held company updated, thus complying with all legislation and regulation applicable to publicly-held companies.

Article 20. Among their respective attributions, the Officers shall have full powers to administer and manage the corporate business for performance of all acts and operations related to the corporate purpose, with due regard for the events provided for in these Bylaws, including the transactions that may be performed upon prior resolution of the Board of Directors.

Article 21. Two Officers acting jointly shall have powers to represent the Company, assuming obligations or exercising rights in any act, agreement or document that may entail liability to the Company, including providing guarantees to third parties, within the limits provided for in these Bylaws. The Company shall further be obligated if it is represented by: (i) two (02) attorneys-in-fact acting jointly, if it is established in the respective powers of attorneys and according to the powers granted therein; or (ii) by one (01) Officer acting jointly with one (01) attorney-in-fact; if it is established in the power of attorney and according to the powers granted therein; or (iii) by one (01) Officer or one (01) attorney-in-fact acting solely, if it is established in the power of attorney and according to the powers granted therein.

Sole Paragraph- The powers of attorneys shall be granted by two (02) Officers acting jointly and shall specify the powers granted and the term that shall not exceed one (01) year, except for ad judicia powers of attorney intended for defending Company's interests in court or in administrative proceedings, which may be granted for an indefinite term.

Article 22. The Board of Executive Officers shall meet, whenever it is required, and shall be called by any two (02) Officers acting jointly.

Paragraph 1 - The meeting minutes shall be drawn up in the Book of Minutes of Meetings of the Board of Executive Officers.

Paragraph 2 -Each Officer is entitled to one (01) vote in the meetings. The resolutions taken by the Board of Executive Officers shall be deemed valid upon favorable vote of the majority of Officers present thereat.

Paragraph 3° - In the event of tie vote, the Chief Executive Officer shall render the casting vote.

Article 23. The acts performed by Board Members, Officers, attorneys-in-fact or employees involving business outside the scope of the corporate purpose, including sureties, *aval* guarantees, endorsement or any guarantee not related to the corporate purpose or that may conflict with these Bylaws shall be expressly prohibited and deemed null and invalid in relation to the Company, except for offering of sureties and *aval* guarantees or any guarantee required for the transfer and stay of employee, upon jointly execution of any two (02) Officers.

Section IV
Audit Committee

Article 24 - The Audit Committee shall: (i) evaluate the efficiency and reliability of the system of internal control and risk management implemented by the Board of Executive Officers; (ii) check whether the transactions and business of the Company are in accordance with the applicable legal

provisions, internal regulations and Company's policies; (iii) follow up on the activities related to internal audit proceedings and monitor the activities performed in independent audit proceedings; and (iv) advise the Board of Directors about the choice and dismissal of independent auditors.

Paragraph 1 - The Audit Committee shall be composed of three (03) to seven (07) members, annually elected by the Board of Directors that shall further appoint the Chairman of the Committee for a term of office of one (01) year, reelection is allowed.

Paragraph 2 - It is essential that the Audit Committee be composed by a majority of members with knowledge in audit and accounting proceedings.

Article 25 - The Audit Committee shall meet upon call of the respective Chairman and shall ensure: I) the quality and completeness of the proceedings of accounting closing, financial statements and additional information; II) the compliance with the legal and applicable regulatory requirements; III) the independency and quality of the works performed in internal and independent audit proceedings.

Article 26 - At the end of each fiscal year, the Audit Committee shall prepare a report on the follow up of the activities related to the internal and independent audit proceedings, as well as on the risk control and management systems. Under the same terms, a half yearly report shall be prepared at the end of the first half year of each fiscal year.

Section 1.05 Chapter V

Fiscal Council

Article 27. The Fiscal Council shall be established on a permanent basis and shall have duties and powers provided by law. It shall be instated by resolution taken in the General Meeting or at shareholders' request, in the events provided by law.

Paragraph 1 - If it is instated, the Fiscal Council shall be composed by three (03) members and alternates (of equal number), whether shareholders or not, elected by the General Meeting.

Paragraph 2 - The members of the Fiscal Council shall be invested in office by means of instrument drawn up in proper book signed by the Member invested in office and by prior subscription of the Instrument of Consent of the Members of the Fiscal Council set forth in the New Market Listing Rules.

Paragraph 3 - The Fiscal Council shall elect its Chairman at the first meeting and shall operate pursuant to the Internal Regulation approved in the General Meeting that approved its instatement, as applicable.

Paragraph 4 - The resolutions of the Fiscal Council shall be taken by a majority of votes, drawn up in form of minutes in proper book and signed by all members present thereat.

Paragraph 5 - The remuneration of the members of the Fiscal Council shall be established by the Ordinary General Meeting that elected them, with due regard for paragraph 3 of article 162 of the Brazilian Corporation Law.

Paragraph 6 - The standard term of office of the members of the Fiscal Council shall end at the time of the Ordinary General Meeting subsequent to the election.

Paragraph 7 - The members of the Fiscal Council shall be replaced, in the event of absence and impediment by the respective alternate.

Paragraph 8 - If a position in the Fiscal Council is vacant, the respective alternate shall occupy such position; if there is no alternate, the General Meeting shall be instated so as to proceed with the election of a member to occupy the vacant position. .

Paragraph 9 - Any member with any kind of relationship with a company that may be deemed as competitor in relation to the Company ("Competitor") shall not be elected to occupy a position in the Fiscal Council, and, among others, the following persons shall not be also elected: (i) employee, shareholder or member of management body, technician or inspector of the Competitor or Controlling Company or Controlled Company (as provided for in paragraph 1 of article 32 of these Bylaws) of the Competitor; (ii) spouse or relative (up to third degree) of the member of the Board of Directors, technician or inspector of the Competitor or Controlling Company or Controlled Company of the Competitor.

Section 1.06 Chapter VI

Fiscal Year, Allocations and Reserves

Article 28. The fiscal year shall start on January 1 and end on December 31 every year. At the end of each fiscal year, financial statements related to the fiscal year ended shall be prepared and presented to the Board of Directors and the General Meeting, with due regard for all relevant legal provisions.

Article 29. The management shall present, together with the financial statements related to such fiscal year, a proposal for allocation of the net profit ascertained after deductions of the interest set forth in article 190 of the Brazilian Corporation Law, adjusted for calculation of dividends, pursuant to article 202 of the Brazilian Corporation Law, with due regard for the following deduction order:

a) five percent (5%) for creation of legal reserve until it reaches twenty percent (20%) of the capital stock;

b) the creation of other reserves for proposals of the management bodies, according to Company's needs; and

c) the portion required for payment of mandatory dividend, which shall not be lower than forty percent (40%) of the adjusted annual net income, as provided for in article 202 of the Brazilian Corporation Law.

Paragraph 1 - The outstanding balance, if any, shall be used as established by resolution taken in General Meeting and any withholding of the profits ascertained in the fiscal year by the Company shall be accompanied by budget proposal previously approved by the Board of Directors.

Paragraph 2 - The dividends stated by the Company and not received or claimed shall be time barred within three (03) years as from the time in which they became available to the shareholder and, once time barred, they shall be reverted on behalf of the Company.

Article 30. Upon resolution taken by the Board of Directors, ad referendum of the General Meeting, the Company may state, pay or credit interest to the shareholders, as interest on net equity, pursuant to the provisions set forth herein and applicable legislation. Any amounts so spent shall be attributed to the mandatory dividend set forth herein..

Article 31. The Company shall prepare quarterly balance sheets and, by resolution of the Board of Directors, it may prepare interim balance sheets and state, pay or credit dividends or interest on net equity, attributed to the mandatory dividend, pursuant to the applicable legal and statutory provisions.

Section 1.07 Chapter VII

Disposal of Share Control, Deregistering as Publicly-held Company and Delisting from Bovespa's New Market

Article 32. The disposal of Company's share control, whether directly or indirectly, by a sole transaction or successive transactions, shall be contracted under the suspensive or resolutory condition that the Buyer shall undertake to conduct a Public Offering of Shares to the other shareholders, with due regard for the conditions and terms provided for in the prevailing legislation and the New Market Listing Regulation, so as to secure a treatment equal to that provided to the controlling seller.

Paragraph 1 - For the purposes of these Bylaws, the capitalized terms below shall have the following meanings:

"Buyer" shall mean that party to which the seller controlling shareholder transfers the Control Power in a transaction involving the disposal of the Company's control.

"Control" (as well as related terms, "Control Power", "Controlling Company", "under the same Control" or "Controlled Company") shall mean the power actually used to manage the corporate activities and actually and legally direct the operation of the Company's bodies, on a direct or indirect basis. There is the assumption related to the Control held over individuals or legal entities or group of individuals or legal entities that figure as parties of shareholders agreement or are under the same control that held shares entitling them to the supermajority quorum of the shareholders present at the last three General Meetings held by the Company, even if they do not hold shares that entitle a supermajority quorum of voting capital.

"Public Offering of Shares" shall mean the public offering for acquisition of shares.

Paragraph 2 - The Controlling Shareholder(s) may not transfer its(their) shares, while the Buyer does not execute the Controlling Shareholders Consent Instrument set forth in the New Market Listing Rules.

Paragraph 3 - The Company shall not register any transfer of shares to the Buyer of the Control Power or those that may hold the Control Power, only upon execution by the latter of the Controlling Shareholders Consent Instrument set forth in the New Market Listing Rules.

Paragraph 4 - No Shareholders Agreement providing for the exercise of the Control Power may be registered at the Company's headquarters, without the execution of the Consent Instrument set forth in Paragraph 3 hereof by the parties of the Shareholders Agreement.

Article 33. The Public Offering of Shares set forth in the previous Article shall be further carried out:

I. In the events of onerous assignment of share subscription rights and other titles and rights relating to securities convertible into shares, which may entail the disposal of Company's Control; and

II. In the event of disposal of the Control of company holding the Control Power of the Company, and, in such event, the Controlling Seller shall state the price established for the Company in such disposal to the BOVESPA and attach documentation evidencing such transaction.

Article 34. The party holding the Company's shares and that acquires the Control Power under the private share purchase agreement executed with the Controlling shareholder(s), involving any number of shares, shall:

I. carry out the Public Offering of Shares provided for in Article 33 of these Bylaws;

II. refund the shareholders from which it acquired shares in the stock market within the six (06) months prior to the disposal of Company's Control, and pay to such shareholders any difference between the price paid to the seller Controlling shareholder and the amount paid in the stock market by the Company's shares in the same period, duly adjusted according to the Extended Consumer Price Index - IPCA ("IPCA") until the actual payment;

III. take measures applicable to recompose the minimal percentage of twenty-five percent (25%) of the total of the Company's outstanding shares, if the percentage of such shares, after disposal of the Control is lower than the minimum required by the New Market Listing Rules, within the six (06) months subsequent to the acquisition of the Control.

Article 35. With due regard for paragraphs 7, 8 and 10 below, if a shareholder acquires or becomes a direct or indirect holder, for any reason, on a cumulative basis, of shares issued by the Company; or of other rights, including usufruct or trust over shares issued by the Company in a quantity equal or higher than twenty-six percent (26%) of its stock capital ("Acquirer Shareholder"), shall carry out a Public Offering of Shares specific for the event provided for in this article 35, for acquisition of the total shares issued by the Company, with due regard for the regulation applicable to the CVM, BOVESPA regulations, as well as the terms hereof. The Acquirer Shareholder shall request the registration of said Public Offering of Shares up to thirty (30) days as from the acquisition or event that entailed the holding of shares and rights in a quantity equal or higher than twenty-six percent (26%) of the capital stock of the Company.

Paragraph 1 - The Public Offering of Shares shall be (i) indistinctly offered to all shareholders of the Company, (ii) in auction to be held at BOVESPA, (iii) posted at the price established pursuant to paragraph 2 hereof, and (iv) paid in cash in Brazilian currency, against the acquisition in the Public Offering of Shares issued by the Company.

Paragraph 2 - The price of each share issued by the Company for acquisition in the Public Offering of Shares may not be lower than one point five (1.5) the highest amount between (i) one hundred percent (100%) of the average unit quotation of the shares issued by the Company, during a period of ninety (90) days before the Public Offering of Shares, weighed according to the trading volume in the stock market with the highest volume of trading of shares issued by the Company; (ii) one hundred percent (100%) of the value paid by the Acquirer Shareholder for Company's shares in any kind of trading within the term of twelve (12) months before the date in which the Public Offering of Shares becomes mandatory pursuant to article 35; and (iii) the economic value ascertained in appraisal report.

Paragraph 3 - If the CVM regulation applicable to the public offering of shares establishes the adoption of calculation criteria for establishment of acquisition price of each share of the Company that entails an acquisition price higher, the acquisition price calculated pursuant to the CVM regulation shall prevail for the Public Offering of Shares.

Paragraph 4 - The Public Offering of Shares mentioned in the main section hereof shall not disregard the possibility of another Company's shareholder, or, if applicable, carry out a Competitive Public Offering of Shares, pursuant to the applicable regulation..

Paragraph 5 - The Acquirer Shareholder shall respond or fulfill any CVM requests or requirements related to the Public Offering of Shares, within the terms provided for in applicable regulation.

Paragraph 6 - If the Acquirer Shareholder does not comply with the obligations set forth herein, including as to the observance of the maximum terms (i) for carrying out or applying for registration of the Public Offering of Shares; or (ii) for respond or fulfill any CVM requests or requirements, Company's Board of Directors shall call the Extraordinary General Meeting in which the Acquirer Shareholder may vote to decide on the stay of the rights of the Acquirer Shareholder that does not comply with any obligation imposed herein, as per article 120 of the Brazilian Corporation Law, without prejudice to the liability of the Acquirer Shareholder for damages caused to other shareholders in view of non-compliance with the obligations imposed herein.

Paragraph 7 - The provision hereof shall not be applied if an individual or legal entity becomes holder of shares issued by the Company, in a quantity equal to or higher than twenty-six percent (26%) of the total shares issued in view of (i) legal succession, provided that the shareholder sells the exceeding shares up to thirty (30) days as from the relevant event; (ii) the merger of other company by the Company, (iii) the incorporation of shares of another company by the Company, or (iv) the subscription of Company's shares, in a sole primary issuance, which was approved in General Meeting of Shareholders or Meeting of the Board of Directors of the Company, as applicable, and the proposal of which for capital increase established the fixing of price for the

issuance of shares, based on the economic value obtained from a economic-financial appraisal report of the Company carried by company with proved experience in appraisal of corporations.

Paragraph 8 - For the purposes of calculation of twenty-six percent (26%) of the total capital described in the main section hereof, the involuntary surcharges of ownership interest resulting from cancellation of treasury shares, bonus shares or reduction of capital stock of the Company upon cancellation of shares shall not be considered.

Paragraph 9 - The obligations set forth in article 254-A of the Brazilian Corporation Law and articles 32, 33 and 34 of these Bylaws does not exclude the compliance with the obligations provided for in this article by the Buyer.

Paragraph 10 - The provisions hereof shall not be applied to the shareholders which on the closing data of the first Public Offering of Shares of the Company hold a quantity higher than twenty percent (20%) of the total shares issued by the Company and that may acquire new shares of the Company, direct or indirectly, whether in public or private transactions.

Article 36. In the Public Offering of Shares to be carried out by the Controlling Shareholder or the Company for deregistering as a publicly-held company, the minimum price to be offered shall correspond to the economic value ascertained in the appraisal report, provided for in article 38 hereof.

Article 37. The Controlling Shareholder of the Company shall carry out the Public Offering of Shares, should the shareholders in the General Extraordinary Meeting decide on the delisting from BOVESPA's New Market, (i) for trading of shares outside the New Market, or (ii) in view of corporate restructuring in which the shares of the Company resulting from such restructuring are not accepted for trading in the New Market. The minimal price to be offered shall correspond to the economic value ascertained in the appraisal report, provided for in article 38 of these Bylaws, with due regard for applicable legislation and rules provided for in the New Market Listing Rules. The Public Offering of Shares shall be informed to BOVESPA and promptly disclosed to the market after General Meeting of the Company that approves said delisting or restructuring, as applicable.

Article 38. The appraisal report dealt with in article 36 and 37 of these Bylaws shall be prepared by a specialized company with proved experience and independent from the Company, its senior managers and controlling shareholders, as well the decision powers thereof, and the report shall further fulfill the requirement of paragraph 1 of article 8 of the Brazilian Corporation Law and mention the liability provided for in paragraph 6 of said article 8.

Paragraph 1 - The General Meeting shall choose the specialized company responsible for establishing the economic value of the Company dealt with in article 36 and 37 as from the submission by the Board of Directors of a triple list, and the respective resolution shall be taken by a supermajority of votes of the outstanding shares cast in the General Meeting dealing the subject, not computing the blank votes. This Meeting, if instated, shall have the presence of at least twenty percent (20%) of the total outstanding shares or, if instated in second call, any number of shareholders representing the outstanding shares.

Paragraph 2 - The costs for preparation of an appraisal report shall be fully borne by the parties responsible for the Public Offering of Shares.

Article 39. A sole Public Offering of Shares may occur seeking one or more purposes dealt with in this Chapter VII, the New Market Listing Regulation or the regulation issued by the CVM, provided that the proceedings of all kind of Public Offering of Shares may be compatible, there is no prejudice to the parties to which the offering is intended and the authorization is provided by the CVM, as required by applicable legislation.

Section 1.08 Chapter VIII

ARBITRATION COURT

Article 40. The Company, its shareholders, Senior Managers and members of the Fiscal Council hereby undertake to settle, by means of arbitration proceeding, any and all doubts and disputes that may occur between them, related to or arising from, mainly, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, in Company's Bylaws, the regulations enacted by the National Monetary Council, the Central Bank of Brazil or the CVM, as well as other regulations applicable to the transactions conducted in the New Market Listing Rules, of the New Market Listing Agreement and the Market Arbitration Panel Rules. .

Sole Paragraph - Without prejudice to the validity of this arbitration clause, any of the parties of the arbitration proceeding shall be entitled to resort to the Judiciary Branch, so as to, if and whenever is necessary, file a provisional measure to safeguard its rights, whether by arbitration proceeding already filed or not filed, and when such measure is not granted, the authority for merit decision shall be promptly granted to the arbitration court established or to be established.

Section 1.09 Chapter IX

Winding-up of the Company

Article 41. The Company shall be wound up in the event provided by law, and the General Meeting shall elect the liquidator(s), as well as the Fiscal Council that shall operate in such period, pursuant to the legal formalities.

Section 1.10 Chapter X

Final and temporary Provisions

Article 42. The events not dealt with herein shall be settled by General Meeting and governed by the Brazilian Corporation Law.

Article 43. The Company shall comply with all shareholders' agreements filed at its headquarters, and the registration of the transfer of shares and the counting of the votes cast in General Meeting or in Meeting of the Board of Directors contrary to the terms thereof are prohibited.

Article 44. The provisions dealt with in Chapter VII and VIII, as well as rules relating to the New Market Listing Regulation provided for in article 9, "I", article 11, *in fine*; article 13, paragraph 1 and 3; and article 27, paragraph 2, *in fine*, of these Bylaws, and shall only come into force as from the publication of notice of public offering, relating to the primary and secondary public offering of shares issued by the Company, subject-matter of request for registration, proceeding #RJ/2007-04208, filed in the CVM on May 07, 2007.

Article 45. Notwithstanding the provisions dealt with in Chapter VII hereof, the provisions of the New Market Listing Rules shall prevail over the Bylaws provisions, in the event of prejudice to the rights of the persons to which the public offerings provided for in these Bylaws are intended.

ANNEX A-2

REDECARD

Earnings Release



REDECARD

EARNINGS RELEASE

Conference Call 2Q07
August 16, 2007

Portuguese
10:00 am (BZ) | 9:00 am (U.S. EST)
Tel: +55 (11) 2101-4848
Code: Redecard

English
12:00 pm (BZ) | 11:00 am (U.S. EST)
Tel: +1 (973) 935-8893
Code: 9020694

Investor Relations

Tel: +55 (11) 2121-0952
ri@redecard.com.br

Investor Relations Website:
redecard.com.br/ri

REDECARD ANNOUNCES GROWTH OF 37.6% IN RECURRING NET INCOME IN THE SECOND QUARTER OF 2007 VERSUS 2006

São Paulo, August 14, 2007 – Redecard (Bovespa RDCD3), an acquirer of MasterCard and Diners Club International cards in Brazil and one of the leading companies in the payment card industry in the Brazilian market, announces today its results for the second quarter of 2007 (2Q07). In addition to acquiring merchants for the capturing, transmission, processing and financial settlement of transactions with credit and debit cards, the Company also offers other products and services to its clients, such as the rental of equipment for the electronic capture of transactions (POS), the prepayment to merchants of receivables for credit card sales, the check verification services through the POS equipment, and the capture and transmission services for transactions carried out with voucher and private-label cards. The Company's audited financial statements are prepared in accordance with the accounting practices adopted in Brazil, based on Brazilian Corporate Law, the regulations of the Brazilian securities and exchange commission (CVM), and the accounting standards and rules established by the Brazilian Institute of Independent Auditors - IBRACON ("BR GAAP").

HIGHLIGHTS IN 2Q07 VERSUS 2Q06

✓ **Growth of 19.5% in net operating revenue.** Net operating revenue in the period was R$ 487.1 million, 19.5% higher than the R$ 407.7 million verified in the 2Q06.

✓ **Increase of 28.4% in Adjusted EBITDA.** Adjusted EBITDA in the quarter was R$ 302.9 million, 28.4% higher than the R$ 235.9 million in the 2Q06. Adjusted EBITDA margin in the quarter was 62.2%, compared to 57.9% in the 2Q06.

✓ **Growth of 37.6% in Recurring Net Income.** Recurring Net Income in the quarter was R$ 178.2 million, an increase of 37.6% versus R$ 129.4 million in the 2Q06.

✓ **Expansion of 11.7% in number of affiliated merchants.** At the end of June 2007, the number of affiliated merchants reached 1,065,000, 11.7% higher than June 2006, while the base of active merchants grew 15.5% in the same period.

✓ **Increase of 15.0% in the POS equipment base.** At end of June, the number of POS electronic equipment base achieved 692,000, 15.0% higher than June 2006.

RDCD3 NOVO MERCADO BOVESPA BRASIL

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KEY FINANCIAL AND OPERATIONAL INDICATORS

The table below presents the key financial and operational indicators for the periods shown.

Key indicators

R$ million	2Q07	1Q07	2Q06	1S07	1S06
Net Operating Revenue	487.1	471.3	407.7	958.4	810.2
Adjusted EBITDA	302.9	306.0	235.9	608.8	467.2
Adjusted EBITDA Margin	62.2%	64.9%	57.9%	63.5%	57.7%
Operating Income	269.1	271.2	195.2	540.3	378.7
Recurring Net Income	178.2	175.6	129.4	353.8	250.5
Margin	36.6%	37.2%	31.7%	36.9%	30.9%
Credit Cards:					
Value of Transactions	16,277	14,840	13,530	31,117	26,000
Number of Transactions (million)	190.1	174.2	165.7	364.3	318.7
Debit Cards:					
Value of Transactions	7,625	7,347	5,795	14,972	11,456
Number of Transactions (million)	163.3	156.8	128.6	320.1	254.6
Affiliated Merchants	1,064,954	1,032,948	953,106	1,064,954	953,106
Electronic Capture of Transactions	99.9%	99.9%	99.5%	99.9%	99.4%

NOTE: In order to make the Income Statements comparable, we have made "Pro Forma" and Non-Recurring adjustments detailed in this report.

MANAGEMENT DISCUSSION AND ANALYSIS

Redecard captured, processed and settled R$ 23.9 billion from credit and debit card transactions in the second quarter of 2007, up 23.7% from the same quarter last year. This growth is similar to the first quarter of 2007 of 22.4%. The second quarter is positively impacted by retail sales increase due to commemorative dates such as Mother's Day and Valentine's Day.

As a result, in the first semester of 2007, Redecard reached credit and debit card transaction value of R$ 46.1 billion, 23.0% higher than the first semester of 2006. The highlight is the growth of 30.7% in debit card transaction value.

Continuing to expand its merchants network, Redecard acquired 97,000 new merchants in the first half of 2007, reaching 1,065,000 affiliated merchants at the end of June 2007, net of cancellations. It represents an 11.7% increase in the total base when compared to June 2006. The active merchants base increased 15.5% in the same period.

To sustain the expansion in merchants network, the Company invested R$ 42 million in the purchase of 94,000 POS equipment, including 11,000 Wireless POS equipment, to attend specific segments of the market where mobility provides convenience to both cardholders and merchants. The Company reached a total of 692,000 POS equipments installed at the end of June 2007, which is 15.0% higher than June 2006.

Focusing on continuous improvement on security of the transactions, every new equipment (POS) installed is able to capture "smart cards" transactions (chip technology). Currently, 90.9% of the Company's POS equipment is compatible with "smart card" technology. As the majority of payment cards in the market is not "smart cards" yet, last January, Redecard started an encryption process in the POS equipment to capture transactions. In June, encrypted transactions accounted for 83.7% of total transactions captured through the POS equipments, providing security improvement for all participants in the payment card industry.

Besides the efforts on optimizing the transaction capture platform, the Company also focused on creating new technological solutions. Therefore, on June 13, 2007, Redecard announced **Foneshop**, a mobile payment solution that can replace credit or debit cards (the plastic).

Foneshop will be available to any payment card issuer that wishes to use the mobile phone in order to replace the plastic. The solution allows the interoperability among the participants of the electronic payment industry. It is simple to be installed and used in any mobile phone handset that handles SMS (Short Message Service). Using Foneshop, cardholders may associate as many payment cards they own from different banks on a single mobile phone, turning the mobile handset into an "electronic wallet". Besides speed, convenience and security to capture transactions, Foneshop does not require new investments in the network, because it works with Redecard existing capture and processing infrastructure.

In addition to Redecard's current acceptance network, Foneshop also allows merchants or even individuals, which sells goods or services, to use the mobile phone handset for capturing transactions with payment cards. This functionality should contribute to the expansion of Redecard's network into new segments, such as taxis, delivery services, door-to-door sales, etc.

The campaign "Viajante Mastercard" (MasterCard Traveler), launched by MasterCard in the second quarter of 2007, illustrated the high level of acceptance of the brand's payment cards

across the Brazilian territory, with a massive media coverage, becoming a platform to support other Redecard's marketing campaigns all over this year, with the slogan "Discover Brazil, the priceless country, and all of it accepts MasterCard". Drawing on the campaign's success, the Company were able to anticipate a series of promotional actions, many of which in partnership with the brand, issuers and merchants, with the objective of promoting the activation and acceptance of payment cards.

STATEMENT OF RECURRING INCOME – 2Q06

To make the second quarter 2006 results comparable to second quarter 2007, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

"Pro Forma": adjustments related to the termination of the Redecard Consortium.
Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

Non-Recurring: represents extraordinary (one timer) revenue and expenses in the second quarter of 2006

The result for the second quarter of 2006 contains two significant and non-recurring figures: i) revenue from the sale of MasterCard's shares in June 2006, for R$ 28.3 million, with the impact on the Net Income of R$ 18.7 million; and ii) the reversal of part of the provisions for tax contingencies in the amount of R$ 44.7 million, impacting Net Income by R$ 29.5 million.

RECURRING RESULTS STATEMENT - 2Q06 (R$ thousand)

	Accounting 2Q06	"Pro Forma" Adjustments	"Pro Forma"	Non-Recurring Adjustments	Recurring Result 2Q06
Credit	206,287		206,287		206,287
Debit	45,378		45,378		45,378
Equipment rental	98,481		98,481		98,481
Others	16,805		16,805		16,805
Operational Revenue	**366,951**		**366,951**		**366,951**
					-
ISS	(13,545)		(13,545)		(13,545)
PIS	(3,045)	(1,626)	(4,671)		(4,671)
Cofins	(16,545)	(4,967)	(21,512)		(21,512)
Taxes	**(33,135)**		**(39,728)**		**(39,728)**
Net Financial Revenue	84,021		84,021	(3,525)	80,496
Net Operational Revenue	**417,837**		**411,244**		**407,719**
Cost of Services Rendered	(107,360)		(107,360)		(107,360)
Depreciation of Capture Equipment	(33,920)		(33,920)		(33,920)
Total Cost of Services Rendered	**(141,280)**		**(141,280)**		**(141,280)**
Personnel	(28,440)		(28,440)		(28,440)
Administrative	(26,268)		(26,268)		(26,268)
Marketing	(7,694)		(7,694)		(7,694)
Provision for Employees Profit Sharing	(5,292)		(5,292)		(5,292)
Depreciation and Amortizatoin	(1,973)		(1,973)		(1,973)
Other Operating Expenses and Revenue	67,695		67,695	(69,225)	(1,530)
Operating Expenses	**(1,972)**		**(1,972)**		**(71,197)**
Operating Profit	**274,585**		**267,992**		**195,242**
Income Tax	(38,918)	(27,284)	(66,202)	18,188	(48,014)
CSLL	(14,268)	(10,062)	(24,330)	6,548	(17,782)
Income Tax and CSLL	(53,186)		(90,532)		(65,796)
Net Income	**221,399**	**(43,939)**	**177,460**	**(48,014)**	**129,446**

COMPARISON OF RESULTS (2Q07 vs. 2Q06)

NOTE: From this point forward, all analysis and comments regarding the results are based on Recurring Income Statements, as shown below.

RECURRING RESULTS STATEMENT (R$ thousand)			Variance Favorable / (Unfavorable)	
	2Q07	2Q06	$	%
Credit	247,651	206,287	41,364	20.1%
Debit	59,210	45,378	13,832	30.5%
Equipment rental	119,135	98,481	20,654	21.0%
Others	21,311	16,805	4,506	26.8%
Operational Revenue	**447,307**	**366,951**	**80,356**	**21.9%**
ISS	(16,457)	(13,545)	(2,912)	-21.5%
PIS	(5,805)	(4,671)	(1,134)	-24.3%
Cofins	(26,736)	(21,512)	(5,224)	-24.3%
Taxes	**(48,998)**	**(39,728)**	**(9,270)**	**-23.3%**
Net Financial Revenue	88,817	80,496	8,321	10.3%
Net Operational Revenue	**487,126**	**407,719**	**79,407**	**19.5%**
Cost of Services Rendered	(112,409)	(107,360)	(5,049)	-4.7%
Depreciation of Capture Equipment	(25,874)	(33,920)	8,046	23.7%
Total Cost of Services Rendered	**(138,283)**	**(141,280)**	**2,997**	**2.1%**
Personnel	(30,906)	(28,440)	(2,466)	-8.7%
Administrative	(26,612)	(26,268)	(344)	-1.3%
Marketing	(14,237)	(7,694)	(6,542)	-85.0%
Provision for Profit Sharing	(5,538)	(5,292)	(246)	-4.6%
Depreciation and Amortizatoin	(2,040)	(1,973)	(68)	-3.4%
Other Operating Expenses and Revenue	(430)	(1,530)	1,100	N/A
Operating Expenses	**(79,763)**	**(71,197)**	**(8,566)**	**-12.0%**
Operating Profit	**269,080**	**195,242**	**73,838**	**37.8%**
Income Tax	(66,470)	(48,014)	(18,457)	-38.4%
CSLL	(24,428)	(17,782)	(6,647)	-37.4%
Income Tax and CSLL	(90,898)	(65,796)	**(25,102)**	**-38.2%**
Net Income	**178,182**	**129,446**	**48,736**	**37.6%**

ANALYSIS OF THE RESULTS OF OPERATIONS – 2Q07

NET OPERATING REVENUE

Net operating revenue increased R$ 79.4 million, or 19.5%, to R$ 487.1 million in the second quarter of 2007, compared to R$ 407.7 million in the same period of 2006. The higher revenue was due to the factors described below.

Operating Revenue

Operating revenue increased R$ 80.4 million, or 21.9%, to R$ 447.3 million in the three-month period ended on June 30, 2007, compared to R$ 367.0 million in the same period of 2006. The variance was mainly due to the following items:

i) Revenue from credit card transactions: increase of R$ 41.4 million, or 20.1%, due to (a) the increase of R$ 42.3 million as a result of the growth of 20.3% in transaction value, and (b) the reduction of R$ 0.9 million related to the negative impact in the net average administration fee of 1 basis points. The increase of 20.3% in transaction value was in accordance with the growth presented in the first quarter, when the value of transactions increased 19.0%. The second quarter is positively impacted by retail sales increase due to commemorative dates such as Mother's Day and Valentine's Day. The average net administration fee of 1.53% in the second quarter is equivalent to the average fee in the first quarter of the year.

ii) Revenue from debit card transactions: increase of R$ 13.8 million, or 30.5%, due to (a) the increase of R$ 14.4 million as a result of the growth of 31.6% in transaction value, and (b) the reduction of R$ 0.6 million related to the negative variance in the net average administration fee of 0.7 basis points. The increase of 31.6% in transaction value was in accordance with the growth presented in the first quarter, when the value of transactions increased 29.8%.

iii) Rental of electronic POS equipment: increase of R$ 20.7 million, or 21.0%, due to (a) the increase of R$ 14.5 million due to the growth of 15.0% in the number of POS electronic equipment base, which achieved 692,000 equipments on June 30, 2007, and (b) the increase of R$ 6.2 million due to the growth of 5.4% in the average rental price, related to the higher share of wireless POS equipment in the base.

iv) Other revenue: increase of R$ 4.5 million, or 26.8%, when compared to the same quarter of 2006. These revenue items include: (a) revenue from check verification, (b) capture and transmission services for transactions carried out with voucher, (c) capture and transmission services for transactions carried out with private-label cards; among other revenue items.

Taxes

The taxes applicable on operating revenue increased R$ 9.3 million, or 23.3%, to R$ 49.0 million in second quarter of 2007, compared to R$ 39.7 million in the same period of 2006. The variance was mainly due to the following items:

i) increase of R$ 2.9 million, or 21.5%, in the amount of ISS services tax, to R$ 16.5 million in the second quarter of 2007, versus R$ 13.5 million in the same period of 2006. This increase resulted by the higher operating revenue, except for the revenue of equipments rental, which is not considered in the calculation basis;

ii) increase of R$ 6.4 million, or 24.3%, in the amount of PIS and COFINS taxes, to R$ 32.5 million in the second quarter of 2007, versus R$ 26.2 million in the same period of 2006. This increase was resulted by the growth of operating revenue.

Net Financial Income

Net financial income increased R$ 8.3 million, or 10.3%, to R$ 88.8 million in the three-month period ended on June 30, 2007, compared to R$ 80.5 million in the same period of 2006. This variance is due to:

i) the prepayment average term increased 11 days, reaching 58 days, mainly due to the increase of prepayment operations related to credit card transactions with installment payments;

ii) the net commercial discount rate applied to prepayment of receivables to the merchants declined in the second quarter of 2007, due to the decrease in the basic interest rate from 15.63% to 12.28% per year between 2Q06 and 2Q07;

iii) the increase of 1.8% in the volume of prepayment of receivables between the second quarter of 2007 and the same period of 2006, confirms the expectation of lower growth, as described in the Final Offering Memorandum, comparing to the value of credit card transactions that increased 20.3% in the same period.

TOTAL COST OF SERVICES RENDERED

Cost of Services Rendered

The main items of the cost of services rendered includes: (i) fees paid to the brands; (ii) expenses on the telecommunications network and with telephone operating companies; (iii) data-processing expenses; (iv) expenses providing telephone assistance to merchants; (v) POS electronic equipment maintenance expenses; (vi) expenses on materials used by merchants to capture transactions; and (vii) merchants affiliations through bank branches and independent service providers (ISO).

The cost of services rendered increased R$ 5.0 million, or 4.7%, to R$ 112.4 million in the three-month period ended on June 30, 2007, compared to R$ 107.4 million in the same period of 2006, due to the following items:

i) increase of R$ 0.4 million, or 2.5%, in the capturing and processing of transactions expenses, while total transactions increased 18.8% between the periods. This variance includes not only economies of scale, but also improvement in telecom unit prices.

ii) increase of R$ 5.1 million, or 21.9%, in the fees paid to the MasterCard brand, mainly due to the growth of 20.3% in credit card values of transaction and the increase of 27.0% in the number of debit card transactions.

iii) decrease of R$ 3.4 million, or 11.7%, in POS equipment maintenance costs, due to: first, the replacement of 22,500 old equipments for new equipments that require lower levels of maintenance, and second, the improvement of POS equipment maintenance processes, substituting technical visits to merchants for specialized telephone service. If these improvements in the equipment maintenance process did not occurred, these expenses would have grown in accordance with growth of the POS equipment base, which increased 15% in the period;

iv) increase of R$ 1.6 million, or 20.9%, in the expenses on materials used by merchants to capture transactions, the variance was in accordance to the growth of 19.1% of transactions captured with the equipment POS;

v) increase of R$ 1.9 million, or 64.4%, in expenses with affiliation and activation of merchants. Comparing to the same period of 2006, the total affiliated merchants base expanded 11.7%, while the active merchant base grew 15.5%. The increase in these expenses exceeded the growth of the merchant base (total and active), because Redecard used proportionally more ISO services compared to the same period of 2006, in order to support the company's plan to be present in all municipalities in Brazil that have adequate infrastructure;

vi) reduction of R$ 0.2 million, or 2.4%, in call center expenses, while the number of active merchants grew by 15.5% between the quarters analyzed. This variance is a result from the operational process improvements, such as, call retention at AVR (automatic voice response), reduction of average time per call, and increase of the services provided through website.

Depreciation of Capture Equipment

The expenses with depreciation of capture equipment include the POS equipment depreciation, as well as the capture network infrastructure. These expenses declined by R$ 8.0 million, or 23.7%, to R$ 25.9 million in the 2Q07, compared to R$ 33.9 million in the same period of 2006. The POS equipment is depreciated within a three years period and represents the bulk of this expense. As a result, even though the installed POS base has expanded by 15.0% between June 2006 and June 2007, part of the expenses with depreciation in the second quarter of 2006 includes equipment purchased in 2004, which today is fully depreciated, while the second quarter of 2007 includes equipment purchased more recently. The decline in equipment prices in the period between 2004 and 2007, of approximately 50.0%, more than offset the expansion in the base of equipment to be depreciated.

OPERATING EXPENSES

Personnel

Personnel expenses increased R$ 2.5 million, or 8.7%, to R$ 30.9 million in the 2Q07, compared to R$ 28.4 million in the same period of 2006, mainly due to the following items: (i)

the increase of R$ 0.7 million, or 3.0%, in salaries expenses, driven by the wage increase of 4.0% in August 2006, due to the union agreement; (ii) increase of R$ 0.7 million in the provisions for labor contingencies expenses due to the 31 new suits between the periods, plus the monetary adjustment of the balance of this provision; (iii) R$ 0.6 million related to the services rendered to implement the new human resource management tool; (iv) increase of R$ 0.3 million in training expenses to conclude the leadership and management development program, supported by a specialized institution.

Administrative

The main administrative expenses include: (i) premises, which includes property rental and maintenance; (ii) maintenance of administrative systems; (iii) advisors services, such as external auditors and lawyers; (iv) travel and transportation; (v) office supply and document printing and processing; (vi) corporate telecommunications; and (vii) provision for civil suits.

Administrative expenses increased R$ 0.3 million, or 1.3%, to R$ 26.6 million in the 2Q07, compared to R$ 26.3 million in the same period of 2006, mainly due to the following reasons: (i) increase of R$ 0.1 million, or 4.6%, in premises expenses, mainly due to the rental contractual adjustment for the head office and branch offices, as well as to the facility services contracted for cleaning and security; (ii) increase of R$ 0.2 million in the provision for civil contingencies due to 54 new lawsuits, plus the monetary adjustment of the balance of this provision.

Marketing

Marketing expenses increased by R$ 6.5 million, or 85.0%, to R$ 14.2 million in the 2Q07, compared to R$ 7.7 million in the same period of 2006. Marketing expenses have historically been concentrated in the fourth quarter, however, Redecard took advantage of the launch of the campaign "Viajante Mastercard" (MasterCard Traveler) and anticipated a series of promotional actions, many of which in partnership with the brand, issuers and merchants, with the objective of promoting the activation and acceptance of payment cards. The campaign "Viajante Mastercard" (MasterCard Traveler) illustrated the high level of acceptance of the brand's payment cards across the Brazilian territory, with a massive media coverage, becoming a platform to support other Redecard's marketing campaigns all over this year, with the slogan "Discover Brazil, the priceless country, and all of it accepts MasterCard". The anticipation of the investments in marketing in the second quarter does not change expectations regarding total expenditure in the year.

Provision for Employees' Profit Sharing

The expenses with the provision for the employees' profit sharing program increased by R$ 0.2 million, or 4.6%, to R$ 5.5 million in the 2Q07, compared to R$ 5.3 million in the same period of 2006. This increase was mainly due to the growth in the Company's wage base, impacted by the union agreement in August 2006.

Depreciation and Amortization

Depreciation and amortization expenses increased R$ 0.1 million, or 3.4%, to R$ 2.0 million in the 2Q07, compared to R$ 1.9 million in the same period of 2006. This increase is due to the investment of R$ 12.7 million in the past 12 months.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenue.

Other operating expenses declined by R$ 1.1 million to R$ 0.4 million in the 2Q07, compared to R$ 1.5 million in the same period of 2006. This positive variance was mainly due to the reduction of R$ 1.0 million in the amount of operating losses, reaching R$ 0.6 million in the second quarter of 2007.

RECURRING NET INCOME

Recurring Net Income increased by R$ 48.7 million, or 37.6%, to R$ 178.2 million in the 2Q07, compared to R$ 129.4 million in the same period of 2006. In summary of what was analyzed before, note that Net Operating Revenue grew by 19.5%, while the Total Cost of Services Rendered decreased by 2.1% and Operating Expenses increased by 12.0%. As a result, Net Margin in the second quarter of 2007 reached 36.6%, representing an increase of 490 basis points when compared to the same period of 2006.

ADJUSTED EBITDA

Redecard Adjusted EBITDA consists of the operating income plus depreciation and amortization and adjusted by net financial results, which, however, includes financial income related to prepayment of receivables to merchants, which is considered as part of Redecard's operating activities and thus it is added back to the Adjusted EBTIDA. By advancing payment to merchants, Redecard anticipates the payment that would have to make on the due date related to the credit card transactions. Adjusted EBITDA does not have standardized meanings and this definition of Adjusted EBITDA may not compare to Adjusted EBITDA used by other companies.

Adjusted EBITDA (R$ million)	**2Q07**	**2Q06**	**Variance (2Q06 x 2Q07)**
Operating Income	269.1	195.2	+37.9%
(+) Depreciation and amortization	27.9	35.9	-22.3%
(-) Total financial revenue	(137.7)	(132.1)	+4.2%
(+) Total financial expenses	48.9	51.7	-5.4%
(+) Net financial income related to prepayment of receivables	94.7	85.2	+11.2%
Adjusted EBITDA	302.9	235.9	+28.4%

The Company's Adjusted EBITDA in the second quarter of 2007 increased 28.4% to R$ 302.9 million, compared to R$ 235.9 million in the same quarter of 2006. Adjusted EBITDA Margin was 62.2%, an increase of 430 basis points compared to the same period of 2006.

STATEMENTS OF RECURRING INCOME – 1S06

To make the first semester 2006 results comparable to first semester 2007, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

"Pro Forma": adjustments related to the termination of the Redecard Consortium.
Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

Non-Recurring: represents extraordinary (one timer) revenue and expenses in the first semester of 2006

The result for the first semester of 2006 contains two significant and non-recurring figures: i) revenue from the sale of MasterCard's shares in June 2006, for R$ 28.3 million, with the impact on the Net Income of R$ 18.7 million; and ii) the reversal of part of the provisions for tax contingencies in the amount of R$ 44.7 million, impacting Net Income by R$ 29.5 million.

RECURRING RESULTS STATEMENT - 1S06 (R$ thousand)

	Accounting 1S06	"Pro Forma" Adjustments	"Pro Forma"	Non-Recurring Adjustments	Recurring Result 1S06
Credit	413,187		413,187		413,187
Debit	89,538		89,538		89,538
Equipment rental	192,115		192,115		192,115
Others	32,873		32,873		32,873
Operational Revenue	**727,713**		**727,713**		**727,713**
ISS	(27,045)		(27,045)		(27,045)
PIS	(6,261)	(2,999)	(9,260)		(9,260)
Cofins	(33,500)	(9,155)	(42,655)		(42,655)
Taxes	**(66,806)**		**(78,960)**		**(78,960)**
Net Financial Revenue	175,615		175,615	(14,179)	161,436
Net Operational Revenue	**836,522**		**824,368**		**810,189**
Cost of Services Rendered	(222,488)		(222,488)		(222,488)
Depreciation of Capture Equipment	(66,617)		(66,617)		(66,617)
Total Cost of Services Rendered	**(289,105)**		**(289,105)**		**(289,105)**
Personnel	(55,395)		(55,395)		(55,395)
Administrative	(52,090)		(52,090)		(52,090)
Marketing	(14,133)		(14,133)		(14,133)
Provision for Profit Sharing	(12,183)		(12,183)		(12,183)
Depreciation and Amortizatoin	(3,910)		(3,910)		(3,910)
Other Operating Expenses and Revenue	53,906		53,906	(58,571)	(4,665)
Operating Expenses	**(83,805)**		**(83,805)**		**(142,376)**
Operating Profit	**463,612**		**451,458**		**378,708**
Income Tax	(59,290)	(52,778)	(112,068)	18,187	(93,881)
CSLL	(21,195)	(19,647)	(40,842)	6,548	(34,294)
Income Tax and CSLL	(80,485)		(152,910)		(128,175)
Net Income	**383,127**	**(84,579)**	**298,548**	**(48,015)**	**250,533**

STATEMENTS OF RECURRING INCOME – 1S07

To make the first semester 2007 results comparable to first semester 2006, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

"Pro Forma": adjustments related to the termination of the Redecard Consortium.

Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

Non-Recurring: represents extraordinary (one timer) revenue and expenses in the first semester of 2007

The result for the first semester of 2007 contains two significant and non-recurring figures: I) reversal of part of the provisions for excise tax (PIS and COFINS) contingencies in the amount of R$ 48.0 million; ii) reversal of part of the provisions for income tax contingencies in the amount R$ 26.5 million, which includes R$ 11.8 million directly impacting the income tax line.

RECURRING RESULTS STATEMENT - 1S07 (R$ thousand)

	Accounting 1S07	"Pro Forma" Adjustments	"Pro Forma"	Non-Recurring Adjustments	Recurring Result 1S07
Credit	471,717		471,717		471,717
Debit	116,638		116,638		116,638
Equipment rental	234,171		234,171		234,171
Others	42,687		42,687		42,687
Operational Revenue	**865,213**		**865,213**		**865,213**
ISS	(31,737)		(31,737)		(31,737)
PIS	(8,563)	(2,737)	(11,300)		(11,300)
Cofins	(43,451)	(8,596)	(52,047)		(52,047)
Taxes	**(83,751)**	**(11,333)**	**(95,084)**		**(95,084)**
Net Financial Revenue	250,986		250,986	(62,706)	188,280
Net Operational Revenue	**1,032,449**		**1,021,116**		**958,409**
Cost of Services Rendered	(216,643)		(216,643)		(216,643)
Depreciation of Capture Equipment	(51,834)		(51,834)		(51,834)
Total Cost of Services Rendered	**(268,477)**		**(268,477)**		**(268,477)**
Personnel	(58,367)		(58,367)		(58,367)
Administrative	(54,371)		(54,371)		(54,371)
Marketing	(18,368)		(18,368)		(18,368)
Provision for Profit Sharing	(12,275)		(12,275)		(12,275)
Depreciation and Amortizatoin	(4,344)		(4,344)		(4,344)
Other Operating Expenses and Revenue	(1,895)		(1,895)		(1,895)
Operating Expenses	**(149,620)**		**(149,620)**		**(149,620)**
Operating Profit	**614,351**		**603,018**		**540,312**
Income Tax	(93,176)	(60,278)	(153,454)	15,676	(137,778)
CSLL	(37,968)	(16,455)	(54,423)	5,644	(48,779)
Income Tax and CSLL	(131,144)		(207,877)		(186,557)
Net Income	**483,207**	**(88,066)**	**395,141**	**(41,386)**	**353,755**

COMPARISON OF RESULTS (1S07 vs. 1S06)

NOTE: From this point forward, all analysis and comments regarding the results are based on Recurring Income Statements, as shown below.

RECURRING RESULTS STATEMENT (R$ thousand)			Variance Favorable / (Unfavorable)	
	1S07	1S06	$	%
Credit	471,717	413,187	58,530	14.2%
Debit	116,638	89,538	27,100	30.3%
Equipment rental	234,171	192,115	42,056	21.9%
Others	42,687	32,873	9,814	29.9%
Operational Revenue	**865,213**	**727,713**	**137,500**	**18.9%**
ISS	(31,737)	(27,045)	(4,692)	-17.3%
PIS	(11,300)	(9,260)	(2,040)	-22.0%
Cofins	(52,047)	(42,655)	(9,392)	-22.0%
Taxes	**(95,084)**	**(78,960)**	**(16,124)**	**-20.4%**
Net Financial Revenue	188,280	161,436	26,844	16.6%
Net Operational Revenue	**958,409**	**810,189**	**148,220**	**18.3%**
Cost of Services Rendered	(216,643)	(222,488)	5,845	2.6%
Depreciation of Capture Equipment	(51,834)	(66,617)	14,783	22.2%
Total Cost of Services Rendered	**(268,477)**	**(289,105)**	**20,628**	**7.1%**
Personnel	(58,367)	(55,395)	(2,972)	-5.4%
Administrative	(54,371)	(52,090)	(2,281)	-4.4%
Marketing	(18,368)	(14,133)	(4,235)	-30.0%
Provision for Profit Sharing	(12,275)	(12,183)	(92)	-0.8%
Depreciation and Amortizatoin	(4,344)	(3,910)	(434)	-11.1%
Other Operating Expenses and Revenue	(1,895)	(4,665)	2,770	N/A
Operating Expenses	**(149,620)**	**(142,376)**	**(7,244)**	**-5.1%**
Operating Profit	**540,312**	**378,708**	**161,604**	**42.7%**
Income Tax	(137,778)	(93,881)	(43,897)	-46.8%
CSLL	(48,779)	(34,294)	(14,485)	-42.2%
Income Tax and CSLL	(186,557)	(128,175)	**(58,382)**	**-45.5%**
Net Income	**353,755**	**250,533**	**103,222**	**41.2%**

ANALYSIS OF THE RESULTS OF OPERATIONS – 1S07

NET OPERATING REVENUE

Net operating revenue increased R$ 148.2 million, or 18.3%, to R$ 958.4 million in the first semester of 2007, compared to R$ 810.2 million in the same period of 2006. The higher revenue was due to the factors described below.

Operating Revenue

Operating revenue increased R$ 137.5 million, or 18.9%, to R$ 865.2 million in the 1S07 compared to R$ 727.7 million in the same period of 2006. The variance was mainly due to the following items:

v) Revenue from credit card transactions: increase of R$ 58.5 million, or 14.2%, due to (a) the increase of R$ 82.3 million as a result of the growth of 19.7% in transaction value, and (b) the reduction of R$ 23.8 million related to the negative impact in the net average administration fee of 7 basis points. The decrease of the average net administration fee is due to the new interchange fee implement in March 27, 2006.

vi) Revenue from debit card transactions: increase of R$ 27.1 million, or 30.3%, due to (a) the increase of R$ 27.6 million as a result of the growth of 30.7% in transaction value, and (b) the reduction of R$ 0.5 million related to the negative variance in the net average administration fee of 0.3 basis points.

vii) Rental of electronic POS equipment: increase of R$ 42.1 million, or 21.9%, due to (a) the increase of R$ 29.7 million due to the growth of 15.0% in the number of POS electronic equipment base, which achieved 692,000 equipments on June 30, 2007, and (b) the increase of R$ 12.4 million due to the growth of 5.6% in the average rental price, related to the higher share of wireless POS equipment in the base.

viii) Other revenue: increase of R$ 9.8 million, or 29.9%, when compared to the same semester of 2006. These revenue items include: (a) revenue from check verification, (b) capture and transmission services for transactions carried out with voucher, (c) capture and transmission services for transactions carried out with private-label cards; among other revenue items.

Taxes

The taxes applicable on operating revenue increased R$ 16.1 million, or 20.4%, to R$ 95.1 million in the first semester of 2007, compared to R$ 79.0 million in the same period of 2006. The variance was mainly due to the following items:

iii) increase of R$ 4.7 million, or 17.3%, in the amount of ISS services tax, to R$ 31.7 million in the first semester of 2007, versus R$ 27.0 million in the same period of 2006. This increase resulted by the higher operating revenue, except for the revenue of equipments rental, which is not considered in the calculation basis;

iv) increase of R$ 11.4 million, or 22.0%, in the amount of PIS and COFINS taxes, to R$ 63.3 million in the first semester of 2007, versus R$ 51.9 million in the same period of 2006. This increase was resulted by the growth of operating revenue.

Net Financial Income

Net financial income increased R$ 26.8 million, or 16.6%, to R$ 188.3 million in the 1S07, compared to R$ 161.4 million in the same period of 2006. This variance is due to:

iv) the prepayment average term increased 7 days, reaching 57 days, mainly due to the increase of prepayment operations related to credit card transactions with installment payments;

v) the net commercial discount rate applied to prepayment of receivables to the merchants declined in the first semester of 2007, due to the decrease in the basic interest rate from 16.40% to 12.58% per year between 1S06 and 1S07;

vi) the increase of 4.2% in the volume of prepayment of receivables between the first semester of 2007 and the same period of 2006, confirms the expectation of lower growth, as described in the Final Offering Memorandum, compared to the increase of 19.7% of the value of credit card transactions in the same period. It is important to highlight that Redecard anticipated an extraordinary volume in 1Q07 concentrated in a few merchants.

TOTAL COST OF SERVICES RENDERED

Cost of Services Rendered

The main items of the cost of services rendered includes: (i) fees paid to the brands; (ii) expenses on the telecommunications network and with telephone operating companies; (iii) data-processing expenses; (iv) expenses providing telephone assistance to merchants; (v) POS electronic equipment maintenance expenses; (vi) expenses on materials used by merchants to capture transactions; and (vii) merchants affiliations through bank branches and independent service providers (ISO).

The cost of services rendered decreased R$ 5.8 million, or 2.6%, to R$ 216.6 million in the 1S07, compared to R$ 222.4 million in the same period of 2006, due to the following items:

i) reduction of R$ 1.9 million, or 5.6%, in the capturing and processing of transactions expenses, while total transactions increased 18.6% between the periods. This variance includes not only economies of scale, but also improvement in telecom unit prices.

ii) increase of R$ 10.0 million, or 22.2%, in the fees paid to the MasterCard brand, mainly due to the growth of 19.7% in credit card values of transaction and the increase of 25.7% in the number of debit card transactions.

iii) decrease of R$ 6.6 million, or 12.0%, in POS equipment maintenance costs, due to: first, the replacement of 22,500 old equipments for new equipments that require

lower levels of maintenance, and second, the improvement of POS equipment maintenance processes, substituting technical visits to merchants for specialized telephone service. If these improvements in the equipment maintenance process did not occurred, these expenses would have grown in accordance with growth of the POS equipment base, which increased 15% in the period;

iv) reduction of R$ 1.0 million, or 5.5%, in the expenses on materials used by merchants to capture transactions, while the transactions captured through POS increased 20.4% between the periods. The reduction is due to the anticipation of purchase and distribution of materials at the end of 2006;

v) increase of R$ 2.5 million, or 41.1%, in expenses with affiliation and activation of merchants. Comparing to the same period of 2006, the total affiliated merchants base expanded 11.7%, while the active merchant base grew 15.5%. The increase in these expenses exceeded the growth of the merchant base (total and active), because Redecard used proportionally more ISO services compared to the same period of 2006, in order to support the company's plan to be present in all municipalities in Brazil that have adequate infrastructure;

vi) reduction of R$ 0.9 million, or 6.0%, in call center expenses, while the number of active merchants grew by 15.5% between the quarters analyzed. This variance is a result from the operational process improvements, such as, call retention at AVR (automatic voice response), reduction of average time per call, and increase of the services provided through website;

vii) reduction of R$ 6.1 million, or 21.5%, in the profit sharing contracts with some issuers, due to the transition of these contracts to the new interchange fee implemented in March 27, 2006.

viii) reduction of R$ 1.0 million, or 9.9%, in the software maintenance expenses, due to postponing of some projects to the second semester of 2007. It does not change the total expenditure expected for the year.

Depreciation of Capture Equipment

The expenses with depreciation of capture equipment include the POS equipment depreciation, as well as the capture network infrastructure. These expenses declined by R$ 14.7 million, or 22.2%, to R$ 51.8 million in the 1S07, compared to R$ 66.6 million in the same period of 2006. The POS equipment is depreciated within a three years period and represents the bulk of this expense. As a result, even though the installed POS base has expanded by 15.0% between June 2006 and June 2007, part of the expenses with depreciation in the first semester of 2006 includes equipment purchased in 2004, which today is fully depreciated, while the first semester of 2007 includes equipment purchased more recently. The decline in equipment prices in the period between 2004 and 2007, of approximately 50.0%, more than offset the expansion in the base of equipment to be depreciated.

OPERATING EXPENSES

Personnel

Personnel expenses increased R$ 3.0 million, or 5.4%, to R$ 58.4 million in the 1S07, compared to R$ 55.4 million in the same period of 2006, mainly due to the following items: (i) the increase of R$ 0.4 million, or 0.9%, in salaries expenses, mainly due to the reduction in the variable salaries of the sales force between 1S06 and 1S07; (ii) increase of R$ 0.9 million in the provisions for labor contingencies expenses due to the 31 new suits between the periods, plus the monetary adjustment of the balance of this provision; (iii) R$ 0.6 million related to the services rendered to implement the new human resource management tool; (iv) increase of R$ 0.4 million in training expenses to conclude the leadership and management development program, supported by a specialized institution; (v) increase of R$ 0.4 million in the fringe benefits many due to medical assistance.

Administrative

The main administrative expenses include: (i) premises, which includes property rental and maintenance; (ii) maintenance of administrative systems; (iii) advisors services, such as external auditors and lawyers; (iv) travel and transportation; (v) office supply and document printing and processing; (vi) corporate telecommunications; and (vii) provision for civil suits.

Administrative expenses increased R$ 2.3 million, or 4.4%, to R$ 54.3 million in the 1S07, compared to R$ 52.0 million in the same period of 2006, mainly due to the following reasons: (i) increase of R$ 0.4 million, or 5.9%, in premises expenses, mainly due to the rental contractual adjustment for the head office and branch offices, as well as to the facility services contracted for cleaning and security; (ii) increase of R$ 0.6 million in the provision for civil contingencies due to 54 new lawsuits, plus the monetary adjustment of the balance of this provision.

Marketing

Marketing expenses increased by R$ 4.2 million, or 30.0%, to R$ 18.3 million in the 1S07, compared to R$ 14.1 million in the same period of 2006. Marketing expenses have historically been concentrated in the fourth quarter, however, Redecard took advantage of the launch of the campaign "Viajante Mastercard" (MasterCard Traveler) and anticipated a series of promotional actions, many of which in partnership with the brand, issuers and merchants, with the objective of promoting the activation and acceptance of payment cards. The campaign "Viajante Mastercard" (MasterCard Traveler) illustrated the high level of acceptance of the brand's payment cards across the Brazilian territory, with a massive media coverage, becoming a platform to support other Redecard's marketing campaigns all over this year, with the slogan "Discover Brazil, the priceless country, and all of it accepts MasterCard". The anticipation of the investments in marketing in the second quarter does not change expectations regarding total expenditure in the year.

Provision for Employees' Profit Sharing

The expenses with the provision for the employees' profit sharing program increased by R$ 0.1 million, or 0.8%, to R$ 12.3 million in the 1S07, compared to R$ 12.2 million in the same period of 2006.

Depreciation and Amortization

Depreciation and amortization expenses increased R$ 0.4 million, or 11.1%, to R$ 4.3 million in the 1S07, compared to R$ 3.9 million in the same period of 2006. This increase is due to the investment of R$ 12.7 million in the past 12 months.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenue.

Other operating expenses declined by R$ 2.8 million to R$ 1.9 million in the 1S07, compared to R$ 4.7 million in the same period of 2006. This positive variance was mainly due to the reduction of R$ 1.1 million in the amount of operating losses, reaching R$ 3.0 million in the first semester of 2007.

RECURRING NET INCOME

Recurring Net Income increased by R$ 103.2 million, or 41.2%, to R$ 353.8 million in the 1S07, compared to R$ 250.5 million in the same period of 2006. In summary of what was analyzed before, note that Net Operating Revenue grew by 18.3%, while the Total Cost of Services Rendered decreased by 7.1% and Operating Expenses increased by 5.1%. As a result, Net Margin in the first semester of 2007 reached 36.9%, representing an increase of 600 basis points when compared to the same period of 2006.

ADJUSTED EBITDA

Redecard Adjusted EBITDA consists of the operating income plus depreciation and amortization and adjusted by net financial results, which, however, includes financial income related to prepayment of receivables to merchants, which is considered as part of Redecard's operating activities and thus it is added back to the Adjusted EBTIDA. By advancing payment to merchants, Redecard anticipates the payment that would have to make on the due date related to the credit card transactions. Adjusted EBITDA does not have standardized meanings and this definition of Adjusted EBITDA may not compare to Adjusted EBITDA used by other companies.

Adjusted EBITDA (R$ million)	**2S07**	**2S06**	**Variance (2S06 x 2S07)**
Operating Income	540.3	378.6	+42.7%
(+) Depreciation and amortization	56.2	70.5	-20.3%
(-) Total financial revenue	(345.7)	(280.6)	+23.2%
(+) Total financial expenses	157.5	119.2	+32.1%
(+) Net financial income related to prepayment of receivables	200.5	179.5	+11.7%
Adjusted EBITDA	608.8	467.2	+30.3%

The Company's Adjusted EBITDA in the first semester of 2007 increased 30.3% to R$ 608.8 million, compared to R$ 467.2 million in the same semester of 2006. Adjusted EBITDA Margin was 63.5%, an increase of 580 basis points compared to the same period of 2006.

BALANCE SHEET

BALANCE SHEET (R$ thousand)

ASSETS	Jun-30-2007	Jun-30-2006	Variance (Jun/07 - Jun/06)	%
Current Assets	**9,018,368**	**7,411,499**	**1,606,869**	**21.7%**
Cash and banks	1,241.00	11,838.00	(10,597)	-89.5%
Issuers account receivables	8,915,360	7,308,579	1,606,781	22.0%
Other account receivables	47,822	35,764	12,058	33.7%
Advances to third party and employees	3,475	3,689	(214)	-5.8%
Deferred income tax and CSLL	47,865	47,570	295	0.6%
Advanced expenses	2,605	4,059	(1,454)	-35.8%
Non-Current Assets	**209,408**	**252,132**	**(42,724)**	**-16.9%**
Long-Term Assets	**43,812**	**52,214**	**(8,402)**	**-16.1%**
Deferred income tax and CSLL	30,135	38,708	(8,573)	-22.1%
Legal deposits	13,677	13,506	171	1.3%
Permanent Assets	**165,596**	**199,918**	**(34,322)**	**-17.2%**
Property, plant and equipment	721,201	652,177	69,024	10.6%
Acumulated depreciation	(555,605)	(452,259)	(103,346)	22.9%
	9,227,776	7,663,631	1,564,145	20.4%
LIABILITIES				
Current Liabilities	**9,037,711**	**7,426,778**	**1,610,933**	**21.7%**
Account payables to merchants	8,273,901	6,654,845	1,619,056	24.3%
Suppliers	17,561	10,268	7,293	71.0%
Labor liabilily	32,983	26,801	6,182	23.1%
Tax liability	52,623	30,112	22,511	74.8%
Borrowings	357,389	357,260	129	0.0%
Dividend payables	178,190	106,507	71,683	67.3%
Consortium result payable	-	134,084	(134,084)	-100.0%
Other liabilities	125,064	106,901	18,163	17.0%
Non-Current Liabilities	**190,065**	**236,853**	**(46,788)**	**-19.8%**
Long-Term Liabilities	**125,804**	**172,592**	**(46,788)**	**-27.1%**
Provision for contingency liabilities	125,804	172,592	(46,788)	-27.1%
Shareholders' Equity	**64,261**	**64,261**	**-**	**0.0%**
Shareholders' equity	53,551	53,551	-	0.0%
Legal reserves	10,710	10,710	-	0.0%
Retained earnings	287,027	160,486	126,541	78.8%
Dividends distributed	(287,027)	(160,486)	(126,541)	0.0%
	9,227,776	7,663,631	1,564,145	20.4%

Current Assets

On June 30, 2007, current assets were R$ 9,018.4 million, up 21.7% on the same period of 2006. This variation was primarily due to the increase of 22.0% in the balance of Accounts Receivable from Issuers in relation to 2Q06, mainly due to the higher value of credit transactions between the two periods. The increase in other accounts receivable of R$ 12.1 million, or 33.7%, in relation to June 2006 is due to the higher balance of accounts receivable from the rental of POS equipments.

Long-Term Assets

In June 2007, long-term assets were R$ 43.8 million, 16.1% lower than the same period of 2006. This variance is mainly due to the reduction in the provisions for tax contingencies, as a result of the reversal of the provision booked in the 1Q07, which are considered temporary long-term differences, in the calculation of deferred Income Tax (IRPJ) and Social Contribution Tax on Net Income (CSLL).

Permanent Assets

On June 30, 2007, permanent assets totaled R$ 165.6 million, a reduction of 17.2% in relation to the same period of 2006. This reduction consists of the increase in investments in the period, net of write-offs of R$ 69.0 million, which was more than offset by the total depreciation of R$ 103.3 million in the same period. The depreciation encompasses equipment purchased between 2004 and 2005, for which the purchase price was approximately 50% higher than the price of the equipment purchased in the previous 12 months.

Current Liabilities

At the end of June 2007, current liabilities totaled R$ 9,037.7 million, an increase of 21.7% from the amount at June 30, 2006, mainly due to the increase of 24.3% in the amount of Accounts Payable to Merchants, as a result of the increase of the value of the credit card transaction. As of April 1, 2007, the termination of Redecard Consortium brought to the Company all of the results that previously were distributed to the Consortium Members, which resulted in significant variances in relation to the 2Q06 in three lines: **i)** the increase of R$ 22.5 million in Tax Liability as a result of the higher amounts of Income tax and Social Contribution driven by the higher results; **ii)** the amounts of Income from the Consortium result payable declined by R$ 134.1 million, since the cumulative amount relative to 1Q07 was fully paid on April 13, 2007, and **iii)** the amount of dividends payable increased by R$ 71.7 million.

Long-Term Liabilities

In June 2007, long-term assets totaled R$ 125.8 million, a decline of 27.1% in relation to the same period of 2006. This decline was due to the reduction in provisions for tax contingencies, as a result of the reversal booked in the 1Q07 in the amount of R$ 62.7 million.

Shareholders' Equity

The shareholders' equity of R$ 64.3 million remained stable between the two periods analyzed.

SUBSEQUENT EVENTS

IPO proceeds and related expenses

In early July 2007, Redecard was registered as a publicly-held Company and, on July 13th, its common shares were listed on the "Novo Mercado", at São Paulo Stock Exchange (Bovespa). To be listed on the "Novo Mercado" segment implies the adherence to a series of rules, known generically as "good practices of corporate governance", which are more stringent than those require by current laws in Brazil.

The financial settlement of the funds from the Primary Offering occurred on July 17, 2007, and represented net proceeds of R$ 402.7 million, which will be used in the Company's operational activities. The IPO expenses of R$ 17.5 million were cash discounted from the gross amount of the Primary Offering, and it included commissions (Management, Underwriting and Placement) and CBLC fees. The other expenses, including the CVM registration fee, lawyers and external auditors fees, as well as the expenses with the road show, should reach approximately R$ 0.5 million. The total IPO expenses will be booked in 3Q07 results.

OUTLOOK

The Company outlook for 2007 regarding financial results is based on the following assumptions:

Revenue from credit card transactions

i) Credit cards transaction value may increase from 19% to 21%, compared to 2006.
ii) The average net administration fee may remain in line with the first half of 2007.
iii) The revenue, net of interchange fee, should follow the same trend of the credit transaction value, except for the first quarter of 2007 that grew only 9,5% compared to 2006, due to the new interchange fee implemented on March 27, 2006.

Revenue from debit card transactions

i) Debit cards transaction value may increase from 29% to 31%, compared to 2006.
ii) The average net administration fee may remain in line with the first half of 2007.

Rental of electronic POS equipment

i) The base of POS equipment installed should increase between 14% and 16% in December 2007, compared to December 2006.
ii) The average rental price should remain in line with the first semester of 2007.

Net financial revenue from merchants prepayment

i) The percentage of the prepayment volume of the total value of credit card transactions should decrease during 2007 reaching an average between 18% and 20%. In 2006, Redecard prepaid the equivalent of 23.6% of total value of credit card transactions.
ii) The prepayment average term should be reduced in the second semester compared to the first one reaching a prepayment average term between 53 and 55 days.
iii) The net commercial discount rate applied to merchants prepayment should decrease, following the reduction of basic interest rates of the economy..

Total Cost of Services Rendered

i) The cost of services rendered should continue decline following the trend verified in the first semester of 2007, reaching a total year cost reduction between 1.5% and 2.5% in 2007, compared to 2006.
ii) The POS depreciation cost should continue decline following the trend verified in the first semester of 2007, reaching a total year cost reduction between 13% and 16% in 2007, compared to 2006.

Operating Expenses

i) Total year marketing expenses should reach the amount equivalent of 4% of the net revenue from credit and debit card transactions.

ii) Further operating expenses should grow in line with the inflation between 2006 and 2007, measured by IPCA index.

Recurring Net Income

i) Net Margin should grow from 33.3% verified in 2006 to the level between 35% and 37% in 2007.

ii) Recurring Net Income should grow between 20% and 24% when compared to the net income "Pro Forma" of R$ 601.9 million in 2006.

GLOSSARY

Net administration fee: administration fee charged to merchants, net of the interchange fee paid to issuers.

Brand: company, generally international, that holds the property and franchise rights of its trademarks and logos for use by the Acquirers and Issuers, through specification of general rules for the organization and operation of the credit card and debit card system and other payment means.

Acquirer: company that holds the license to use the trademarks of the Brands and which is responsible for the affiliation of Merchants, and the capturing, transmission, processing and financial settlement of Transactions.

Merchants: suppliers of the goods and/or services to Cardholders, which are affiliated by the Acquirers.

Cardholders: individuals or agents of legal entities that hold the cards and use the products, goods and services granted by the Issuers.

Interchange Fee: part of the Administration Fee that is charged to Merchants by the Acquirers and passed on to the Issuers of the credit cards or debit cards as part of their remuneration for the approval of Transactions conducted with cards they have issued.

Transaction: all and any acquisition of goods and services, fund transfer and cash withdrawal effected by Cardholders in affiliated Merchants in the Country.

2Q07 RESULTS CONFERENCE CALL

Conference Call in Portuguese

August 16, 2007
10:00 am (BR) | 9:00 am (U.S. EST)
Phone: +55 (11) 2101-4848
Code: Redecard

Conference Call in English

August 16, 2007
12:00 pm (BR) | 11:00 am (U.S. EST)
Phone: +1 (973) 935-8893
Code: 9020694

Adjusted EBITDA consists of operating income plus the amounts of depreciation and amortization and the amount of net financial income, without considering, however, the exclusion of net financial revenue obtained from the prepayment of receivables to merchants, since the Company understands that this business is part of its operating activities. Adjusted EBITDA is not a measure in accordance with BR GAAP, does not represent cash flow for the periods presented, and should not be considered a substitute for net profit as an indicator of operating performance, or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA does not have a standardized meaning and the definition of EBITDA used herein may not be comparable to that used by other companies. Adjusted EBITDA Margin is Adjusted EBITDA divided by the Company's net operating revenue. Pro-forma Net Margin consists of pro-forma net profit divided by net operating revenue.

This release contains forward-looking statements subject to risks and uncertainties. Such forward-looking statements are based on the management's beliefs and assumptions and information currently available to the Company. Forward-looking statements include information on our intentions, beliefs or current expectations, as well as on those of the Company's Board of Directors and Officers.

The reservations as to forward-looking statements and information also include information on possible or presumed operating results, as well as any statements preceded, followed or including words such as "believe", "may", "will", "expect", "intend", "plan", "estimate" or similar expressions.

Forward-looking statements are not performance guarantees; they involve risks, uncertainties and assumptions because they refer to future events and, therefore, depend on circumstances that may or may not occur. Future results may differ materially from those expressed or suggested by forward-looking statements. Many of the factors that will determine these results and figures are beyond Redecard's capacity to control or predict.

ANNEX A-3

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

External Disclosure
June 30, 2007 Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

4 - NIRE (Corporate Registry ID)
4001

01.02 - HEADQUARTERS

1 - ADDRESS	2 - DISTRICT
Av. Pres. Juscelino Kubitschek, 1400-14th Floor	Chácara Itaim

3 - ZIP CODE	4 - CITY	5 - STATE
04543-000	São Paulo	SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11	2121-0952	2121-0992	-	-

11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
11	2121-0934	-	-	

15 - E-MAIL
edson.santos@redecard.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME
Edson Luiz dos Santos

2 - ADDRESS	3 - DISTRICT
Av. Pres. Juscelino Kubitschek, 1400-14th Floor	Chácara Itaim

4 - ZIP CODE	5 - CITY	6 - STATE
04543-000	São Paulo	SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	2121-0952	-	-	

12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
11	2121-0934	-	-	

15 - E-MAIL
ri@abcn.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	2	4/1/2007	6/30/2007	1	1/1/2007	3/31/2007

09 - INDEPENDENT AUDITOR	10 - CVM CODE
KPMG Risk Advisory Services Ltda	00418-9
11 - TECHNICIAN IN CHARGE	**12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID)**
Giuseppe Masi	074.811.038-01

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

External Disclosure

June 30, 2007 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 6/30/2007	2 – PREVIOUS QUARTER 3/31/2007	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2006
Paid-up Capital			
1 - Common	657,415	626	626
2 - Preferred	0	1,252	1,252
3 - Total	657,415	1,878	1,878
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY	Commercial, Industrial and Other
2 - STATUS	Operational
3 - NATURE OF OWNERSHIP	Domestic Private
4 - ACTIVITY CODE	1280 – Financial Intermediation
5 - MAIN ACTIVITY	Affiliation of merchants and capture of commercial and financial transactions made with payment cards
6 - CONSOLIDATION TYPE	Not presented
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS	Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

External Disclosure

June 30, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$thousand)	4 - AMOUNT OF CHANGE (In R$thousand)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)
01	3/31/2007	53,552	0	No change during this period	1,878	28.5100000000
02	6/15/2007	53,552	0	Common shares split	655,537	0.0000000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
8/14/2007	

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

External Disclosure

June 30, 2007 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

02.01 - BALANCE SHEET - ASSETS (In R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
1	Total Assets	9,227,776	8,788,292
1.01	Current Assets	9,018,368	8,574,467
1.01.01	Cash and Cash Equivalents	1,241	16,679
1.01.01.01	Banks	1,241	16,679
1.01.02	Credits	8,969,262	8,503,294
1.01.02.01	Clients	47,822	52,581
1.01.02.01.01	Other Accounts Receivable	47,822	52,581
1.01.02.02	Sundry Credits	8,921,440	8,450,713
1.01.02.02.01	Accounts Receivable from Issuers	8,915,360	8,444,261
1.01.02.02.02	Advances to Third Parties and Employees	3,475	3,281
1.01.02.02.03	Prepaid Expenses	2,605	3,171
1.01.03	Inventories	0	0
1.01.04	Other	47,865	54,494
1.01.04.01	Deferred Income Tax and Social Contribution	47,865	54,494
1.02	Non-current Assets	209,408	213,825
1.02.01	Long-term Assets	43,812	39,804
1.02.01.01	Sundry Credits	43,812	39,804
1.02.01.01.01	Judicial Deposits	13,677	13,707
1.02.01.01.02	Deferred Income Tax and Social Contribution	30,135	26,097
1.02.01.02	Credit with Related Parties	0	0
1.02.01.02.01	Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	165,596	174,021
1.02.02.01	Investments	0	0
1.02.02.01.01	In Direct and Indirect Associated Companies	0	0
1.02.02.01.02	In Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant and Equipment	165,596	174,021
1.02.02.02.01	Property, Plant and Equipment	721,202	704,296
1.02.02.02.01	(-) Depreciation	(555,606)	(530,275)
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION External Disclosure
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY June 30, 2007 Brazilian Corporate Law
Voluntary New Presentation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2	Total Liabilities	9,227,776	8,788,292
2.01	Current Liabilities	9,037,711	8,607,713
2.01.01	Loans and Financing	357,389	361,888
2.01.01.01	Loans	357,389	361,888
2.01.02	Debentures	0	0
2.01.03	Suppliers	17,561	41,084
2.01.04	Taxes, Fees and Contributions	85,606	43,823
2.01.04.01	Labor Liabilities	32,983	25,132
2.01.04.02	Tax Liabilities	52,623	18,691
2.01.05	Dividends Payable	178,190	108,855
2.01.05.01	Dividends Payable	178,190	108,855
2.01.06	Provisions	125,064	117,555
2.01.06.01	Provision for Sundry Expenses	125,064	117,555
2.01.07	Debts with Related Parties	0	196,177
2.01.07.01	Interest in Consortium	0	196,177
2.01.08	Other	8,273,901	7,738,331
2.01.08.01	Accounts Payable to Merchants	8,273,901	7,738,331
2.02	Non-Current Liabilities	125,804	116,318
2.02.01	Long-term Liabilities	125,804	116,318
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	125,804	116,318
2.02.01.03.01	Provisions for Contingent Liabilities	125,804	116,318
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	0	0
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	64,261	64,261
2.04.01	Paid-up Capital	53,551	53,551
2.04.01.01	Capital Stock	53,551	53,551
2.04.02	Capital Reserve	0	0
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	10,710	10,710
2.04.04.01	Legal	10,710	10,710
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profit	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	0	0
2.04.06	Advance for Future Capital Increase	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

External Disclosure
June 30, 2007
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02069-3	REDECARD S.A.	01.425.787/0001-04

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6- 1/1/2006 to 6/30/2006
3.01	Gross Revenue from Sales and/or Services	447,307	466,719	59,912	120,294
3.01.01	Credit	247,651	247,651	0	0
3.01.02	Debit	59,210	59,210	0	0
3.01.03	Equipment Rental	119,135	119,135	0	0
3.01.04	Other Revenues	21,311	40,723	59,912	120,294
3.02	Deductions from Gross Revenue	(48,998)	(51,009)	(4,988)	(9,788)
3.02.01	Service Tax (ISS)	(16,457)	(17,525)	(2,297)	(4,525)
3.02.02	Social integration program (PIS)	(5,805)	(5,973)	(480)	(939)
3.02.03	Social Contribution (COFINS)	(26,736)	(27,511)	(2,211)	(4,324)
3.03	Net Revenue from Sales and/or Services	398,309	415,710	54,924	110,506
3.04	Cost of Goods Sold and/or Services Rendered	(138,283)	(138,282)	0	0
3.04.01	Cost of Goods Sold and/or Services Rendered	(112,409)	(112,409)	0	0
3.04.02	Depreciation of Capturing Equipment	(25,874)	(25,873)	0	0
3.05	Gross Profit	260,026	277,428	54,924	110,506
3.06	Operating Income/Expenses	9,054	140,749	102,477	130,468
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(79,333)	(111,544)	(8,361)	(46,431)
3.06.02.01	Personnel	(30,906)	(39,081)	(4,792)	(9,973)
3.06.02.02	Administrative	(26,612)	(46,593)	9,559	(10,093)
3.06.02.03	Marketing	(14,237)	(15,575)	(1,256)	(2,456)
3.06.02.04	Provision for Profit Sharing	(5,538)	(7,685)	(1,249)	(2,600)
3.06.02.05	Depreciation and Amortization	(2,040)	(2,610)	(10,623)	(21,309)
3.06.03	Financial	88,817	252,723	110,838	176,899
3.06.03.01	Financial Income	137,662	310,008	132,093	277,555
3.06.03.01.01	Financial Income	137,662	310,008	132,093	277,555
3.06.03.02	Financial Expenses	(48,845)	(57,285)	(21,255)	(100,656)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

External Disclosure
June 30, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6- 1/1/2006 to 6/30/2006
3.06.03.02.01	Provisional Contribution on Financial Transfers (CPMF)	(2,385)	(3,048)	(314)	(688)
3.06.03.02.02	Financial Expenses	(46,460)	(54,237)	(20,941)	(99,968)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(430)	(430)	0	0
3.06.05.01	Other Operating Expenses	(430)	(430)	0	0
3.06.06	Equity Pickup	0	0	0	0
3.07	Operating Income	269,080	418,177	157,401	240,974
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.08.02.01	Income in the Sale of Property, Plant and Equipment	0	0	0	0
3.09	Income Before Taxes/Holdings	269,080	418,177	157,401	240,974
3.10	Provision for Income Tax and Social Contribution	(90,898)	(131,144)	(53,187)	(80,487)
3.10.01	Provision for Income Tax	(66,470)	(93,176)	(38,918)	(59,291)
3.10.02	Provision for Social Contribution	(24,428)	(37,968)	(14,269)	(21,196)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Holdings/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	178,182	287,033	104,214	160,487
	No. SHARES, EX-TREASURY (in thousands)	657,415	657,415	1,878	1,878
	EARNINGS PER SHARE	0.27103	0.43661	55.49201	85.45634
	LOSS PER SHARE				

Redecard S.A.

Notes to the accounting statements

for the periods of April 1 to June 30, 2007 and 2006

(In thousands of Brazilian reais)

1 Operational

Redecard S.A. started its operations on November 1, 1996, and its main purpose is the acquisition of transactions with MasterCard®, MasterCard Electronic®, and Diners Club International® cards, as well as MasterCard Maestro®, RedeShop®, and Maestro® debit cards, by means of the accreditation of stores.

Redecard's acquisition business model consists of the accreditation of commercial establishments and service providers, as well as the acquisition, transmission, processing, and settlement of the transactions with the credit and debit cards mentioned above.

Redecard's operations are organized as follows:

a. Credit and debit cards: acquisition, processing, and settlement of financial and commercial transactions with the credit and debit cards mentioned above. For the provision of these services, Redecard charges a management fee, which consists of the remuneration of the issuer, named interchange rate, and the remuneration for the services provided by Redecard.

b. Early settlement for accredited stores over receivables with MasterCard and Diners Club International credit cards, upon requests of these stores, and only on transactions collected in it. Redecard records financial revenues from these operations.

c. Lease of electronic transaction acquisition equipments, called POS. The Company records monthly revenues from equipment lease.

d. Services provided to business partners, such as acquisition, routing, and transmission of transactions done with voucher cards (including food, meal, fuel, and others), in addition to Private Label cards, usually issued by financial companies. Redecard's revenues consist of fees charged from voucher and financial companies.

e. Service providing to stores, such as check verification in the Serasa database via POS equipment. Redecard's revenues consist of fees charged directly from the stores, with a small margin on costs with the Serasa.

Redecard S.A. used to be the Leader of the Redecard Consortium, incorporated on November 1, 1996, date when the Company's operations started, and closed on March 31, 2007. It used to be formed by the following members, in addition to Redecard S.A.: Banco Itaucard S.A., Unibanco - União de Bancos Brasileiros S.A., and Banco Citibank S.A.. When the Redecard Consortium was closed, Redecard S.A. took over all its activities.

The Redecard Consortium was a non-corporate entity, whose purpose was the joint execution of the services relating to the use of credit and debit cards, and other payment means, in the stores accredited by Redecard in Brazil, including the development of promotional and

advertising actions and activities targeted at promoting the issue and use of the cards mentioned above.

Redecard Consortium

History

By the end of the 1970's, three large banks - Citibank, Itaú and Unibanco – founded credit card provider Credicard. Since the beginning, Credicard was a successful company, accumulating record highs in cards issuance and number of accredited stores. In 1983, it entered into a joint venture with Visa International, starting to issue its cards under the rules of this brand. In 1987, Credicard terminated the agreement with Visa and entered into a joint venture with MasterCard International.

In 1990, Credicard already managed the credit card portfolios of 60 financial institutions in Brazil, dividing the obtained results with the cards portfolio, as it still was the exclusive issuer of MasterCard credit cards.

The exclusivity for the issuance of MasterCard cards was interrupted in 1996, due to changes which had taken place in the market, especially the incorporation by Unibanco of the activities of Banco Nacional. This operation joined in the same company an issuer of the Visa brand (Banco Nacional) and another (Unibanco) which held the issuance exclusivity, via Credicard, of MasterCard credit cards.

Until then, both Credicard, authorized issuer of the MasterCard brand, and authorized issuers of Visa cards maintained in their operations the activities of credit to cardholders and of accreditation of the stores so that they could accept payments with cards of both brands.

The end of the exclusivity for the issuance of MasterCard and Visa credit cards would consider, therefore, the need to establish mechanisms and processes which could boost the issuance of their cards, in the highest possible volume, but at the same time mitigate risks and cut costs.

Thus, on September 2, 1996, Redecard was founded from the spin-off of Credicard's stores' accreditation division. The three shareholders of Credicard remained in the company at first; later on, in 1997, MasterCard International became a shareholder at Redecard. Redecard's focus was the relationship with stores, and the development and maintenance of specific systems and processes to service MasterCard credit card issuers in Brazil, in addition to Redeshop and Maestro debit card issuers.

Also, within the two-sided market concept, there was the need to create mechanisms to increase the promotion of MasterCard and Redeshop cards issuance by other credit card providers. The incorporation of the Redecard Consortium, since the first day of operations of Redecard on November 1, 1996, was the most effective solution found by the Controlling Shareholders to formalize their association and manage Redecard, considering the base of credit cards issued by Credicard, as well as the systems which had already been operative at Credicard and which were transferred to Redecard.

Initially, the Redecard Consortium was incorporated with the participation of two members: Credicard and Redecard. In April 1997, in the first amendment to Redecard's Consortium Agreement, Credicard assigned part of its rights over the Consortium's results directly to the Controlling Shareholders, which were the same for both companies. In December 1997, in the second amendment to the Agreement, shareholder Itaú gained the right over the results on the same bases as Credicard, by means of the assignment of interest corresponding to the base of credit cards issued by Itaucard. In the third amendment to the Agreement, in January 2006,

Credicard withdrew from the Redecard Consortium, and Redecard's Controlling Shareholders started receiving results which until then used to be distributed to Credicard. Finally, in the fourth and last amendment to the Agreement, on March 31, 2007, the Redecard Consortium was closed and liquidated.

The Acts of Incorporation of Redecard Consortium were grounded in articles 278 and 279 of Law 6.404 as of December 15, 1976, did not have a legal identity, and its purpose, pursuant to the Third Clause of the Agreement, consisted of a "joint venture for the provision of the following services relating to the use, in the Redecard System, of the cards issued by the Members:

a. Management of the network of Establishments which accept card transactions;

b. Acquisition, transmission, processing and settlement of the transactions generated by the use of cards;

c. Development of other similar or correlated activities of the interest of the Consortium".

The rights and obligations on the revenues and the apportionment of expenses were regulated by Exhibits I, II, III and IV. Exhibit I set forth the rules to preserve the result over the portfolio of cards issued by Credicard and, later, in December 1997, also by Itaucard. This Exhibit distributed to Credicard and Itaucard Members the revenues from discount rates charged from the stores for the use of credit cards issued by Credicard and Itaucard, proportionally to their interest in the recorded revenues.

Exhibit II included the revenues from discount rates recorded in the transactions carried out in the stores with credit cards issued by other providers authorized by MasterCard, both in Brazil and overseas. Revenues from the lease of POS equipment were also included. The revenues were distributed to the Members, according to the corporate interest in Redecard, except MasterCard.

The purpose of the segregation of the Members, according to these Exhibits, was the admission of new MasterCard credit card issuers, increasing and stimulating the businesses for Redecard itself, but, at the same time, the Shareholders were not willing to share the results which could be obtained from the card base Credicard had built throughout over 25 years of activities.

Exhibit III of the Consortium Agreement included the revenues from discount rates charged from stores for the transactions done with Redeshop and Maestro debit cards, as well as revenues resulting from the advancement of values payable to the stores.

Exhibit IV of the Consortium Agreement presented, in a concise and graphical manner, the revenue breakdown, according to their origins, pursuant to Exhibits I, II, and III.

Expenses accrued by Redecard, as the Leader of the Consortium, were apportioned among all Members according to the origin of the expenses, and considering the proportional interest of the Members in the Consortium's revenues. Thus, all expenses used to be apportioned, except those of a financial nature, which used to be directly allocated to the business of advancement of values payable to the stores.

The associations idealized when the Redecard Consortium was incorporated have not occurred, though; and the changes in Credicard's corporate structure in 2004 ended up causing changes in the Consortium Agreement.

The Redecard Consortium remained operative up to March 31, 2007, and its purpose were the same activities currently developed by the Company, namely the accreditation of stores for the

acceptance of payment cards, as well as the acquisition, transmission, processing and settlement of the transactions done with MasterCard and Diners Club credit and debit cards in Brazil. On that date, the members of the Redecard Consortium were the Controlling Shareholders and Redecard.

The Company, as the leader of the Redecard Consortium, used to exercise all activities and take all necessary steps towards the development of the activities of the Redecard Consortium. As from March 31, 2007, with the end of the activities of the Redecard Consortium, the liabilities, rights, revenues, expenses, and financial and operating results are integrally of Redecard.

Accounting Statements

The accounting statements, revised or audited depending on the case, for the period of April 1 to June 30, 2007, refer to the results ascertained from the operations of Redecard S/A.

In order to facilitate the comparative analyses, the Company's audited accounting statements for the period ended June 30, 2006, refer to the "Redecard Consortium", indicating the Consortium's revenues, expenses, and operating profit, and not only the result relating to Redecard S.A.'s interest. Up to the period ended on March 31, 2007, Redecard Consortium's result used to be explained in Note 14 – "Result from Interest in Consortium".

2 Dividend Distribution

Results recorded by Redecard S/A, relating to the period of April 1 to June 30, 2007, were distributed to the Shareholders according to the criteria set forth in the Company's Bylaws.

3 Presentation of the accounting statements and the main accounting practices

The accounting statements were prepared in accordance with the Brazilian Corporate Law and the accounting practices adopted in Brazil. These accounting statements include the changes required by the following accounting regulatory acts: Accounting Norms and Procedures no. 27 - NPC no. 27, "Apresentação e Divulgações", and Accounting Norms and Procedures no. 22 - NPC no. 22, "Provisões, Passivos, Contingências Passivas e Contingências Ativas", both issued by the Brazilian Institute of Independent Accountants - IBRACON as of October 3, 2005.

a. *Determination of net income*

The income is ascertained on the accrual basis of accounting. The revenues resulting from the acquisition of transactions with credit and debit cards are allocated to income on the date the transactions are processed. The revenues from services rendered to partners and stores is recognized in the result due to its realization. Revenue is not recognized if there is significant uncertainty about its realization.

b. *Accounting estimates*

The preparation of the accounting statements according to the practices adopted in Brazil requires Management to use judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and premises include the residual value of property, plant and equipment, allowance for doubtful accounts, deferred outstanding income tax and social contribution, and reserve for contingencies. The settlement of the transactions involving these estimates might result in different values from

those estimated, due to inaccuracies inherent to the process of determining them. The Company reviews the estimates and premises at least once a year.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were converted to reais at the exchange rate on the closing date of the balance sheet and the differences resulting from the conversion were recognized in the result of the period. Basically, these balances are originated in transactions carried out at the stores with credit and debit cards issued by foreign institutions, licensed by the MasterCard and Diners Club International brands.

d. Property, plant and equipment

Property, plant and equipment is presented by cost of acquisition and is depreciated on the straight-line method, based on rates which take into account the expected useful life of the assets. Expenses resulting from the replacement of one component of a property, plant and equipment item are not capitalized due to the difficulty to estimate future increases in their economic benefits.

e. Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15% rates, plus an additional 10% on taxable income exceeding R$240 thousand for income tax and 9% on taxable income for social contribution on net income. The provision for these taxes is presented under "Tax liabilities". Deferred outstanding taxes resulting from temporary differences were constituted in conformity with CVM Rule no. 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study (Note 5).

f. Accounts receivable from issuers, and accounts payable to stores

These amounts refer to the values of the transactions done by holders of credit cards issued by financial institutions licensed by the MasterCard and Diners Club International brands; the balances of accounts receivable from issuers are net of interchange rates, and the balances of accounts payable to stores are net of management fees (discount rate), whose terms for payment by issuers and to stores are inferior to one year.

g. Other accounts receivable

The amounts stated in this line refer basically to: (i) values to be paid by customers for services provided, such as acquisition, routing, and transmission of transactions done with voucher cards (including food, meal, fuel, and others), in addition to Private Label cards, usually issued by financial companies. (ii) values to be paid by accredited stores referring to lease of equipment for the electronic capture of transactions, called POS, and services of check verification on the Serasa database via this equipment.

h. Borrowings

These are stated by the values released by the financial institutions, plus contractual charges up to the accounting statement's reference date.

i. Allowance for doubtful accounts

The Allowance for Doubtful Accounts is recorded based on the analyses of risk of realization of credits receivable from issuers and stores, and based especially on the history of realization, delinquency and inactivity of issuers and stores, and are stated in an amount deemed sufficient to cover eventual losses. On June 30, 2007 and 2006, the provision for accounts receivable from issuers was not necessary, and it consisted basically of a provision on values of lease of POS equipment installed in stores considered inactive by the Company, as well as on values claimed by cardholders against stores which are not accredited by the Company, by the time of the claim, or which do not have credits to receive due to transactions done with MasterCard and Diners Club International credit cards.

j. Contingent liabilities

These result from legal proceedings, inherent to the normal course of business, filed by third parties and former employees, including civil and labor lawsuits. These contingencies are appraised by legal advisors and quantified by means of models and criteria which allow for the appropriate measurement, despite the uncertainty inherent to term and value. Contingencies are classified as probable (to which provisions are recorded), possible (disclosed but not provisioned for), and remote (do not require provision nor disclosure).
Provisions involving tax proceedings are recorded by value equivalent to the total taxes being discussed in court, monetarily restated, and interest on arrears are computed as if they were payable, up to the closing date of each accounting period.
The provisions for labor proceedings against Redecard are recorded by the total value of the labor claim, monetarily restated and with interests computed up to the closing date of the accounting periods.

k. Allowances

Allowance is recognized in the balance sheet when the Company has a legal liability , or it is recorded as a result of a past event, and it is likely that resources are necessary to pay off the liability. The provisions are recorded based on the best estimates of the risk involved.

l. Other current and long-term assets and liabilities

These are presented at net realization value and stated at known or computable values, plus, when applicable, the corresponding charges and monetary and/or exchange variations incurred up to the balance sheet dates, respectively.

4 Cash

Recorded at values available on the Company's bank accounts, represented by amounts deposited by credit card issuer financial institutions, and these values are used in the settlement of transactions with stores, on the first working day of the month following the one when the accounting statements are closed.

5 Other accounting receivables

The value recorded under this item corresponds to, as follows:

	06/30/2007	03/31/2007
POS equipment rental	58.973	56.299
Others services	6.993	6.215
Cooperative Marketing	-	7.409
(-) Bad Debit Provision	(18.144)	(17.342)
Total	47.822	52.581

6 Tax credits

a. Tax credits existing at the closure of the period are recorded in assets, under the item Deferred Income Tax and Social Contribution, calculated on the temporary differences on the following non-deductible provisions, as of June 30, 2007:

	Income tax	Social contribution
Temporary differences:		
Allowance for tax contingencies	18,437	6,638
Allowance for civil contingencies	1,659	597
Allowance for labor contingencies	2,063	742
Allowance for sundry expenses	35,195	12,670
Total	57,354	20,647

b. Expected realization, considering the nature of the non-deductible provisions and the generation of future taxable income is as follows:

Year of realization	Income tax	Social contribution
2007	33,480	12,053
2008	6,110	2,200
2010	3,721	1,339
2012	14,043	5,055
Total	57,354	20,647

Deferred income tax and social contribution are recorded so as to reflect the future tax effects attributable to the temporary differences between the asset and liability tax basis and its respective book value.

The book value of the deferred tax asset is periodically reviewed; in case there are relevant factors which end up changing the projections, they are reviewed during the period by the Company.

Management believes the deferred assets resulting from temporary differences will be realized in the proportion of the final solution of contingencies and events. On June 30, 2007 and 2006, the Company had no balances relating to tax losses and negative basis of contribution.

7 Property, plant and equipment

	Annual Depreciation rate (%)	06/30/2007 Acquisition cost	06/30/2007 Accumulated depreciation	03/31/2007 Acquisition cost	03/31/2007 Accumulated depreciation
Transaction acquisition equipments (POS)	33.33	617,391	(486,890)	606,584	(462,893)
Acquisition network equipment	20	33,875	(28,418)	33,875	(29,063)
Computing equipment	20	15,470	(11,941)	15,362	(11,432)
Data processing systems - Software	20	33,288	(20,685)	29,364	(19,704)
Vehicles	20	5,172	(1,844)	4,829	(1,820)
Furniture and Fixtures	10	3,225	(1,809)	3,174	(1,731)
Facilities	10	1,801	(917)	1,801	(873)
Improvements in third parties' assets	9.5	7,655	(3,102)	7,636	(2,759)
Construction in Progress	-	3,325	-	1,670	-
Total		721,202	(555,606)	704,295	(530,274)

The net value stated on the "Transaction acquisition equipments (POS)" line, of R$130,501, on June 30, 2007, net of accumulated depreciation (R$143,691 on June 30, 2006), refers to equipment for the acquisition of electronic transactions leased to stores accredited with the Redecard System. In the period ended June 30, 2007, the Company had 691,737 "POS" machines installed, which represented 57.6% of the amount of transactions collected electronically by the Company. Redecard has two different types of equipment:

a. Fixed equipment, also called POS (Points of Sale) Desktop. In the period ended June 30, 2007, the Company had 650,963 machines installed.

b. Wireless equipment, also called POS Wireless. In the period ended June 30, 2007, the Company had 40,774 machines installed, divided into:

- Indoor: Indoor use of accredited stores.
- Outdoor: Outdoor use of accredited stores.

8 Tax liabilities

	06/30/2007	03/31/2007
Income tax	20,959	1,665
Social contribution	12,082	8,308
Cofins	9,044	316
ISS tax on services	5,636	5,437
PIS	1,964	69
Withholding taxes	2,938	2,896
	52,623	18,691

a. Income tax and social contribution

Below is the effective income tax and social contribution rate for the periods of January 1 to June 30, 2007 and 2006:

	06/30/2007	06/30/2006
Net earnings before income tax and social contribution	418,173	240,972
Income tax and social contribution at effective rates - 34%	142,179	81,931
Effect of net permanent differences	805	(1,115)
Reversion of provision	(11,839)	-
Income tax and social contribution	131,145	80,485
Current	(111,535)	(74,681)
Deferred	(31,449)	(5,804)
Reversion of provision	11,839	-

9 Borrowings

These are represented by the agreements mentioned below and refer to fundraisings with financial institutions in the total amount of R$357,390 (R$357,260 on June 30, 2006). There are no restrictive or reciprocity clauses in the agreements stated below.

National currency	Medium-term Consecutive days	06/30/2007
Banco Bradesco Financial raisings, subject to the variation of the CDI rate, estimated at 104.0%. Unsecured. Maturities: 15% in April 2007; 47% in May 2007, and 38% in August 2007	108	145,922
Banco Safra Financial raisings, subject to the variation of the CDI rate, estimated at 103.2%. Unsecured. Maturities: 40% in June 2007; 52% in July 2007 and 8% in August 2007	89	211,467
Total		357,389

10 Dividends distributable

The value recorded under this item corresponds to dividends distributable, pursuant to article 16 "m" of the Company's Bylaws, stated in the determination of net income for the period of April 1 to June 30, 2007.

The value corresponding to 2006 refers to the interest of Redecard S.A., leader of the Redecard Consortium, stated in the determination of net income for the period of April 1 to June 30, 2006, as explained in Note 14.

These values were settled in the month immediately subsequent to the one of the determination of net income (July 2007 and 2006).

	2Q07	2Q06
Dividends distributable	178,190	108,855

11 Consortium's result

The values resulting from the determination of net income for the period of April 1 to June 30, 2006, were recorded as "Interest in Consortium Payable" (Notes 1 and 15).

Due to the termination of the Redecard Consortium, on March 31, 2007, no more values will be allocated to this item.

12 Other liabilities

The value recorded under this item corresponds to, as follows

	06/30/2007	03/31/2007
Data processing services	6.789	13.597
Call center services	6.333	3.295
Telecommunication services	8.231	9.128
Maintenance services of POS	25.728	18.949
Mastercard fees	23.651	21.027
Marketing expenses provision	5.811	6.189
Others provision	48.521	45.370
Total	125.064	117.555

13 Contingent liabilities

Redecard S.A. is party to lawsuits and administrative proceedings at several courts and government agencies, resulting from the normal course of its operations, involving tax, labor, and civil matters, and others.

The balances in the accounting statements refer to provisions which, according to Management judgment and based on the opinion of the Company's legal advisors, were recorded in amounts deemed appropriate to cover eventual losses. These provisions are periodically revaluated by Management and consist of: "Allowance for tax contingencies" – R$110,920 (R$102,545 on March 31, 2007); and "Civil and labor contingencies" – R$14,884 (R$13,773 on March 31, 2007). The corresponding "Court deposits as guarantee" are restated pursuant to the legislation in force and stated under "Non-current assets", in the "Long-Term" group – R$13,678 (R$13,707 on March 31, 2007).

a. *Allowances breakdown*

Management, based on information from its legal advisers, analyzes the pending legal issues and, in terms of labor suits, based on the previous experience referring to the claimed amounts, recorded allowances in an amount deemed sufficient to cover estimated losses with ongoing lawsuits, as follows:

Nature	**06/30/2007**	**03/31/2007**
Civil claims	6,634	6,395
Labor claims	8,250	7,378
Tax claims	110,920	102,545
Total	125,804	116,318

b. *Allowances turnover*

	03/31/2007	06/30/2007			
Nature	Opening balance	Addition	Use	Reversal	Closing balance
Civil	6,396	760	(522)	-	6,634
Labor	7,377	873	-	-	8,250
Tax	102,545	8,375	-	-	110,920
Total	116,318	10,008	(522)	-	125,804

c. *Total risk*

Nature	06/30/2007	03/31/2007
Civil	6,634	6,395
Labor	8,250	7,378
Tax	110,920	102,545
Total	125,804	116,318

The amount of the total risk of the mentioned contingencies was calculated considering the claims of the Complainant in each of the lawsuits.

Tax proceedings (legal scope)

Tax proceedings are provisioned by the total risk value and consist of:

	2007
Tax on lease of movable assets	44,500
Non-deductibility of social contribution in determination of taxable income	48,841
PIS and COFINS – expansion of calculation basis on the result of exchange variation	5,519
PIS and COFINS – Writ of Security against Laws 10.637/02 and 10.833/03.	7,028
CIDE – Suspension of enforceability of this tax	4,396
Mandatory withholding of income tax, PIS and COFINS referring to 1999 – PIS Repique	636
Total	110,920

1. ISS on lease of movable assets – The ISS tax on services is municipal and paid on income from service providing of any nature. The Company understands the lease of movable assets is not ISS taxable and, thus, stopped collecting the tax on this income in November 2000. However, as the Company considers it a legal liability, it recorded provisions up to the effectiveness of Supplementary Law 116/03, as of August 2003. A Declaratory Action has been filed, aiming at the granting of prior relief, pursuant to article 273, I, of the code of civil procedure, combined with article 151, Venezuela, of the Brazilian Tax Code, with wording provided for by Supplementary Law 104/2001, to suspend the liability of the ISS on the lease of movable assets in the cities of São Paulo, Belo Horizonte, Brasília, Rio de Janeiro, Recife, Salvador, Manaus and Maceió. Management and its legal advisers deem the risk of loss possible.

2. Non-deductibility of expenses with social contribution on the income tax basis – The Company filed a suit against the Brazilian Internal Revenue Service on April 16, 1998, by means of a Writ of Security against Law 9.316/96, which has made the social contribution on net income in the ascertainment of taxable income non-deductible. Risk of loss is possible, but as this is a legal liability a provision was recorded.

3. PIS and COFINS

a) In 2001, the Company, by means of the granting of a preliminary injunction to, relating to the base-period of February 1999 and subsequent, suspend the liability of the PIS and COFINS taxes at 3% rates, pursuant to Law 9.718/98, on income which does not fit the revenue concept (financial revenues, including exchange gains/losses, interests income, etc.), ensuring the collection according to Supplementary Law 70/91, or, at least, guarantee the right to integrally deduct the expenses from exchange variations, including those from onlending and swap/hedge agreements, for purposes of calculation of the PIS/COFINS. In April 2002, the court decision partially granting the claimed Security was published, so that, after the unconstitutionality of paragraph 1 of article 3 of Law 9.718/98 was declared, the Company could collect the PIS/COFINS, according to the revenue concept included in Supplementary Law 70/91, keeping, however, the 3% rate. The Federal Government appealed.

   In February 2007, a court decision favorable to the Federal Government confirming the decision which deemed unconstitutional the increase in the calculation basis of the PIS/COFINS, which shall be considered as revenue to the Company, maintaining, though, the 3% rate. The Company has requested further clarifications to the Brazilian Supreme Court (STF) on the concept of revenue. As for the risk of loss, the STF has already decided that the PIS/COFINS, pursuant to Law 9.718/98, can only be demanded on revenues from the sale of merchandise and/or services. Because of the establishment of generally-accepted court decisions, resulting from decisions already made by the STF, and considering the evaluation of loss, the Company has reversed these provisions, as mentioned in item "b" – "Allowances Turnover". As the revenues from exchange gains/losses were contemplated by the petitions for clarification, the Company decided to maintain the provision recorded, observing the accounting principles for legal liabilities record, whose risk was deemed possible.

b) In March 2004, the Company filed a Writ of Security against Laws 10.637/02 and 10.833/03, suspending the liability of the PIS/COFINS contribution, calculated by the "non-cumulative" method at rates of 1.65% and 7.60% respectively, and started depositing in court the values ascertained on a monthly basis. In July 2004, a court decision was published, deeming the claim groundless. Thus, the Company requested the issuance of an Official Letter by the Caixa Econômica Federal, for the court deposits to be converted into revenues to the Federal Government. The accumulated amount of the court deposits is R$6,370.

c) In October 2004, Redecard was informed of a tax execution referring to debt on the "PIS Repique" as of 1999, for amounts declared in DCTF (Federal Tax Credits and Debts) and whose payment had not been found. In the same month, Redecard requested the suspension (i) of the course of the tax execution and (ii) of the inclusion of the Company's name in the Federal Government's tax debtors register. In November 2004, a court decision was rendered, accepting both requests. In July 2005, a petition was filed attaching a copy of the tax payment form, and in the following month motion to stay executions were filed, which are pending pronouncement of the National

Treasury. The tax execution is currently suspended. Risk of loss is classified as possible. The amount provisioned is of R$0.6 million.

4. Intervention in the Economic Domain Contribution Charge (CIDE) – Writ of Security aiming at the suspension of the liability of the payment of the CIDE, Law 10.168/2000, as amended by Law 10.332/2001. On July 2004, a decision deeming the claim groundless was published. An appeal was filed in July 2004, and since then the Company has deposited the values in court. In September 2006, the Company requested the withdrawal of the appeal, and requested the issuance of an Official Letter by the Caixa Econômica Federal, for the court deposits to be converted into revenues to the Federal Government. The accumulated amount of the court deposits is R$3,697.

Management understands that because tax, labor, and civil discussions are all provisioned, no significant further reductions in the Company's shareholders' equity / result are expected by the time of the closure of these proceedings.

14 Capital Stock

The capital stock consists of 657,415,150 non-par common shares, distributed as follows:

	%
Banco Citibank S.A.	31.9433
Banco Itaucard S.A.	31.9433
Unibanco - União de Bancos Brasileiros S.A	0.0001
Mastercard International Incorporated	4.1701
Dibens Leasing S.A. Arrendamento Mercantil	19.4429
Unibanco Participações Societárias S.A	12.5003

On April 25, 2005, Unibanco - União de Bancos Brasileiros S.A. transferred 234,792 non-par registered common shares of Redecard S.A.'s capital stock as payment for a capital increase in its subsidiary Unibanco Participações Societárias S.A.

On April 25, 2007, Unibanco - União de Bancos Brasileiros S.A transferred to Dibens Leasing S.A. - Arrendamento Mercantil 365,202 non-par registered common shares of Redecard S.A.'s capital stock as remuneration.

As from June 15, 2007, after the splitting of all common shares, each one (1) non-par registered book-entry common share ("Common Share") held on this date by the Company's shareholders started being represented by 350 common shares, be means of the free-of-charge distribution of 349 new shares to each existing share.

The item "Profit Reserve" represents the amounts recorded as Legal Reserve, at the rate of 5% of the net income recorded in each fiscal year, pursuant to article 193 of Law 6.404/76, up to the limit of 20% of the capital stock.

Minimum mandatory statutory dividends correspond to 25% of the period's adjusted net income.

Dividends were calculated as follows:

	06/30/2007	06/30/2006
Net Income for the period	287,033	160,487
Calculation basis	287,033	160,487
(=) Dividends of the Period	287,033	160,487

15 Operations with related parties

Operations among related parties, on June 30, 2007 and 2006, referred to accounts receivable from issuers, which are also Controlling Shareholders of the Company, as well as expenses with services provided by Orbitall.

	06/30/2007	06/30/2006
Accounts receivable from issuers		
Citibank	1,959,931	1,860,827
Itaucard	3,329,080	3,187,704
Unibanco	1,018,479	853,770
Expenses with service providing		
Orbitall (1)	24,212	27,688

(1) Orbitall Serviços e Processamento de Informações Comerciais S.A. is a Company controlled by Itaú Holding Financeira S.A., the same controlling shareholder of Controlling Shareholder Itaú.

The values of the Accounts Receivable from Issuers refer to amounts owed by the Issuers to the Company, resulting from transactions done with MasterCard and Diners Club, credit and debit cards, which will be later passed-through by the Company to the accredited stores.

Conditions of contracting with issuers are established according to the regulations and manuals issued by the MasterCard and Diners Club brands. Thus, these transactions with related parties are done at prices and conditions similar to those practiced with the other credit or debit card providers authorized by the MasterCard and Diners Club brands.

The Company has signed a service agreement with Orbitall, including maintenance and hardware infrastructure supply, both for the mainframe and distributed platforms, as well as the management, operation, and administration of the communication between these platforms and third parties' platforms, in addition to data processing. The contracting conditions, both in terms of price and minimum contracted services, are in accordance with the conditions usually found in the market.

On November 15, 1996, Redecard entered into a Brand Licensing Agreement with MasterCard International, by means of which MasterCard International licensed the Company, in a non-exclusive manner, to use the MasterCard brands in the accreditation of stores. The term of this agreement is undetermined, and Redecard must follow the standards established by MasterCard in accrediting stores, which include rules on stores' signage, brand property rights, and others.

On November 24, 2002, Redecard entered into a Brand Licensing Agreement with MasterCard International, by means of which MasterCard International licensed the Company, in a non-exclusive manner, to use the Redeshop brands, previously acquired by MasterCard International from Credicard.

On April 27, 2005, Redecard entered into a Brand Licensing Agreement with MasterCard International, by means of which MasterCard International licensed the Company, in a non-

exclusive manner, to use the MasterCard brands, including MasterCard Maestro and other MasterCard brand logos.

16 Financial instruments

Estimated realization values of the Company's financial assets and liabilities were determined from information available in the market and appropriate evaluation methodologies. However, considerable judgment was demanded in interpreting market data to produce the most adequate realization value estimate. As a consequence, the following estimates do not necessarily indicate the amounts which can be realized in the current swap market. The use of different market methodologies might have a material effect on the estimated realization values.

These instruments are managed through operating strategies, aiming at liquidity, profitability and security. The control policy consists of the permanent follow-up on the contracted rates versus the ones effective in the market. The Company does not make speculative investments, in derivatives, or any other risk assets.

a. Balances breakdown

Pursuant to CVM Rule 235/95, the accounting balances and the market values of the financial instruments included in the balance sheets for the period ended June 30, 2007, are as follows:

Description	Accounting balance	Market value
Loans - Local Currency	357,389	357,389

b. Criteria, premises and limitations used in the calculation of the market values

- *Loans*

  Market values of the financings were calculated based on their current value ascertained by the future cash flows and using interest rates applicable to instruments with similar nature, terms and risks, or based on the market prices of these papers.

- *Limitations*

  The market values were estimated on the balance sheet date, based on "market material information". Changes in the premises might significantly affect the presented estimates.

c. Credit risk

The values of accounts receivable from issuers represent the values of the transactions done by holders of cards issued by financial institutions licensed by the MasterCard and Diners Club International brands, and are guaranteed by the respective brands in case of delinquency. These guarantees are set forth in the regulations issued by these two brand systems. In addition, MasterCard stipulates the need of effective guarantees (actual or banking) for each participant of the system; without these guarantees, the participants cannot be licensed or they might lose this condition, in case they are already licensed.

The Company is the only accreditation agent in Brazil for the MasterCard and Diners Club International brands, and it has specific policies establishing the risk analysis guidelines and procedures for the accreditation of stores, so that they are able to accept cards of both

brands in commercial and financial transactions.

This policy defines the accreditation criteria, considering, among other items, the type of commercial activity and the years in operation of the stores, as well as determining the necessary documents and the type of credit investigation for the Company to register the store.

The Company also maintains operating systems and a portfolio management division which follow up on the performance of the sales carried out daily by the accredited stores; also, all behavior deviations are monitored, and steps are taken towards mitigating losses for all participants in the Brands System.

The Company can supply, against a lease agreement, the equipment for electronic acquisition of transactions (POS), to accredited stores which do not have own systems for transaction acquisition. The lease value is discounted, on its due date, from the amount of transactions settled to the stores. However, there is the possibility of non-payment of the lease value on the due date in face of the non-existence of balances payable to the stores. In these cases, the Company does the collection via companies which specialize in credit recovery, and material losses of lease values might exist.

The brand systems also foresee the possibility that credit card transactions are contested by the respective cardholders within certain periods counted as of the date the transaction is settled. If the store is not accredited on the date of the claim, or if it does not have values to receive from the Company, the collection will be done by companies which specialize in credit recovery, and there is the possibility of loss for the Company.

The Company also has allowance for doubtful accounts, in the amount of R$18,145 thousand (R$17,347 thousand in the first quarter of 2007), representing 27.3% of the balance of other outstanding accounts receivable (29.4% in the first quarter of 2007), in order to face the credit risk.

d. Exchange rate risk

The Company's results are not susceptible of recording significant variations, due to the effects of the exchange rate volatility over liabilities pegged to foreign currencies, especially the U.S. dollar.

e. Interest rate risk

The Company's results are susceptible of recording significant variations resulting from operations of loans contracted at floating interest rates.

According to its financial policies, the Company has not carried out transactions involving financial instruments of a speculative nature.

17 Comparative Income Statement

The Redecard Consortium remained operative up to March 31, 2007, and its purpose were the same activities currently developed by the Company, namely the accreditation of stores for acceptance of payment cards, as well as the acquisition, transmission, processing and settlement of transactions done with MasterCard and Diners credit and debit cards in Brazil. The members of the Redecard Consortium were the same Controlling Shareholders of Redecard S.A.

As from April 2007, the liabilities, rights, revenues, expenses, and financial and operating results are integrally of Redecard S.A.

As an attempt to better present Redecard's comparative results for the three- and six-month periods ended June 30, 2007 and 2006, we will present the results of Redecard's operations, in its entirety and in actually accounted values, both for the Redecard Consortium, up to March 31, 2007, and legal entity Redecard S.A., from April 1, 2007 to June 30, 2007. Up to the quarter ended March 31, 2007, the result of the Redecard Consortium used to be stated in the "Result of Interest in Consortium" Note 14.

04.01 – NOTES TO THE FINANCIAL STATEMENTS

STATEMENTS OF INCOME	2Q07	2Q06	Variance $	Variance %
Credit	247,651	206,287	41,364	20.1%
Debit	59,210	45,378	13,832	30.5%
Equipment rental	119,135	98,481	20,654	21.0%
Others	21,311	16,805	4,506	26.8%
Operational Revenue	**447,307**	**366,951**	**80,356**	**21.9%**
ISS	(16,457)	(13,545)	(2,912)	-21.5%
PIS	(5,805)	(3,045)	(2,760)	-90.6%
Cofins	(26,736)	(16,545)	(10,191)	-61.6%
Net revenue	**398,309**	**333,816**	**64,493**	**19.3%**
Operating cost	**(138,283)**	**(141,280)**	**2,997**	**2.1%**
Cost of Services Rendered	(112,409)	(107,360)	(5,049)	-4.7%
Depreciation of Capture Equiment	(25,874)	(33,920)	8,046	23.7%
Gross profit	**260,026**	**192,536**	**67,490**	**35.1%**
Operating expenses	**(79,763)**	**(29,931)**	**(49,832)**	**n/a**
Personnel	(30,906)	(28,440)	(2,466)	-8.7%
Administrative	(26,612)	(26,268)	(344)	-1.3%
Marketing	(14,237)	(7,694)	(6,543)	-85.0%
Provision for employee profit share	(5,538)	(5,292)	(246)	-4.6%
Depreciation and amortization	(2,040)	(1,973)	(67)	n/a
Other operational expenses and revenue	(430)	39,736	(40,166)	n/a
Net financial Income	**88,817**	**84,021**	**4,796**	**5.7%**
Financial income	137,662	132,157	5,505	4.2%
Interest financial	(42,988)	(46,954)	3,966	8.4%
Other financial expenses and income	(5,857)	(1,182)	(4,675)	n/a
Operating Income	**269,080**	**246,626**	**22,454**	**9.1%**
Other non-operating	-	27,959	(27,959)	n/a
Operational profit	**269,080**	**274,585**	**(5,505)**	**-2.0%**
Income tax	(66,470)	(38,918)	(27,552)	-70.8%
Social Contribution	(24,428)	(14,268)	(10,160)	-71.2%
Income tax and Social Contribution	**(90,898)**	**(53,186)**	**(37,712)**	**-70.9%**
Net Income	**178,182**	**221,399**	**(43,217)**	**-19.5%**
Other consortium members	**-**	**117,188**		
Redecard S/A	**178,182**	**104,211**		

STATEMENTS OF INCOME	6M07	6M06	Variação $	%
Credit	471,717	413,187	58,530	14.2%
Debit	116,638	89,538	27,100	30.3%
Equipment rental	234,171	192,115	42,056	21.9%
Others	42,687	32,873	9,814	29.9%
Operational Revenue	**865,213**	**727,713**	**137,500**	**18.9%**
ISS	(31,737)	(27,045)	(4,692)	-17.3%
PIS	(8,563)	(6,261)	(2,302)	-36.8%
Cofins	(43,451)	(33,500)	(9,951)	-29.7%
Net revenue	**781,462**	**660,907**	**120,555**	**18.2%**
Operating cost	**(268,477)**	**(289,105)**	**20,628**	**7.1%**
Cost of Services Rendered	(216,643)	(222,488)	5,845	2.6%
Depreciation of Capture Equiment	(51,834)	(66,617)	14,783	22.2%
Gross profit	**512,985**	**371,802**	**141,183**	**38.0%**
Operating expenses	**(149,620)**	**(111,481)**	**(38,139)**	**34.2%**
Personnel	(58,367)	(55,395)	(2,972)	-5.4%
Administrative	(54,371)	(52,090)	(2,281)	-4.4%
Marketing	(18,368)	(14,133)	(4,235)	-30.0%
Provision for employee profit share	(12,275)	(12,183)	(92)	-0.8%
Depreciation and amortization	(4,344)	(3,910)	(434)	-11.1%
Other operational expenses and revenue	(1,895)	26,230	(28,125)	n/a
Net financial Income	**250,986**	**175,615**	**75,371**	**42.9%**
Financial income	281,533	277,684	3,849	1.4%
Interest financial	(81,012)	(98,140)	17,128	17.5%
Other financial expenses and income	50,465	(3,929)	54,394	n/a
Operating Income	**614,351**	**435,936**	**178,415**	**40.9%**
Other non-operating	-	27,676	(27,676)	n/a
Operational profit	**614,351**	**463,612**	**150,739**	**32.5%**
Income tax	(93,176)	(59,290)	(33,886)	-57.2%
Social Contribution	(37,968)	(21,195)	(16,773)	-79.1%
Income tax and Social Contribution	**(131,144)**	**(80,485)**	**(50,659)**	**-62.9%**
Net Income	**483,207**	**383,127**	**100,080**	**26.1%**
Other consortium members	**196,174**	**222,638**		
Redecard S/A	**287,033**	**160,489**		

18 Subsequent events

On July 10, 2007, the Company's Board of Directors authorized the distribution of the dividends relating to the results recorded in the second quarter of 2007, and the payment of the corresponding values was made to each shareholder on the same date. The approval of the distribution and payment was in line with those of the previous quarters, ever since the Company was formed, and the dividends were paid as prepayment of the annual dividends.

On July 11, 2007, the Company became a publicly-held company, and its shares started trading on the Bovespa. On the same date, the Company was authorized to carry out a Primary and Secondary Offer of common shares. These measures allowed for the capital increase with the Primary Offer, and the Company's debut on the Bovespa's Novo Mercado on July 13, 2007.

Also on July 11, 2007, the Company's Shareholders' Meeting resolved on the capital stock increase, by means of the issuance of 15,555,555 shares, equally subscribed by the controlling shareholders – Citi, Itaú and Unibanco – and paid up on July 17, 2007, in the amount of R$419,999,985.The capital stock, after this increase, is split into 672,970,705 common shares, and went up from R$53,551,232.67 to R$473,551,217.67.

The Global Offer amounted to 150,827,527 common shares, priced at R$27.00 each, making the Global Offer achieve R$4,072,343,229.00.After this Offer, the number of common shares in the market reached 26.48% of the common shares representing the capital stock. The current shareholding is as follows:

Shareholders	Shares	(%)
Citibank	168,242,674	25.00
Itaucard	163,242,674	24.26
Unibanco	350	0.00
Unibanco Participações	35,421,625	5.26
Dibens (a Company of the Unibanco conglomerate)	127,820,698	19.00
Management	7	0.00
Other	178,242,677	26.48
Total	672,970,705	100.00

19 Complementary information

a. In November 15, 1996, Redecard entered into a Brand Licensing Agreement with MasterCard International, by means of which MasterCard International licensed the Company, in a non-exclusive manner, to use the MasterCard brands in the accreditation of stores. The term of this agreement is undetermined, and Redecard must follow the standards established by MasterCard in accrediting stores, which include rules on stores' signage, brand property rights, and others.

   Among the several liabilities assumed by Redecard with MasterCard International is the concession or provision of formal guarantees on all valued deemed exposed, pursuant to MasterCard's Regulations and Policies. The amounts considered exposed are those resulting from transactions carried out with MasterCard credit cards already received from issuers by Redecard and not paid to stores yet. This exposure is equivalent to three days of the transactions amounts, on average.

   For the provision of this guarantee, the Company contracted from Brazilian financial institutions, not shareholders, the concession of letters of guarantee, in the amount of approximately R$1,1 billion, having MasterCard International as beneficiary. The financial

costs resulting from this are fully supported by Redecard. The letters of guarantee were issued on March 13, 2007 and expire in one year, on March 12, 2008 and their delivery to MasterCard is an essential condition for the continuity of the licensing of Redecard by MasterCard:

Financial Institution	Amount – R$ million
Banco Santander	342
Banco do Brasil	300
Banco Bradesco	246
Banco Real	142
Banco Safra	70

The Company's Bylaws prohibit the provision of guarantee, surety endorsement or any other guarantee not related to the corporate purpose or contrary to the provisions in the Bylaws, except for the provision of guarantee, surety or other guarantee necessary to the transfer and accommodation of the employee.

The Company does not provide surety or guarantee without the previous authorization of its Board of Directors, pursuant to article 16, letter "f" of the Company's Bylaws.

b. The Company, in spite of presenting a reduced claim risk level, has as policy to contract insurance coverage for its assets. The insurance policies contracted with Royal SunAlliance, by means of AON Risk Services, in the capacity of insurance broker of the Company, with effectiveness from April 2007 to April 2008, are divided as follows:

Segment	Assets Insured	Amount at risk	Amounts covered
RD Patrimonial	Buildings, furniture, fixtures and facilities composing the stores of the Company (headquarters and branches), described in the policy	R$27 million	(*)
Vehicles	All vehicles of the Company	R$5 million	R$5 million
"POS" Equipment	Equipment allocated in the network of stores accredited by Redecard against risks of fire, lightning, robbery and/or qualified theft etc.	(**)	R$500 thousand

(*) The higher amounts covered, according to the insurance policy are: (i) Fire, Lightning and Explosion, for offices of the Company - R$23 million; (ii) Civil Liability – R$2 million.

(**) The total amount of this equipment corresponds to approximately R$600 million, acquisition cost recorded in the account of Property, plant and equipment "Equipment for Acquisition Transactions (POS)". This equipment is installed in the stores accredited by Redecard in Brazil, currently more than 1 million. For purposes of definition of the "amount at risk" the probability of simultaneous occurrence of claims in all stores is analyzed, among other variables. Historically, the amount of claims occurred, in the same effectiveness period of the policy, was approximately R$100 thousand.

c. The interest of the employees on the Company's result was calculated based on the goals plan established by Management and approved by the Company's Board of Directors. Regarding the fiscal year ended December 31, 2006, the Company paid R$15.6 million to its employees as profit sharing (R$12.9 million regarding the fiscal year ended December 31, 2005), which are recorded in the Consortium.

d. Officers' and Board of Directors members' compensation: (i) The Officers are the Company's legal representatives, mainly responsible for its daily management and for the implementation of the policies and general guidelines established by the Board of Directors. They are all Brazilian citizens and resident in Brazil. The Officers are elected by the Board of Directors, for a two-year mandate, with the possibility of reelection and removal from office at any time. Pursuant to the Company's Bylaws, the Board of Executive Officers shall be composed of at least three and at most ten members. On June 30, 2007, the Company's Board of Executive Officers was composed of six members, one of them the CEO. In the fiscal year ended December 31, 2006, the managers' compensation totaled R$52 million, divided into: (i) salaries of the current period, and (ii) interest on the Company's result regarding fiscal period 2005. In the quarter ended June 30 2007, Management members' compensation reached the amount of R$714 thousand, according to program the approved by the Company's Board of Directors, which is composed of at least 05 and at most 10 members.

The officers are not Company's shareholders and are not granted stock options for the Company's shares.

e. Redecard is the sponsor of Credicard's Pension Plan and Supplementary Pension Plan, both maintained by CITIPREVI – Entidade Fechada de Previdência Complementar. Redecard is not the sole sponsor of these plans, but its adhesion to them has a non jointly-liable character, i.e., the funding and the equity of the Pension Plans to which Redecard has adhered are totally segregated from the other sponsors.

Redecard is responsible for 100% of the cost of the pension plan offered to its employees, in the genre of defined benefit (Credicard Pension Plan - Sponsor: Redecard). Moreover, it participates with 50% of the contributions for a pension plan to the employees who choose this plan, in the genre of defined contribution (Credicard Supplementary Pension Plan – Sponsor: Redecard). The employees are allowed to participate in both plans, in only one of them or in none.

The benefit plans are subjected to an actuarial analysis at the end of each fiscal period, with the objective of verifying if the rates of contribution are sufficient for the constitution of the provisions necessary to meet the current and future liabilities. CITIPREVI - Entidade Fechada de Previdência Complementar is a closely-owned entity for supplementary pension established in compliance with the provisions of Supplementary Law no. 109, dated May 29, 2001, with corporate entity that differs from the one of its Sponsors.

The following table shows the summarized actuarial position of the liabilities relative to the pension plans on December 31, 2006 as per the actuarial reports issued by Mercer Human Resource Consulting Ltda. and duly approved by the Deliberative Council of CITIPREVI - a closely-owned entity for supplementary pension, pursuant to the Bylaws of CITIPREVI, of June 28, 2005, approved by Official Letter 2256/SPC/DETEC/CGAT of November 30, 2005:

R$(000)	Defined benefit	Defined contribution
Actuarial liability	28,278	26,165
Benefits granted	4,620	891
Benefits to be granted	23,658	25,274
Accumulated technical surplus	6,335	686
Provision for contingencies	6,335	686
Funds (pension)	-	501

In our actuarial appraisal report issued on March 28, 2007, relative to the Defined Benefit Pension Plan (Pension Plan Credicard – Sponsor: Redecard), we used the "Unitary Credit"

methodology, since the Plan is on surplus, and it is not necessary to maintain such a conservative capitalization as that adopted until the 2005 actuarial appraisal. The impact of this chance is the lack of projection of salaries of the working population until the date of their retirement, and the commitments set forth in the Plan are recognized when they are effectively incurred.

The amounts of the Pension Fund of the Defined Contribution Pension Plan were formed with the contributions of the Sponsor, to which the Participants did not have direct access because they had disconnected from the Sponsor prior to their eligibility to the benefits of the Plan. Pursuant to Supplementary Law nº 109 of May 29, 2001, article 20, paragraph 3, the Sponsor shall use the amounts of the Pension Fund for deducting its contributions in the course of years 2007.

The main factor responsible for the formation of surpluses in the Pension Plans, both in the Defined Benefit and Defined Contribution plans, was profitability earned by CITIPREVI in 2006, which was above the actuarial target of the Plans, which is IGP-DI + 6% p.a., in addition to the existing surplus on December 31, 2005.

There is no insufficient reserve in the plans nor overdue obligations. The Company did not record surplus amounts as assets.

The cost of the Company for the period ranging from January 1 through June 30, 2007 including cash disbursements for the sponsoring of the two Pension Plans, as mentioned above, was R$912 thousand (R$874 thousand in the period from January 1 through June 30, 2006). CITIPREVI's administrative surcharge shall not exceed 15% of total revenues from contributions expected for 2007, as per item 42 of Resolution MPAS/CPC no. 1 of October 9, 1978.

The amount paid by the Company for the quarter ended June 30, 2007 as administrative costs, was R$84 thousand. The Company shall not be held accountable for administrative costs arising from the Related Participant or Self-sponsored Participants who participate in the Defined Contribution Pension Plan and shall not make payments to CITIPREVI as such.

The Company's Bylaws do not establish commitments relative to equity deficiencies.

MANAGEMENT DISCUSSION AND ANALYSIS

Redecard captured, processed and settled R$23.9 billion from credit and debit card transactions in the second quarter of 2007, up 23.7% from the same quarter last year. This growth is similar to the first quarter of 2007 of 22.4%. The second quarter is positively impacted by retail sales increase due to commemorative dates such as Mother's Day and Valentine's Day.

As a result, in 1H07, Redecard reached credit and debit card transaction value of R$46.1 billion, 23.0% higher than in 1H06. The highlight is the growth of 30.7% in debit card transaction value.

Continuing to expand its merchants network, Redecard acquired 97,000 new merchants in the first half of 2007, reaching 1,065,000 affiliated merchants at the end of June 2007, net of cancellations. It represents an 11.7% increase in the total base when compared to June 2006. The active merchants base increased 15.5% in the same period.

To sustain the expansion in merchants network, the Company invested R$42 million in the purchase of 94,000 POS equipment, including 11,000 Wireless POS equipment, to attend specific segments of the market where mobility provides convenience to both cardholders and merchants. The Company reached a total of 692,000 POS terminals installed at the end of June 2007, which is 15.0% higher than June 2006.

Focusing on continuous improvement on security of the transactions, every new equipment (POS) installed is able to capture "smart cards" transactions (chip technology). Currently, 90.9% of the Company's POS equipment is compatible with "smart card" technology. As the majority of payment cards in the market is not "smart cards" yet, last January, Redecard started an encryption process in the POS equipment to capture transactions. In June, encrypted transactions accounted for 83.7% of total transactions captured through the POS equipment, providing security improvement for all participants in the payment card industry.

Besides the efforts on optimizing the transaction capture platform, the Company also focused on creating new technological solutions. Therefore, on June 13, 2007, Redecard announced **Foneshop**, a mobile payment solution that can replace credit or debit cards (the plastic).

Foneshop will be available to any payment card issuer that wishes to use the mobile phone in order to replace the plastic. The solution allows the interoperability among the participants of the electronic payment industry. It is simple to be installed and used in any mobile phone handset that handles SMS (Short Message Service). Using Foneshop, cardholders may associate as many payment cards they own from different banks on a single mobile phone, turning the mobile handset into an "electronic wallet". Besides speed, convenience and security to capture transactions, Foneshop does not require new investments in the network, because it works with Redecard existing capture and processing infrastructure.

In addition to Redecard's current acceptance network, Foneshop also allows merchants or even individuals, which sells goods or services, to use the mobile phone handset for capturing transactions with payment cards. This functionality should contribute to the expansion of Redecard's network into new segments, such as taxis, delivery services, door-to-door sales, etc.

The campaign "Viajante Mastercard" (MasterCard Traveler), launched by MasterCard in the second quarter of 2007, illustrated the high level of acceptance of the brand's payment cards across the Brazilian territory, with a massive media coverage, becoming a platform to support other Redecard's marketing campaigns all over this year, with the slogan "Discover Brazil, the

priceless country, and all of it accepts MasterCard". Drawing on the campaign's success, the Company were able to anticipate a series of promotional actions, many of which in partnership with the brand, issuers and merchants, with the objective of promoting the activation and acceptance of payment cards.

Description of the Income Statement's Main Lines

Operating Revenues

The Company's main source of revenues derives from capturing, transmitting, processing and settling commercial and financial transactions carried out with MasterCard and Diners branded credit and debit cards. These revenues are calculated upon a percentage agreed with merchants (named as administration fee) levied on the amount of captured transactions, and are recorded in the result when the respective transaction is processed, net of interchange fee due to issuers. These revenues are effected when the Company receives from the Issuer the amount corresponding to the captured transaction, net of interchange fee. That happens in average twenty-eight days after the credit card transaction capture, and one day after the debit card transaction capture. The Company pays the amount related to the credit card transaction, net of administration fee, within thirty days in average, after the respective transaction is processed. In credit card transactions made in installments, the administration fee revenue is also effected when the Company receives from the Issuers the amount related to each installment.

In addition, the Company obtains revenues from the rental of POS equipment. The amounts required by this rental vary according to several criteria, such as the merchant's type of business and its location. These amounts are formalized by means of a technology rental agreement. The charging of equipment rental does not depend on the usage of the equipment by the merchant, and the amount corresponding to the rental is discounted when the Company pays the transaction amounts to the merchant.

The Company's other sources of revenue derive from service providing (voucher cards), private label cards and check verification services, obtaining unitary fees per captured transaction.

Cost of Services Rendered

The main items of the cost of services rendered include: (i) fees paid to the brands; (ii) expenses on the telecommunications network and with telephone operating companies; (iii) data-processing expenses; (iv) expenses providing telephone assistance to merchants; (v) POS electronic equipment maintenance expenses; (vi) expenses on materials used by merchants to capture transactions; and (vii) merchants affiliations through bank branches and independent service providers (ISO).

Depreciation of Capturing Equipment

The expenses with depreciation of capturing equipment include the POS equipment depreciation, as well as the capture network infrastructure.

Administrative Expenses

The main administrative expenses include: (i) premises, which includes property rental and maintenance; (ii) maintenance of administrative systems; (iii) advisors services, such as external auditors and lawyers; (iv) travel and transportation; (v) office supply and document printing and processing; (vi) corporate telecommunications; and (vii) provision for civil suits.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenue.

Human Resources

The appropriate planning and management of human resources are essential for the Company's success. The purpose of the Company's human resources management strategy is to contribute to the vision of turning the Company into the best employer in its industry. The human resources managers develop and carry out standardized procedures and processes of recruiting, training and qualification.

The number of employees at the end of June 2007 was 850, without material changes since 2005.

Nearly 79.0% of the employees work in the Company's headquarters, while 21.0% work in its branches.

Compensation and Benefit Policy

The Company offers the following benefits to its employees: (i) health insurance; (ii) psychological counseling; (iii) life insurance; (iv) day care; (v) meal voucher; (vi) transportation voucher; (vi) supplementary pension plan, among others. Certain employees also receive a car and medical examinations on an yearly basis, as a supplement to the health insurance.

The Company has a variable compensation system for its employees working in the commercial area, which affords them a variable compensation tied to the Company's results and individual targets, in order to recognize and reward individual productivity and encourage the search for excellence standards in the performance of their duties.

Since 2001, the Company has offered a profit sharing program to all its employees, pursuant to federal regulation, whose payment is made every February. The program is based on goals to be reached by the Company and depends on the attainment of profit before income tax projected and approved by the Company's Board of Directors. For the fiscal year ended December 31, 2006, the Company distributed R$15.6 million as profit sharing. In 1H07, R$12.7 million was provisioned as profit sharing.

Labor Unions

None of the Company's employees are members of the executive board of the Labor Union of Employees of Trade Independent Agents and in Advisory, Expertise, Information and Research Companies and Accounting Firms of the State of São Paulo, to which the Company's employees are associated. The Company believes that it has a good relationship with labor unions and with its employees, never having had a strike or standstill. Each year, wages paid to employees have been the object of collective bargaining agreements between labor unions and employees.

Stock Option Plan

The Company's bylaws set forth that, within its authorized capital limit, the Company may grant stock or share subscription options to its managers, employees and individuals providing service to the Company, as well as managers and employees of other companies directly or

indirectly controlled by the Company, with no preemptive right to the shareholders. No stock option plan has yet been granted by the Company, but the studies are in progress and being discussed between the advisory firm hired and the Company's human resources managers.

STATEMENT OF INCOME FOR THE PERIOD	2Q07	2Q06	Variation	%
Credit	247,651	206,287	41,364	20.1%
Debit	59,210	45,378	13,832	30.5%
Equipment rental	119,135	98,481	20,654	21.0%
Other revenues	21,311	16,805	4,506	26.8%
Gross revenue	**447,307**	**366,951**	**80,356**	**21.9%**
Service Tax (ISS)	(16,457)	(13,545)	(2,912)	-21.5%
Social Integration Program (PIS)	(5,805)	(3,045)	(2,760)	-90.6%
Social Contribution (COFINS)	(26,736)	(16,545)	(10,191)	-61.6%
Revenue net of taxes	**398,309**	**333,816**	**64,493**	**19.3%**
Cost of services rendered	**(138,283)**	**(141,280)**	**2,997**	**2.1%**
Cost of services rendered	(112,409)	(107,360)	(5,049)	-4.7%
Depreciation of capturing equipment	(25,874)	(33,920)	8,046	23.7%
Gross profit	**260,026**	**192,536**	**67,490**	**35.1%**
Operating expenses	**(79,763)**	**(29,931)**	**(49,832)**	**n/a**
Personnel	(30,906)	(28,440)	(2,466)	-8.7%
Administrative	(26,612)	(26,268)	(344)	-1.3%
Marketing	(14,237)	(7,694)	(6,543)	-85.0%
Provision for profit sharing	(5,538)	(5,292)	(246)	-4.6%
Depreciation and amortization	(2,040)	(1,973)	(67)	3.4%
Other operating income/ expenses	(430)	39,736	(40,166)	n/a
Financial income	**88,817**	**84,021**	**4,796**	**5.7%**
Financial revenue	137,662	132,157	5,505	4.2%
Financial expense	(42,988)	(46,954)	3,966	8.4%
Other financial income/ expenses	(5,857)	(1,182)	(4,675)	n/a
Operating income	**269,080**	**246,626**	**22,454**	**9.1%**
Non-operating income	-	27,959	(27,959)	n/a
Income before IRPJ and CSLL (LAIR)	**269,080**	**274,585**	**(5,505)**	**-2.0%**
Income tax	(66,470)	(38,918)	(27,552)	-70.8%
Social contribution on net income	(24,428)	(14,268)	(10,160)	-71.2%
Income tax and social contribution	**(90,898)**	**(53,186)**	**(37,712)**	**-70.9%**
Income for the year	**178,182**	**221,399**	**(43,217)**	**-19.5%**
Consortium profit sharing	**-**	**117,188**		
Redecard S/A net income	**178,182**	**104,211**		

ANALYSIS OF THE RESULTS OF OPERATIONS – 2Q07

Operating Revenues

Operating revenues increased R$80.4 million, or 21.9%, to R$447.3 million in the quarter ended on June 30, 2007, compared to R$367.0 million in the same period of 2006. The variance was mainly due to the following items:

i) Revenue from credit card transactions: increase of R$41.4 million, or 20.1%, due to (a) the increase of R$42.3 million as a result of the growth of 20.3% in transaction value, and (b) the reduction of R$0.9 million related to the negative impact in the net average administration fee of 1 basis point. The increase of 20.3% in transaction value was in accordance with the growth presented in the first quarter, when the value of transactions increased 19.0%. The second quarter is positively impacted by retail sales increase due to commemorative dates such as Mother's Day and Valentine's Day. The average net administration fee of 1.53% in the second quarter is equivalent to the average fee in the first quarter of the year.

ii) Revenue from debit card transactions: increase of R$13.8 million, or 30.5%, due to (a) the increase of R$14.4 million as a result of the growth of 31.6% in transaction value, and (b) the reduction of R$0.6 million related to the negative variance in the net average administration fee of 0.7 basis point. The increase of 31.6% in transaction value was in accordance with the growth presented in the first quarter, when the value of transactions increased 29.8%.

iii) Rental of electronic POS equipment: increase of R$20.7 million, or 21.0%, due to (a) the increase of R$14.5 million due to the growth of 15.0% in the number of POS electronic equipment base, which achieved 692,000 terminals on June 30, 2007, and (b) the increase of R$6.2 million due to the growth of 5.4% in the average rental price, related to the higher share of wireless POS equipment in the base.

iv) Other revenues: increase of R$4.5 million, or 26.8%, when compared to the same quarter of 2006. These revenue items include: (a) revenue from check verification, (b) capture and transmission services for transactions carried out with voucher, (c) capture and transmission services for transactions carried out with private-label cards; among other revenue items.

Taxes

The taxes applicable on operating revenues increased R$15.8 million, or 47.8%, to R$48.9 million in second quarter of 2007, compared to R$33.1 million in the same period of 2006. The variance was mainly due to the following items:

i) a change in the PIS and Cofins calculation criterion, as a result of the closing of Redecard Consortium on March 31, 2007. In the period ended on June 30, 2006, PIS and Cofins were calculated according to the tax profile of each associate. This effect in the quarter ended on June 30, 2007 compared to June 30, 2006 was R$6.5 million; Such impact on the quarter ended on June 30, 2007, compared to June 30, 2006, went from R$6.5 million; a R$6.4 million increase, or 24.3%, at the PIS and COFINS collection, to R$32.5 million in the 2Q07, compared to R$26.2 million in the same period. This growth is a direct result of the increase in the Company's operating revenues.

ii) increase of R$2.9 million, or 21.5%, in the amount of ISS services tax, to R$16.5 million in the quarter of 2007, versus R$13.5 million in the same period of 2006. This increase resulted by the higher operating revenues, except for the revenue of equipment rental, which is not considered in the calculation basis;

COST OF SERVICES RENDERED

Cost of Services Rendered

The cost of services rendered increased R$5.0 million, or 4.7%, to R$112.4 million in the three-month period ended on June 30, 2007, compared to R$107.4 million in the same period of 2006, due to the following items:

i) increase of R$0.4 million, or 2.5%, in the capturing and processing of transactions expenses, while total transactions increased 18.8% between the periods. This variance includes not only economies of scale, but also improvement in telecom unit prices.

ii) increase of R$5.1 million, or 21.9%, in the fees paid to the MasterCard brand, mainly due to the growth of 20.3% in credit card values of transaction and the increase of 27.0% in the number of debit card transactions.

iii) decrease of R$3.4 million, or 11.7%, in POS equipment maintenance costs, due to: first, the replacement of 22,500 old terminals for new terminals that require lower levels of maintenance, and second, the improvement of POS equipment maintenance processes, substituting technical visits to merchants for specialized telephone service. If these improvements in the equipment maintenance process did not occurred, these expenses would have grown in accordance with growth of the POS equipment base, which increased 15% in the period;

iv) increase of R$1.6 million, or 20.9%, in the expenses with materials used by merchants to capture transactions. The variance was in accordance to the growth of 19.1% of transactions captured with the equipment POS;

v) increase of R$1.9 million, or 64.4%, in expenses with affiliation and activation of merchants. Comparing to the same period of 2006, the total affiliated merchants base expanded 11.7%, while the active merchant base grew 15.5%. The increase in these expenses exceeded the growth of the merchant base (total and active), because Redecard used proportionally more services from independent service providers (ISO) compared to the same period of 2006, in order to support the company's plan to be present in all municipalities in Brazil that have adequate infrastructure;

vi) reduction of R$0.2 million, or 2.4%, in call center expenses, while the number of active merchants grew by 15.5% between the quarters analyzed. This variance is a result from the operational process improvements, such as, call retention at AVR (automatic voice response), reduction of average time per call, and increase of the services provided through website.

Depreciation of Capturing Equipment

The expenses with depreciation of capturing equipment include the POS equipment depreciation, as well as the capture network infrastructure. These expenses declined by R$8.0

million, or 23.7%, to R$25.9 million in the 2Q07, compared to R$33.9 million in the same period of 2006. The POS equipment is depreciated within a three years period and represents the bulk of this expense. As a result, even though the installed POS base has expanded by 15.0% between June 2006 and June 2007, part of the expenses with depreciation in the second quarter of 2006 includes equipment purchased in 2004, which today is fully depreciated, while the second quarter of 2007 includes equipment purchased more recently. The decline in equipment prices in the period between 2004 and 2007, of approximately 50.0%, more than offset the expansion in the base of equipment to be depreciated.

OPERATING EXPENSES

Personnel

Personnel expenses increased R$2.5 million, or 8.7%, to R$30.9 million in the 2Q07, compared to R$28.4 million in the same period of 2006, mainly due to the following items: (i) the increase of R$0.7 million, or 3.0%, in salaries expenses, driven by the wage increase of 4.0% in August 2006, due to the union agreement; (ii) increase of R$0.7 million in the provisions for labor contingencies expenses due to the 31 new suits between the periods, plus the monetary adjustment of the balance of this provision; (iii) R$0.6 million related to the services rendered to implement the new human resource management tool; (iv) increase of R$0.3 million in training expenses to conclude the leadership and management development program, supported by a specialized institution.

Administrative

Administrative expenses increased R$0.3 million, or 1.3%, to R$26.6 million in the 2Q07, compared to R$26.3 million in the same period of 2006, mainly due to the following reasons: (i) increase of R$0.1 million, or 4.6%, in premises expenses, mainly due to the rental contractual adjustment for the head office and branch offices, as well as to the facility services contracted for cleaning and security; (ii) increase of R$0.2 million in the provision for civil contingencies due to 54 new lawsuits, plus the monetary adjustment of the balance of this provision.

Marketing

Marketing expenses increased by R$6.5 million, or 85.0%, to R$14.2 million in the 2Q07, compared to R$7.7 million in the same period of 2006. Marketing expenses have historically been concentrated in the fourth quarter, however, Redecard took advantage of the launch of the campaign "Viajante Mastercard" (MasterCard Traveler) and anticipated a series of promotional actions, many of which in partnership with the brand, issuers and merchants, with the objective of promoting the activation and acceptance of payment cards. The campaign "Viajante Mastercard" (MasterCard Traveler) illustrated the high level of acceptance of the brand's payment cards across the Brazilian territory, with a massive media coverage, becoming a platform to support other Redecard's marketing campaigns all over this year, with the slogan "Discover Brazil, the priceless country, and all of it accepts MasterCard". The anticipation of the investments in marketing in the second quarter does not change expectations regarding total expenditure in the year.

Provision for Employees' Profit Sharing

The expenses with the provision for the employees' profit sharing program increased by R$0.2 million, or 4.6%, to R$5.5 million in the 2Q07, compared to R$5.3 million in the same period of 2006. This increase was mainly due to the growth in the Company's wage base, impacted by the union agreement in August 2006.

Depreciation and Amortization

Depreciation and amortization expenses increased R$0.1 million, or 3.4%, to R$2.0 million in the 2Q07, compared to R$1.9 million in the same period of 2006. This increase is due to the investment of R$12.7 million in the past 12 months.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenues.

The main variation between the periods ended on June 30, 2007 and 2006 is due to the reversal of part of the Provision for Tax Contingencies, referred to the ISS levied on the rental of equipment for the electronic capture of transactions (POS), according to the change in IBRACON's legislation and rules that benefited the Company, amounting R$46.0, million.

Other operating expenses declined by R$1.1 million to R$0.4 million in the 2Q07, compared to R$1.5 million in the same period of 2006. This positive variance was mainly due to the reduction of R$1.0 million in the amount of operating losses, reaching R$0.6 million in the second quarter of 2007.

Financial Income

Net financial revenues increased from R$4.8 million increase, or 5.72%, to R$88.8 million in 1H07, compared to R$84.0 million in 1H06. The main reasons were:

i) the prepayment average term increased 11 days, reaching 58 days, mainly due to the increase of prepayment operations related to credit card transactions with installment payments;

ii) the net commercial discount rate applied to prepayment of receivables to the merchants declined in the second quarter of 2007, due to the decrease in the basic interest rate from 15.63% to 12.28% per year between 2Q06 and 2Q07;

iii) the increase of 1.8% in the volume of prepayment of receivables between the second quarter of 2007 and the same period of 2006, confirms the expectation of lower growth, as described in the Final Offering Memorandum, comparing to the value of credit card transactions that increased 20.3% between the two non-followed periods, therefore, the same increase in the pre-payment volume.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

STATEMENT OF INCOME FOR THE PERIOD	1H07	1H06	Variation	%
Credit	471,717	413,187	58,530	14.2%
Debit	116,638	89,538	27,100	30.3%
Equipment rental	234,171	192,115	42,056	21.9%
Other revenues	42,687	32,873	9,814	29.9%
Gross revenue	**865,213**	**727,713**	**137,500**	**18.9%**
Service Tax (ISS)	(31,737)	(27,045)	(4,692)	-17.3%
Social Integration Program (PIS)	(8,563)	(6,261)	(2,302)	-36.8%
Social Contribution (COFINS)	(43,451)	(33,500)	(9,951)	-29.7%
Revenue net of taxes	**781,462**	**660,907**	**120,555**	**18.2%**
Cost of services rendered	**(268,477)**	**(289,105)**	**20,628**	**7.1%**
Cost of services rendered	(216,643)	(222,488)	5,845	2.6%
Depreciation of capturing equipment	(51,834)	(66,617)	14,783	22.2%
Gross profit	**512,985**	**371,802**	**141,183**	**38.0%**
Operating expenses	**(149,620)**	**(111,481)**	**(38,139)**	**34.2%**
Personnel	(58,367)	(55,395)	(2,972)	-5.4%
Administrative	(54,371)	(52,090)	(2,281)	-4.4%
Marketing	(18,368)	(14,133)	(4,235)	-30.0%
Provision for profit sharing	(12,275)	(12,183)	(92)	-0.8%
Depreciation and amortization	(4,344)	(3,910)	(434)	-11.1%
Other operating income/ expenses	(1,895)	26,230	(28,125)	n/a
Financial income	**250,986**	**175,615**	**75,371**	**42.9%**
Financial revenue	281,533	277,684	3,849	1.4%
Financial expense	(81,012)	(98,140)	17,128	17.5%
Other financial income/ expenses	50,465	(3,929)	54,394	n/a
Operating income	**614,351**	**435,936**	**178,415**	**40.9%**
Non-operating income	-	27,676	(27,676)	n/a
Income before IRPJ and CSLL (LAIR)	**614,351**	**463,612**	**150,739**	**32.5%**
Income tax	(93,176)	(59,290)	(33,886)	-57.2%
Social contribution on net income	(37,968)	(21,195)	(16,773)	-79.1%
Income tax and social contribution	**(131,144)**	**(80,485)**	**(50,659)**	**-62.9%**
Income for the year	**483,207**	**383,127**	**100,080**	**26.1%**
Consortium profit sharing	**196,174**	**222,638**		
Redecard S/A net income	**287,033**	**160,489**		

ANALYSIS OF THE RESULTS OF OPERATIONS – 1H07

Operating Revenues

Operating revenues increased R$137.5 million, or 18.9%, to R$865.2 million in the 1H07 compared to R$727.7 million in the same period of 2006. The variance was mainly due to the following items:

i) Revenue from credit card transactions: increase of R$58.5 million, or 14.2%, due to (a) the increase of R$82.3 million as a result of the growth of 19.7% in transaction value, and (b) the reduction of R$23.8 million related to the negative impact in the net average administration fee of 7 basis points. The decrease of the average net administration fee is due to the new interchange fee implement in March 27, 2006.

ii) Revenue from debit card transactions: increase of R$27.1 million, or 30.3%, due to (a) the increase of R$27.6 million as a result of the growth of 30.7% in transaction value, and (b) the reduction of R$0.5 million related to the negative variance in the net average administration fee of 0.3 basis point.

iii) Rental of electronic POS equipment: increase of R$42.1 million, or 21.9%, due to (a) the increase of R$29.7 million due to the growth of 15.0% in the number of POS electronic equipment base, which achieved 692,000 terminals on June 30, 2007, and (b) the increase of R$12.4 million due to the growth of 5.6% in the average rental price, related to the higher share of wireless POS equipment in the base.

iv) Other revenues: increase of R$9.8 million, or 29.9%, when compared to 1H06. These revenue items include: (a) revenue from check verification, (b) capture and transmission services for transactions carried out with voucher, (c) capture and transmission services for transactions carried out with private-label cards; among other revenue items.

Taxes

The taxes applicable on operating revenues increased R$16.9 million, or 25.3%, to R$83.7 million in 1H07, compared to R$66.0 million in the same period of 2006. The variance was mainly due to the following items:

i) increase of R$4.7 million, or 17.3%, in the amount of ISS services tax, to R$31.7 million in 1H07, versus R$27.0 million in the same period of 2006. This increase resulted by the higher operating revenues, except for the revenue of equipment rental, which is not considered in the calculation basis;

ii) increase of R$11.4 million, or 22.0%, in the amount of PIS and COFINS taxes, to R$63.3 million in 1H07, versus R$51.9 million in the same period of 2006. This increase was resulted by the growth of operating revenues.

COST OF SERVICES RENDERED

Cost of Services Rendered

The cost of services rendered decreased R$5.8 million, or 2.6%, to R$216.6 million in 1H07, compared to R$222.4 million in the same period of 2006, due to the following items:

i) reduction of R$1.9 million, or 5.6%, in the capturing and processing of transactions expenses, while total transactions increased 18.6% between the periods. This variance includes not only economies of scale, but also improvement in telecom unit prices.

ii) increase of R$10.0 million, or 22.2%, in the fees paid to the MasterCard brand, mainly due to the growth of 19.7% in credit card values of transaction and the increase of 25.7% in the number of debit card transactions.

iii) decrease of R$6.6 million, or 12.0%, in POS equipment maintenance costs, due to: first, the replacement of 22,500 old terminals for new terminals that require lower levels of maintenance, and second, the improvement of POS equipment maintenance processes, substituting technical visits to merchants for specialized telephone service. If these improvements in the equipment maintenance process did not occurred, these expenses would have grown in accordance with growth of the POS equipment base, which increased 15% in the period;

iv) reduction of R$1.0 million, or 5.5%, in the expenses on materials used by merchants to capture transactions, while the transactions captured through POS increased 20.4% between the periods. The reduction is due to the anticipation of purchase and distribution of materials at the end of 2006;

v) increase of R$2.5 million, or 41.1%, in expenses with affiliation and activation of merchants. Comparing to the same period of 2006, the total affiliated merchant base expanded 11.7%, while the active merchant base grew 15.5%. The increase in these expenses exceeded the growth of the merchant base (total and active), because Redecard used proportionally more ISO services compared to the same period of 2006, in order to support the company's plan to be present in all municipalities in Brazil that have adequate infrastructure;

vi) reduction of R$0.9 million, or 6.0%, in call center expenses, while the number of active merchants grew 15.5% between the quarters analyzed. This variance is a result from the operational process improvements, such as, call retention at AVR (automatic voice response), reduction of average time per call, and increase of the services provided through website;

vii) reduction of R$6.1 million, or 21.5%, in the profit sharing contracts with some issuers, due to the transition of these contracts to the new interchange fee implemented in March 27, 2006;

viii) reduction of R$1.0 million, or 9.9%, in the software maintenance expenses, due to postponing of some projects to 2H07. It does not change the total expenditure expected for the year.

Depreciation of Capturing Equipment

The expenses with depreciation of capturing equipment include POS equipment depreciation, as well as the capturing network infrastructure. These expenses declined by R$14.7 million, or 22.2%, to R$51.8 million in 1H07, compared to R$66.6 million in the same period of 2006. POS equipment is depreciated within a three-year period and represents the bulk of this expense. As a result, even though the installed POS base has expanded by 15.0% between June 2006 and June 2007, part of the expenses with depreciation in 1H06 includes equipment purchased in 2004, which today is fully depreciated, while 1H07 includes equipment purchased more

recently. The decline in equipment prices in the period between 2004 and 2007, of approximately 50.0%, more than offset the expansion in the base of equipment to be depreciated.

OPERATING EXPENSES

Personnel

Personnel expenses increased R$3.0 million, or 5.4%, to R$58.4 million in the 1H07, compared to R$55.4 million in the same period of 2006, mainly due to the following items: (i) the increase of R$0.4 million, or 0.9%, in salaries expenses, mainly due to the reduction in the variable salaries of the sales force between 1Q06 and 1Q07; (ii) increase of R$0.9 million in the provisions for labor contingencies expenses due to the 31 new suits between the periods, plus the monetary adjustment of the balance of this provision; (iii) R$0.6 million related to the services rendered to implement the new human resource management tool; (iv) increase of R$0.4 million in training expenses to conclude the leadership and management development program, supported by a specialized institution; (v) increase of R$0.4 million in fringe benefits many due to medical assistance.

Administrative

Administrative expenses increased R$2.3 million, or 4.4%, to R$54.3 million in 1H07, compared to R$52.0 million in the same period of 2006, mainly due to the following reasons: (i) increase of R$0.4 million, or 5.9%, in premises expenses, mainly due to the rental contractual adjustment for the head office and branch offices, as well as to the facility services contracted for cleaning and security; (ii) increase of R$0.6 million in the provision for civil contingencies due to 54 new lawsuits, plus the monetary adjustment of the balance of this provision.

Marketing

Marketing expenses increased by R$4.2 million, or 30.0%, to R$18.3 million in 1H07, compared to R$14.1 million in the same period of 2006. Marketing expenses have historically been concentrated in the fourth quarter; however, Redecard took advantage of the launch of the campaign "Viajante Mastercard" (MasterCard Traveler) and anticipated a series of promotional actions, many of which in partnership with the brand, issuers and merchants, with the objective of promoting the activation and acceptance of payment cards. The campaign "Viajante Mastercard" (MasterCard Traveler) illustrated the high level of acceptance of the brand's payment cards across the Brazilian territory, with a massive media coverage, becoming a platform to support other Redecard's marketing campaigns all over this year, with the slogan "Discover Brazil, the priceless country, and all of it accepts MasterCard". The anticipation of the investments in marketing in the second quarter does not change expectations regarding total expenditure in the year.

Provision for Employees' Profit Sharing

The expenses with the provision for the employees' profit sharing program increased by R$0.1 million, or 0.8%, to R$12.3 million in 1H07, compared to R$12.2 million in the same period of 2006.

Depreciation and Amortization

Depreciation and amortization expenses increased R$0.4 million, or 11.1%, to R$4.3 million in 1H07, compared to R$3.9 million in the same period of 2006. This increase is due to the investment of R$12.7 million in the past 12 months.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenue.

Other operating expenses declined by R$28.0 million to R$1.9 million in the 1H07, compared to R$4.7 million in the same period of 2006. This variance was mainly due to:

i) the provision reversal of part of Provision for Tax Contingencies, referred to the ISS levied on the rental of equipment for the electronic capture of transactions (POS), according to the change in the IBRACON's legislation and rules that benefited the Company.

ii) discontinuation of the provision constitution for provision for tax contingencies referred to ISS on equipment rental.

Financial Income

Net financial income increased by R$75.4 million, or 42.9%, to R$250.9 million in 1H07, compared to R$175.6 million in the same period of 2006. The main reasons were:

i) the prepayment average term increased by 7 days, reaching 57 days, mainly due to the increase of operations of prepayment of credit card transactions in installments;

ii) the net commercial discount rate applied to prepayment of receivables to merchants declined in 1H07, due to the decrease in the basic interest rate from 16.40% to 12.58% per year between 1H06 and 1H07;

iii) the increase of 4.2% in the volume of prepayment of receivables between 1H07 and the same period of 2006, confirms the expectation of lower growth, as described in the Final Offering Memorandum, compared to the increase of 19.7% of the value of credit card transactions in the same period. It is important to point out that in 1Q07 there was an exceptional volume of prepayments concentrated in a few clients, which allowed the 4.2% growth;

iv) reversal of provision for tax contingency referring to the Company's questioning the inclusion of financial income in the calculation basis of PIS and Cofins.

ASSETS	Jun-30-07	Mar-30-07	Variation	%
Current assets	**9,018,368**	**8,574,467**	**443,901**	**5.2%**
Cash and cash equivalents	1,241	16,679	(15,438)	n/a
Accounts receivable from issuers	8,915,360	8,444,261	471,099	5.6%
Other accounts receivable	47,822	52,581	(4,759)	-9.1%
Advances to third parties and employees	3,475	3,281	194	5.9%
Deferred income tax and social contribution	47,865	54,494	(6,629)	-12.2%
Prepaid expenses	2,605	3,171	(566)	-17.8%
Non-current assets	**209,408**	**213,825**	**(4,417)**	**-2.1%**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Long-term assets	**43,812**	**39,804**	**4,008**	**10.1%**
Deferred income tax and social contribution	30,135	26,097	4,038	15.5%
Judicial deposits	13,677	13,707	(30)	-0.2%
Permanent assets	**165,596**	**174,021**	**(8,425)**	**-4.8%**
Property, plant and equipment	721,201	704,296	16,905	2.4%
Accumulated depreciation	(555,605)	(530,275)	(25,330)	4.8%
	9,227,776	**8,788,292**	**439,484**	**5.0%**
LIABILITIES				
Current liabilities	**9,037,711**	**8,607,713**	**429,998**	**5.0%**
Accounts payable to merchants	8,273,901	7,738,331	535,570	6.9%
Suppliers	17,561	41,084	(23,523)	-57.3%
Labor liabilities	32,983	25,132	7,851	31.2%
Tax liabilities	52,623	18,691	33,932	n/a
Loans	357,389	361,888	(4,499)	-1.2%
Dividends payable	178,190	108,855	69,335	63.7%
Consortium income		196,177	(196,177)	n/a
Other accounts payable	125,064	117,555	7,509	6.4%
Non-current liabilities	**125,804**	**116,318**	**9,486**	**8.2%**
Long-term liabilities	**125,804**	**116,318**	**9,486**	**8.2%**
Provision for contingent liabilities	125,804	116,318	9,486	8.2%
Shareholders' equity	**64,261**	**64,261**	**-**	**0.0%**
Capital stock	53,551	53,551	-	
Profit reserve	10,710	10,710	-	
Income for the period	287,027	108,846	178,181	
Dividends distributed	(287,027)	(108,846)	(178,181)	
	9,227,776	**8,788,292**	**439,484**	**5.0%**

Current Assets

On June 30, 2007, current assets were R$9,018.4 million, up 5.2% on March 31, 2007. This variation was primarily due to the increase of 5.6% in the balance of Accounts Receivable from Issuers in relation to the same period, mainly due to the higher value of credit transactions between the two periods.

Long-Term Assets

In June 2007, long-term assets were R$43.8 million, a 10.1% raise when compared to March 31, 2007. This variance is mainly due to the increase in tax credits resulting from provisions for tax contingencies.

Permanent Assets

On June 30, 2007, permanent assets totaled R$165.6 million, a reduction of 4.8% in relation to March 31, 2007. The reduction is mainly due to the depreciation and amortization effect of fixed assets.

Current Liabilities

At the end of June 2007, current liabilities totaled R$9,037.7 million, an increase of 5.0% from the amount at March 31, 2007, mainly due to the increase of 6.9% in the amount of Accounts Payable to Merchants, as a result of the increase of the value of the credit card transaction. As of April 1, 2007, the termination of Redecard Consortium brought to the Company all of the results that previously were distributed to the Consortium Members, which resulted in significant variances in relation to the 2Q07, compared to 1Q07, in three lines: **i)** the increase of R$33.9 million in Tax Liability as a result of the higher amounts of Income tax and Social Contribution

driven by the higher results; ii) the amounts of Income from the Consortium result payable declined by R$196.1 million, since the cumulative amount relative to 1Q07 was fully paid on April 13, 2007, and iii) the amount of dividends payable increased by R$69.3 million.

Long-Term Liabilities

In June 2007, long-term assets totaled R$125.8 million, an increase of 8.2% in relation to March 31, 2007. This increase is due to the raise in provisions for tax contingencies.

Shareholders' Equity

The shareholders' equity of R$64.3 million remained stable between the two periods analyzed.

SUBSEQUENT EVENTS

IPO proceeds and related expenses

In early July 2007, Redecard was registered as a publicly-held Company and, on July 13, its common shares were listed on the "Novo Mercado", at the São Paulo Stock Exchange (Bovespa). To be listed on the "Novo Mercado" segment implies the adherence to a series of rules, known generically as "good practices of corporate governance", which are stricter than those require by current laws in Brazil.

The financial settlement of the funds from the Primary Offering occurred on July 17, 2007, and represented net proceeds of R$402.7 million, which will be used in the Company's operational activities. The IPO expenses of R$17.5 million were cash discounted from the gross amount of the Primary Offering, and it included commissions (Management, Underwriting and Placement) and CBLC fees. The other expenses, including the CVM registration fee, lawyers and external auditors fees, as well as the expenses with the road show, should reach approximately R$0.5 million. The total IPO expenses will be booked in 3Q07 results.

IMPORTANT NOTE: the management's comments on the Company's performance in 2Q07 and 1H07 that will be presented in the conference call of August 16, 2007 may be obtained in Redecard's website: www.redecard.com.br\ri\index.htm.

GLOSSARY

Acquirer: company that holds the license to use the trademarks of the Brands and which is responsible for the affiliation of Merchants, and the capturing, transmission, processing and financial settlement of Transactions.

Brand: company, generally international, that holds the property and franchise rights of its trademarks and logos for use by the Acquirers and Issuers, through specification of general rules for the organization and operation of the credit card and debit card system and other payment means.

Cardholders: individuals or agents of legal entities that hold the cards and use the products, goods and services granted by the Issuers.

Interchange Fee: part of the Administration Fee that is charged to Merchants by the Acquirers and passed on to the Issuers of the credit cards or debit cards as part of their remuneration for the approval of Transactions conducted with cards they have issued.

Merchants: suppliers of the goods and/or services to Cardholders, which are affiliated by the Acquirers.

Net administration fee: administration fee charged to merchants, net of the interchange fee paid to issuers.

Transaction: all and any acquisition of goods and services, fund transfer and cash withdrawal effected by Cardholders in affiliated Merchants in the Country.

13.01 – OUTLOOK

The Company's expectation in relation to the international macroeconomic scenario foresees a reasonable slow-down in the global economy's pace, which will help accommodate risk factors, providing sustainability to the current global expansion cycle, which may continue up to the end of this decade, but within a context of more volatility and less liquidity in the global markets.

In Brazil, the breakdown of domestic growth, led by investments, should continue to signal a low risk of inflation pressures associated with imbalances between offer and demand. Regarding investments, the most important elements are the prospects of growth in the companies' production capacity, as sector surveys show, mainly due to the lower cost of capital goods.

The recurrent cuts in the basic interest rate reflect the significant improvement of economic conditions and caused the Selic rate to decrease at a faster pace, as it had done between November 2006 and April 2007. The adjustment made by the Brazilian Central Bank (Bacen), always aiming at the main purpose of converging the inflation to the targets already set for 2007 and 2008, will enable the actual interest rate to decrease to levels never seen before in a stable economic scenario. Therefore, the Company projects the Selic rate at 11.8% p.a. in December 2007.

The outlook for the coming months is that inflation should remain stable at a reasonable level, compatible to reaching medium-term targets. Currently, even though international prices have started growing again, the exchange rate has been offsetting a great deal of this effect. Thus, for the second consecutive year the issue is not whether inflation will reach the target, but rather how much below target it will be, so that the Extended Consumer Price Index (IPCA) should be at approximately 3.5% by the end of the year.

The indicators have been pointing towards an expanding economy. In particular, in 1Q07, GDP had a 4.3% expansion over 1Q06 and 0.8% in unseasonal terms. Counting with this latest result, GDP has grown for three consecutive quarters, which implies an accumulated 4.6% variation since 3Q06. The Company expects the economy product to increase by 4.4% in 2007.

PROSPECTS FOR 2007

The following prospects should be read along with the comments on the performance of the second quarter (table 05 of the Quarterly Information).

The Company's expectations for its financial income in 2007 are based on the following premises:

Revenue from transactions with Credit Cards

i) The financial volume of transactions with Credit Cards should increase between 19% and 21% when compared to 2006.

ii) The administration fee, net of interchange fee, should remain in line with the 1Q07 one.

iii) The net interchange revenue should increase, when compared to 2006, in line with the growth in the financial volume of transactions, except for the revenue of 1Q07, which increased only 9.5%, due to the interchange increase of March 27, 2006.

13.01 – OUTLOOK

Revenue from transactions with Debit Cards

i) The financial volume of the transactions with Debit Cards should growth between 29% and 31% when compared to 2006.

ii) The administration fee, net of interchange fee, should remain in line with the 1Q07 one.

Revenue from rental of capturing equipment (POS)

i) The installed capturing equipment (POS) base should increase between 14% and 16% in the year.

ii) The average POS equipment rental price should remain in line with the 1Q07 one.

Revenue from prepayment of transactions with Credit Cards (Net Financial Income)

i) The percentage of prepayment of transactions' financial volume with Credit Cards should be reduced to a level between 18% and 20% in 2007. In 2006, Redecard prepaid a volume corresponding to 23.6% out of the total financial volume of transactions with Credit Cards.

ii) The average term of prepayment to merchants should be reduced in the second half of 2007 when compared to the first, reaching an average term between 53 and 55 days in the year.

iii) The net trade discount fee should continue to decrease, following the reduction of the reference interest rate.

Total Cost of Services Rendered

i) The Cost of Services Rendered should follow the downward trend observed in the first half of 2007, so that the total for the year should record a decrease between 1.5% and 2.5% over 2006.

ii) The amount of depreciation of the capturing equipment should follow the downward trend observed in the first half of 2007, so that the total for the year should present a decrease between 13% and 16% over 2006.

Operating Expenses

i) Marketing Expenses should reach approximately 4% of the total revenue from transactions with Credit and Debit Cards, net of interchange.

ii) The remaining operating expenses should present a growth equivalent to the inflation between the periods.

15.01 – INVESTMENT PROJECTS

INVESTMENTS

The Company believes that the use of credit and debit cards will continue to grow in the next three years due to the larger number of people that will have access to bank accounts and the change of habit concerning methods of paying for goods and services that has been taking place in recent years, with the decrease in the use of checks and the increase in the use of payment cards and electronic payment methods.

The number of electronic transaction capturing (POS) terminals set up by the Company in the affiliated merchants is likely, within the next three years, to follow the increase in the number of merchants that will be added to the Company's capture network. The Company believes that the rent charged from the merchants will be reduced in the next three years, mainly due to the decrease in the acquisition value of these machines.

However, the volume of prepayments to merchants on their receivables should present growth indexes lower than the ones seen in the previous year. The tendency is for the Banks holding the merchants' accounts to increase the pace of credit assignments based on credit card receivables.

The Company's investments in POS equipment acquisition should continue to increase, mainly in 2007 and 2008, due to the program of exchange of old terminals for new ones with better technology and, as a consequence, better technical performance and greater information security.

Company's main investments are being focused on the expansion of its activities and were basically distributed as follows in the periods indicated:

R$ million	Years ended on December 31,			Periods ended on June 30,	
	2004	2005	2006	2006	2007
Electronic Transaction Capturing Equipment [1]	106.2	113.5	95.3	62.6	45.4
IT Equipment (Office automation)	10.6	4.9	6.0	1.7	1.4
Other	10.3	5.9	6.2	3.0	1.7
Total	127.1	124.3	107.5	67.3	48.5

Investments in electronic transaction capturing equipment are made due to the increase in the affiliated merchant base that remain active. Currently, almost all the transactions captured by the Company (99.9%) originate from electronic transaction capturing equipment, whether they are owned by the Company or by the merchants themselves. These investments reduce the Company's and the merchant's operating costs, and improve the security of transactions carried out with payment cards.

In the past years, the Company has been investing funds in office automation, which has contributed to the increase in operating efficiency, improving the internal control system and the integration among areas.

OTHER INFORMATION DEEMED AS RELEVANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Risks Related to Brazil

The Federal Government has exercised and still exercises significant influence on the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect the Company's activities and the market value of its Shares.

The Brazilian economy has been marked by frequent, and sometimes substantial, interventions from the Federal Government, which often modifies the monetary, credit and tax policies, among others. The Federal Government's actions to control inflation and other governmental policies have involved in the past increases in interest rates, changes in the fiscal policy, price control, currency depreciation, capital flow control and certain limits on imported goods and services, among others. The Company does not have control and cannot predict which measures or policies the Federal Government may adopt in the future. The Company's business, financial conditions and results of operations, as well as the market value of its Shares, may be adversely affected due to changes in the public policy at a federal, state and local level, referring to public taxes and exchange controls, as well as other factors, such as:

- interest rates;
- exchange control and restrictions on offshore remittances;
- exchange rate variations;
- inflation;
- liquidity in the financial and capital domestic markets and loan markets;
- fiscal policy and tax regime; and
- measures of political, social and economic nature that are adopted or may affect Brazil.

The uncertainty regarding the implementation of changes by the Federal Government in policies or rules that might affect these or other factors in the future may contribute to the Brazilian economic uncertainty and increase the volatility of the Brazilian securities market and of the securities issued abroad by Brazilian companies.

Risks Related to the Payment Card Industry and to the Company

The Company faces competition in the Brazilian payment card industry.

The Company is the only one, though not exclusive, Acquirer of MasterCard and Diners branded credit and debit cards in Brazil. The Company's competitive position depends on its ability to maintain its market share by retaining and increasing the number of merchants that accept MasterCard cards as a means of payment for goods and services. The Company's market share may also be adversely affected if foreign or domestic competitors start to affiliate merchants in order to accept new brands or the Acquirer's own brands. Should foreign or domestic acquirers, with capital and technological resources, enter this market, in a noteworthy scale, and become Acquirers of MasterCard brand, the Company's market share may be significantly reduced, adversely and substantially affecting the Company.

In addition, some companies are already authorized by MasterCard International to operate in the Brazilian market as an Acquirer of MasterCard International. Up to date, the Company believes that these Acquirers have not yet started their operations of affiliating merchants for acceptance of MasterCard branded credit and debit cards. In case these new Acquirers start these operations, the Company's competitive position may be adversely affected.

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

The Company also faces competition from other payment methods, such as cash and check. In 2006, transactions with payment cards in the Brazilian market accounted for only 17.6% of total private consumption in Brazil. It is not possible to ensure that the payment processing industry will show a substantial increase, which may adversely affect the Company.

We cannot ensure that the Company will continue to compete successfully in the payment card industry or that it will maintain its historical market share levels. In case the Company does not satisfactorily correspond to changes in the market or to the competition, its results may be adversely affected.

The Company mainly relies on the MasterCard brand and on the number of cards of this brand issued to maintain its competitive position in the market.

Currently, the Company affiliates merchants exclusively for the acceptance of MasterCard and Diners cards. In case the Company stops affiliating these brands, its results of operations and financial condition may be adversely and significantly affected. In addition, the Company's competitive position in the payment card industry is also affected by the number of MasterCard cards issued. In view of the increasing competition from new brands or other brands already existing against MasterCard in Brazil, the amount of cards issued by Issuers with the new brands or other existing brands may increase. The Company may be adversely affected if MasterCard cards lose market share in the Brazilian market to new brands or other already existing brands.

The Company is subject to the policies and rules imposed by the brands.

The Company must perform its operations in compliance with the policies and rules set forth by the MasterCard and Diners brands. Any material changes in the policies and rules of the brands, especially those of the MasterCard brand, may cause a significant and adverse effect on the Company.

The Company depends on the maintenance of Acquirer license by MasterCard.

The Company operates as an Acquirer in Brazil under a non-exclusive license granted by MasterCard International, which confers to MasterCard International rights such as granting other licenses to other Acquirers in Brazil, among others. Under that license, Redecard must disclose any change in share control prior to its conclusion. MasterCard International is entitled to terminate the license at its own discretion and/or set the conditions for its maintenance, pursuant to its Rules and Bylaws. The license agreement executed between Redecard and MasterCard International is subject to the laws of the state of New York, in the United States of America. We cannot guarantee that the license granted by Mastercard International will be maintained and, should it be cancelled, the Company may be adversely affected.

The Company's failure to adopt new payment methods, associated with new Technologies, may cause a significant and adverse effect on the Company's results of operations and financial condition.

The payment card industry must be continuously monitored in order to track the changes in cardholders' preference, as well as technological advances. New payment methods, associated with new technologies, for instance, transactions carried via mobile phone, are expected to be developed and implemented in order to meet the cardholders' needs for convenience, readiness and security in the use of credit and debit cards. In case the Company is not able to track the trends of payment cards industry and changes in Cardholders' preferences, as well as to

implement new payment methods and acquire new technologies, its results of operations and financial conditions may be adversely and significantly affected.

The non-authorized disclosure of data regarding affiliated merchants and cardholders included in the Company's information systems may cause a significant and adverse effect on the Company.

The Company's information systems are exposed to third parties' violations aiming at the fraudulent use of data regarding merchants and cardholders. If the Company's information systems are violated and non-authorized disclosure of data regarding merchants and cardholders occurs, the Company will be exposed to frauds which may result in civil liability, risks to its reputation and court claims with potentially high amounts, which may cause a significantly and adverse effect on the Company.

The Company's or third parties' systems may fail due to factors that are beyond the Company's control.

The Company depends on an efficient and uninterrupted operation of its information technology systems, software, information storage center and telecommunications network, as well as third parties' systems. The Company's or third parties' systems may be exposed to damages or interruptions due to several factors that are beyond the Company's control, such as fire, natural disasters, power failure, failure in telecommunications systems, virus or violation of information technology systems. Flaws, virus or violation of the Company's and third parties' systems, errors or delays in processing payment transactions and failures in the telecommunications systems may cause a significant and adverse effect on the Company.

Merchants' pressures to decrease the Administration Fee and increase exchange the Interchange Fee imposed by the brands may have an adverse impact on the Company.

The Company is subject to changes in the Interchange Fees imposed by the brands, as well as to reductions in its Administration Fees owing to free competition in the payment processing industry. In 2006, the Interchange Fee of the MasterCard brand was increased, and we cannot predict when and if new increases will be imposed by this brand. In case the Company undergoes further increases in Interchange Fees paid to the Issuers or a decrease in Administration Fees charged by merchants, its profit margins and results of operations may be adversely affected.

Laws and rules that might be issued in order to regulate the Brazilian payment card industry may cause an adverse effect on the Company's operations and results.

Several legislative bills intended to regulate different aspects of the payment card industry are under development at the National Congress. Recently, a new bill was presented to the Senate, which also aims at regulating the payment card industry. Said bill is still at a preliminary stage and was has not yet been submitted to the Federal Senate's proper commissions. It is not possible to predict whether the referred bills will be approved, and, if they are, it is not possible to foresee the impact that the approved legislation will have on the Company's financial results.

The loss of the senior management may have a substantially adverse effect on the Company.

The Company's ability to maintain its competitive position depends largely on the services of its senior management. None of the senior management members is subject to long-term labor or to non-competition agreements. There is no guarantee that the Company will be able to hold the

members of its current management or hire new qualified members. The loss of some of the Company's senior management members or its inability to attract and hold experienced members may prevent the Company from reaching the expected operating results.

Risks related to the Shares and the Offering

The sale of significant numbers of Shares after the Offering may cause the price of the Shares to fall.

The Company, the members of the Company's Board of Directors and Board of Executive Officers, as well as the Controlling Shareholders, agreed, with due regard for certain exceptions, not to issue, offer, sell, contract the sale, grant any preference, right or guarantee for purchase, lend, give as guarantee or otherwise dispose of, directly and indirectly, any of the Shares or any securities convertible into shares, which can be exchange for Shares, or representing the right to receive Shares within 180 days as of the date of the Final Prospectus. Said parties also agreed not to enter into a swap or any other agreement transferring to third-parties the total or partial proceeds of the Shares' owners within 180 days as of the date of the Final Prospectus. After the end of that period, these Shares are free to be sold to the public. In addition, according to the *Novo Mercado* Regulation, Controlling Shareholders, officers and members of the board of directors must not sell or offer the Shares and derivatives related to the Shares during the first six months after the Offering, starting on the date when the Shares were first traded on *Novo Mercado*. After this six-month period, the Controlling Shareholders, officers and members of the board of directors must not sell of offer more than 40.0% of the Shares or derivative instruments related to the Shares acquired after the Offering.

If the shareholders sell their shares or if the market suspects that the Company intends to sell its Shares or a significant number of them, the market price of the Shares may decrease substantially.

The Company may need additional capital in the future, by means of the issuance of securities, which may affect the price of the Shares and result in a dilution of the investor's interest in the Shares.

The Company may need to raise funds by means of a public or private issuance of shares or securities convertible into or exchangeable for shares. Any funding by means of distribution of shares or securities convertible into or exchangeable for shares may result in an alteration in the price of the Shares and in a dilution of the investor's interest in the Shares.

The Company's Bylaws do not set forth any restrictions on the withdrawal of mechanisms for protection against share distribution and attempts at hostile acquisition of the Company by third parties.

The Company's Bylaws include a provision concerning the protection against attempts at hostile acquisition of the Company by third parties. This provision requires that any acquiring shareholder, (as set forth in the Company's Bylaws) who comes to be entitled to shareholders' right referring to 26% or more of the Company's capital stock (excluding the treasury shares and the involuntary shareholding additions specified in the Bylaws), carry out a public offering for the acquisition of the total number of shares issued by the Company, for the price established pursuant to the Bylaws and the applicable legislation, within 30 days as of the acquisition date or the date of the event that resulted in the ownership of this number of shares or rights. However, the Bylaws does not set forth any mechanisms that impose restrictions on the withdrawal of the provision regarding the acquiring shareholder's need to carry out said public offering of shares in the events provided for in the Company's Bylaws. Thus, the

Company's General Meeting may resolve on the exclusion of said provision from the Company's Bylaws.

The holders of Shares may not receive dividends or interest on own capital.

According to the Company's Bylaws, the Company must pay its shareholders a minimum of 40.0% of its annual net income, calculated and restated pursuant to the Brazilian Corporate Law, as dividends or interest on own capital. The net income may be capitalized, used to offset a loss or withheld pursuant to the Brazilian Corporate Law and may not be available for the payment of dividends or interest on own capital. In addition, the Brazilian Corporate Law allows a publicly-held company, such as the Company, to suspend the mandatory dividend distribution in a specific fiscal year, in case the Board of Directors informs the General Extraordinary Meeting that the distribution would be incompatible with the Company's financial situation.

Liquidity and Capital Resources

The Company's operations are substantially financed by the cash generation from its operating activities, by means of contracting working capital loans and financings, and, after this Offering, through the proceeds from the Primary Offering.

The Company believes that the operating cash generation and the proceeds from the Primary Offering will be sufficient to meet its liquidity needs and financial commitments.

Suppliers

The Company's main suppliers render services related to transaction data processing, telephone assistance to merchants, maintenance of POS equipment, among others.

The Company understands that the following services are relevant: (i) data processing and telephone assistance services provided by the suppliers Orbitall and Atento, respectively, since, should such agreements be terminated, the costs related to obtaining other suppliers and the reestablishment of these services would be relatively high, and (ii) services provided by manufacturers of transaction capturing equipment (POS), as that equipment has a specific technology that requires that maintenance services be provided by their respective manufacturers, the main of which are: Ingenico do Brasil Ltda., Lipman do Brasil, Hypercom do Brasil Indústria e Comércio Ltda., Netset - SP Tecnologia e Serviços em Teleinformática Ltda., Verifone do Brasil Ltda. and Speedpak Encomendas Expressas Ltda.

Additionally, the Company entered into a telephone service rendering and data processing agreement with Empresa Brasileira de Telecomunicações S.A. (Embratel).

For further information about the agreements signed with Orbitall, Atento and the suppliers of transaction capturing equipment (POS), see "Material Agreements" below.

Human Resources

The appropriate planning and management of human resources are essential for the Company's success. The purpose of the Company's human resources management strategy is to contribute to the vision of turning the Company into the best employer in its industry. The human resources managers develop and carry out standardized procedures and processes of recruiting, training and qualification.

The number of employees at the end of June 2007 was 850, without significant changes from 2005.

Approximately 79.0% of employees work in the Company's head office, and 21.0% in its branches.

Compensation and Benefit Policy

The Company offers the following benefits to its employees: (i) health insurance; (ii) psychological counseling; (iii) life insurance; (iv) day care; (v) meal voucher; (vi) transportation voucher; (vi) supplementary pension plan, among others. Certain employees also receive a car and medical examinations on an yearly basis, as a supplement to the health insurance.

The Company has a variable compensation system for its employees working in the commercial area, which affords them a variable compensation tied to the Company's results and individual targets, in order to recognize and reward individual productivity and encourage the search for excellence standards in the performance of their duties.

Since 2001, the Company has offered a profit sharing program to all its employees, pursuant to federal regulation, whose payment is made every February. The program is based on goals to be reached by the Company and depends on the attainment of profit before income tax projected and approved by the Company's Board of Directors. The Company paid US$15.6 million in profit sharing for the year ended December 31, 2006. In 1H07, R$12.7 million were provisioned for profit sharing.

Labor Unions

None of the Company's employees are members of the executive board of the Labor Union of Employees of Trade Independent Agents and in Advisory, Expertise, Information and Research Companies and Accounting Firms of the State of São Paulo, to which the Company's employees are associated. The Company believes that it has a good relationship with labor unions and with its employees, never having had a strike or standstill. Each year, wages paid to employees have been the object of collective bargaining agreements between labor unions and employees.

Stock Option Plan

The Company's Bylaws set forth that, within the limit of authorized capital, the Company may grant a stock or share subscription option to its managers and employees, and to individuals that provide services to the Company, as well as to managers and employees of other companies that are directly or indirectly controlled by the Company, with no preemptive rights to shareholders. On the date of this Prospect, no stock options had yet been granted by the Company, but studies are still being conducted and discussed between the hired advisory firm and the Company's human resources managers.

Insurance

The Company has insured all its facilities and equipment and considers the coverage amounts contracted to be adequate for a company of its size and enough to cover risks inherent to its operations. In the years ended on December 31, 2005 and 2006, costs with insurance premiums were R$0.3 million and R$0.2 million, respectively. For the year 2007, insurance expenses are estimated at approximately R$0.2 million.

Material Agreements

Agreements with MasterCard International

On November 15, 1996, Redecard entered into a Brand Licensing Agreement with MasterCard International, whereby Mastercard International authorized the Company, on a non-exclusive basis, to use the Mastercard brand in the affiliation of merchants. This agreement has an undetermined term, and Redecard must follow the standards, regulations and policies set forth by Mastercard International in the affiliation of merchants, which include rules regarding the merchant's signaling and rights of property of the brands, among others.

On October 24, 2002, Redecard entered into a Brand Licensing Agreement with MasterCard International, whereby Mastercard International authorized the Company, on a non-exclusive basis, to use the Redeshop brand, which had been previously acquired by MasterCard International from Credicard.

On March 29, 2004, Redecard entered into a service agreement with MasterCard Brasil Soluções de Pagamento Ltda. for services previously rendered and charged by MasterCard International, included in the "MasterCard Consolidated Billing System Manual".

On April 27, 2005, Redecard entered into a Brand Licensing Agreement with MasterCard International, whereby Mastercard International authorized the Company, on a non-exclusive basis, to use the MarterCard Brands, including MasterCard Maestro and other logos of the MasterCard brands.

All licenses assigned by MasterCard International to Redecar were granted on a non-exclusive basis, and, thus, MasterCard maintained the right the grant licenses of use of the MasterCard Brands to other Acquiring companies in Brazil.

In view of the execution of such agreements, Redecard is subject to the Bylaws and Policies of MasterCard International ("Rules"), which are incorporated by reference to such agreements. The purpose of the relationship between the Company and the MasterCard brand is the establishment of conditions on an arm's length basis.

MasterCard International, pursuant to the terms of the license agreement, has the right to terminate the agreement, revoking the license, in certain circumstances, such as: (1) if Redecard ceases to be a member of MasterCard International, (2) if Redecard fails to comply with the criteria established for the use of the brand or with any of the clauses in the license agreement, or (3) if Redecard discontinues the use of the brand for over one year. In case one of these events takes place, allowing the termination of the license agreement by MasterCard International, the latter must notify Redecard of such event, and Redecard must solve the non-compliance within 90 days. In case the non-compliance is not solved, the agreement will be automatically terminated at the end of the 90-day period. MasterCard International may also terminate the agreement in case it is unable to fulfill the obligations set forth therein as a result of the legislation, regulations or rules imposed by the Brazilian government.

MasterCard International, with due regard for the terms of its Regulations and Bylaws, has the right to revoke the license and/or impose conditions for its maintenance, in some cases and at its own discretion.

Particularly, pursuant to the Rules, MasterCard International may, temporarily and at its own discretion, (1) cancel Redecard's status as an associated member of MasterCard International and/or one or more of Redecard's licenses, which may result in the termination of the license

agreement, as clarified above, or (2) change or add Redecard's rights and/or obligations, in particular circumstances, including: (a) in case Redecard's activities or financial situation put MasterCard International and/or its other associated members at risk regarding potential monetary responsibility; and/or (b) if Redecard's activities harm the value of the MasterCard International brand. Furthermore, pursuant to the Rules, Redecard must inform MasterCard International if there is any change in its share control or transfer of affiliated merchants' portfolio; Redecard's failure to inform MasterCard of such event will entitle MasterCard to terminate the license agreement. MasterCard International may, temporarily and at its own discretion: (1) cancel Redecard's status as a member of MasterCard International and/or one or more of Redecard's licenses, which may result in the termination of the license agreement, as clarified above, or (2) change or add Redecard's rights and/or obligations, or cancel Redecard's status as member, in the event of (a) transfer of control to another entity, (b) merger or incorporation with another entity, (c) substantial sale of all assets or portfolio of Redecard's affiliated merchants, (d) change of control, whereby Redecard becomes a governmental agency or a governmental regulating authority, or (e) transfer or attempt at transferring, on Redecard's part, of its status as member. In addition, according to the Rules, MasterCard International will review Redecard's financial situation periodically, and may require additional guarantees to keep Redecard as a member of MasterCard International. For more details regarding that, refer to "Operations with Related Parties Surety in favor of MasterCard International".

The agreements executed by Redecard with MasterCard International are subject to the legislation of the State of New York of the United States of America.

In the fiscal year ended on December 31, 2006, the total amount paid by the Company as a result of the agreements referred to above was R$94.6 million. Up to June 2007, the amount paid to the brand is R$40.7 million.

The financial obligations of these agreements are guaranteed by a surety rendered by Brazilian banks in the amount of R$1.1 billion, in favor of MasterCard International.

Agreements of Merchant Affiliation and Adhesion to the Redecard System

The standard agreements of merchant affiliation and adhesion to the Redecard System are agreements through which the Company affiliates the merchant for the acceptance of MasterCard and Diners branded payment cards, establishes the terms and methods for the financial settlements of the transactions, provides the equipment for transaction electronic capturing (POS Equipment) and formalizes the amounts of the respective monthly rental, sets the procedures and rules of respective brands to be respected by the merchants and by Redecard itself, makes new services and products available for merchants, and defines the Administration Fee that will be charged from the merchant. These agreements are executed for an indeterminate term.

Agreements of Transaction Capturing Equipment (POS) Maintenance

Redecard is provided maintenance services for the transaction electronic capturing equipment (POS), through agreements executed with the respective equipment manufacturer. The maintenance consists in replacing parts and devices necessary for the equipment's safe operation. Due to the technical features of each equipment, its respective manufacturers keep exclusive rights to these maintenance services.

There is an additional agreement with a telephone assistance company to provide the first assistance to merchants looking for maintenance of their POS equipment owned by the

Company. This is not an exclusive service and can be contracted from other specialized companies. The contracting process follows the procedures of public biddings.

These agreements include descriptions and prices for the following services: (a) charges of laboratory and field applications; (b) telephone assistance for equipment maintenance and adjustments; (c) laboratory and field maintenance services; (d) assistance in fairs and events; (e) technical assistance services; and (f) structure to put the contingency plan into practice. Through these agreements, Redecard has guaranteed the proper operation of the terminals during their useful life.

The companies rendering these services are the manufacturers of POS equipment, such as Verifone, Ingenico, Lipman, Dionica, Hypercom. Cmagnani renders telephone assistance services for the first maintenance of the equipment. These agreements have a two-year term, which has enabled revisions and periodic prices decreases.

The agreements with the companies that manufacture POS equipment may be terminated upon a 60-day previous notice, while the agreement entered into with Cmagnani may be terminated upon a 90-day previous notice. No charge is provided for the premature termination of these agreements.

The termination of the agreements with the companies that manufacture the POS equipment may result in the suspension for an indeterminate period of the maintenance services for the equipment acquired from the respective manufacturing company, due to the fact that Redecard depends on the replacement of parts and devices which are exclusively supplied by these companies.

In 1H07, the amount paid by the Company for the aforementioned services was R$41.3 million.

Service Agreement with Orbitall

On June 30, 2006, Redecard and its related party Orbitall (controlled by Itaú, which is also Itaucard's controlling shareholder) entered into a service agreement, with retroactive effects to January 1, 2006, whereby Orbitall renders services of (i) data processing, (ii) availability and periodic maintenance of infrastructure for hardware and software equipment for Redecard's headquarter and branches, (iii) support, management, operation, data processing platform administration, among others.

The services contracted have levels and prices equivalent to the market's, and the last price review was carried out at the end of 2005, supported by a consulting company specialized in information technology. The agreement is valid up to December 31, 2008, and may be terminated after the twenty-fourth month from its beginning, free of charge, upon a 180-day prior notice between the parties.

In 1H07, the amount paid by the Company for the services rendered by Orbitall was R$24.2 million. As the services require a specialization and knowledge of the Company's business, if the Company changes the service rendering company, this will entail additional costs to Redecard. Up to this moment, there are no signs of changes in the supplier for the services included in this agreement.

Telephone Assistance Agreement with Atento

On February 15, 2007, the Company entered into a Private Instrument of Agreement of Electronic and Assisted Telephone Assistance and Other Covenants with Atento, whereby

Atento renders electronic and assisted telephone assistance services to the merchants affiliated by the Company, as well as telemarketing services in the affiliation of new merchants.

The call centers answer more than 2.2 thousand calls a month, which include authorizations for transactions carried out manually, receipt of requests for prepayment of receivables, rendering of technical support to POS equipment, among others.

The agreement may be terminated, by any party, starting from the nineteenth month as of its execution and only upon a 120-day prior notice. Up to the nineteenth month, the termination may occur mainly as a result of insolvency or bankruptcy of the parties or the Company's delinquency, or if Atento fails to comply with the service agreement.

In 1H07, the amount paid by the Company for the services rendered by Atento was R$19.7 million.

Administrative and Legal Proceedings

The Company is a party in some legal and administrative proceedings of civil, tax and labor nature, arising from the ordinary course of its business.

The Company's provisioning policy is to constitute provisions for 100.0% of the amounts involved for tax and labor contingencies. For civil contingencies, the provision is constituted based on the development of the proceedings and considering the opinion of the external legal counsel hired by the Company. The amounts provisioned for the civil proceedings are the ones referring to the proceedings deemed as involving a probable loss. The Company believes that no individual outstanding legal or administrative proceeding, if judged against the Company, could have a significant negative impact on the Company's financial situation or results of operations.

Tax proceedings

On June 30, 2007, the Company was party in approximately 12 legal proceedings and one administrative proceeding, discussing restated values of approximately R$137 million. On that date, the consolidated amount of the provisions to cover losses related to these proceedings was R$110.9 million ***(Note 13 Contingent Liabilities).***

Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Currently, the Company is discussing the tax assessment carried out by the Federal Revenue Service, referred to the IRPJ and CSLL credit requirements due to the non-acknowledgement, by the Federal Revenue Service, of the Company's deductibility of expenses resulting from frauds at the calculation of IRPJ and CSLL. The Ministry of Finance's Taxpayers Council cancelled the tax assessment, thus accepting the voluntary appeal filed by the Company. However, the Federal Revenue Service filed an appeal at the Appeal Chamber, which still awaits court decision. This discussion amounts to approximately R$26.0 million. According to the understanding of the Company's internal attorneys, the possibility of loss is remote, which led the Company to not constitute a provision for that amount.

Civil and regulatory proceedings

On June 30, 2007, the Company was connected to 795 civil proceedings. The Company's provisioned amount is R$6.6 million and corresponds to the proceedings in which the probability of loss is likely, according to estimates by the Company's internal and external attorneys.

Additionally, the Federal Public Attorney's Office instituted a preliminary injunction for the main claim of cartel formation against all the Acquirers, related to the Administration Fees and rental of POS equipment. However, up to the present date, the Company has not recorded a provision for this proceeding, as it understands that the possibility of success is remote, in view of recent decisions by the Administrative Council for Economic Defense (CADE), in two administrative proceedings filed against the Acquirers, in which the cartel formation was not acknowledged at the determination of the Administration Fee and rental of POS equipment charged from the authorized merchants.

Labor proceedings

On June 30, 2007, the Company was defendant in 132 labor proceedings, which amounted to R$8.2 million. The estimated total loss from these proceedings is R$8.2 million, for which a full provision was constituted, according to the assessment of the Company's internal attorneys based on calculations performed by an expert accountant hired by the Company.

17.01 – SPECIAL REVIEW REPORT

Special Review Report of the Independent Auditors

To the
Board of Directors and Shareholders of
Redecard S.A.
São Paulo - SP

1. We have conducted a special review of the Quarterly Information (ITR) of Redecard S.A. for the quarter ended on June 30, 2007, comprising the balance sheet, statement of income, performance report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2. Our review was conducted in compliance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Board (CFC), and comprised mainly: (a) inquiry and discussion with managers responsible for the Company's accounting, financial and operational areas, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of subsequent information and events, which have had or may have a material effect on the Company's financial conditions and operations.

3. Based on our special review, we are not aware of any material change that should be made to the aforementioned Quarterly Information for it to be in accordance with the accounting practices adopted in Brazil and the rules issued by the Securities and Exchange Commission of Brazil (CVM), specifically applicable to the preparation of the mandatory Quarterly Information.

August 9, 2007

KPMG Auditores Independentes
CRC (Regional Accounting Board) 2SP014428/O-6

Giuseppe Masi
Accountant CRC (Regional Accounting Board) 1SP176273/O-7

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

External Disclosure

June 30, 2007 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

TABLE OF CONTENTS

ANNEX A-4

REDECARD

Earnings Release 3Q07



Adjusted EBITDA consists of operating income plus the amounts of depreciation and amortization and the amount of net financial income, without considering, however, the exclusion of net financial revenue obtained from the prepayment of receivables to merchants, since the Company understands that this business is part of its operating activities. Adjusted EBITDA is not a measure in accordance with BR GAAP, does not represent cash flow for the periods presented, and should not be considered a substitute for net profit as an indicator of operating performance, or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA does not have a standardized meaning and the definition of EBITDA used herein may not be comparable to that used by other companies. Adjusted EBITDA Margin is Adjusted EBITDA divided by the Company's net operating revenue. Pro-forma Net Margin consists of pro-forma net profit divided by net operating revenue.

This release contains forward-looking statements subject to risks and uncertainties. Such forward-looking statements are based on the management's beliefs and assumptions and information currently available to the Company. Forward-looking statements include information on our intentions, beliefs or current expectations, as well as on those of the Company's Board of Directors and Officers.

The reservations as to forward-looking statements and information also include information on possible or presumed operating results, as well as any statements preceded, followed or including words such as "believe", "may", "will", "expect", "intend", "plan", "estimate" or similar expressions.

Forward-looking statements are not performance guarantees; they involve risks, uncertainties and assumptions because they refer to future events and, therefore, depend on circumstances that may or may not occur. Future results may differ materially from those expressed or suggested by forward-looking statements. Many of the factors that will determine these results and figures are beyond Redecard's capacity to control or predict.

REDECARD

EARNINGS RELEASE

Conference Call 3T07
October 31, 2007

Portuguese
10h00 (BRT) | 8:00 am (US EST)
Tel: + 55 (11) 2101-4848
Code: Redecard

English
12h00 (BRT) | 10:00 am (US EST)
Tel: +1 (973) 935-8893
Code: 9207603

Investor Relations

Tel: +55 (11) 2121-0952
ri@redecard.com.br

Investor Relations Website:
redecard.com.br/ir

RDCD3 NOVO MERCADO BOVESPA BRASIL

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REDECARD ANNOUNCES GROWTH OF 30.3% IN RECURRING NET INCOME IN THE THIRD QUARTER OF 2007 VERSUS 2006

São Paulo, October 29, 2007 – Redecard (Bovespa RDCD3), an acquirer of MasterCard and Diners Club International cards in Brazil and one of the leading companies in the payment card industry in the Brazilian market, announces today its results for the third quarter of 2007 (3Q07). In addition to acquiring merchants for the capturing, transmission, processing and financial settlement of transactions with credit and debit cards, the Company also offers other products and services to its clients, such as the rental of equipment for the electronic capture of transactions (POS), the prepayment to merchants of receivables for credit card sales, the check verification services through the POS equipment, and the capture and transmission services for transactions carried out with voucher and private-label cards. The Company's audited financial statements are prepared in accordance with the accounting practices adopted in Brazil, based on Brazilian Corporate Law, the regulations of the Brazilian Securities and Exchange Commission (CVM), and the accounting standards and rules established by the Brazilian Institute of Independent Auditors - IBRACON ("BR GAAP").

HIGHLIGHTS IN 3Q07 VERSUS 3Q06

✓ **Growth of 30.3% in Recurring Net Income.** Recurring Net Income in the quarter was R$ 191.3 million, an increase of 30.3% versus R$ 146.8 million in the 3Q06.

✓ **Increase of 24.7% in Adjusted EBITDA.** Adjusted EBITDA in the quarter was R$ 321.8 million, 24.7% higher than the R$ 258.0 million in the 3Q06. Adjusted EBITDA margin in the quarter was 62.8%, compared to 59.0% in the 3Q06.

✓ **Growth of 17.1% in net operating revenue.** Net operating revenue in the period was R$ 512.2 million, 17.1% higher than the R$ 437.2 million verified in the 3Q06.

✓ **Expansion of 9.9% in number of affiliated merchants.** At the end of September 2007, the number of affiliated merchants reached 1,098,130, 9.9% higher than September 2006, while the base of active merchants grew 15.3% in the same period.

✓ **Increase of 18.3% in the POS equipment base.** At end of September, the number of POS electronic equipment base achieved 731,600, 18.3% higher than September 2006.

KEY FINANCIAL AND OPERATIONAL INDICATORS

The table below presents the key financial and operational indicators for the periods shown.

Key Indicators

R$ million, except where indicated	3Q07	2Q07	3Q06	2007 Jan-Sep	2006 Jan-Sep
Net Operating Revenue	512.2	487.1	437.2	1.470.6	1.247.4
Adjusted EBITDA	321.8	302.9	258.0	930.6	725.3
Adjusted EBITDA Margin	62.8%	62.2%	59.0%	63.3%	58.1%
Operating Income	288.4	269.1	222.6	828.7	601.3
Recurring Net Income	191.3	178.2	146.8	545.0	397.4
Margin	37.3%	36.6%	33.6%	37.1%	31.9%
Credit Cards:					
Value of Transactions	17,036	16,277	14,380	48,154	40,380
Number of Transactions (million)	195.9	190.1	172.0	560.2	490.7
Debit Cards:					
Value of Transactions	8,282	7,625	6,261	23,254	17,717
Number of Transactions (million)	176.5	163.3	138.1	496.7	392.7
Affiliated Merchants	1,098,130	1,064,954	999,656	1,098,130	999,656
Electronic Capture of Transactions	99.9%	99.9%	99.8%	99.9%	99.5%

NOTE: In order to make the Income Statements comparable, we have made "Pro Forma" and Non-Recurring adjustments detailed in this report.

MANAGEMENT DISCUSSION AND ANALYSIS

Achieving a record of transaction value, Redecard captured, processed and settled R$ 25.3 billion in credit and debit card transactions in 3Q07, up 22.8% from the same quarter last year. As a result the September year-to-date figure shows an amount of R$ 71.4 billion, or about 23.0% higher than the same period last year.

Value - Credit and Debit (R$ billion)


23.8%
22.8%
22.2
23.9
25.3
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

Continuing to expand its merchant network, the Company reached 1,098,130 affiliated merchants in September 2007, which represents a growth of 9.9% compared to September 2006, while the active merchants network increased 15.3% in the same period. Besides, the total number of POS deployed reached 731,600 equipments, representing a growth of 18.3% when compared to September 2006. The number of POS wireless increased from 27,900 in September 2006 to 45,900 in 2007, a growth of 64.5%.

POS base network (# thousand)


18.3%
680
692
732
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

The CAPEX of POS equipment was R$ 76,3 million between January and September 2007, to purchase 169,000 equipments, from which 90,500 POS were used to replace older equipments in order to keep the POS network updated. It increases the security in transaction capture and allows costs reductions in equipments maintenance.

Committed to continually improve security in capturing and processing transactions, Redecard had 94.8% of its POS equipment compatible with smart card technology (chip cards) in September 2007, up from 90.9% in June. Besides, for magnetic strip cards, the data encryption capture program achieved 90.1% of the total transactions captured through POS, up from 83.7% in June.

Besides efforts on optimizing the transaction capture platform, the Company also focused on creating new technological solution and launching new products. Foneshop, announced in the second quarter, is in operation as transaction capture terminal in the door-to-door sale segment. A Brazilian major payment card issuer will start to offer Foneshop to cardholders, as an alternative to plastic cards, by the end of this year.

New products were launched in the 3Q07, as follows:

Recarga Celular **Prepaid mobile phone recharging**

This service is available at POS equipment installed in small and medium -sized affiliated merchants in the city of São Paulo, and allows users to purchase credits for their prepaid mobile phones, firstly for the greatest mobile telecom company in Brazil, using the MasterCard Maestro and Redeshop debit cards. Agreements with two other mobile phone companies are in the final stage of negotiations. The mobile phone company pays both Redecard and the affiliated merchant with a percentage of the amount credited. The revenue is not significant for Redecard, however, it does maximize the use of the POS equipment, offers convenience to cardholders, attracts more customers to the stores and provides an additional revenue to the merchant.

Compre & Saque **Compre & Saque (Purchase & Cash)**

Allows MasterCard Maestro and Redeshop debit cardholders to withdraw cash (limited to R$ 100.00) when they purchase at affiliated merchants. There is no cost or revenue for any of the participants (Redecard, issuing bank, merchant or cardholder). The objectives of this product are: (i) provide greater security to cardholders comparing to street-side ATMs; (ii) attract more customers to the store; (iii) stimulate the usage of debit cards at the affiliated merchants. Currently, the Compre & Saque (Purchase & Cash) product is available at a drugstore chain in the São Paulo city as a pilot project, which will roll out by yearend, including five large supermarket chains and restaurants in Brazilian Southeast region.

Parcele+ por MasterCard **Parcele+ (Installment+) by MasterCard**

Innovative solution that brings finance alternative using MasterCard Maestro debit cards or Parcele+ cards in segments where consumer-finance companies have a strong presence, such as: homing, gardening, home building materials, furniture, auto parts, electronics, computer equipment, etc. Through Parcele+, cardholders can pay for their purchases in installments, up to 36 months. It is up to the merchant and the cardholders the negotiation of interest rate and term.

The merchant advantages are: (a) low operating costs through the usage of POS equipment already installed and cardholder pre-approved credit line, instead of handling of post-dated checks or financing applications forms, for instance; (b) increase in sales through additional finance instrument with greater terms; (c) next day settlement of the total sales amount, regardless the number of monthly installments; (d) provides an alternative to interest-free installment program mainly to merchants with limited cash flow. Besides the convenience, the cardholder takes the advantage of being able to purchase with longer finance terms.

Redecard's revenue consists of the merchant discount rate, net of Interchange fee, and a fee collected from the issuer. A pilot project has been implemented in the cities of Campinas and Curitiba, starting with five hundred affiliated merchants, increasing up to 2,000 merchants by February 2008. Itaú bank is issuing up to 250,000 Parcele+ cards and is also responsible for the advertising in the local media. The pilot project will be evaluated by 2Q08.

STATEMENT OF RECURRING INCOME – 3Q06

To make the third quarter 2006 results comparable to third quarter 2007, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

"Pro Forma": adjustments related to the termination of the Redecard Consortium.

Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

STATEMENT OF RECURRING INCOME - 3Q06 (R$ th)

	Accounting 3Q06	Pro forma Adjustments	Recurring Result
Credit	219,872		219,872
Debit	49,645		49,645
Equipment rental	103,893		103,893
Other	18,034		18,034
Operational Revenue	**391,444**		**391,444**
ISS	(14,545)		(14,545)
PIS	(2,745)	(2,124)	(4,868)
Cofins	(16,097)	(6,326)	(22,424)
Taxes	**(33,387)**	**(8,450)**	**(41,837)**
Net Financial Revenue	87,609		87,609
Net Operational Revenue	**445,666**	**(8,450)**	**437,216**
Cost of Services Rendered	(113,081)		(113,081)
Depreciation of Capture Equipment	(28,765)		(28,765)
Total Cost of Services Rendered	**(141,846)**		**(141,846)**
Personnel	(29,845)		(29,845)
Administrative	(22,269)		(22,269)
Marketing	(7,062)		(7,062)
Provision for Profit Sharing	(9,083)		(9,083)
Depreciation and Amortizatoin	(2,724)		(2,724)
Other Operating Expenses and Revenue	(1,826)		(1,826)
Operating Expenses	**(72,809)**		**(72,809)**
Operating Income	**231,011**	**(8,450)**	**222,561**
Income Tax	(23,771)	(31,898)	(55,669)
CSLL	(8,810)	(11,237)	(20,047)
Income Tax and CSLL	**(32,581)**	**(43,135)**	**(75,716)**
Net Income	**198,430**	**(51,585)**	**146,845**

STATEMENT OF RECURRING INCOME – 3Q07

To make the third quarter 2006 results comparable to third quarter 2007, Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

Non-Recurring: represents extraordinary (one timer) revenue and expenses in the third quarter of 2007.

The third quarter result presented a relevant and non-recurring effect regarding the IPO expenses of R$ 17.6 million that were cash discounted from the gross amount of the Primary Offering, and it included commissions (Management, Underwriting and Placement) and CBLC fees.

STATEMENT OF RECCURING INCOME - 3Q07 (R$ th)

	Accounting 3Q07	Pro forma Adjustments	Recurring Result
Credit	259,559		259,559
Debit	64,550		64,550
Equipment rental	124,209		124,209
Other	21,720		21,720
Operational Revenue	**470,038**		**470,038**
ISS	(16,626)		(16,626)
PIS	(6,083)		(6,083)
Cofins	(28,020)		(28,020)
Taxes	**(50,729)**		**(50,729)**
Net Financial Revenue	75,291	17,552	92,843
Net Operational Revenue	**494,600**	**17,552**	**512,152**
Cost of Services Rendered	(114,938)		(114,938)
Depreciation of Capture Equipment	(26,767)		(26,767)
Total Cost of Services Rendered	**(141,705)**		**(141,705)**
Personnel	(31,060)		(31,060)
Administrative	(26,295)		(26,295)
Marketing	(13,208)		(13,208)
Provision for Profit Sharing	(6,738)		(6,738)
Depreciation and Amortizatoin	(1,916)		(1,916)
Other Operating Expenses and Revenue	(2,876)		(2,876)
Operating Expenses	**(82,093)**		**(82,093)**
Operating Income	**270,802**	**17,552**	**288,354**
Income Tax	(66,677)	(4,388)	(71,065)
CSLL	(24,443)	(1,580)	(26,023)
Income Tax and CSLL	**(91,120)**	**(5,968)**	**(97,088)**
Net Income	**179,682**	**11,584**	**191,266**

COMPARISON OF RESULTS (3Q07 vs. 3Q06)

NOTE: From this point forward, all analysis and comments regarding the results are based on Recurring Income Statements, as shown below.

COMPARISON OF RESULTS - 3Q07 vs. 3Q06 (R$ th)

			Variance Favorable / (Unfavorable)	
	3Q07	3Q06	$	%
Credit	259,559	219,872	39,687	18.0
Debit	64,550	49,645	14,905	30.0
Equipment rental	124,209	103,893	20,317	19.6
Other	21,720	18,034	3,686	20.4
Operational Revenue	**470,038**	**391,444**	**78,594**	**20.1**
Taxes	**(50,729)**	**(41,837)**	**(8,892)**	**(21.3)**
Net Financial Revenue	92,843	87,609	5,234	6.0
Net Operational Revenue	**512,152**	**437,216**	**74,935**	**17.1**
Cost of Services Rendered	(114,938)	(113,081)	(1,857)	(1.6)
Depreciation of Capture Equipment	(26,767)	(28,765)	1,998	6.9
Total Cost of Services Rendered	**(141,705)**	**(141,846)**	**141**	**0.1**
Personnel	(31,060)	(29,845)	(1,214)	(4.1)
Administrative	(26,295)	(22,269)	(4,026)	(18.1)
Marketing	(13,208)	(7,062)	(6,147)	(87.0)
Provision for Profit Sharing	(6,738)	(9,083)	2,345	25.8
Depreciation and Amortizatoin	(1,916)	(2,724)	808	29.7
Other Operating Expenses and Revenue	(2,876)	(1,826)	(1,050)	(57.5)
Operating Expenses	**(82,093)**	**(72,809)**	**(9,284)**	**(12.8)**
Operating Income	**288,354**	**222,561**	**65,792**	**29.6**
Income Tax / CSLL	(97,088)	(75,716)	(21,372)	(28.2)
Recurring Net Income	**191,266**	**146,845**	**44,421**	**30.3**

ANALYSIS OF THE RESULTS OF OPERATIONS – 3Q07

NET OPERATING REVENUE

Net operating revenue increased R$ 74.9 million, or 17.1%, to R$ 512.2 million in the third quarter of 2007, compared to R$ 437.2 million in the same period of 2006. The higher revenue was due to the factors described below.

Operating Revenue

i) Revenue from credit card transactions: Increase of R$ 39.7 million, or 18.0%, due to: (a) the increase of R$ 41.1 million as a result of the growth of 18.5% in transaction value and; (b) the reduction of R$ 1.4 million related to a slight negative variance of net average administration fee. The transaction value year to date reached R$ 48.1 billion, which represents a growth of 19.2%, compared to the same period of 2006.

Revenue from credit card transactions (R$ million)


20.4%
18.0%
224
248
260
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

ii) Revenue from debit card transactions: increase of R$ 14.9 million, or 30.0%, due to: (a) the increase of R$ 15.1 million as a result of the growth of 32.3% in transaction value, and (b) the reduction of R$ 0.2 million related to a slight negative variance in the net average administration fee. The transaction value year to date reached R$ 23.2 billion, which represents a growth of 31.2%, compared to the same period of 2006.

Revenue from debit card transactions (R$ million)


31.1%
30.0%
57
59
65
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

iii) Rental of electronic POS equipment: increase of R$ 20.3 million, or 19.6%, due to (a) the increase of R$ 17.5 million due to the growth of 18.3% in the number of POS electronic equipment base, which achieved 731,600 equipments on September 30, 2007, and (b) the increase of R$ 2.8 million due to the growth of 2.3% in the average rental price, related to the higher share of wireless POS equipment in the base.

Rental of electronic POS equipment (R$ million)



21.4%
19.6%
115
119
124
1T06
2T06
3T06
4T06
1T07
2T07
3T07

iv) Other revenue: increase of R$ 3.7 million, or 20.4%, when compared to the same quarter of 2006. These revenue items include: (a) revenue from check verification, (b) capture and transmission services for transactions carried out with voucher, (c) capture and transmission services for transactions carried out with private-label cards; among other revenue items.

Taxes

The taxes applicable on operating revenue increased R$ 8.9 million, or 21.3%, to R$ 50.7 million in third quarter of 2007, compared to R$ 41.8 million in the same period of 2006. This growth is a consequence of the increase of 20.1% in the operating revenues of the company.

Net Financial Income

Net financial income includes: (i) prepayment net revenue; (ii) monetary variance; and (iii) exchange rate variance.

Net financial income increased R$ 5.2 million, or 6.0%, to R$ 92.8 million in the three-month period ended on September 30, 2007, compared to R$ 87.6 million in the same period of 2006, mainly due to prepayment net revenue growth, as explained below:

The volume of prepayment of receivables decreased 6.4% between 3Q06 and 3Q07, confirming the declining trend, according to Redecard's strategy of stimulate de issuance of cards, trough the locking-in bank domicile service to all MasterCard eligible issuers (as described in the Final Offering Memorandum).

Pre-payment volume (R$ billion)


-6.4%
3.8
3.3
3.2
25.9%
20.5%
18.7%
1T06
2T06
3T06
4T06
1T07
2T07
3T07
% of Prepayment over Credit Card Transaction Value

However, this effect have been compensated by prepayment average term increase of 5,6 days when compared to 3Q06, reaching 55,5 days, mainly due to the increase of prepayment operations related to credit card transactions with interest-free installment program.

Prepayment average term (days)


+5.6 days
56.1
58.4
55.5
1T06
2T06
3T06
4T06
1T07
2T07
3T07

TOTAL COST OF SERVICES RENDERED

Cost of Services Rendered

The main items of the cost of services rendered includes: (i) fees paid to the brands; (ii) expenses on the telecommunications network and with telephone operating companies; (iii) data-processing expenses; (iv) expenses providing telephone assistance to merchants; (v) POS electronic equipment maintenance expenses; (vi) expenses on materials used by merchants to capture transactions; and (vii) merchants affiliations through bank branches and independent service providers (ISO).

The cost of services rendered increased R$ 1.8 million, or 1.6%, to R$ 114.9 million in the three-month period ended on September 30, 2007, compared to R$ 113.1 million in the same period of 2006, due to the following items:

i) increase of R$ 4.0 million, or 16.2%, in the fees paid to the MasterCard brand, mainly due to the growth of 18.5% in credit card values of transaction and the increase of 27.8% in the number of debit card transactions.

ii) decrease of R$ 4.4 million, or 10.8%, in POS equipment maintenance costs, due to (a) the replacement of 90,500 old equipments in 2007 for new equipments that require lower levels of maintenance, (b) the improvement of POS equipment maintenance processes, substituting technical visits to merchants for specialized telephone service and (c) decrease in expenses of software update of POS equipment due to growing usage of remote process (by phone), what reduces technical visits to the merchants. If these improvements in the equipment maintenance process did not occurred, these expenses would have grown in accordance with growth of the POS equipment base, which increased 18,3% in the period;

iii) increase of R$ 1.3 million, or 6.1%, in the capturing and processing of transactions expenses, while total transactions increased 18.1% between the periods. This variance includes not only economies of scale, but also improvement in telecom unit prices.

iv) increase of R$ 0.9 million, or 15.6%, in call center expenses. Although some processes improvement from July to August, 2007, the number of calls from cell phones increased strongly, resulting in a higher level of telecom expenses. However, on September, the number of these calls fell down to prior levels.

Depreciation of Capture Equipment

The expenses with depreciation of capture equipment include the POS equipment depreciation, as well as the capture network infrastructure. These expenses declined by R$ 2.0 million, or 6.9%, to R$ 26.8 million in the 3Q07, compared to R$ 28.8 million in the same period of 2006. The POS equipment is depreciated within a three years period and represents the bulk of this expense. As a result, even though the installed POS base has expanded by 18.3% between September 2006 and September 2007, part of the expenses with depreciation in the 3Q07 includes equipment purchased in 2004, which today is fully depreciated, while the third quarter of 2007 includes equipment purchased more recently. The decline in equipment prices in the period between 2004 and 2007, of approximately 50.0%, more than offset the expansion in the base of equipment to be depreciated.

OPERATING EXPENSES

Personnel

Personnel expenses increased R$ 1.2 million, or 4.1%, to R$ 31.1 million in the 3Q07, compared to R$ 29.8 million in the same period of 2006, mainly due wage increase of 4.2% in August 2007.

Administrative

The main administrative expenses include: (i) premises, which includes property rental and maintenance; (ii) maintenance of administrative systems; (iii) advisors services, such as external auditors and lawyers; (iv) travel and transportation; (v) office supply and document printing and processing; (vi) corporate telecommunications; and (vii) provision for civil suits.

Administrative expenses increased R$ 4.0 million, or 18.1%, to R$ 26.3 million in the 3Q07, compared to R$ 22.3 million in the same period of 2006, mainly due to the following reasons: (i) increase of R$ 2.5 million in administrative systems expenses (systems customization and ERP system improvements); and (ii) increase of R$ 0.6 million, basically due to independent auditing services in order to evaluate key suppliers risks and standard controls.

Marketing

Marketing expenses increased by R$ 6.1 million, or 87.0%, to R$ 13.2 million in the 3Q07, compared to R$ 7.1 million in the same period of 2006. In prior years, marketing expenses have been concentrated in the fourth quarter, however, Redecard took advantage of some MasterCard campaigns and anticipated a series of promotional actions, many of which in partnership with the brand, issuers and merchants, with the objective of promoting the activation and acceptance of payment cards. The anticipation of the investments in marketing does not change expectations regarding total expenditure in the year, that should reach the amount equivalent of 4% of the net revenue from credit and debit card transactions.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenue.

Other operating expenses grew R$ 1.1 million, or 57.5%, to R$ 2.9 million, in the 3Q07, compared to R$ 1.8 million in the same period of 2006. This growth was mainly due to the increase of operating losses provision, what results from variances in other account receivables.

RECURRING NET INCOME

Recurring Net Income increased by R$ 44.4 million, or 30.3%, to R$ 191.3 million in the 3Q07, compared to R$ 146.8 million in the same period of 2006. In summary of what was analyzed before, note that Net Operating Revenue grew by 17.1%, while the Total Cost of Services Rendered decreased by 0.1% and Operating Expenses increased by 12.8%. As a result, Net Margin in the third quarter of 2007 reached 37.3%, representing an increase of 370 basis points when compared to the same period of 2006.

ADJUSTED EBITDA

Redecard Adjusted EBITDA consists of the operating income plus depreciation and amortization and adjusted by net financial results, which, however, includes financial income related to prepayment of receivables to merchants, which is considered as part of Redecard's operating activities and thus it is added back to the Adjusted EBTIDA.

Adjusted EBITDA (R$ million)	**3Q07**	**3Q06**	**Variance (3Q06 x 3Q07)**
Operating Income	288.4	222.6	+29.6%
(+) Depreciation and amortization	28.7	31.5	-8.9%
(-) Total financial revenue	(126.6)	(136.0)	+6.9%
(+) Total financial expenses	33.7	48.4	-30.4%
(+) Net financial income related to prepayment of receivables	97.6	91.6	6.6%
Adjusted EBITDA	321.8	258.0	24.7%

The Company's Adjusted EBITDA in the third quarter of 2007 increased 24.7% to R$ 321.8 million, compared to R$ 258.0 million in the same quarter of 2006. Adjusted EBITDA Margin was 62.8%, an increase of 380 basis points compared to the same period of 2006.

STATEMENTS OF RECURRING INCOME – 3Q06 (ACCUMULATED)

To make the third quarter of 2007 accumulated results comparable to the same period of 2006, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

"Pro Forma": adjustments related to the termination of the Redecard Consortium.
Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

Non-Recurring: represents extraordinary (one timer) revenue and expenses in the period between January and September of 2006.
The result for the third quarter of 2006 accumulated contains two significant and non-recurring figures: i) revenue from the sale of MasterCard's shares in June 2006, for R$ 28.3 million, and ii) the reversal of part of the provisions for tax contingencies in the amount of R$ 44.7 million, both before Income Tax and CSLL.

STATEMENTS OF RECURRING INCOME – 3Q06 (R$ th - ACCUMULATED)

	Accounting Jan - Sep/06	Pro forma Adjustments	Pro forma	Non recurring Adjustments	Recurring Jan - Sep/06
Credit	633,059		633,059		633,059
Debit	139,183		139,183		139,183
Equipment rental	296,008		296,008		296,008
Other	50,910		50,910		50,910
Operational Revenue	**1,119,160**		**1,119,160**		**1,119,160**
ISS	(41,590)		(41,590)		(41,590)
PIS	(9,006)	(5,123)	(14,129)		(14,129)
Cofins	(49,598)	(15,481)	(65,080)		(65,080)
Taxes	**(100,194)**	**(20,604)**	**(120,798)**		**(120,798)**
Net Financial Revenue	263,224		263,224	(14,179)	249,045
Net Operational Revenue	**1,282,189**	**(20,604)**	**1,261,585**	**(14,179)**	**1,247,408**
Cost of Services Rendered	(335,570)		(335,570)		(335,570)
Depreciation of Capture Equipment	(95,382)		(95,382)		(95,382)
Total Cost of Services Rendered	**(430,952)**		**(430,952)**		**(430,952)**
Personnel	(85,241)		(85,241)		(85,241)
Administrative	(74,359)		(74,359)		(74,359)
Marketing	(21,195)		(21,195)		(21,195)
Provision for Profit Sharing	(21,267)		(21,267)		(21,267)
Depreciation and Amortizatoin	(6,634)		(6,634)		(6,634)
Other Operating Expenses and Revenue	52,080		52,080	(58,571)	(6,491)
Operating Expenses	**(156,616)**		**(156,616)**	**(58,571)**	**(215,187)**
Operating Income	**694,622**	**(20,604)**	**674,018**	**(72,750)**	**601,268**
Income Tax	(83,062)	(84,885)	(167,947)	18,397	(149,550)
CSLL	(30,005)	(30,884)	(60,889)	6,548	(54,341)
Income Tax and CSLL	**(113,067)**	**(116,769)**	**(228,836)**	**24,945**	**(203,891)**
Net Income	**581,555**	**(136,373)**	**445,182**	**(47,805)**	**397,377**

STATEMENTS OF RECURRING INCOME – 3Q07 (ACCUMULATED)

To make the third quarter of 2007 accumulated results comparable to the same period of 2006, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

"Pro Forma": adjustments related to the termination of the Redecard Consortium.

Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

Non-Recurring: represents extraordinary (one timer) revenue and expenses in the period between January and September of 2007.

The September 2007 year-to-date result contains two significant and non-recurring figures: i) reversal of part of the provisions for excise tax (PIS and COFINS) contingencies in the amount of R$ 48.0 million; ii) reversal of part of the provisions for income tax contingencies in the amount R$ 26.5 million, which includes R$ 11.8 million directly impacting the income tax line; iii) in 3Q07, there is the IPO expenses of R$ 17.5 million were cash discounted from the gross amount of the Primary Offering, and it included commissions (Management, Underwriting and Placement) and CBLC fees.

STATEMENTS OF RECURRING INCOME – 3Q07 (R$ th - ACCUMULATED)

	Accounting Jan - Sep/07	Pro forma Adjustments	Pro forma	Non recurring Adjustments	Recurring Jan - Sep/07
Credit	731,277		731,277		731,277
Debit	181,188		181,188		181,188
Equipment rental	358,381		358,381		358,381
Other	64,409		64,409		64,409
Operational Revenue	**1,335,255**		**1,335,255**		**1,335,255**
ISS	(48,363)		(48,363)		(48,363)
PIS	(14,646)	(2,737)	(17,383)		(17,383)
Cofins	(71,471)	(8,596)	(80,068)		(80,068)
Taxes	**(134,481)**	**(11,333)**	**(145,814)**		**(145,814)**
Net Financial Revenue	326,277		326,277	(45,153)	281,124
Net Operational Revenue	**1,527,051**	**(11,333)**	**1,515,719**	**(45,153)**	**1,470,565**
Cost of Services Rendered	(331,582)		(331,582)		(331,582)
Depreciation of Capture Equipment	(78,601)		(78,601)		(78,601)
Total Cost of Services Rendered	**(410,183)**		**(410,183)**		**(410,183)**
Personnel	(89,427)		(89,427)		(89,427)
Administrative	(80,667)		(80,667)		(80,667)
Marketing	(31,577)		(31,577)		(31,577)
Provision for Profit Sharing	(19,013)		(19,013)		(19,013)
Depreciation and Amortization	(6,260)		(6,260)		(6,260)
Other Operating Expenses and Revenue	(4,771)		(4,771)		(4,771)
Operating Expenses	**(231,716)**		**(231,716)**		**(231,716)**
Operating Income	**885,153**	**(11,333)**	**873,820**	**(45,153)**	**828,667**
Income Tax	(159,853)	(60,278)	(220,131)	11,288	(208,844)
CSLL	(62,411)	(16,455)	(78,866)	4,064	(74,802)
Income Tax and CSLL	**(222,264)**	**(76,733)**	**(298,997)**	**15,352**	**(283,645)**
Net Income	**662,888**	**(88,066)**	**574,822**	**(29,801)**	**545,021**

COMPARISON OF RESULTS – 3Q07 vs. 3Q06 (ACCUMULATED)

COMPARISON OF RESULTS - 3Q07 vs. 3Q06 (R$th - ACCUMULATED)

	Jan-Sep/07	Jan-Sep/06	Variance Favorable / (Unfavorable) $	%
Credit	731,277	633,059	98,217	15.5
Debit	181,188	139,183	42,005	30.2
Equipment rental	358,381	296,008	62,373	21.1
Other	64,409	50,910	13,499	26.5
Operational Revenue	**1,335,255**	**1,119,160**	216,095	**19.3**
ISS	(48,363)	(41,590)	(6,773)	16.3
PIS	(17,383)	(14,129)	(3,254)	23.0
Cofins	(80,068)	(65,080)	(14,988)	23.0
Taxes	**(145,814)**	**(120,798)**	**(25,015)**	**20.7**
Net Financial Revenue	281,124	249,045	32,080	12.9
Net Operational Revenue	**1,470,566**	**1,247,406**	**223,159**	**17.9**
Cost of Services Rendered	(331,582)	(335,570)	3,988	(1.2)
Depreciation of Capture Equipment	(78,601)	(95,382)	16,781	(17.6)
Total Cost of Services Rendered	**(410,183)**	**(430,952)**	**20,769**	**(4.8)**
Personnel	(89,427)	(85,241)	(4,186)	4.9
Administrative	(80,667)	(74,359)	(6,308)	8.5
Marketing	(31,577)	(21,195)	(10,382)	49.0
Provision for Profit Sharing	(19,013)	(21,267)	2,253	(10.6)
Depreciation and Amortizatoin	(6,260)	(6,634)	374	(5.6)
Other Operating Expenses and Revenue	(4,771)	(6,491)	1,719	(26.5)
Operating Expenses	**(231,716)**	**(215,187)**	**(16,529)**	**7.7**
Operating Income	**828,667**	**601,268**	**227,399**	**37.8**
Income Tax	(208,844)	(149,550)	(59,293)	39.6
CSLL	(74,802)	(54,341)	(20,461)	37.7
Income Tax and CSLL	**(283,645)**	**(203,891)**	**(79,755)**	**39.1**
Net Income	**545,021**	**397,377**	**147,645**	**37.2**

ADJUSTED EBITDA JAN-SEP/2007

Redecard Adjusted EBITDA consists of the operating income plus depreciation and amortization and adjusted by net financial results, which, however, includes financial income related to prepayment of receivables to merchants, which is considered as part of Redecard's operating activities and thus it is added back to the Adjusted EBTIDA.

Adjusted EBITDA (R$ million)	Jan-Sep/2007	Jan-Sep/2006	Variance (2007 x 2006)
Operating Income	828.7	601.3	+37.8%
(+) Depreciation and amortization	84.9	102.0	-16.8%
(-) Receitas financeiras totais	(408.1)	(413.5)	+1.3%
(+) Total financial expenses	127.0	164.5	-22.8%
(+) Net financial income related to prepayment of receivables	298.2	271.0	+10.0%
Adjusted EBITDA	930.6	725.3	+28.3%

The Company's Adjusted EBITDA in the third quarter of 2007 accumulated increased 28.3% to R$ 930.6 million, compared to R$ 725.3 million in the same period of 2006. Adjusted EBITDA Margin was 63.3%, an increase of 520 basis points compared to the same period of last year.

BALANCE SHEET

BALANCE SHEET (R$ th)
September 30th, 2007

ASSETS	2007 Sep 30th	2006 Sep 30th	Variance	%
Current Assets	10,148,941	7,666,803	2,482,138	32.4%
Cash and banks	14,154	7,903	6,251	79.1%
Issuers account receivables	10,033,635	7,557,164	2,476,471	32.8%
Other account receivables	47,377	38,582	8,795	22.8%
Advances to third party and employees	3,869	3,709	160	4.3%
Deferred income tax and CSLL	47,225	59,445	(12,220)	-20.6%
Advanced expenses	2,681	-	2,681	
Non-Current Assets	224,354	232,123	(7,769)	-3.3%
Long-Term Assets	44,914	53,221	(8,307)	-15.6%
Deferred income tax and CSLL	31,237	39,588	(8,351)	-21.1%
Legal deposits	13,677	13,633	44	0.3%
Permanent Assets	179,440	178,902	538	0.3%
Property, plant and equipment	763,456	656,620	106,836	16.3%
Acumulated depreciation	(584,016)	(477,718)	(106,298)	22.3%
	10,373,295	7,898,926	2,474,369	31.3%

LIABILITIES	2007 Sep 30th	2006 Sep 30th	Variance	%
Current Liabilities				
Account payables to merchants	9,730,543	7,657,189	2,073,354	27.1%
Suppliers	8,985,790	6,902,848	2,082,942	30.2%
Labor liability	22,168	14,714	7,454	50.7%
Tax liability	42,011	37,377	4,634	12.4%
Borrowings	46,654	18,348	28,306	154.3%
Dividend payables	358,512	353,896	4,616	1.3%
Consortium result payable	156,357	63,753	92,604	145.3%
Other liabilities	-	150,644	(150,644)	-100.0%
Non-Current Liabilities	119,051	115,609	3,442	3.0%
	642,762	241,737	401,015	165.9%
Long-Term Liabilities				
Provision for contingency liabilities	135,156	177,476	(42,320)	-23.8%
	135,156	177,476	(42,320)	-23.8%
Shareholders' Equity	507,596	64,261	443,335	689.9%
Shareholders' equity	473,551	53,551	420,000	784.3%
Legal reserves	34,045	10,710	23,335	217.9%
Retained earnings	443,384	-	443,384	
Dividends distributed	(443,384)	-	(443,384)	
	10,373,295	7,898,926	2,474,369	31.3%

SHAREHOLDERS E STOCK MARKET INDICATORS

SHAREHOLDERS


CONTROLLING SHAREHOLDERS
CITIBANK
23.95%
ITAUCARD
23.21%
UNIBANCO
23.21%
OUTROS
(free float)
29.62%
REDECARD

* UNIBANCO: Dibens Leasing, Unibanco Participações and Unibanco

STOCK MARKET INDICATORS

As of September 30, 2007, Redecard ordinary shares traded at R$ 34.20, indicating a *Market Value* of R$ 23.0 billion. The daily average volume was R$ 75.4 million in the 3Q07, excluding the first trading section (07/13/2007). The chart below shows the main stock market indicators.

In R$, except where indicated	3Q07
Closing price	34.20
Maximum	34.60
Average	31.12
Minimum	27.00
Daily average volume (R$ million)	75.4
Number of shares (thousand)	672,970.7
Recurring Net Income per share	0.2842
Net Income per share	0.2670
Book Value per share	0.7543
Market Value (R$ billion)	23.0

Closing price - RDCD3 (R$) and IBOVESPA (points) from July to September 2007


35.00
34.00
33.00
32.00
31.00
30.00
29.00
28.00
62,000
60,500
59,000
57,500
56,000
54,500
53,000
51,500
50,000
48,500
47,000
RDCD3
IBOVESPA
RDCD
IBOVESPA
16 Jul
23 Jul
30 Jul
06 Aug
13 Aug
20 Aug
27 Aug
03 Sep
11 Sep
18 Sep
25 Sep

Daily trading volume – RDCD3 (R$ million)


300.0
270.0
240.0
210.0
180.0
150.0
120.0
90.0
60.0
30.0
16 Jul
23 Jul
30 Jul
06 Aug
13 Aug
20 Aug
27 Aug
03 Sep
11 Sep
18 Sep
25 Sep

GLOSSARY

Acquirer: company that holds the license to use the trademarks of the Brands and which is responsible for the affiliation of Merchants, and the capturing, transmission, processing and financial settlement of Transactions.

Brand: company, generally international, that holds the property and franchise rights of its trademarks and logos for use by the Acquirers and Issuers, through specification of general rules for the organization and operation of the credit card and debit card system and other payment means.

Cardholders: individuals or agents of legal entities that hold the cards and use the products, goods and services granted by the Issuers.

Interchange Fee: part of the Administration Fee that is charged to Merchants by the Acquirers and passed on to the Issuers of the credit cards or debit cards as part of their remuneration for the approval of Transactions conducted with cards they have issued.

MDR – Merchant Discount Rate: administration fee charged to merchants

Merchants: suppliers of the goods and/or services to Cardholders, which are affiliated by the Acquirers.

Net administration fee: administration fee charged to merchants, net of the interchange fee paid to issuers.

Transaction: all and any acquisition of goods and services, fund transfer and cash withdrawal effected by Cardholders in affiliated Merchants in the Country.

ANNEX A-5

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04
4 - NIRE (Corporate Registry ID)		
4001		

01.02 - HEADQUARTERS

1 - ADDRESS			2 - DISTRICT	
Av. Pres. Juscelino Kubitschek, 1400-14th Floor			Chácara Itaim	
3 - ZIP CODE	4 - CITY			5 - STATE
04543-000	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11	2121-0952	2121-0992	-	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
11	2121-0934	-	-	
15 - E-MAIL				
edson.santos@redecard.com.br				

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1 - NAME				
Edson Luiz dos Santos				
2 - ADDRESS			3 - DISTRICT	
Av. Pres. Juscelino Kubitschek, 1400-14th Floor			Chácara Itaim	
4 - ZIP CODE	5 - CITY			6 - STATE
04543-000	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	2121-0952	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
11	2121-0934	-	-	
15 - E-MAIL				
ri@abcn.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	3	7/1/2007	9/30/2007	2	4/1/2007	6/30/2007

09 - INDEPENDENT AUDITOR	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11 - TECHNICIAN IN CHARGE	12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID)
Giuseppe Masi	074.811.038-01

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 9/30/2007	2 – PREVIOUS QUARTER 6/30/2007	3 – SAME QUARTER, PREVIOUS YEAR 9/30/2006
Paid-up Capital			
1 - Common	672,971	657,415	626
2 - Preferred	0	0	1,252
3 - Total	672,971	657,415	1,878
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private
4 - ACTIVITY CODE 1280 – Financial Intermediation
5 - MAIN ACTIVITY Affiliation of merchants and capture of commercial and financial transactions made with payment cards
6 - CONSOLIDATION TYPE Not presented
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$thousand)	4 - AMOUNT OF CHANGE (In R$thousand)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)
01	3/31/2007	53,552	0	No change during this period	1,878	28.5100000000
02	6/15/2007	53,552	0	Common shares split	655,537	0.0000000000
03	7/11/2007	473,551	419,999	Public subscription	15,556	27.0000000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007 — Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
1	Total Assets	10,373,295	9,227,776
1.01	Current Assets	10,148,941	9,018,368
1.01.01	Cash and Cash Equivalents	14,154	1,241
1.01.01.01	Banks	14,154	1,241
1.01.02	Credits	10,087,562	8,969,262
1.01.02.01	Clients	47,377	47,822
1.01.02.01.01	Other Accounts Receivable	47,377	47,822
1.01.02.02	Sundry Credits	10,040,185	8,921,440
1.01.02.02.01	Accounts Receivable from Issuers	10,033,635	8,915,360
1.01.02.02.02	Advances to Third Parties and Employees	3,869	3,475
1.01.02.02.03	Prepaid Expenses	2,681	2,605
1.01.03	Inventories	0	0
1.01.04	Other	47,225	47,865
1.01.04.01	Deferred Income Tax and Social Contribution	47,225	47,865
1.02	Non-current Assets	224,354	209,408
1.02.01	Long-term Assets	44,914	43,812
1.02.01.01	Sundry Credits	44,914	43,812
1.02.01.01.01	Judicial Deposits	13,677	13,677
1.02.01.01.02	Deferred Income Tax and Social Contribution	31,237	30,135
1.02.01.02	Credit with Related Parties	0	0
1.02.01.02.01	Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	179,440	165,596
1.02.02.01	Investments	0	0
1.02.02.01.01	In Direct and Indirect Associated Companies	0	0
1.02.02.01.02	In Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant and Equipment	179,440	165,596
1.02.02.02.01	Property, Plant and Equipment	763,456	721,202
1.02.02.02.01	(-) Depreciation	(584,016)	(555,606)
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
2	Total Liabilities	10,373,295	9,227,776
2.01	Current Liabilities	9,730,543	9,037,711
2.01.01	Loans and Financing	358,512	357,389
2.01.01.01	Loans	358,512	357,389
2.01.02	Debentures	0	0
2.01.03	Suppliers	22,168	17,561
2.01.04	Taxes, Fees and Contributions	88,665	85,606
2.01.04.01	Labor Liabilities	42,011	32,983
2.01.04.02	Tax Liabilities	46,654	52,623
2.01.05	Dividends Payable	156,357	178,190
2.01.05.01	Dividends Payable	156,357	178,190
2.01.06	Provisions	119,051	125,064
2.01.06.01	Other Accounts Payable	119,051	125,064
2.01.07	Debts with Related Parties	0	0
2.01.07.01	Interest in Consortium	0	0
2.01.08	Other	8,985,790	8,273,901
2.01.08.01	Accounts Payable to Merchants	8,985,790	8,273,901
2.02	Non-Current Liabilities	135,156	125,804
2.02.01	Long-term Liabilities	135,156	125,804
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	135,156	125,804
2.02.01.03.01	Provisions for Contingent Liabilities	135,156	125,804
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	0	0
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	507,596	64,261
2.04.01	Paid-up Capital	473,551	53,551
2.04.01.01	Capital Stock	473,551	53,551
2.04.02	Capital Reserve	0	0
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	34,045	10,710
2.04.04.01	Legal	34,045	10,710
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profit	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	0	0
2.04.06	Advance for Future Capital Increase	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3- 7/1/2007 to 9/30/2007	4- 1/1/2007 to 9/30/2007	5- 7/1/2006 to 9/30/2006	6- 1/1/2006 to 9/30/2006
3.01	Gross Revenue from Sales and/or Services	470,038	936,758	45,293	165,587
3.01.01	Credit	259,559	507,210	0	0
3.01.02	Debit	64,550	123,760	0	0
3.01.03	Equipment Rental	124,209	243,344	0	0
3.01.04	Other Revenues	21 ,720	62,444	45,293	165,587
3.02	Deductions from Gross Revenue	(50,729)	(101,738)	(5,389)	(15,177)
3.02.01	Service Tax (ISS)	(16,626)	(34,150)	(2,515)	(7,040)
3.02.02	Social integration program (PIS)	(6,083)	(12,057)	(513)	(1,452)
3.02.03	Social Contribution (COFINS)	(28,020)	(55,531)	(2,361)	(6,685)
3.03	Net Revenue from Sales and/or Services	419,309	835,020	39,904	150,410
3.04	Cost of Goods Sold and/or Services Rendered	(141,705)	(279,988)	0	0
3.04.01	Cost of Goods Sold and/or Services Rendered	(114,938)	(227,347)	0	0
3.04.02	Depreciation of Capturing equipment	(26,767)	(52,641)	0	0
3.05	Gross Profit	277,604	555,032	39,904	150,410
3.06	Operating Income/Expenses	(6,844)	133,900	56,431	186,899
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(79,217)	(190,764)	(29,386)	(75,817)
3.06.02.01	Personnel	(31 ,060)	(70,142)	(4,813)	(14,786)
3.06.02.02	Administrative	(26,295)	(72,888)	(12,044)	(22,137)
3.06.02.03	Marketing	(13,208)	(28,784)	(1,478)	(3,934)
3.06.02.04	Provision for Profit Sharing	(6,738)	(14,424)	(1,588)	(4,188)
3.06.02.05	Depreciation and Amortization	(1,916)	(4,526)	(9,463)	(30,772)
3.06.03	Financial	75,249	327,970	87,404	264,303
3.06.03.01	Financial Income	126,562	436,570	134,873	412,428
3.06.03.01.01	Financial Income	126,562	436,570	134,873	412,428
3.06.03.02	Financial Expenses	(51,313)	(108,600)	(47,469)	(148,125)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3- 7/1/2007 to 9/30/2007	4- 1/1/2007 to 9/30/2007	5- 7/1/2006 to 9/30/2006	6- 1/1/2006 to 9/30/2006
3.06.03.02.01	Provisional Contribution on Financial Transfers (CPMF)	(2,077)	(5,125)	(351)	(1,039)
3.06.03.02.02	Financial Expenses	(31 ,684)	(85,923)	(47,118)	(147,086)
3.06.03.02.03	IPO Expenses	(1 7,552)	(1 7,552)	0	0
3.06.04	Other Operating Revenue	0	0	0	0
3.06.05	Other Operating Expenses	(2,876)	(3,306)	(1,587)	(1,587)
3.06.05.01	Other Operating Expenses	(2,876)	(3,306)	(1,587)	(1,587)
3.06.06	Equity Pickup	0	0	0	0
3.07	Operating Income	270,760	688,932	96,335	337,309
3.08	Non-Operating Income	42	42	0	0
3.08.01	Revenues	42	42	0	0
3.08.02	Expenses	0	0	0	0
3.08.02.01	Income in the Sale of Property, Plant and Equipment	0	0	0	0
3.09	Income Before Taxes/Holdings	270,802	688,974	96,335	337,309
3.10	Provision for Income Tax and Social Contribution	(91,120)	(222,264)	(32,581)	(113,068)
3.10.01	Provision for Income Tax	(66,677)	(159,853)	(23,771)	(83,062)
3.10.02	Provision for Social Contribution	(24,443)	(62,411)	(8,810)	(30,006)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Holdings/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	179,682	466,710	63,754	224,241
	No. SHARES, EX-TREASURY (in thousands)	672,971	672,971	1,878	1,878
	EARNINGS PER SHARE	0.26700	0.69351	33.94782	119.40415
	LOSS PER SHARE				

Redecard S.A.

Notes to the accounting statements

for the periods of July 1 to September 30, 2007 and 2006

(In thousands of Brazilian reais)

1 Operational

Redecard S.A. started its operations on November 1, 1996, and its main purpose is the acquisition of transactions with MasterCard®, MasterCard Electronic®, and Diners Club International® cards, as well as MasterCard Maestro®, RedeShop®, and Maestro® debit cards, by means of the accreditation of stores.

Redecard's acquisition business model consists of the accreditation of commercial establishments and service providers, as well as the acquisition, transmission, processing, and settlement of the transactions with the credit and debit cards mentioned above.

Redecard's operations are organized as follows:

a. Credit and debit cards: acquisition, processing, and settlement of financial and commercial transactions with the credit and debit cards mentioned above. For the provision of these services, Redecard charges a management fee, which consists of the remuneration of the issuer, named interchange rate, and the remuneration for the services provided by Redecard.

b. Early settlement for accredited stores over receivables with MasterCard and Diners Club International credit cards, upon requests of these stores, and only on transactions collected in it. Redecard records financial revenues from these operations.

c. Lease of electronic transaction acquisition equipments, called POS. The Company records monthly revenues from equipment lease.

d. Services provided to business partners, such as acquisition, routing, and transmission of transactions done with voucher cards (including food, meal, fuel, and others), in addition to Private Label cards, usually issued by financial companies. Redecard's revenues consist of fees charged from voucher and financial companies.

e. Service providing to stores, such as check verification in the Serasa database via POS equipment. Redecard's revenues consist of fees charged directly from the stores, with a small margin on costs with the Serasa.

Redecard S.A. used to be the Leader of the Redecard Consortium, incorporated on November 1, 1996, date when the Company's operations started, and closed on March 31, 2007. It used to be formed by the following members, in addition to Redecard S.A.: Banco Itaucard S.A., Unibanco - União de Bancos Brasileiros S.A., and Banco Citibank S.A.. When the Redecard Consortium was closed, Redecard S.A. took over all its activities.

The Redecard Consortium was a non-corporate entity, whose purpose was the joint execution of the services relating to the use of credit and debit cards, and other payment means, in the

stores accredited by Redecard in Brazil, including the development of promotional and advertising actions and activities targeted at promoting the issue and use of the cards mentioned above.

Redecard Consortium

History

By the end of the 1970's, three large banks - Citibank, Itaú and Unibanco – founded credit card provider Credicard. Since the beginning, Credicard was a successful company, accumulating record highs in cards issuance and number of accredited stores. In 1983, it entered into a joint venture with Visa International, starting to issue its cards under the rules of this brand. In 1987, Credicard terminated the agreement with Visa and entered into a joint venture with MasterCard International.

In 1990, Credicard already managed the credit card portfolios of 60 financial institutions in Brazil, dividing the obtained results with the cards portfolio, as it still was the exclusive issuer of MasterCard credit cards.

The exclusivity for the issuance of MasterCard cards was interrupted in 1996, due to changes which had taken place in the market, especially the incorporation by Unibanco of the activities of Banco Nacional. This operation joined in the same company an issuer of the Visa brand (Banco Nacional) and another (Unibanco) which held the issuance exclusivity, via Credicard, of MasterCard credit cards.

Until then, both Credicard, authorized issuer of the MasterCard brand, and authorized issuers of Visa cards maintained in their operations the activities of credit to cardholders and of accreditation of the stores so that they could accept payments with cards of both brands.

The end of the exclusivity for the issuance of MasterCard and Visa credit cards would consider, therefore, the need to establish mechanisms and processes which could boost the issuance of their cards, in the highest possible volume, but at the same time mitigate risks and cut costs.

Thus, on September 2, 1996, Redecard was founded from the spin-off of Credicard's stores' accreditation division. The three shareholders of Credicard remained in the company at first; later on, in 1997, MasterCard International became a shareholder at Redecard. Redecard's focus was the relationship with stores, and the development and maintenance of specific systems and processes to service MasterCard credit card issuers in Brazil, in addition to Redeshop and Maestro debit card issuers.

Also, within the two-sided market concept, there was the need to create mechanisms to increase the promotion of MasterCard and Redeshop cards issuance by other credit card providers. The incorporation of the Redecard Consortium, since the first day of operations of Redecard on November 1, 1996, was the most effective solution found by the Controlling Shareholders to formalize their association and manage Redecard, considering the base of credit cards issued by Credicard, as well as the systems which had already been operative at Credicard and which were transferred to Redecard.

Initially, the Redecard Consortium was incorporated with the participation of two members: Credicard and Redecard. In April 1997, in the first amendment to Redecard's Consortium Agreement, Credicard assigned part of its rights over the Consortium's results directly to the Controlling Shareholders, which were the same for both companies. In December 1997, in the second amendment to the Agreement, shareholder Itaú gained the right over the results on the same bases as Credicard, by means of the assignment of interest corresponding to the base of

credit cards issued by Itaucard. In the third amendment to the Agreement, in January 2006, Credicard withdrew from the Redecard Consortium, and Redecard's Controlling Shareholders started receiving results which until then used to be distributed to Credicard. Finally, in the fourth and last amendment to the Agreement, on March 31, 2007, the Redecard Consortium was closed and liquidated.

The Acts of Incorporation of Redecard Consortium were grounded in articles 278 and 279 of Law 6.404 as of December 15, 1976, did not have a legal identity, and its purpose, pursuant to the Third Clause of the Agreement, consisted of a "joint venture for the provision of the following services relating to the use, in the Redecard System, of the cards issued by the Members:

a. Management of the network of Establishments which accept card transactions;

b. Acquisition, transmission, processing and settlement of the transactions generated by the use of cards;

c. Development of other similar or correlated activities of the interest of the Consortium".

The rights and obligations on the revenues and the apportionment of expenses were regulated by Exhibits I, II, III and IV. Exhibit I set forth the rules to preserve the result over the portfolio of cards issued by Credicard and, later, in December 1997, also by Itaucard. This Exhibit distributed to Credicard and Itaucard Members the revenues from discount rates charged from the stores for the use of credit cards issued by Credicard and Itaucard, proportionally to their interest in the recorded revenues.

Exhibit II included the revenues from discount rates recorded in the transactions carried out in the stores with credit cards issued by other providers authorized by MasterCard, both in Brazil and overseas. Revenues from the lease of POS equipment were also included. The revenues were distributed to the Members, according to the corporate interest in Redecard, except MasterCard.

The purpose of the segregation of the Members, according to these Exhibits, was the admission of new MasterCard credit card issuers, increasing and stimulating the businesses for Redecard itself, but, at the same time, the Shareholders were not willing to share the results which could be obtained from the card base Credicard had built throughout over 25 years of activities.

Exhibit III of the Consortium Agreement included the revenues from discount rates charged from stores for the transactions done with Redeshop and Maestro debit cards, as well as revenues resulting from the advancement of values payable to the stores.

Exhibit IV of the Consortium Agreement presented, in a concise and graphical manner, the revenue breakdown, according to their origins, pursuant to Exhibits I, II, and III.

Expenses accrued by Redecard, as the Leader of the Consortium, were apportioned among all Members according to the origin of the expenses, and considering the proportional interest of the Members in the Consortium's revenues. Thus, all expenses used to be apportioned, except those of a financial nature, which used to be directly allocated to the business of advancement of values payable to the stores.

The associations idealized when the Redecard Consortium was incorporated have not occurred, though; and the changes in Credicard's corporate structure in 2004 ended up causing changes in the Consortium Agreement.

The Redecard Consortium remained operative up to March 31, 2007, and its purpose were the same activities currently developed by the Company, namely the accreditation of stores for the acceptance of payment cards, as well as the acquisition, transmission, processing and settlement of the transactions done with MasterCard and Diners Club credit and debit cards in Brazil. On that date, the members of the Redecard Consortium were the Controlling Shareholders and Redecard.

The Company, as the leader of the Redecard Consortium, used to exercise all activities and take all necessary steps towards the development of the activities of the Redecard Consortium. As from March 31, 2007, with the end of the activities of the Redecard Consortium, the liabilities, rights, revenues, expenses, and financial and operating results are integrally of Redecard.

Accounting Statements

The accounting statements, revised or audited depending on the case, for the period of July 1 to September 30, 2007, refer to the results ascertained from the operations of Redecard S/A.

In order to facilitate the comparative analyses, the Company's audited accounting statements for the period ended June 30, 2006, refer to the "Redecard Consortium", indicating the Consortium's revenues, expenses, and operating profit, and not only the result relating to Redecard S.A.'s interest. Up to the period ended on March 31, 2007, Redecard Consortium's result used to be explained in Note 13 – "Result from Interest in Consortium".

2 Dividend Distribution

Results recorded by Redecard S/A, relating to the period of July 1 to September 30, 2007, will be distributed to the Shareholders according to the criteria set forth in the Company's Bylaws.

3 Presentation of the accounting statements and the main accounting practices

The accounting statements were prepared in accordance with the Brazilian Corporate Law and the accounting practices adopted in Brazil. These accounting statements include the changes required by the following accounting regulatory acts: Accounting Norms and Procedures no. 27 - NPC no. 27, "Apresentação e Divulgações", and Accounting Norms and Procedures no. 22 - NPC no. 22, "Provisões, Passivos, Contingências Passivas e Contingências Ativas", both issued by the Brazilian Institute of Independent Accountants - IBRACON as of October 3, 2005.

a. Determination of net income

The income is ascertained on the accrual basis of accounting. The revenues resulting from the acquisition of transactions with credit and debit cards are allocated to income on the date the transactions are processed. The revenues from services rendered to partners and stores is recognized in the result due to its realization. Revenue is not recognized if there is significant uncertainty about its realization.

b. Accounting estimates

The preparation of the accounting statements according to the practices adopted in Brazil requires Management to use judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and premises include the residual value of property, plant and equipment, allowance for doubtful accounts, deferred

outstanding income tax and social contribution, and reserve for contingencies. The settlement of the transactions involving these estimates might result in different values from those estimated, due to inaccuracies inherent to the process of determining them. The Company reviews the estimates and premises at least once a year.

c. *Foreign currency*

Monetary assets and liabilities denominated in foreign currencies were converted to reais at the exchange rate on the closing date of the balance sheet and the differences resulting from the conversion were recognized in the result of the period. Basically, these balances are originated in transactions carried out at the stores with credit and debit cards issued by foreign institutions, licensed by the MasterCard and Diners Club International brands.

d. *Property, plant and equipment*

Property, plant and equipment is presented by cost of acquisition and is depreciated on the straight-line method, based on rates which take into account the expected useful life of the assets. Expenses resulting from the replacement of one component of a property, plant and equipment item are not capitalized due to the difficulty to estimate future increases in their economic benefits.

e. *Income tax and social contribution*

Income tax and social contribution, for the current period and deferred, are calculated based on 15% rates, plus an additional 10% on taxable income exceeding R$240 thousand for income tax and 9% on taxable income for social contribution on net income. The provision for these taxes is presented under "Tax liabilities". Deferred outstanding taxes resulting from temporary differences were constituted in conformity with CVM Rule no. 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study (Note 5).

f. *Accounts receivable from issuers, and accounts payable to stores*

These amounts refer to the values of the transactions done by holders of credit cards issued by financial institutions licensed by the MasterCard and Diners Club International brands; the balances of accounts receivable from issuers are net of interchange rates, and the balances of accounts payable to stores are net of management fees (discount rate), whose terms for payment by issuers and to stores are inferior to one year.

g. *Other accounts receivable*

The amounts stated in this line refer basically to: (i) values to be paid by customers for services provided, such as acquisition, routing, and transmission of transactions done with voucher cards (including food, meal, fuel, and others), in addition to Private Label cards, usually issued by financial companies. (ii) values to be paid by accredited stores referring to lease of equipment for the electronic capture of transactions, called POS, and services of check verification on the Serasa database via this equipment.

h. *Borrowings*

These are stated by the values released by the financial institutions, plus contractual charges up to the accounting statement's reference date.

i. Allowance for doubtful accounts

The Allowance for Doubtful Accounts is recorded based on the analyses of risk of realization of credits receivable from issuers and stores, and based especially on the history of realization, delinquency and inactivity of issuers and stores, and are stated in an amount deemed sufficient to cover eventual losses. On September 30, 2007 and 2006, the provision for accounts receivable from issuers was not necessary, and it consisted basically of a provision on values of lease of POS equipment installed in stores considered inactive by the Company, as well as on values claimed by cardholders against stores which are not accredited by the Company, by the time of the claim, or which do not have credits to receive due to transactions done with MasterCard and Diners Club International credit cards.

j. Contingent liabilities

These result from legal proceedings, inherent to the normal course of business, filed by third parties and former employees, including civil and labor lawsuits. These contingencies are appraised by legal advisors and quantified by means of models and criteria which allow for the appropriate measurement, despite the uncertainty inherent to term and value. Contingencies are classified as probable (to which provisions are recorded), possible (disclosed but not provisioned for), and remote (do not require provision nor disclosure).
Provisions involving tax proceedings are recorded by value equivalent to the total taxes being discussed in court, monetarily restated, and interest on arrears are computed as if they were payable, up to the closing date of each accounting period.
The provisions for labor proceedings against Redecard are recorded by the total value of the labor claim, monetarily restated and with interests computed up to the closing date of the accounting periods.

k. Allowances

Allowance is recognized in the balance sheet when the Company has a legal liability , or it is recorded as a result of a past event, and it is likely that resources are necessary to pay off the liability. The provisions are recorded based on the best estimates of the risk involved.

l. Other current and long-term assets and liabilities

These are presented at net realization value and stated at known or computable values, plus, when applicable, the corresponding charges and monetary and/or exchange variations incurred up to the balance sheet dates, respectively.

4 Cash

Recorded at values available on the Company's bank accounts, represented by amounts deposited by credit card issuer financial institutions, and these values are used in the settlement of transactions with stores, on the first working day of the month following the one when the accounting statements are closed.

5 Other accounting receivables

The value recorded under this item corresponds to, as follows:

	09/30/2007	06/30/2007
POS equipment rental	62,145	58,973
Others services	5,426	6,993
(-) Bad Debit Provision	(20,194)	(18,144)
Total	47,377	47,822

6 Tax credits

a. Tax credits existing at the closure of the period are recorded in assets, under the item Deferred Income Tax and Social Contribution, calculated on the temporary differences on the following non-deductible provisions, as of September 30, 2007:

	Income tax	Social contribution
Temporary differences:		
Allowance for tax contingencies	19,061	6,862
Allowance for civil contingencies	1,761	634
Allowance for labor contingencies	2,146	773
Allowance for sundry expenses	34,724	12,501
Total	57,692	20,770

b. Expected realization, considering the nature of the non-deductible provisions and the generation of future taxable income is as follows:

Year of realization	Income tax	Social contribution
2007	30,984	12,155
2008	7,817	2,814
2010	3,908	1,407
2012	14,983	5,394
Total	57,692	20,770

Deferred income tax and social contribution are recorded so as to reflect the future tax effects attributable to the temporary differences between the asset and liability tax basis and its respective book value.

The book value of the deferred tax asset is periodically reviewed; in case there are relevant factors which end up changing the projections, they are reviewed during the period by the Company.

Management believes the deferred assets resulting from temporary differences will be realized in the proportion of the final solution of contingencies and events. On September 30, 2007 and 2006, the Company had no balances relating to tax losses and negative basis of contribution.

7 Property, plant and equipment

	Annual Depreciation rate (%)	09/30/2007 Acquisition cost	09/30/2007 Accumulated depreciation	06/30/2007 Acquisition cost	06/30/2007 Accumulated depreciation
Transaction acquisition equipments (POS)	33.33	657,592	(512,660)	617,391	(486,890)
Acquisition network equipment	20	33,877	(29,133)	33,875	(28,418)
Computing equipment	20	16,558	(12,402)	15,470	(11,941)
Data processing systems - Software	20	35,506	(21,677)	33,288	(20,685)
Vehicles	20	5,252	(1,849)	5,172	(1,844)
Furniture and Fixtures	10	3,238	(1,887)	3,225	(1,809)
Facilities	10	1,814	(961)	1,801	(917)
Improvements in third parties' assets	9.5	7,932	(3,447)	7,655	(3,102)
Construction in Progress	-	1,687	-	3,325	-
Total		763,456	(584,016)	721,202	(555,606)

The net value stated on the "Transaction acquisition equipments (POS)" line, of R$144,932, on September 30, 2007, net of accumulated depreciation (R$130,501 on September 30, 2006), refers to equipment for the acquisition of electronic transactions leased to stores accredited with the Redecard System. In the period ended June 30, 2007, the Company had 731,613 "POS" machines installed, which represented 58,9% of the amount of transactions collected electronically by the Company. Redecard has two different types of equipment:

a. Fixed equipment, also called POS (Points of Sale) Desktop. In the period ended September 30, 2007, the Company had 685,683 machines installed.

b. Wireless equipment, also called POS Wireless. In the period ended September 30, 2007, the Company had 45,930 machines installed, divided into:

- Indoor: Indoor use of accredited stores.
- Outdoor: Outdoor use of accredited stores.

8 Tax liabilities

	09/30/2007	06/30/2007
Income tax	19,082	20,959
Social contribution	8,111	12,082
Cofins	9,307	9,044
ISS tax on services	5,301	5,636
PIS	2,021	1,964
Withholding taxes	2,832	2,938
	46,654	52,623

a. Income tax and social contribution

Below is the effective income tax and social contribution rate for the periods of January 1 to September 30, 2007 and 2006:

	09/30/2007	09/30/2006
Net earnings before income tax and social contribution	688,974	337,308
Income tax and social contribution at effective rates - 34%	234,252	114,684
Effect of net permanent differences	(149)	(1,616)
Reversion of provision	(11,839)	-
Income tax and social contribution	222,264	113,068
Current	(203,117)	(113,561)
Deferred	(30,986)	493
Reversion of provision	11,839	-

9 Borrowings

These are represented by the agreements mentioned below and refer to fundraisings with financial institutions in the total amount of R$358,512 (R$357,390 on June 30, 2007). There are no restrictive or reciprocity clauses in the agreements stated below.

National currency	Medium-term Consecutive days	09/30/2007
Banco Bradesco Financial raisings, subject to the variation of the CDI rate, estimated at 103,7%. Unsecured. Maturities: 15% in October 2007; 85% in November 2007.	50	147.327
Banco Safra Financial raisings, subject to the variation of the CDI rate, estimated at 103.2%. Unsecured. Maturities: 8% in October 2007; 40% in January 2008 and 52% in February 2008.	111	211.185
Total		358.512

10 Dividends distributable

The value recorded under this item corresponds to dividends distributable, pursuant to article 16 "m" of the Company's Bylaws, stated in the determination of net income for the period of July 1 to September 30, 2007.

	3Q07	2Q07
Dividends distributable	156,357	178,190

11 Other liabilities

The value recorded under this item corresponds to, as follows

	09/30/2007	06/30/2007
Data processing services	6.465	6.789
Call center services	6.024	6.333
Telecommunication services	7.834	8.231
Maintenance services of POS	24.489	25.728
Mastercard fees	22.513	23.651
Marketing expenses provision	5.536	5.811
Others provision	46.190	48.521
Total	119.051	125.064

12 Contingent liabilities

Redecard S.A. is party to lawsuits and administrative proceedings at several courts and government agencies, resulting from the normal course of its operations, involving tax, labor, and civil matters, and others.

The balances in the accounting statements refer to provisions which, according to Management judgment and based on the opinion of the Company's legal advisors, were recorded in amounts deemed appropriate to cover eventual losses. These provisions are periodically revaluated by Management and consist of: "Allowance for tax contingencies" – R$119,525 (R$110,920 on June 30, 2007); and "Civil and labor contingencies" – R$15,31 (R$14,884 on June 30, 2007). The corresponding "Court deposits as guarantee" are restated pursuant to the legislation in force and stated under "Non-current assets", in the "Long-Term" group – R$13,678 (R$13,678 on June 30, 2007).

a. *Allowances breakdown*

Management, based on information from its legal advisers, analyzes the pending legal issues and, in terms of labor suits, based on the previous experience referring to the claimed amounts, recorded allowances in an amount deemed sufficient to cover estimated losses with ongoing lawsuits, as follows:

Nature	09/30/2007	06/30/2007
Civil claims	7,046	6,634
Labor claims	8,585	8,250
Tax claims	119.525	110.920
Total	135.156	125.804

b. *Allowances turnover*

	06/30/2007	09/30/2007			
Nature	Opening balance	Addition	Use	Reversal	Closing balance
Civil	6,634	596	(184)	-	7,046
Labor	8,250	580	(245)	-	8,585
Tax	110.920	8.605	-	-	119.525
Total	125.804	9.781	(429)	-	135.156

c. *Total risk*

Nature	09/30/2007	06/30/2007
Civil	7,046	6,634
Labor	8,585	8,250
Tax	119,525	110,920
Total	135,156	125,804

The amount of the total risk of the mentioned contingencies was calculated considering the claims of the Complainant in each of the lawsuits.

Tax proceedings (legal scope)

Tax proceedings are provisioned by the total risk value and consist of:

	2007
Tax on lease of movable assets	47,155
Non-deductibility of social contribution in determination of taxable income	56,059
PIS and COFINS – expansion of calculation basis on the result of exchange variation	5,606
PIS and COFINS – Writ of Security against Laws 10.637/02 and 10.833/03.	6,371
CIDE – Suspension of enforceability of this tax	3,698
Mandatory withholding of income tax, PIS and COFINS referring to 1999 – PIS Repique	636
Total	119,525

1. ISS on lease of movable assets – The ISS tax on services is municipal and paid on income from service providing of any nature. The Company understands the lease of movable assets is not ISS taxable and, thus, stopped collecting the tax on this income in November 2000. However, as the Company considers it a legal liability, it recorded provisions up to the effectiveness of Supplementary Law 116/03, as of August 2003. A Declaratory Action has been filed, aiming at the granting of prior relief, pursuant to article 273, I, of the code of civil procedure, combined with article 151, Venezuela, of the Brazilian Tax Code, with wording provided for by Supplementary Law 104/2001, to suspend the liability of the ISS on the lease of movable assets in the cities of São Paulo, Belo Horizonte, Brasília, Rio de Janeiro, Recife, Salvador, Manaus and Maceió. Management and its legal advisers deem the risk of loss possible.

2. Non-deductibility of expenses with social contribution on the income tax basis – The Company filed a suit against the Brazilian Internal Revenue Service on April 16, 1998, by means of a Writ of Security against Law 9.316/96, which has made the social contribution on net income in the ascertainment of taxable income non-deductible. Risk of loss is possible, but as this is a legal liability a provision was recorded.

3. PIS and COFINS

a) In 2001, the Company, by means of the granting of a preliminary injunction to, relating to the base-period of February 1999 and subsequent, suspend the liability of the PIS and COFINS taxes at 3% rates, pursuant to Law 9.718/98, on income which does not fit the revenue concept (financial revenues, including exchange gains/losses, interests income, etc.), ensuring the collection according to Supplementary Law 70/91, or, at least, guarantee the right to integrally deduct the expenses from exchange variations, including those from onlending and swap/hedge agreements, for purposes of calculation of the PIS/COFINS. In April 2002, the court decision partially granting the claimed Security was published, so that, after the unconstitutionality of paragraph 1 of article 3 of Law 9.718/98 was declared, the Company could collect the PIS/COFINS, according to the revenue concept included in Supplementary Law 70/91, keeping, however, the 3% rate. The Federal Government appealed.

In February 2007, a court decision favorable to the Federal Government confirming the decision which deemed unconstitutional the increase in the calculation basis of the PIS/COFINS, which shall be considered as revenue to the Company, maintaining, though, the 3% rate. The Company has requested further clarifications to the Brazilian Supreme Court (STF) on the concept of revenue. As for the risk of loss, the STF has already decided that the PIS/COFINS, pursuant to Law 9.718/98, can only be demanded on revenues from the sale of merchandise and/or services. Because of the establishment of generally-accepted court decisions, resulting from decisions already made by the STF, and considering the evaluation of loss, the Company has reversed these provisions, as mentioned in item "b" – "Allowances Turnover". As the revenues from exchange gains/losses were contemplated by the petitions for clarification, the Company decided to maintain the provision recorded, observing the accounting principles for legal liabilities record, whose risk was deemed possible.

b) In March 2004, the Company filed a Writ of Security against Laws 10.637/02 and 10.833/03, suspending the liability of the PIS/COFINS contribution, calculated by the "non-cumulative" method at rates of 1.65% and 7.60% respectively, and started depositing in court the values ascertained on a monthly basis. In July 2004, a court decision was published, deeming the claim groundless. Thus, the Company requested the issuance of an Official Letter by the Caixa Econômica Federal, for the court deposits to be converted into revenues to the Federal Government. The accumulated amount of the court deposits is R$6,370.

c) In October 2004, Redecard was informed of a tax execution referring to debt on the "PIS Repique" as of 1999, for amounts declared in DCTF (Federal Tax Credits and Debts) and whose payment had not been found. In the same month, Redecard requested the suspension (i) of the course of the tax execution and (ii) of the inclusion of the Company's name in the Federal Government's tax debtors register. In November 2004, a court decision was rendered, accepting both requests. In July 2005, a petition was filed attaching a copy of the tax payment form, and in the following month motion to stay executions were filed, which are pending pronouncement of the National Treasury. The tax execution is currently suspended. Risk of loss is classified as possible. The amount provisioned is of R$0.6 million.

4. Intervention in the Economic Domain Contribution Charge (CIDE) – Writ of Security aiming at the suspension of the liability of the payment of the CIDE, Law 10.168/2000, as amended by Law 10.332/2001. On July 2004, a decision deeming the claim groundless was published. An appeal was filed in July 2004, and since then the Company has deposited the values in court. In September 2006, the Company requested the withdrawal of the appeal,

and requested the issuance of an Official Letter by the Caixa Econômica Federal, for the court deposits to be converted into revenues to the Federal Government. The accumulated amount of the court deposits is R$3,697.

Management understands that because tax, labor, and civil discussions are all provisioned, no significant further reductions in the Company's shareholders' equity / result are expected by the time of the closure of these proceedings.

13 Capital Stock

The capital stock consists of 657,415,150 non-par common shares, distributed as follows:

	%
Banco Citibank S.A.	23.95
Banco Itaucard S.A.	23.21
Dibens Leasing S.A. Arrendamento Mercantil	18.99
Unibanco Participações Societárias S.A	4.23
Outros	29.62

In July, 11, 2007 the Company obtained its public company registry, allowing its common shares to be traded at Novo Mercado at Bovespa. The Company had its capital raised on July, 13, 2007 through the net proceeds of the Initial Public Offering.

In July, 11, 2007 the Company's capital stock increase was approved by means of the issue for public subscription of 15,555,555 common shares, all of them, nonpar and book-entry shares, excluding the preemptive right of current Company shareholders in their subscription. The fully subscribed and paid-up capital stock of the Company is R$473,551,217.67, divided into 672,970,705 non-par book-entry common shares.

The item "Profit Reserve" represents the amounts recorded as Legal Reserve, at the rate of 5% of the net income recorded in each fiscal year, pursuant to article 193 of Law 6.404/76, up to the limit of 20% of the capital stock.

Minimum mandatory statutory dividends correspond to 25% of the period's adjusted net income.

Dividends were calculated as follows:

	30/09/2007	30/09/2006
Net income for the period	466,710	224,241
Profit Reserve	(23,336)	-
Calculation basis	443,374	224,241
(=) Dividends of the Period	443,374	224,241

14 Operations with related parties

Operations among related parties, on September 30, 2007 and 2006, referred to accounts receivable from issuers, which are also Controlling Shareholders of the Company, as well as expenses with services provided by Orbitall.

	09/30/2007	09/30/2006
Accounts receivable from issuers		
Citibank	2,019,447	1,959,931
m. Itaucard	3,191,336	3,329,080
Unibanco	1,009.406	1,018,479
Expenses with service providing		
Orbitall [1]	36,212	24,212

(1) Orbitall Serviços e Processamento de Informações Comerciais S.A. is a Company controlled by Itaú Holding Financeira S.A., the same controlling shareholder of Controlling Shareholder Itaú.

The values of the Accounts Receivable from Issuers refer to amounts owed by the Issuers to the Company, resulting from transactions done with MasterCard and Diners Club, credit and debit cards, which will be later passed-through by the Company to the accredited stores.

Conditions of contracting with issuers are established according to the regulations and manuals issued by the MasterCard and Diners Club brands. Thus, these transactions with related parties are done at prices and conditions similar to those practiced with the other credit or debit card providers authorized by the MasterCard and Diners Club brands.

The Company has signed a service agreement with Orbitall, including maintenance and hardware infrastructure supply, both for the mainframe and distributed platforms, as well as the management, operation, and administration of the communication between these platforms and third parties' platforms, in addition to data processing. The contracting conditions, both in terms of price and minimum contracted services, are in accordance with the conditions usually found in the market.

On November 15, 1996, Redecard entered into a Brand Licensing Agreement with MasterCard International, by means of which MasterCard International licensed the Company, in a non-exclusive manner, to use the MasterCard brands in the accreditation of stores. The term of this agreement is undetermined, and Redecard must follow the standards established by MasterCard in accrediting stores, which include rules on stores' signage, brand property rights, and others.

On November 24, 2002, Redecard entered into a Brand Licensing Agreement with MasterCard International, by means of which MasterCard International licensed the Company, in a non-exclusive manner, to use the Redeshop brands, previously acquired by MasterCard International from Credicard.

In April 27, 2005, Redecard entered into a Brand Licensing Agreement with MasterCard International, by means of which MasterCard International licensed the Company, in a non-exclusive manner, to use the MasterCard brands, including MasterCard Maestro and other MasterCard brand logos.

15 Financial instruments

Estimated realization values of the Company's financial assets and liabilities were determined from information available in the market and appropriate evaluation methodologies. However, considerable judgment was demanded in interpreting market data to produce the most adequate realization value estimate. As a consequence, the following estimates do not necessarily indicate the amounts which can be realized in the current swap market. The use of different market methodologies might have a material effect on the estimated realization values.

These instruments are managed through operating strategies, aiming at liquidity, profitability and security. The control policy consists of the permanent follow-up on the contracted rates versus the ones effective in the market. The Company does not make speculative investments, in derivatives, or any other risk assets.

a. Balances breakdown

Pursuant to CVM Rule 235/95, the accounting balances and the market values of the financial instruments included in the balance sheets for the period ended September 30, 2007, are as follows:

Description	Accounting balance	Market value
Loans - Local Currency	358,512	358,512

b. Criteria, premises and limitations used in the calculation of the market values

- *Loans*

  Market values of the financings were calculated based on their current value ascertained by the future cash flows and using interest rates applicable to instruments with similar nature, terms and risks, or based on the market prices of these papers.

- *Limitations*

  The market values were estimated on the balance sheet date, based on "market material information". Changes in the premises might significantly affect the presented estimates.

c. Credit risk

The values of accounts receivable from issuers represent the values of the transactions done by holders of cards issued by financial institutions licensed by the MasterCard and Diners Club International brands, and are guaranteed by the respective brands in case of delinquency. These guarantees are set forth in the regulations issued by these two brand systems. In addition, MasterCard stipulates the need of effective guarantees (actual or banking) for each participant of the system; without these guarantees, the participants cannot be licensed or they might lose this condition, in case they are already licensed.

The Company is the only accreditation agent in Brazil for the MasterCard and Diners Club International brands, and it has specific policies establishing the risk analysis guidelines and procedures for the accreditation of stores, so that they are able to accept cards of both brands in commercial and financial transactions.

This policy defines the accreditation criteria, considering, among other items, the type of

commercial activity and the years in operation of the stores, as well as determining the necessary documents and the type of credit investigation for the Company to register the store.

The Company also maintains operating systems and a portfolio management division which follow up on the performance of the sales carried out daily by the accredited stores; also, all behavior deviations are monitored, and steps are taken towards mitigating losses for all participants in the Brands System.

The Company can supply, against a lease agreement, the equipment for electronic acquisition of transactions (POS), to accredited stores which do not have own systems for transaction acquisition. The lease value is discounted, on its due date, from the amount of transactions settled to the stores. However, there is the possibility of non-payment of the lease value on the due date in face of the non-existence of balances payable to the stores. In these cases, the Company does the collection via companies which specialize in credit recovery, and material losses of lease values might exist.

The brand systems also foresee the possibility that credit card transactions are contested by the respective cardholders within certain periods counted as of the date the transaction is settled. If the store is not accredited on the date of the claim, or if it does not have values to receive from the Company, the collection will be done by companies which specialize in credit recovery, and there is the possibility of loss for the Company.

The Company also has allowance for doubtful accounts, in the amount of R$20,193 thousand (R$18,145 in June of 2007), representing 27.3% of the balance of other outstanding accounts receivable (29.4% in the first quarter of 2007), in order to face the credit risk.

d. Exchange rate risk

The Company's results are not susceptible of recording significant variations, due to the effects of the exchange rate volatility over liabilities pegged to foreign currencies, especially the U.S. dollar.

e. Interest rate risk

The Company's results are susceptible of recording significant variations resulting from operations of loans contracted at floating interest rates.

According to its financial policies, the Company has not carried out transactions involving financial instruments of a speculative nature.

16 Comparative Income Statement

The Redecard Consortium remained operative up to March 31, 2007, and its purpose were the same activities currently developed by the Company, namely the accreditation of stores for acceptance of payment cards, as well as the acquisition, transmission, processing and settlement of transactions done with MasterCard and Diners credit and debit cards in Brazil. The members of the Redecard Consortium were the same Controlling Shareholders of Redecard S.A.

As from April 2007, the liabilities, rights, revenues, expenses, and financial and operating results are integrally of Redecard S.A.

As an attempt to better present Redecard's comparative results for the three- and nine-month periods ended September 30, 2007 and 2006, we will present the results of Redecard's operations, in its entirety and in actually accounted values, both for the Redecard Consortium, up to March 31, 2007, and legal entity Redecard S.A., from April 1, 2007 to September 30, 2007.

04.01 - NOTES TO THE FINANCIAL STATEMENTS

STATEMENTS OF INCOME	3Q07	3Q06	Variance $	Variance %
Credit	259,559	219,872	39,687	18.1%
Debit	64,550	49,645	14,905	30.0%
Equipment rental	124,209	103,893	20,316	19.6%
Others	21,720	18,034	3,686	20.4%
Operational Revenue	**470,038**	**391,444**	**78,594**	**20.1%**
ISS	(16,626)	(14,545)	(2,081)	-14.3%
PIS	(6,083)	(2,745)	(3,338)	-121.6%
Cofins	(28,020)	(16,097)	(11,923)	-74.1%
Net revenue	**419,309**	**358,057**	**61,252**	**17.1%**
Operating cost	**(141,705)**	**(141,846)**	**141**	**0.1%**
Cost of Services Rendered	(114,938)	(113,081)	(1,857)	-1.6%
Depreciation of Capture Equiment	(26,767)	(28,765)	1,998	6.9%
Gross profit	**277,604**	**216,211**	**61,393**	**28.4%**
Operating expenses	**(82,093)**	**(72,809)**	**(9,284)**	**n/a**
Personnel	(31,060)	(29,845)	(1,215)	-4.1%
Administrative	(26,295)	(22,269)	(4,026)	-18.1%
Marketing	(13,208)	(7,062)	(6,146)	-87.0%
Provision for employee profit share	(6,738)	(9,083)	2,345	25.8%
Depreciation and amortization	(1,916)	(2,724)	808	n/a
Other operational expenses and revenue	(2,876)	(1,826)	(1,050)	n/a
Net financial Income	**75,249**	**87,907**	**(12,658)**	**-14.4%**
Financial income	126,562	139,089	(12,527)	-9.0%
Interest financial	(29,045)	(44,372)	15,327	34.5%
Other financial expenses and income	(4,716)	(6,810)	2,094	n/a
	(17,552)			n/a
Operating Income	**270,760**	**231,309**	**39,451**	**17.1%**
Other non-operating	42	(298)	340	n/a
Operational profit	**270,802**	**231,011**	**39,791**	**17.2%**
Income tax	(66,677)	(23,771)	(42,906)	-180.5%
Social Contribution	(24,443)	(8,810)	(15,633)	-177.4%
Income tax and Social Contribution	**(91,120)**	**(32,581)**	**(58,539)**	**-179.7%**
Net Income	**179,682**	**198,430**	**(18,748)**	**-9.4%**
Other consortium members	**-**	**(134,674)**		
Redecard S/A	**179,682**	**63,756**		

STATEMENTS OF INCOME	9M07	9M06	Variação $	%
Credit	731,276	633,058	98,218	15.5%
Debit	181,188	139,183	42,005	30.2%
Equipment rental	358,380	296,007	62,373	21.1%
Others	64,407	50,909	13,498	26.5%
Operational Revenue	**1,335,251**	**1,119,157**	**216,094**	**19.3%**
ISS	(48,363)	(41,590)	(6,773)	-16.3%
PIS	(14,646)	(9,006)	(5,640)	-62.6%
Cofins	(71,471)	(49,597)	(21,874)	-44.1%
Net revenue	**1,200,771**	**1,018,964**	**181,807**	**17.8%**
Operating cost	**(410,182)**	**(430,951)**	**20,769**	**4.8%**
Cost of Services Rendered	(331,581)	(335,569)	3,988	1.2%
Depreciation of Capture Equiment	(78,601)	(95,382)	16,781	17.6%
Gross profit	**790,589**	**588,013**	**202,576**	**34.5%**
Operating expenses	**(231,713)**	**(184,290)**	**(47,423)**	**25.7%**
Personnel	(89,427)	(85,240)	(4,187)	-4.9%
Administrative	(80,666)	(74,359)	(6,307)	-8.5%
Marketing	(31,576)	(21,195)	(10,381)	-49.0%
Provision for employee profit share	(19,013)	(21,266)	2,253	10.6%
Depreciation and amortization	(6,260)	(6,634)	374	5.6%
Other operational expenses and revenue	(4,771)	24,404	(29,175)	n/a
Net financial Income	**326,235**	**263,522**	**62,713**	**23.8%**
Financial income	408,095	416,773	(8,678)	-2.1%
Interest financial	(110,057)	(142,512)	32,455	22.8%
Other financial expenses and income	45,749 (17,552)	(10,739)	56,488	n/a
Operating Income	**885,111**	**667,245**	**217,866**	**32.7%**
Other non-operating	42	27,378	(27,336)	n/a
Operational profit	**885,153**	**694,623**	**190,530**	**27.4%**
Income tax	(159,853)	(83,061)	(76,792)	-92.5%
Social Contribution	(62,411)	(30,005)	(32,406)	-108.0%
Income tax and Social Contribution	**(222,264)**	**(113,066)**	**(109,198)**	**-96.6%**
Net Income	**662,889**	**581,557**	**81,332**	**14.0%**
Other consortium members	**(196,174)**	**(357,312)**		
Redecard S/A	**466,715**	**224,245**		

17 Complementary information

a. In November 15, 1996, Redecard entered into a Brand Licensing Agreement with MasterCard International, by means of which MasterCard International licensed the Company, in a non-exclusive manner, to use the MasterCard brands in the accreditation of stores. The term of this agreement is undetermined, and Redecard must follow the standards established by MasterCard in accrediting stores, which include rules on stores' signage, brand property rights, and others.

Among the several liabilities assumed by Redecard with MasterCard International is the concession or provision of formal guarantees on all valued deemed exposed, pursuant to MasterCard's Regulations and Policies. The amounts considered exposed are those resulting from transactions carried out with MasterCard credit cards already received from issuers by Redecard and not paid to stores yet. This exposure is equivalent to three days of the transactions amounts, on average.

For the provision of this guarantee, the Company contracted from Brazilian financial institutions, not shareholders, the concession of letters of guarantee, in the amount of approximately R$1,1 billion, having MasterCard International as beneficiary. The financial costs resulting from this are fully supported by Redecard. The letters of guarantee were issued on March 13, 2007 and expire in one year, on March 12, 2008 and their delivery to MasterCard is an essential condition for the continuity of the licensing of Redecard by MasterCard:

Financial institution	Amount – R$ million
Banco Santander	342
Banco do Brasil	300
Banco Bradesco	246
Banco Real	142
Banco Safra	70

The Company's Bylaws prohibit the provision of guarantee, surety endorsement or any other guarantee not related to the corporate purpose or contrary to the provisions in the Bylaws, except for the provision of guarantee, surety or other guarantee necessary to the transfer and accommodation of the employee.

The Company does not provide surety or guarantee without the previous authorization of its Board of Directors, pursuant to article 16, letter "f" of the Company's Bylaws.

b. The Company, in spite of presenting a reduced claim risk level, has as policy to contract insurance coverage for its assets. The insurance policies contracted with Royal SunAlliance, by means of AON Risk Services, in the capacity of insurance broker of the Company, with effectiveness from April 2007 to April 2008, are divided as follows:

Segment	Assets insured	Amount at risk	Amounts covered
RD Patrimonial	Buildings, furniture, fixtures and facilities composing the stores of the Company (headquarters and branches), described in the policy	R$27 million	(*)
Vehicles	All vehicles of the Company	R$5 million	R$5 million
"POS" Equipment	Equipment allocated in the network of stores accredited by Redecard against risks of fire, lightning, robbery and/or qualified theft etc.	(**)	R$500 thousand

(*) The higher amounts covered, according to the insurance policy are: (i) Fire, Lightning and Explosion, for offices of the Company - R$23 million; (ii) Civil Liability – R$2 million.

(**) The total amount of this equipment corresponds to approximately R$600 million, acquisition cost recorded in the account of Property, plant and equipment "Equipment for Acquisition Transactions (POS)". This equipment is installed in the stores accredited by Redecard in Brazil, currently more than 1 million. For purposes of definition of the "amount at risk" the probability of simultaneous occurrence of claims in all stores is analyzed, among other variables. Historically, the amount of claims occurred, in the same effectiveness period of the policy, was approximately R$100 thousand.

c. The interest of the employees on the Company's result was calculated based on the goals plan established by Management and approved by the Company's Board of Directors. Regarding the fiscal year ended December 31, 2006, the Company paid R$15.6 million to its employees as profit sharing (R$12.9 million regarding the fiscal year ended December 31, 2005), which are recorded in the Consortium.

d. Officers' and Board of Directors members' compensation: (i) The Officers are the Company's legal representatives, mainly responsible for its daily management and for the implementation of the policies and general guidelines established by the Board of Directors. They are all Brazilian citizens and resident in Brazil. The Officers are elected by the Board of Directors, for a two-year mandate, with the possibility of reelection and removal from office at any time. Pursuant to the Company's Bylaws, the Board of Executive Officers shall be composed of at least three and at most ten members. On June 30, 2007, the Company's Board of Executive Officers was composed of six members, one of them the CEO. In the fiscal year ended December 31, 2006, the managers' compensation totaled R$52 million, divided into: (i) salaries of the current period, and (ii) interest on the Company's result regarding fiscal period 2005. In the quarter ended June 30 2007, Management members' compensation reached the amount of R$714 thousand, according to program the approved by the Company's Board of Directors, which is composed of at least 05 and at most 10 members.

The officers are not Company's shareholders and are not granted stock options for the Company's shares.

e. Redecard is the sponsor of Credicard's Pension Plan and Supplementary Pension Plan, both maintained by CITIPREVI – Entidade Fechada de Previdência Complementar. Redecard is not the sole sponsor of these plans, but its adhesion to them has a non jointly-liable character, i.e., the funding and the equity of the Pension Plans to which Redecard has adhered are totally segregated from the other sponsors.

Redecard is responsible for 100% of the cost of the pension plan offered to its employees, in the genre of defined benefit (Credicard Pension Plan - Sponsor: Redecard). Moreover, it participates with 50% of the contributions for a pension plan to the employees who choose this plan, in the genre of defined contribution (Credicard Supplementary Pension Plan – Sponsor: Redecard). The employees are allowed to participate in both plans, in only one of them or in none.

The benefit plans are subjected to an actuarial analysis at the end of each fiscal period, with the objective of verifying if the rates of contribution are sufficient for the constitution of the provisions necessary to meet the current and future liabilities. CITIPREVI - Entidade Fechada de Previdência Complementar is a closely-owned entity for supplementary

pension established in compliance with the provisions of Supplementary Law no. 109, dated May 29, 2001, with corporate entity that differs from the one of its Sponsors.

The following table shows the summarized actuarial position of the liabilities relative to the pension plans on December 31, 2006 as per the actuarial reports issued by Mercer Human Resource Consulting Ltda. and duly approved by the Deliberative Council of CITIPREVI - a closely-owned entity for supplementary pension, pursuant to the Bylaws of CITIPREVI, of June 28, 2005, approved by Official Letter 2256/SPC/DETEC/CGAT of November 30, 2005:

R$(000)	Defined benefit	Defined contribution
Actuarial liability	28,278	26,165
Benefits granted	4,620	891
Benefits to be granted	23,658	25,274
Accumulated technical surplus	6,335	686
Provision for contingencies	6,335	686
Funds (pension)	-	501

In our actuarial appraisal report issued on March 28, 2007, relative to the Defined Benefit Pension Plan (Pension Plan Credicard – Sponsor: Redecard), we used the "Unitary Credit" methodology, since the Plan is on surplus, and it is not necessary to maintain such a conservative capitalization as that adopted until the 2005 actuarial appraisal. The impact of this chance is the lack of projection of salaries of the working population until the date of their retirement, and the commitments set forth in the Plan are recognized when they are effectively incurred.

The amounts of the Pension Fund of the Defined Contribution Pension Plan were formed with the contributions of the Sponsor, to which the Participants did not have direct access because they had disconnected from the Sponsor prior to their eligibility to the benefits of the Plan. Pursuant to Supplementary Law nº 109 of May 29, 2001, article 20, paragraph 3, the Sponsor shall use the amounts of the Pension Fund for deducting its contributions in the course of years 2007.

The main factor responsible for the formation of surpluses in the Pension Plans, both in the Defined Benefit and Defined Contribution plans, was profitability earned by CITIPREVI in 2006, which was above the actuarial target of the Plans, which is IGP-DI + 6% p.a., in addition to the existing surplus on December 31, 2005.

There is no insufficient reserve in the plans nor overdue obligations. The Company did not record surplus amounts as assets.

The cost of the Company for the period ranging from January 1 through September 30, 2007 including cash disbursements for the sponsoring of the two Pension Plans, as mentioned above, was R$1,583 thousand (R$2,406 thousand in the period from January 1 through September 30, 2006). CITIPREVI's administrative surcharge shall not exceed 15% of total revenues from contributions expected for 2007, as per item 42 of Resolution MPAS/CPC no. 1 of October 9, 1978.

The amount paid by the Company for the quarter ended September 30, 2007 as administrative costs, was R$84 thousand. The Company shall not be held accountable for administrative costs arising from the Related Participant or Self-sponsored Participants who participate in the Defined Contribution Pension Plan and shall not make payments to CITIPREVI as such.

The Company's Bylaws do not establish commitments relative to equity deficiencies.

MANAGEMENT DISCUSSION AND ANALYSIS

Redecard captured, processed and settled a transaction value of R$25.3 billion in credit and debit card transactions in 3Q07, up 22.8% from the same quarter last year. The September year-to-date figure shows an amount of R$71.4 billion (22.9% higher than the same period last year).


VALUE – CREDIT AND DEBIT
(R$BILLION)
23.7%
22.8%
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

At the end of 3Q07, the Company reached 1,098,000 affiliated merchants, which represents a net growth of 9.9% compared to September 2006. In the same period, the active merchant network increased by 15.3%. Besides, the total number of POS deployed reached 731,600 terminals, representing an 18.3% growth when compared to September 2006. The number of wireless POS in operation increased from 27,900 in September 2006 to 45,900 in 2007, a growth of 64.5%.


POS BASE NETWORK (# THOUSAND)
14.6%
18.3%
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

The CAPEX of POS equipment was R$76.3 million between January and September 2007, to purchase 169,000 new terminals. A large number of these new terminals was intended to meet the increasing demand, while 90,500 machines were used to replace older equipment in order to keep the POS network updated, thus increasing security in transaction capture and allowing cost reductions in equipment maintenance.

The ongoing security improvement in capturing and processing transactions remains Redecard's strong commitment with the electronic payment industry in Brazil. For that purpose, POS equipment compatible with smart card technology (chip cards) increased from 90.9% of the installed base at the end of June to 94.8% in September 2007. Continuing the data encryption program of transactions carried out with magnetic strip cards without chip, in September 2007, 90.1% of transactions were encrypted through POS, up from 83.7% in June.

Besides efforts on optimizing the transaction capture security, the Company has been contributing to the ongoing improvement of the payment processing industry with the launch of new products. Foneshop, announced in the second quarter, is already in operation and a Brazilian major payment card issuer is going to launch the payment via mobile handsets by the end of the year, and the use of mobile phones as a means for capturing will be expanded to other segments.

Redecard launched new products in the 3Q07, as follows:

Pre-paid mobile phone recharging:
This service is available at POS equipment installed in small and medium-sized affiliated merchants in the city of São Paulo, and allows users to purchase credits for their prepaid mobile phones, firstly for the greatest mobile telecom company in Brazil, using the MasterCard Maestro and Redeshop debit cards of any issuing bank. Agreements with two other mobile phone companies are in the final stage of negotiations. The mobile phone company pays both Redecard and the affiliated merchant with a percentage of the amount credited. The revenue is not significant for Redecard, however, it does maximize the use of the POS equipment, offers convenience to clients who have pre-paid mobile phone and debit cards, as well as attracts more customers to the stores and provides an additional revenue to the merchant.

Compre & Saque (Purchase & Cash):
Allows MasterCard Maestro and Redeshop debit cardholders to withdraw cash (limited to R$100.00) when they purchase at affiliated merchants. There is no cost or revenue for any of the participants (Redecard, issuing bank, merchant or cardholder). The objectives of this product are:(i) provide greater security to cardholders comparing to street-side ATMs; (ii) attract more customers to the store; (iii) stimulate the usage of debit cards at the affiliated merchants. Currently, the Compre & Saque (Purchase & Cash) product is available at a drugstore chain in the São Paulo city as a pilot project, which will roll out by the end of the year, including five large supermarket chains and restaurants in Brazilian Southeast region. Three large issuing banks have already adopted this new product.

Parcele+ (Installment+) by MasterCard:
It is a solution to stimulate purchases in installments using MasterCard Maestro card, in segments where consumer-finance companies have a strong presence, such as: electrical appliances, gardening, homing, home building materials and hardware, furniture, auto parts, tires and accessories, electronics, computer equipment, etc. Through MasterCard Maestro or Parcele+ Card, issued by banks and financial institutions, the holder can pay for their purchases in up to 36 monthly installments, and the first one may be paid in up to 60 days. The merchant establishes the price, term and interest rate conditions to the customer, based on the financial cost agreed with Redecard.

The merchant advantages are: (a) low operating costs through the usage of POS equipment already installed and cardholder pre-approved credit line, instead of handling of post-dated checks or financing applications forms, for instance; (b) increasing the purchase power of cardholders by means of additional credit and extension of the payment term; (c) next day settlement of the total sales amount, regardless the number of monthly installments; (d) providing an alternative to interest-free installment program mainly to merchants without funding and to sales divided into more than 12 installments. For cardholders, the main advantages are the extension of the financing term (up to 36 installments), allowing the purchase of expensive products, as well as providing a fast and simple purchasing process. Redecard's revenue consists of administration fee agreed negotiated with stores, with an interchange structure similar to the one used in the debit product, as well as a percentage paid by the issuer, calculated on the amount credited to the merchant. The trial project will be conducted in the cities of Campinas and Curitiba, starting with five hundred affiliated merchants, increasing up to 2,000 merchants by February 2008. Redecard's initial partner is Itaú bank, accounting for the issuance of 250,000 cards and also responsible for advertising in the local media. The Company is expecting to conclude the assessment of the trial project in 2Q08.

Description of the Income Statement's Main Lines

Operating Revenues

The Company's main source of revenues derives from capturing, transmitting, processing and settling commercial and financial transactions carried out with MasterCard and Diners branded credit and debit cards. These revenues are calculated upon a percentage agreed with merchants (named as administration fee) levied on the amount of captured transactions, and are recorded in the result when the respective transaction is processed, net of interchange fee due to issuers. These revenues are effected when the Company receives from the Issuer the amount corresponding to the captured transaction, net of interchange fee. That happens in average twenty-eight days after the credit card transaction capture, and one day after the debit card transaction capture. The Company pays the amount related to the credit card transaction, net of administration fee, within thirty days in average, after the respective transaction is processed. In credit card transactions made in installments, the administration fee revenue is also effected when the Company receives from the Issuers the amount related to each installment.

In addition, the Company obtains revenues from the rental of POS equipment. The amounts required by this rental vary according to several criteria, such as the merchant's type of business and its location. These amounts are formalized by means of a technology rental agreement. The charging of equipment rental does not depend on the usage of the equipment by the merchant, and the amount corresponding to the rental is discounted when the Company pays the transaction amounts to the merchant.

The Company's other sources of revenue derive from service providing (voucher cards), private label cards and check verification services, obtaining unitary fees per captured transaction.

Cost of Services Rendered

The main items of the cost of services rendered include: (i) fees paid to the brands; (ii) expenses on the telecommunications network and with telephone operating companies; (iii) data-processing expenses; (iv) expenses providing telephone assistance to merchants; (v) POS electronic equipment maintenance expenses; (vi) expenses on materials used by merchants to

capture transactions; and (vii) merchants affiliations through bank branches and independent service providers (ISO).

Depreciation of Capturing Equipment

The expenses with depreciation of capturing equipment include the POS equipment depreciation, as well as the capture network infrastructure.

Administrative Expenses

The main administrative expenses include: (i) premises, which includes property rental and maintenance; (ii) maintenance of administrative systems; (iii) advisors services, such as external auditors and lawyers; (iv) travel and transportation; (v) office supply and document printing and processing; (vi) corporate telecommunications; and (vii) provision for civil suits.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenue.

Human Resources

The appropriate planning and management of human resources are essential for the Company's success. The purpose of the Company's human resources management strategy is to contribute to the vision of turning the Company into the best employer in its industry. The human resources managers develop and carry out standardized procedures and processes of recruiting, training and qualification.

The number of employees at the end of September 2007 was 833, without material changes since 2005.

Nearly 79.0% of the employees work in the Company's headquarters, while 21.0% work in its branches.

Compensation and Benefit Policy

The Company offers the following benefits to its employees: (i) health insurance; (ii) psychological counseling; (iii) life insurance; (iv) day care; (v) meal voucher; (vi) transportation voucher; (vi) supplementary pension plan, among others. Certain employees also receive a car and medical examinations on an yearly basis, as a supplement to the health insurance.

The Company has a variable compensation system for its employees working in the commercial area, which affords them a variable compensation tied to the Company's results and individual targets, in order to recognize and reward individual productivity and encourage the search for excellence standards in the performance of their duties.

Since 2001, the Company has offered a profit sharing program to all its employees, pursuant to federal regulation, whose payment is made every February. The program is based on goals to be reached by the Company and depends on the attainment of profit before income tax projected and approved by the Company's Board of Directors. For the fiscal year ended December 31, 2006, the Company distributed R$15.6 million as profit sharing. Up to September 2007, R$13.0 million was provisioned as profit sharing.

Labor Unions

None of the Company's employees are members of the executive board of the Labor Union of Employees of Trade Independent Agents and in Advisory, Expertise, Information and Research Companies and Accounting Firms of the State of São Paulo, to which the Company's employees are associated. The Company believes that it has a good relationship with labor unions and with its employees, never having had a strike or standstill. Each year, wages paid to employees have been the object of collective bargaining agreements between labor unions and employees.

Stock Option Plan

The Company's bylaws set forth that, within its authorized capital limit, the Company may grant stock or share subscription options to its managers, employees and individuals providing service to the Company, as well as managers and employees of other companies directly or indirectly controlled by the Company, with no preemptive right to the shareholders. No stock option plan has yet been granted by the Company, but the studies have been concluded by the advisory firm and are being discussed by the Senior Management and the Board of Directors.

06.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

COMPARISON OF RESULTS (3Q07 vs. 3Q06)

STATEMENT OF RECURRING INCOME	3Q07	3Q06	Variation	%
Credit	259,559	219,872	39,687	18.1%
Debit	64,550	49,645	14,905	30.0%
Equipment rental	124,209	103,893	20,316	19.6%
Other	21,720	18,034	3,686	20.4%
Gross revenue	**470,038**	**391,444**	**78,594**	**20.1%**
ISS	(16,626)	(14,545)	(2,081)	-14.3%
PIS	(6,083)	(2,745)	(3,338)	-121.6%
Cofins	(28,020)	(16,097)	(11,923)	-74.1%
Revenue net of taxes	**419,309**	**358,057**	**61,252**	**17.1%**
Cost of services rendered	**(141,705)**	**(141,846)**	**141**	**0.1%**
Cost of services rendered	(114,938)	(113,081)	(1,857)	-1.6%
Depreciation of capturing equipment	(26,767)	(28,765)	1,998	6.9%
Gross profit	**277,604**	**216,211**	**61,393**	**28.4%**
Operating expenses	**(82,093)**	**(72,809)**	**(9,284)**	**-12.8%**
Personnel	(31,060)	(29,845)	(1,215)	-4.1%
Administrative	(26,295)	(22,269)	(4,026)	-18.1%
Marketing	(13,208)	(7,062)	(6,146)	-87.0%
Provision for Profit Sharing	(6,738)	(9,083)	2,345	25.8%
Depreciation and Amortization	(1,916)	(2,724)	808	29.7%
Other Operating Expenses and Revenue	(2,876)	(1,826)	(1,050)	57.5%
Financial income	**75,249**	**87,907**	**(12,658)**	**-14.4%**
Financial revenues	126,562	139,089	(12,527)	-9.0%
Financial expenses	(29,045)	(44,372)	15,327	34.5%
Other financial revenues and expenses	(4,716)	(6,810)	2,094	30.7%
IPO expenses	(17,552)	-	(17,552)	n/a
Operating income	**270,760**	**231,309**	**39,451**	**17.1%**
Non-operating income	42	(298)	340	114.1%
Income before income tax and social contribution (LAIR)	**270,802**	**231,011**	**39,791**	**17.2%**
Income tax	(66,677)	(23,771)	(42,906)	-180.5%
Social contribution without profit	(24,443)	(8,810)	(15,633)	-177.4%
Income tax and social contribution	**(91,120)**	**(32,581)**	**(58,539)**	**-179.7%**
Income for the year	**179,682**	**198,430**	**(18,748)**	**-9.4%**
Consortium profit sharing		**(134,674)**		
Redecard S/A net income	179,682	63,756		

ANALYSIS OF THE RESULTS OF OPERATIONS – 3Q07

NET OPERATING REVENUE

Operating revenue increased R$78.6 million, or 20.1%, to R$470.0 million in the third quarter of 2007, compared to R$391.4 million in the same period of 2006. The higher revenue was due to the factors described below:

Operating Revenue

i. Revenue from credit card transactions: increase of R$39.7 million, or 18.0%, due to: (a) the increase of R$41.1 million as a result of the growth of 18.5% in transaction value and; (b) the reduction of R$1.4 million related to the negative variance of 0.005 percentage point in net average administration fee. The year-to-date transaction value reached R$48.1 billion, which represents a growth of 19.2%, compared to the same period of 2006.

ii. Revenue from debit card transactions: increase of R$14.9 million, or 30.0%, due to: (a) the increase of R$15.1 million as a result of the growth of 32.3% in transaction value, and (b) the reduction of R$0.2 million related to the negative variance of 0.002 percentage point in the net average administration fee. The transaction value year to date reached R$23.2 billion, which represents a growth of 31.2%, compared to the same period of 2006.

iii. Rental of electronic POS equipment: increase of R$20.3 million, or 19.6%, due to (a) the increase of R$17.5 million due to the growth of 18.3% in the number of POS electronic equipment base, which achieved 731,600 terminals on September 30, 2007, compared to 618,600 in the same period of the previous year and (b) the increase of R$2.8 million due to the growth of 2.3% in the average rental price, related to the higher share of wireless POS equipment in the base.

iv. Other revenue: increase of R$3.7 million, or 20.4%, when compared to the same quarter of 2006. These revenue items include: (a) revenue from check verification, (b) capture and transmission services for transactions carried out with voucher, (c) capture and transmission services for transactions carried out with private-label cards; among other revenue items.

Taxes

The taxes applicable on operating revenue increased by R$17.3 million, or 51.9%, to R$50.7 million in the three-month period ended on September 30, 2007, compared to R$33.4 million in the same period of the previous year. This growth was due to the factors described below:

i) a change in the PIS and Cofins calculation criterion, as a result of the closing of Redecard Consortium on March 31, 2007. In the period ended on September 30, 2006, PIS and Cofins were calculated according to the tax profile of each associate. This effect in the quarter ended on September 30, 2007 compared to September 30, 2006 was R$8.4 million.

ii) a growth of R$8.9 million, or 21.3%, to R$50.7 million in third quarter of 2007, compared to R$41.8 million in the same period of 2006. This growth is a consequence of the increase of 20.1% in the operating revenues of the company.

TOTAL COST OF SERVICES RENDERED

Cost of Services Rendered

The main items of the cost of services rendered includes: (i) fees paid to the brands; (ii) expenses on the telecommunications network and with telephone operating companies; (iii) data-processing expenses; (iv) expenses providing telephone assistance to merchants; (v) POS electronic equipment maintenance expenses; (vi) expenses on materials used by merchants to capture transactions; and (vii) merchants affiliations through bank branches and independent service providers (ISO).

The cost of services rendered increased R$1.8 million, or 1.6%, to R$114.9 million in the 3Q07, compared to R$113.1 million in the same period of 2006, due to the following items:

i. increase of R$4.0 million, or 16.2%, in the fees paid to the MasterCard brand, mainly due to the growth of 18.5% in credit card values of transaction and the increase of 27.8% in the number of debit card transactions.

ii. decrease of R$4.4 million, or 10.8%, in POS equipment maintenance costs, due to (a) the replacement of 90,500 old terminals in 2007 for new terminals that require lower levels of maintenance, (b) the improvement of POS equipment maintenance processes, substituting technical visits to merchants for specialized telephone service and (c) decrease in expenses of software update of POS equipment due to growing usage of remote process (by phone), what reduces technical visits to the merchants. If these improvements in the equipment maintenance process did not occurred, these expenses would have grown in accordance with growth of the POS equipment base, which increased 18,3% in the period;

iii. increase of R$1.3 million, or 6.1%, in the capturing and processing of transactions expenses, while total transactions increased 18.1% between the periods. This variance includes not only economies of scale, but also improvement in telecom unit prices.

iv. increase of R$0.9 million, or 15.6%, in call center expenses. Although some processes improvement from July to August, 2007, the number of calls from cell phones increased strongly, resulting in a higher level of telecom expenses. However, on September, the number of these calls fell down to prior levels.

Depreciation of Capturing equipment

The expenses with depreciation of capturing equipment include the POS equipment depreciation, as well as the capture network infrastructure. These expenses declined by R$2.0 million, or 6.9%, to R$26.8 million in the 3Q07, compared to R$28.8 million in the same period of 2006. The POS equipment is depreciated within a three-year period and represents the bulk of this expense. As a result, even though the installed POS base has expanded by 18.3% between September 2006 and September 2007, part of the expenses with depreciation in the 3Q06 includes equipment purchased in 2004, which today is fully depreciated, while the third quarter of 2007 includes equipment purchased more recently. The decline in equipment prices

over the last years, which was approximately 50.0%, more than offset the expansion in the base of equipment to be depreciated.

OPERATING EXPENSES

Personnel

Personnel expenses increased R$1.2 million, or 4.1%, to R$31.1 million in the 3Q07, compared to R$29.9 million in the same period of 2006, mainly due to the following factors; (i) an increase of R$1.0 million, or 4.7%, in expenses related to salaries and their respective charges due to the wage adjustment as a result of the collective bargaining agreement of 4.2% in August 2007.

Administrative

The main administrative expenses include: (i) premises, which includes property rental and maintenance; (ii) maintenance of administrative systems; (iii) advisors services, such as external auditors and lawyers; (iv) travel and transportation; (v) office supply and document printing and processing; (vi) corporate telecommunications; and (vii) provision for civil suits.

Administrative expenses increased R$4.0 million, or 18.1%, to R$26.3 million in the 3Q07, compared to R$22.3 million in the same period of 2006, mainly due to the following reasons: (i) increase of R$2.5 million in administrative systems expenses (systems customization and ERP system improvements); and (ii) increase of R$0.6 million, due to independent auditing services in order to evaluate key suppliers risks and standard controls.

Marketing

Marketing expenses increased by R$6.1 million, or 87.0%, to R$13.2 million in the 3Q07, compared to R$7.1 million in the same period of 2006. In prior years, marketing expenses have been concentrated in the fourth quarter, however, Redecard took advantage of some MasterCard campaigns and anticipated a series of promotional actions, many of which in partnership with the brand, issuers and merchants, with the objective of promoting the activation and acceptance of payment cards. The anticipation of the investments in marketing does not change expectations regarding total expenditure in the year, which should reach the amount equivalent of 4% of the net revenue from credit and debit card transactions.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenue.

Other operating expenses grew R$1.1 million, or 57.5%, to R$2.9 million, in the 3Q07, compared to R$1.8 million in the same period of 2006. This growth was mainly due to the increase of operating losses provision, what results from variances in other account receivables.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Financial Income

Financial Revenues and Expenses

Net financial income had a positive variation of R$2.8 million, or 2.9%, to R$97.5 million in 3Q07, compared to R$94.7 million in the same period in the previous year. The main reasons are:

i) the average term for prepayments was increased by 5.6 days, reaching a total of 55.5 days, mainly as a result of the increase in operations of transaction prepayment with credit cards in interest-free installments;

ii) The volume of prepayment to merchants decreased by 6.4% between 3Q06 and 3Q07, confirming the declining trend, according to Redecard's strategy of stimulate the issuance of cards, trough the locking-in bank domicile service to all MasterCard eligible issuers (as described in the Final Offering Memorandum).

Other financial revenues and expenses

Other financial revenues and expenses include: (i) interest and delay fine; (ii) gains and losses on exchange and monetary variations (iii) discounts obtained from suppliers.

The positive variation in other financial revenues and expenses refers mainly to the reduction in monetary variation expenses due to the reversing entry of part of the provisions for tax contingencies.

IPO expenses

All expenses related to the IPO are recorded in this item. On September 30, 2007, these costs reached R$17.5 million.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

September 30, 2007
(R$thousands)

ASSETS	Sep 30, 2007	June 30, 2007	Variance	%
Current Assets	**10,148,941**	**9,018,368**	**1,130,573**	**13%**
Cash and banks	14,154	1,241	12,913	1041%
Issuers account receivables	10,033,635	8,915,360	1,118,275	13%
Other account receivables	47,377	47,822	(445)	-1%
Advances to third party and employees	3,869	3,475	394	11%
Deferred income tax and CSLL	47,225	47,865	(640)	-1%
Advanced expenses	2,681	2,605	76	3%
Non-Current Assets	**224,354**	**209,408**	**14,946**	**7%**
Long-Term Assets	**44,914**	**43,812**	**1,102**	**3%**
Deferred income tax and CSLL	31,237	30,135	1,102	4%
Legal deposits	13,677	13,677	-	0%
Permanent Assets	**179,440**	**165,596**	**13,844**	**8%**
Property, plant and equipment	763,456	721,201	42,255	6%
Accumulated depreciation	(584,016)	(555,605)	(28,411)	5%
	10,373,295	**9,227,776**	**1,145,519**	**12%**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

LIABILITIES	Sep 30, 2007	June 30, 2007	Variance	%
Current Liabilities	**9,730,543**	**9,037,711**	**692,832**	**8%**
Account payables to merchants	8,985,790	8,273,901	711,889	9%
Suppliers	22,168	17,561	4,607	26%
Labor liability	42,011	32,983	9,028	27%
Tax liability	46,654	52,623	(5,969)	-11%
Borrowings	358,512	357,389	1,123	0%
Dividend payables	156,357	178,190	(21,833)	-12%
Consortium result payable				
Other liabilities	119,051	125,064	(6,013)	-5%
Non-Current Liabilities	**642,752**	**190,065**	**452,687**	**238%**
Long-Term Liabilities	**135,156**	**125,804**	**9,352**	**7%**
Provision for contingency liabilities	135,156	125,804	9,352	7%
Shareholders' Equity	**507,596**	**64,261**	**443,335**	**690%**
Shareholders' equity	473,551	53,551	420,000	784%
Profit reserve	34,045	10,710	23,335	218%
Income for the period	443,385	287,027	156,358	54%
Dividends distributed	(443,385)	(287,027)	(156,358)	54%
	10,373,295	**9,227,776**	**1,145,519**	**12%**

Current Assets

On September 30, 2007, current assets are R$10,148.9 million, 13.0% higher than on June 30, 2007. This variation is mainly due to the increase of 13.0% of the Issuers Accounts Receivable balance as compared to the same period last year, especially as a result of the growth in credit transactions' value between the periods.

Long-term Receivables

In September 2007, long-term receivables are R$44.9 million, 3.0% higher when compared to June 30, 2007. This variation is mainly a result of the increase of tax credits from tax contingency provisions.

Permanent Assets

On September 30, 2007, permanent assets were R$179.4 million, 8.0% higher when compared to June 30, 2007. This increase is mainly due to investments made in POS equipment.

Current liabilities

At the end of September 2007, current liabilities were R$9,730.5 million, 8.0% higher than June 30, 2007, mainly due to the increase in Accounts Payable to Merchants, as a result of the increased value of credit card transactions. Despite the higher result in 3Q07 compared to 2Q07, dividends payable are lower in the quarter, due to the constitution of legal reserve, which became necessary after the capital payment.

Long-term Liabilities

At the end of 3Q07, long-term liabilities were R$135.1 million, 7.0% higher when compared to June 30, 2007. This increase is a result of the increase in provisions for tax contingencies.

Shareholders' Equity

The increase in Shareholders' Equity was due to the capital payment in 3Q07, in the amount of R$420.0 million, derived from the public offering and resulting in the return of the legal reserve constitution, which until then was within the limit of 20% of the capital stock.

GLOSSARY

Acquirer: company that holds the license to use the trademarks of the Brands and which is responsible for the affiliation of Merchants, and the capturing, transmission, processing and financial settlement of Transactions.

Brand: company, generally international, that holds the property and franchise rights of its trademarks and logos for use by the Acquirers and Issuers, through specification of general rules for the organization and operation of the credit card and debit card system and other payment methods.

Cardholders: individuals or agents of legal entities that hold the cards and use the products, goods and services granted by the Issuers.

Interchange Fee: part of the Administration Fee that is charged to Merchants by the Acquirers and passed on to the Issuers of the credit cards or debit cards as part of their compensation for the approval of Transactions conducted with cards they have issued.

MDR – Merchant Discount Rate: administration fee charged to merchants.

Merchants: suppliers of the goods and/or services to Cardholders, which are affiliated by the Acquirers.

Net administration fee: administration fee charged to merchants, net of the interchange fee paid to issuers.

Transaction: all and any acquisition of goods and services, fund transfer and cash withdrawal effected by Cardholders in affiliated Merchants in the Country.

13.01 – OUTLOOK

The Company believes that the use of credit and debit cards will continue to grow in the next three years due to the larger number of people that will have access to bank accounts and the change of habit concerning methods of paying for goods and services that has been taking place in recent years, with the decrease in the use of checks and the increase in the use of payment cards and electronic payment methods.

The number of POS terminals set up by the Company in the affiliated merchants is likely, within the next three years, to follow the increase in the number of merchants that will be added to the Company's capture network. The Company believes that the rent charged from the merchants will be reduced in the next three years, mainly due to the decrease in the acquisition value of these machines.

However, the volume of prepayments to merchants on their receivables should present growth indexes lower than the ones seen in the previous year. The tendency is for the Banks that hold the merchants' accounts to increase the pace of credit assignments based on credit card receivables.

15.01 – INVESTMENT PROJECTS

Redecard invested R$76.3 million in transaction capturing equipment (POS) between January and December 2007, representing the acquisition of 169 thousand new units. A great part of that new equipment was aimed at supplying the growing demand, whereas the remaining 90.5 thousand machines were used in the renewal of the installed base with the purpose of consistently updating the facilities, making transaction capturing more secure and affording a reduction in the equipment maintenance costs.

The continuous improvement of security in the capturing and processing of transactions is still Redercard's strong commitment with the Brazilian e-payment industry. With this purpose, POS equipment compatible with the smart card technology increased from 90.9% of the installed base at the end of June to 94.8% in September 2007. Carrying on the encryption program of transactions performed with magnetic strip cards, in September 2007, 90.1% of POS transactions were encrypted, compared to 83.7% in June 2007.

In addition to the efforts to optimize the security in transaction capture, Redecard has been contributing to the continuous innovation in the payment processing industry by launching new products. Foneshop, a product presented in 2Q07, is already operating and a major credit card issuer is going to launch payment via mobile phone by the end of the year; the use of cell phone as a means of capture will also be expanded to other segments.

In 3Q07, Redecard launched the following products:

Prepaid cell phone recharge:

A service available at the POS equipment set up in small and medium commercial buildings in the city of São Paulo in order to make the electronic credit recharge available in prepaid cell phones of the greatest Brazilian operator, initially, through the use of MasterCard Maestro and Redeshop debit cards from any issuing bank. Agreements with two other mobile telephone operators are at the initial negotiation stage. The mobile operator pays both Redecard and the merchant with a percentage on the recharge amount. This revenue is not material to Redecard, but the product expands the use of POS equipment, brings comfort to prepaid cell phone and debit card owners, and increases the flow of people in the merchants, raising their revenues.

Compre & Saque (Buy & Cash):

This initiative allows MasterCard Maestro and Redeshop debit card owners to cash money (limited to R$100.00) when purchasing in merchants affiliated with Redecard. There is no cost or compensation for participants (Redecard, issuer bank, merchant or card holder). The product aims at: (i) providing more security to card holders compared to street ATMs; (ii) increasing client flow at the point of sale; and (iii) stimulating debit card utilization at purchases. Currently, Buy & Cash is available at a drugstore network in the city of São Paulo, and the trial project should be expanded to five other large supermarket and restaurant networks in the Southeast region of the country by the end of the year. Three large issuer Banks have already adopted this new product.

Parcele+ por MasterCard (Pay in more installments with MasterCard)

This is a solution to pay for purchases in more installments when using MasterCard Maestro card, in sectors that count heavily on financing, such as: household appliances, gardening, bed, table and bath linen, construction material and hardware, furniture in general, auto parts, tires and accessories, household appliances, electronics, computers and accessories. Through a MasterCard Maestro or Parcele+ card, issued by Banks and financial institutions, the holder may divide their purchases into up to 36 monthly installments, paying the first one in up to 60

days. It is worth pointing out that the merchant establishes the price and term conditions and the interest rate, based on the financial cost agreed with Redecard.

The trial project will be conducted in the Campinas and Curitiba markets, and will include, initially, five hundred affiliated merchants, which may reach 2 thousand by February 2008. Redecard's initial partner, Banco Itaú, is responsible for the initial issue of 250 thousand cards, in addition to broadcasting commercials on local media. The Company expects to finish assessing the trial project in 2Q08.

Company's investments are being focused on the expansion of its activities and were basically distributed as follows in the periods indicated:

R$ million	Years ended on December 31,			Periods ended on September 30,	
	2004	2005	2006	2006	2007
Electronic Transaction Capturing Equipment [1]	106.2	113.5	95.3	78.0	82.6
IT Equipment (Office automation)	10.6	4.9	6.0	1.8	4.8
Other	10.3	5.9	6.2	3.5	3.1
Total	127.1	124.3	107.5	83.3	90.5

[1] Investments presented here refer to "POS" capturing equipment, R$76.3 million in the period from January to September 2007, and investments in network capturing equipment, such as software, hardware, telecommunication equipment, etc.

Investments in electronic transaction capturing equipment are made due to the increase in the affiliated merchant base that remain active. Currently, almost all the transactions captured by the Company (99.9%) originate from electronic transaction capturing equipment, whether they are owned by the Company or by the merchants themselves. These investments reduce the Company's and the merchant's operating costs, and improve the security of transactions carried out with payment cards.

OTHER INFORMATION DEEMED AS RELEVANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Risks Related to Brazil

The Federal Government has exercised and still exercises significant influence on the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect the Company's activities and the market value of its Shares.

The Brazilian economy has been marked by frequent, and sometimes substantial, interventions from the Federal Government, which often modifies the monetary, credit and tax policies, among others. The Federal Government's actions to control inflation and other governmental policies have involved in the past increases in interest rates, changes in the fiscal policy, price control, currency depreciation, capital flow control and certain limits on imported goods and services, among others. The Company does not have control and cannot predict which measures or policies the Federal Government may adopt in the future. The Company's business, financial conditions and results of operations, as well as the market value of its Shares, may be adversely affected due to changes in the public policy at a federal, state and local level, referring to public taxes and exchange controls, as well as other factors, such as:

- interest rates;
- exchange control and restrictions on offshore remittances;
- exchange rate variations;
- inflation;
- liquidity in the financial and capital domestic markets and loan markets;
- fiscal policy and tax regime; and
- measures of political, social and economic nature that are adopted or may affect Brazil.

The uncertainty regarding the implementation of changes by the Federal Government in policies or rules that might affect these or other factors in the future may contribute to the Brazilian economic uncertainty and increase the volatility of the Brazilian securities market and of the securities issued abroad by Brazilian companies.

Risks Related to the Payment Card Industry and to the Company

The Company faces competition in the Brazilian payment card industry.

The Company is the only one, though not exclusive, Acquirer of MasterCard and Diners branded credit and debit cards in Brazil. The Company's competitive position depends on its ability to maintain its market share by retaining and increasing the number of merchants that accept MasterCard cards as a means of payment for goods and services. The Company's market share may also be adversely affected if foreign or domestic competitors start to affiliate merchants in order to accept new brands or the Acquirer's own brands. Should foreign or domestic acquirers, with capital and technological resources, enter this market, in a noteworthy scale, and become Acquirers of MasterCard brand, the Company's market share may be significantly reduced, adversely and substantially affecting the Company.

In addition, some companies are already authorized by MasterCard International to operate in the Brazilian market as an Acquirer of MasterCard International. Up to date, the Company believes that these Acquirers have not yet started their operations of affiliating merchants for acceptance of MasterCard branded credit and debit cards. In case these new Acquirers start these operations, the Company's competitive position may be adversely affected.

The Company also faces competition from other payment methods, such as cash and check. In 2006, transactions with payment cards in the Brazilian market accounted for only 17.6% of total private consumption in Brazil. It is not possible to ensure that the payment processing industry will show a substantial increase, which may adversely affect the Company.

We cannot ensure that the Company will continue to compete successfully in the payment card industry or that it will maintain its historical market share levels. In case the Company does not satisfactorily correspond to changes in the market or to the competition, its results may be adversely affected.

The Company mainly relies on the MasterCard brand and on the number of cards of this brand issued to maintain its competitive position in the market.

Currently, the Company affiliates merchants exclusively for the acceptance of MasterCard and Diners cards. In case the Company stops affiliating these brands, its results of operations and financial condition may be adversely and significantly affected. In addition, the Company's competitive position in the payment card industry is also affected by the number of MasterCard cards issued. In view of the increasing competition from new brands or other brands already existing against MasterCard in Brazil, the amount of cards issued by Issuers with the new brands or other existing brands may increase. The Company may be adversely affected if MasterCard cards lose market share in the Brazilian market to new brands or other already existing brands.

The Company is subject to the policies and rules imposed by the brands.

The Company must perform its operations in compliance with the policies and rules set forth by the MasterCard and Diners brands. Any material changes in the policies and rules of the brands, especially those of the MasterCard brand, may cause a significant and adverse effect on the Company.

The Company depends on the maintenance of Acquirer license by MasterCard

The Company operates as an Acquirer in Brazil under a non-exclusive license granted by MasterCard International, which confers to MasterCard International rights such as granting other licenses to other Acquirers in Brazil, among others. Under that license, Redecard must disclose any change in share control prior to its conclusion. MasterCard International is entitled to terminate the license at its own discretion and/or set the conditions for its maintenance, pursuant to its Rules and Bylaws. The license agreement executed between Redecard and MasterCard International is subject to the laws of the state of New York, in the United States of America. We cannot guarantee that the license granted by Mastercard International will be maintained and, should it be cancelled, the Company may be adversely affected.

The Company's failure to adopt new payment methods, associated with new Technologies, may cause a significant and adverse effect on the Company's results of operations and financial condition.

The payment card industry must be continuously monitored in order to track the changes in cardholders' preference, as well as technological advances. New payment methods, associated with new technologies, for instance, transactions carried via mobile phone, are expected to be developed and implemented in order to meet the cardholders' needs for convenience, readiness and security in the use of credit and debit cards. In case the Company is not able to track the trends of payment cards industry and changes in Cardholders' preferences, as well as to

implement new payment methods and acquire new technologies, its results of operations and financial conditions may be adversely and significantly affected.

The non-authorized disclosure of data regarding affiliated merchants and cardholders included in the Company's information systems may cause a significant and adverse effect on the Company.

The Company's information systems are exposed to third parties' violations aiming at the fraudulent use of data regarding merchants and cardholders. If the Company's information systems are violated and non-authorized disclosure of data regarding merchants and cardholders occurs, the Company will be exposed to frauds which may result in civil liability, risks to its reputation and court claims with potentially high amounts, which may cause a significantly and adverse effect on the Company.

The Company's or third parties' systems may fail due to factors that are beyond the Company's control.

The Company depends on an efficient and uninterrupted operation of its information technology systems, software, information storage center and telecommunications network, as well as third parties' systems. The Company's or third parties' systems may be exposed to damages or interruptions due to several factors that are beyond the Company's control, such as fire, natural disasters, power failure, failure in telecommunications systems, virus or violation of information technology systems. Flaws, virus or violation of the Company's and third parties' systems, errors or delays in processing payment transactions and failures in the telecommunications systems may cause a significant and adverse effect on the Company.

Merchants' pressures to decrease the Administration Fee and increase exchange the Interchange Fee imposed by the brands may have an adverse impact on the Company.

The Company is subject to changes in the Interchange Fees imposed by the brands, as well as to reductions in its Administration fees owing to free competition in the payment processing industry. In 2006, the Interchange Fee of the MasterCard brand was increased, and we cannot predict when and if new increases will be imposed by this brand. In case the Company undergoes further increases in Interchange Fees paid to the Issuers or a decrease in Administration fees charged by merchants, its profit margins and results of operations may be adversely affected.

Laws and rules that might be issued in order to regulate the Brazilian payment card industry may cause an adverse effect on the Company's operations and results.

Several legislative bills intended to regulate different aspects of the payment card industry are under development at the National Congress. Recently, a new bill was presented to the Senate, which also aims at regulating the payment card industry. Said bill is still at a preliminary stage and was has not yet been submitted to the Federal Senate's proper commissions. It is not possible to predict whether the referred bills will be approved, and, if they are, it is not possible to foresee the impact that the approved legislation will have on the Company's financial results.

The loss of the senior management may have a substantially adverse effect on the Company.

The Company's ability to maintain its competitive position depends largely on the services of its senior management. None of the senior management members is subject to long-term labor or to non-competition agreements. There is no guarantee that the Company will be able to hold the

members of its current management or hire new qualified members. The loss of some of the Company's senior management members or its inability to attract and hold experienced members may prevent the Company from reaching the expected operating results.

Risks related to the Shares and the Offering

The sale of significant numbers of Shares after the Offering may cause the price of the Shares to fall.

The Company, the members of the Company's Board of Directors and Board of Executive Officers, as well as the Controlling Shareholders, agreed, with due regard for certain exceptions, not to issue, offer, sell, contract the sale, grant any preference, right or guarantee for purchase, lend, give as guarantee or otherwise dispose of, directly and indirectly, any of the Shares or any securities convertible into shares, which can be exchange for Shares, or representing the right to receive Shares within 180 days as of the date of the Final Prospectus. Said parties also agreed not to enter into a swap or any other agreement transferring to third-parties the total or partial proceeds of the Shares' owners within 180 days as of the date of the Final Prospectus. After the end of that period, these Shares are free to be sold to the public. In addition, according to the *Novo Mercado* Regulation, Controlling Shareholders, officers and members of the board of directors must not sell or offer the Shares and derivatives related to the Shares during the first six months after the Offering, starting on the date when the Shares were first traded on *Novo Mercado*. After this six-month period, the Controlling Shareholders, officers and members of the board of directors must not sell of offer more than 40.0% of the Shares or derivative instruments related to the Shares acquired after the Offering.

If the shareholders sell their shares or if the market suspects that the Company intends to sell its Shares or a significant number of them, the market price of the Shares may decrease substantially.

The Company may need additional capital in the future, by means of the issuance of securities, which may affect the price of the Shares and result in a dilution of the Investor's interest in the Shares.

The Company may need to raise funds by means of a public or private issuance of shares or securities convertible into or exchangeable for shares. Any funding by means of distribution of shares or securities convertible into or exchangeable for shares may result in an alteration in the price of the Shares and in a dilution of the investor's interest in the Shares.

The Company's Bylaws do not set forth any restrictions on the withdrawal of mechanisms for protection against share distribution and attempts at hostile acquisition of the Company by third parties.

The Company's Bylaws include a provision concerning the protection against attempts at hostile acquisition of the Company by third parties. This provision requires that any acquiring shareholder, (as set forth in the Company's Bylaws) who comes to be entitled to shareholders' right referring to 26% or more of the Company's capital stock (excluding the treasury shares and the involuntary shareholding additions specified in the Bylaws), carry out a public offering for the acquisition of the total number of shares issued by the Company, for the price established pursuant to the Bylaws and the applicable legislation, within 30 days as of the acquisition date or the date of the event that resulted in the ownership of this number of shares or rights. However, the Bylaws does not set forth any mechanisms that impose restrictions on the withdrawal of the provision regarding the acquiring shareholder's need to carry out said public offering of shares in the events provided for in the Company's Bylaws. Thus, the

Company's General Meeting may resolve on the exclusion of said provision from the Company's Bylaws.

The holders of Shares may not receive dividends or interest on own capital.

According to the Company's Bylaws, the Company must pay its shareholders a minimum of 40.0% of its annual net income, calculated and restated pursuant to the Brazilian Corporate Law, as dividends or interest on own capital. The net income may be capitalized, used to offset a loss or withheld pursuant to the Brazilian Corporate Law and may not be available for the payment of dividends or interest on own capital. In addition, the Brazilian Corporate Law allows a publicly-held company, such as the Company, to suspend the mandatory dividend distribution in a specific fiscal year, in case the Board of Directors informs the General Extraordinary Meeting that the distribution would be incompatible with the Company's financial situation.

Liquidity and Capital Resources

The Company's operations are substantially financed by the cash generation from its operating activities, by means of contracting working capital loans and financings, and, after this Offering, through the proceeds from the Primary Offering.

The Company believes that the operating cash generation and the proceeds from the Primary Offering will be sufficient to meet its liquidity needs and financial commitments.

Suppliers

The Company's main suppliers render services related to transaction data processing, telephone assistance to merchants, maintenance of POS equipment, among others.

The Company understands that the following services are relevant: (i) data processing and telephone assistance services provided by the suppliers Orbitall and Atento, respectively, since, should such agreements be terminated, the costs related to obtaining other suppliers and the reestablishment of these services would be relatively high, and (ii) services provided by manufacturers of transaction capturing equipment (POS), as that equipment has a specific technology that requires that maintenance services be provided by their respective manufacturers, the main of which are: Ingenico do Brasil Ltda., Lipman do Brasil, Hypercom do Brasil Indústria e Comércio Ltda., Netset - SP Tecnologia e Serviços em Teleinformática Ltda., Verifone do Brasil Ltda. and Speedpak Encomendas Expressas Ltda.

For further information about the agreements signed with Orbitall, Atento and the suppliers of transaction capturing equipment (POS), see "Material Agreements" below.

Human Resources

The appropriate planning and management of human resources are essential for the Company's success. The purpose of the Company's human resources management strategy is to contribute to the vision of turning the Company into the best employer in its industry. The human resources managers develop and carry out standardized procedures and processes of recruiting, training and qualification.

The number of employees at the end of September 2007 was 833, without significant changes from 2005.

Approximately 79.0% of employees work in the Company's head office, and 21.0% in its branches.

Compensation and Benefit Policy

The Company offers the following benefits to its employees: (i) health insurance; (ii) psychological counseling; (iii) life insurance; (iv) day care; (v) meal voucher; (vi) transportation voucher; (vi) supplementary pension plan, among others. Certain employees also receive a car and medical examinations on an yearly basis, as a supplement to the health insurance.

The Company has a variable compensation system for its employees working in the commercial area, which affords them a variable compensation tied to the Company's results and individual targets, in order to recognize and reward individual productivity and encourage the search for excellence standards in the performance of their duties.

Since 2001, the Company has offered a profit sharing program to all its employees, pursuant to federal regulation, whose payment is made every February. The program is based on goals to be reached by the Company and depends on the attainment of profit before income tax projected and approved by the Company's Board of Directors. The Company paid US$15.6 million in profit sharing for the year ended December 31, 2006. In The first nine months of 2007, R$19.0 million were provisioned for profit sharing.

Labor Unions

None of the Company's employees are members of the executive board of the Labor Union of Employees of Trade Independent Agents and in Advisory, Expertise, Information and Research Companies and Accounting Firms of the State of São Paulo, to which the Company's employees are associated. The Company believes that it has a good relationship with labor unions and with its employees, never having had a strike or standstill. Each year, wages paid to employees have been the object of collective bargaining agreements between labor unions and employees.

Insurance

The Company has insured all its facilities and equipment and considers the coverage amounts contracted to be adequate for a company of its size and enough to cover risks inherent to its operations. For the year 2007, insurance expenses are estimated at approximately R$0.2 million.

Material Agreements

Agreements with MasterCard International

On November 15, 1996, Redecard entered into a Brand Licensing Agreement with MasterCard International, whereby Mastercard International authorized the Company, on a non-exclusive basis, to use the Mastercard brand in the affiliation of merchants. This agreement has an undetermined term, and Redecard must follow the standards, regulations and policies set forth by Mastercard International in the affiliation of merchants, which include rules regarding the merchant's signaling and rights of property of the brands, among others.

On October 24, 2002, Redecard entered into a Brand Licensing Agreement with MasterCard International, whereby Mastercard International authorized the Company, on a non-exclusive

basis, to use the Redeshop brand, which had been previously acquired by MasterCard International from Credicard.

On March 29, 2004, Redecard entered into a service agreement with MasterCard Brasil Soluções de Pagamento Ltda. for services previously rendered and charged by MasterCard International, included in the "MasterCard Consolidated Billing System Manual".

On April 27, 2005, Redecard entered into a Brand Licensing Agreement with MasterCard International, whereby Mastercard International authorized the Company, on a non-exclusive basis, to use the MarterCard Brands, including MasterCard Maestro and other logos of the MasterCard brands.

All licenses assigned by MasterCard International to Redecard were granted on a non-exclusive basis, and, thus, MasterCard maintained the right the grant licenses of use of the MasterCard Brands to other Acquiring companies in Brazil.

In view of the execution of such agreements, Redecard is subject to the Bylaws and Policies of MasterCard International ("Rules"), which are incorporated by reference to such agreements. The purpose of the relationship between the Company and the MasterCard brand is the establishment of conditions on an arm's length basis.

MasterCard International, pursuant to the terms of the license agreement, has the right to terminate the agreement, revoking the license, in certain circumstances, such as: (1) if Redecard ceases to be a member of MasterCard International, (2) if Redecard fails to comply with the criteria established for the use of the brand or with any of the clauses in the license agreement, or (3) if Redecard discontinues the use of the brand for over one year. In case one of these events takes place, allowing the termination of the license agreement by MasterCard International, the latter must notify Redecard of such event, and Redecard must solve the non-compliance within 90 days. In case the non-compliance is not solved, the agreement will be automatically terminated at the end of the 90-day period. MasterCard International may also terminate the agreement in case it is unable to fulfill the obligations set forth therein as a result of the legislation, regulations or rules imposed by the Brazilian government.

MasterCard International, with due regard for the terms of its Regulations and Bylaws, has the right to revoke the license and/or impose conditions for its maintenance, in some cases and at its own discretion.

Particularly, pursuant to the Rules, MasterCard International may, temporarily and at its own discretion, (1) cancel Redecard's status as an associated member of MasterCard International and/or one or more of Redecard's licenses, which may result in the termination of the license agreement, as clarified above, or (2) change or add Redecard's rights and/or obligations, in particular circumstances, including: (a) in case Redecard's activities or financial situation put MasterCard International and/or its other associated members at risk regarding potential monetary responsibility; and/or (b) if Redecard's activities harm the value of the MasterCard International brand. Furthermore, pursuant to the Rules, Redecard must inform MasterCard International if there is any change in its share control or transfer of affiliated merchants' portfolio; Redecard's failure to inform MasterCard of such event will entitle MasterCard to terminate the license agreement. MasterCard International may, temporarily and at its own discretion: (1) cancel Redecard's status as a member of MasterCard International and/or one or more of Redecard's licenses, which may result in the termination of the license agreement, as clarified above, or (2) change or add Redecard's rights and/or obligations, or cancel Redecard's status as member, in the event of (a) transfer of control to another entity, (b) merger or incorporation with another entity, (c) substantial sale of all assets or portfolio of Redecard's

affiliated merchants, (d) change of control, whereby Redecard becomes a governmental agency or a governmental regulating authority, or (e) transfer or attempt at transferring, on Redecard's part, of its status as member. In addition, according to the Rules, MasterCard International will review Redecard's financial situation periodically, and may require additional guarantees to keep Redecard as a member of MasterCard International. For more details regarding that, refer to "Operations with Related Parties Surety in favor of MasterCard International".

The agreements executed by Redecard with MasterCard International are subject to the legislation of the State of New York of the United States of America.

In the fiscal year ended on December 31, 2006, the total amount paid by the Company as a result of the agreements referred to above was R$94.6 million. Up to September 2007, the amount paid to the brand is R$63.8 million.

The financial obligations of these agreements are guaranteed by a surety rendered by Brazilian banks in the amount of R$1.1 billion, in favor of MasterCard International.

Agreements of Merchant Affiliation and Adhesion to the Redecard System

The standard agreements of merchant affiliation and adhesion to the Redecard System are agreements through which the Company affiliates the merchant for the acceptance of MasterCard and Diners branded payment cards, establishes the terms and methods for the financial settlements of the transactions, provides the equipment for transaction electronic capturing (POS Equipment) and formalizes the amounts of the respective monthly rental, sets the procedures and rules of respective brands to be respected by the merchants and by Redecard itself, makes new services and products available for merchants, and defines the Administration fee that will be charged from the merchant. These agreements are executed for an indeterminate term.

Agreements of Transaction Capturing Equipment (POS) Maintenance

Redecard is provided maintenance services for the transaction electronic capturing equipment (POS), through agreements executed with the respective equipment manufacturer. The maintenance consists in replacing parts and devices necessary for the equipment's safe operation. Due to the technical features of each equipment, its respective manufacturers keep exclusive rights to these maintenance services.

There is an additional agreement with a telephone assistance company to provide the first assistance to merchants looking for maintenance of their POS equipment owned by the Company. This is not an exclusive service and can be contracted from other specialized companies. The contracting process follows the procedures of public biddings.

These agreements include descriptions and prices for the following services: (a) charges of laboratory and field applications; (b) telephone assistance for equipment maintenance and adjustments; (c) laboratory and field maintenance services; (d) assistance in fairs and events; (e) technical assistance services; and (f) structure to put the contingency plan into practice. Through these agreements, Redecard has guaranteed the proper operation of the terminals during their useful life.

The companies rendering these services are the manufacturers of POS equipment, such as Verifone, Ingenico, Lipman, Dionica, Hypercom. Cmagnani renders telephone assistance services for the first maintenance of the equipment. These agreements have a two-year term, which has enabled revisions and periodic prices decreases.

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

The agreements with the companies that manufacture POS equipment may be terminated upon a 60-day previous notice, while the agreement entered into with Cmagnani may be terminated upon a 90-day previous notice. No charge is provided for the premature termination of these agreements.

The termination of the agreements with the companies that manufacture the POS equipment may result in the suspension for an indeterminate period of the maintenance services for the equipment acquired from the respective manufacturing company, due to the fact that Redecard depends on the replacement of parts and devices which are exclusively supplied by these companies.

In the first nine months of 2007, the amount paid by the Company for the aforementioned services was R$69.3 million.

Service Agreement with Orbitall

On June 30, 2006, Redecard and its related party Orbitall (controlled by Itaú, which is also Itaucard's controlling shareholder) entered into a service agreement, with retroactive effects to January 1, 2006, whereby Orbitall renders services of (i) data processing, (ii) availability and periodic maintenance of infrastructure for hardware and software equipment for Redecard's headquarter and branches, (iii) support, management, operation, data processing platform administration, among others.

The services contracted have levels and prices equivalent to the market's, and the last price review was carried out at the end of 2005, supported by a consulting company specialized in information technology. The agreement is valid up to December 31, 2008, and may be terminated after the twenty-fourth month from its beginning, free of charge, upon a 180-day prior notice between the parties.

In the first nine months of 2007, the amount paid by the Company for the services rendered by Orbitall was R$36.2 million. As the services require a specialization and knowledge of the Company's business, if the Company changes the service rendering company, this will entail additional costs to Redecard. Up to this moment, there are no signs of changes in the supplier for the services included in this agreement.

Telephone Assistance Agreement with Atento

On February 15, 2007, the Company entered into a Private Instrument of Agreement of Electronic and Assisted Telephone Assistance and Other Covenants with Atento, whereby Atento renders electronic and assisted telephone assistance services to the merchants affiliated by the Company, as well as telemarketing services in the affiliation of new merchants.

The call centers answer more than 2.2 thousand calls a month, which include authorizations for transactions carried out manually, receipt of requests for prepayment of receivables, rendering of technical support to POS equipment, among others.

The agreement may be terminated, by any party, starting from the nineteenth month as of its execution and only upon a 120-day prior notice. Up to the nineteenth month, the termination may occur mainly as a result of insolvency or bankruptcy of the parties or the Company's delinquency, or if Atento fails to comply with the service agreement.

In the first nine month of 2007, the amount paid by the Company for the services rendered by Atento was R$30.4 million.

Administrative and Legal Proceedings

The Company is a party in some legal and administrative proceedings of civil, tax and labor nature, arising from the ordinary course of its business.

The Company's provisioning policy is to constitute provisions for 100.0% of the amounts involved for tax and labor contingencies. For civil contingencies, the provision is constituted based on the development of the proceedings and considering the opinion of the external legal counsel hired by the Company. The amounts provisioned for the civil proceedings are the ones referring to the proceedings deemed as involving a probable loss. The Company believes that no individual outstanding legal or administrative proceeding, if judged against the Company, could have a significant negative impact on the Company's financial situation or results of operations.

Tax proceedings

On September 30, 2007, the Company was party in approximately 12 legal proceedings and one administrative proceeding, discussing restated values of approximately R$135 million. On that date, the consolidated amount of the provisions to cover losses related to these proceedings was R$135 million ***(Note 12 Contingent Liabilities).***

Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Currently, the Company is discussing the tax assessment carried out by the Federal Revenue Service, referred to the IRPJ and CSLL credit requirements due to the non-acknowledgement, by the Federal Revenue Service, of the Company's deductibility of expenses resulting from frauds at the calculation of IRPJ and CSLL. The Ministry of Finance's Taxpayers Council cancelled the tax assessment, thus accepting the voluntary appeal filed by the Company. However, the Federal Revenue Service filed an appeal at the Appeal Chamber, which still awaits court decision. This discussion amounts to approximately R$26.0 million. According to the understanding of the Company's internal attorneys, the possibility of loss is remote, which led the Company to not constitute a provision for that amount.

Civil and regulatory proceedings

On September 30, 2007, the Company was connected to 795 civil proceedings. The Company's provisioned amount is R$7 million and corresponds to the proceedings in which the probability of loss is likely, according to estimates by the Company's internal and external attorneys.

Additionally, the Federal Public Attorney's Office instituted a preliminary injunction for the main claim of cartel formation against all the Acquirers, related to the Administration Fees and rental of POS equipment. However, up to the present date, the Company has not recorded a provision for this proceeding, as it understands that the possibility of success is remote, in view of recent decisions by the Administrative Council for Economic Defense (CADE), in two administrative proceedings filed against the Acquirers, in which the cartel formation was not acknowledged at the determination of the Administration Fee and rental of POS equipment charged from the authorized merchants.

Labor proceedings

On September 30, 2007, the Company was defendant in 132 labor proceedings, which amounted to R$8.5 million. The estimated total loss from these proceedings is R$8.5 million, for

which a full provision was constituted, according to the assessment of the Company's internal attorneys based on calculations performed by an expert accountant hired by the Company.

SHAREHOLDERS OWNING MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO THE INDIVIDUAL LEVEL
SHAREHOLDING ON SEPTEMBER 30, 2007

Company: Redecard S.A.			Shareholding on 07/13/2007 in shares	
Shareholder	Shares		Total	
	Number	%	Number	%
BANCO CITIBANK SA	161,201,298	23.95%	161,201,298	23.95%
BANCO ITAUCARD SA	156,201,298	23.21%	156,201,298	23.21%
DIBENS LEAS S ARR MERCANTIL	127,820,698	18.99%	127,820,698	18.99%
UNIBANCO PARTICIPAÇÕES SOCIETÁRIAS SA	28,380,249	4.22%	28,380,249	4.22%
Other	199,367,162	29.62%	199,367,162	29.62%
Total	672,970,705	100.00%	672,970,705	100.00%

CORPORATE CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SHAREHOLDING ON SEPTEMBER 30, 2007

Name: Banco Itaucard S.A.			Shareholding on 07/13/2007 in shares/quotas	
Shareholder/Quotaholder	Ordinary Shares/Quotas		Total	
	Number	%	Number	%
BANCO ITAU HOLDING FINANCEIRA	232,057,888,583	98.88%	232,057,888,583	98.88%
OTHER	2,632,303,253	1.12%	2,632,303,253	1.12%
TOTAL	234,690,191,836	100.00%	234,690,191,836	100.00%

CORPORATE CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SHAREHOLDING ON SEPTEMBER 30, 2007

Name: Banco Citibank S.A.			Shareholding on 07/13/2007 in	
Shareholder/Quotaholder	Ordinary Shares/Quotas		Total	
	Number	%	Number	%
CITIBANK OVERSEAS INVEST CORPORATION	27,304,522,909	100.00%	27,304,522,909	100.00%
TOTAL	27,304,522,909	100.00%	27,304,522,909	100.00%

Note: CITIBANK OVERSEAS INVEST CORPORATION is a company headquartered in the United States.

CORPORATE CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SHAREHOLDING ON SEPTEMBER 30, 2007

Name: Dibens Leasing S.A. - Leasing			Shareholding on 07/13/2007 in	
Shareholder/Quotaholder	ON/Quotas		Total	
	Number	%	Number	%
UNIÃO BANCOS BRASILEIROS S/A	356,579,409	100.00%	356,579,409	100.00%
TOTAL	356,579,409	100.00%	356,579,409	100.00%

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CORPORATE CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL SHAREHOLDING ON SEPTEMBER 30, 2007				
Name: Unibanco Participações Societárias S.A.			Shareholding on 07/13/2007 (in	
(Shareholder/Quotaholder)	ON/Quotas		Total	
	Number	%	Number	%
DIBENS LEASING S/A ARRENDAMENTO MERCANTIL	15,101,744	100.00%	15,101,744	100.00%
TOTAL	15,101,744	100.00%	15,101,744	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS AND MANAGEMENT AND OUTSTANDING SHARES Shareholding On September 30, 2007				
Shareholder	Number of Common Shares (Units)	%	Total Number of Shares (Units)	%
CONTROLLING SHAREHOLDER	161,201,298	23.95%	161,201,298	23.95%
MANAGEMENT	-	0.00%	-	0.00%
BOARD OF DIRECTORS	7	0.00%	7	0.00%
OTHER SHAREHOLDERS	511,769,400	76.05%	511,769,400	76.05%
TOTAL	672,970,705	100.00%	672,970,705	100.00%
OUTSTANDING SHARES	511,769,400	76.05%	511,769,400	76.05%

The Company is bound to arbitration at the Market Arbitration Panel, pursuant to the Commitment Clause included in its Bylaws.

Redecard S.A.

Special Review Report of Independent Auditors on the Quarterly Information (ITR)

Quarter ended on September 30, 2007

Special Review Report of the Independent Auditors

To the
Board of Directors and Shareholders of
Redecard S.A.
São Paulo - SP

1. We have conducted a special review of the Quarterly Information (ITR) of Redecard S.A. for the quarter ended on September 30, 2007, comprising the balance sheet, statement of income, performance report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2. Our review was conducted in compliance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Board (CFC), and comprised mainly: (a) inquiry and discussion with managers responsible for the Company's accounting, financial and operational areas, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of subsequent information and events, which have had or may have a material effect on the Company's financial conditions and operations.

3. Based on our special review, we are not aware of any material change that should be made to the aforementioned Quarterly Information for it to be in accordance with the accounting practices adopted in Brazil and the rules issued by the Securities and Exchange Commission of Brazil (CVM), specifically applicable to the preparation of the mandatory Quarterly Information.

October 23, 2007

KPMG Auditores Independentes
CRC (Regional Accounting Board) 2SP014428/O-6

Giuseppe Masi
Accountant CRC (Regional Accounting Board) 1SP176273/O-7

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02089-3	REDECARD S.A.	01.425.787/0001-04

TABLE OF CONTENTS

ANNEX A-6

REDECARD

Earnings Release 4Q07



Adjusted EBITDA consists of operating income plus the amounts of depreciation and amortization and the amount of net financial income, without considering, however, the exclusion of net financial revenue obtained from the prepayment of receivables to merchants, since the Company understands that this business is part of its operating activities. Adjusted EBITDA is not a measure in accordance with BR GAAP, does not represent cash flow for the periods presented, and should not be considered a substitute for net profit as an indicator of operating performance, or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA does not have a standardized meaning and the definition of EBITDA used herein may not be comparable to that used by other companies. Adjusted EBITDA Margin is Adjusted EBITDA divided by the Company's net operating revenue. Pro-forma Net Margin consists of pro-forma net profit divided by net operating revenue.

This release contains forward-looking statements subject to risks and uncertainties. Such forward-looking statements are based on the management's beliefs and assumptions and information currently available to the Company. Forward-looking statements include information on our intentions, beliefs or current expectations, as well as on those of the Company's Board of Directors and Officers.

The reservations as to forward-looking statements and information also include information on possible or presumed operating results, as well as any statements preceded, followed or including words such as "believe", "may", "will", "expect", "intend", "plan", "estimate" or similar expressions.

Forward-looking statements are not performance guarantees; they involve risks, uncertainties and assumptions because they refer to future events and, therefore, depend on circumstances that may or may not occur. Future results may differ materially from those expressed or suggested by forward-looking statements. Many of the factors that will determine these results and figures are beyond Redecard's capacity to control or predict.

REDECARD

EARNINGS RELEASE

Conference Call 4Q07
January 17, 2007

Portuguese
10h00 (BRT) | 07:00 AM (US ET)
Tel: + 55 (11) 2188-0188
Code: Redecard

English
12h00 (BRT) | 09:00 AM (US ET)
Tel: +1 (973) 935-8893
Code: 30582191

Investor Relations

Tel: +55 (11) 2121-1189
ri@redecard.com.br

Investor Relations Website:
redecard.com.br/ir

RDCD3 NOVO MERCADO BOVESPA BRASIL

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REDECARD ANNOUNCES GROWTH OF 43.4% IN RECURRING NET INCOME IN 4Q07 AND OF 38.9% IN 2007 FULL YEAR VERSUS 2006

São Paulo, January 15, 2007 – Redecard (Bovespa RDCD3), an acquirer of MasterCard and Diners Club International cards in Brazil and one of the leading companies in the payment card industry in the Brazilian market, announces today its results for the fourth quarter of 2007 (4Q07). In addition to acquiring merchants for the capturing, transmission, processing and financial settlement of transactions with credit and debit cards, the Company also offers other products and services to its clients, such as the rental of equipment for the electronic capture of transactions (POS), the prepayment to merchants of receivables for credit card sales, the check verification services through the POS equipment, and the capture and transmission services for transactions carried out with voucher and private-label cards. The Company's audited financial statements are prepared in accordance with the accounting practices adopted in Brazil, based on Brazilian Corporate Law, the regulations of the Brazilian Securities and Exchange Commission (CVM), and the accounting standards and rules established by the Brazilian Institute of Independent Auditors - IBRACON ("BR GAAP").

HIGHLIGHTS (4Q07 VERSUS 4Q06)

✓ **Growth of 43.4% in Recurring Net Income.** Recurring Net Income in the quarter was R$224.4 million, an increase of 43.4% versus R$156.5 million in the 4Q06.

✓ **Increase of 33.0% in Adjusted EBITDA.** Adjusted EBITDA in the quarter was R$360.7 million, 33.0% higher than the R$271.3 million in the 4Q06. Adjusted EBITDA margin in the quarter was 62.8%, compared to 55.3% in the 4Q06.

✓ **Growth of 17.2% in net operating revenue.** Net operating revenue in the period was R$574.7 million, 17.2% higher than the R$490.4 million verified in the 4Q06.

HIGHLIGHTS (2007 VERSUS 2006)

✓ **Growth of 38.9% in Recurring Net Income.** Recurring Net Income in 2007 was R$769.4 million, an increase of 38.9% versus R$553.9 million in 2006.

✓ **Increase of 29.5% in Adjusted EBITDA.** Adjusted EBITDA in 2007 was R$1,290.6 million, 29.5% higher than the R$996.5 million in the 2006. Adjusted EBITDA margin in the year was 63.1%, compared to 57.3% in 2006.

✓ **Growth of 17.8% in net operating revenue.** Net operating revenue in the period was R$2,046.5 million, 17.8% higher than the R$1,737.8 million verified in 2006.

✓ **Expansion of 12.0% in number of affiliated merchants.** At the end of 2007, the number of affiliated merchants reached 1,141,077, by 12.0% higher than December 2006, while the base of active merchants grew 16.1% in the same period.

✓ **Increase of 21.2% in the POS equipment base.** At end of 2007, the number of POS electronic equipment base achieved 782,300, by 21.2% higher than December 2006.

KEY FINANCIAL AND OPERATIONAL INDICATORS

The table below presents the key financial and operational indicators for the periods shown.

Key indicators

R$ million, except where indicated	4Q07	3Q07	4Q06	2007 Full Year	2006 Full Year
Net Operating Revenue	574.7	512.2	490.4	2,046.5	1,737.8
Adjusted EBITDA	360.7	321.8	271.3	1,290.6	996.5
Adjusted EBITDA Margin	62.8%	62.8%	55.3%	63.1%	57.3%
Operating Income	326.4	288.4	232.6	1,154.4	832.4
Recurring Net Income	224.4	191.3	156.5	769.4	553.9
Margin	39.0%	37.3%	31.9%	37.6%	31.9%
Credit Cards:					
Value of Transactions	20,488	17,036	16,860	68,641	57,241
Number of Transactions (million)	221.3	195.9	190.3	781.5	681.0
Debit Cards:					
Value of Transactions	10,448	8,282	8,097	33,702	25,814
Number of Transactions (million)	208.3	176.5	166.4	704.9	559.1
Affiliated Merchants	1,141,077	1,098,130	1,018,766	1,141,077	1,018,776
Electronic Capture of Transactions	99.9%	99.9%	99.9%	99.9%	99.6%

NOTE: In order to make the Income Statements comparable, we have made "Pro Forma" and Non-Recurring adjustments detailed in this report.

MANAGEMENT DISCUSSION AND ANALYSIS

In 2007, Redecard outpaced R$100 billion mark in credit and debit card transactions value, reaching a growth of 23.2% compared to 2006. This good performance brought together with a solid costs and expenses management enabled the Company to post a Recurring Net Income growth of 38.9%, reaching R$769.4 million in 2007.

Value - Credit and Debit (R$ billion)


■ Debit (CAGR - 34.2%)
Credit (CAGR - 22.9%)
23.2%
50.9
13.9
66.9
19.6
83.0
25.8
102.3
33.7
2004
2005
2006
2007

The constant acceptance network expansion was one of the key factors for this performance. In the end of 2007, Redecard reached 1,141,077 affiliated merchants, which represents a growth of 12.0% compared to 2006. Active merchants network increased 16.1%, as a result of some actions focused on client relationship enhancement. The total number of POS deployed reached 782,300 equipments, representing a growth of 21.2% compared to 2006. We noticed replacements of desktop equipments by Wireless POS during 2007 in some segments, that achieved 51.6 thousand in the end of 2007, a increase of 54.2% compared to 2006.

Base network (# thousand)


Merchants
■ POS equipments
825
404
901
539
1,019
645
1,141
782
2004
2005
2006
2007

The Company has strongly invested in POS network updating. In 2007, Redecard purchased 296,000 equipments, from which 146,000 POS were used to replace older equipments, summing up a CAPEX of R$ 116.6 million. Keeping POS base properly updated, the Company strengthens security level in transaction capture and brings down costs in equipments maintenance.

The smart card use also improves security in capturing and processing transactions. During the 4Q07, Redecard had 99.6% of its POS equipment compatible with smart card technology (chip cards), up from 94.8% in 3Q07. Additionally, considering the same period of comparison, the data encryption capture program increased from 90.1% to 95.6% of the total transactions captured through POS.

In 2007, Redecard created new technological solution and launched new products. We show again some previously released information about them, including some updates.

FONESHOP Capture and payment by mobile phone

Foneshop is a solution for capture and payment by mobile phone and allows interoperability among the participants of the electronic payment industry. Foneshop is already available to any payment card issuer that wishes to use the mobile phone in order to replace the plastic and some bank issuers will offer Foneshop to their cardholders in the first quarter of 2008. Besides, the Company is amplifying its tests regarding mobile phone as transaction capture terminal, and will launch it by middle 2008.

Recarga Celular Prepaid mobile phone recharging

This service is available at POS equipment installed in small and medium-sized affiliated merchants, and allows users to purchase credits for their prepaid mobile phones using MasterCard Maestro and Redeshop debit cards. The mobile phone company pays both Redecard and the affiliated merchant with a percentage of the amount credited. This product does maximize the use of the POS equipment, offers convenience to cardholders, attracts more customers to the stores and provides additional revenue to the merchant as well.

Compre & Saque Compre & Saque (Purchase & Cash)

Allows MasterCard Maestro and Redeshop debit cardholders to withdraw cash (limited to R$100.00) when they purchase at affiliated merchants, stimulating debit card usage. There is no cost or revenue for any of the participants (Redecard, issuing bank, merchant or cardholder). The objectives of this product are: (i) provide greater security to cardholders comparing to street-side ATMs; (ii) attract more customers to the store; (iii) stimulate the usage of debit cards. Current tests, that should finish in the first quarter 2008, have been showing good acceptance of this product by both cardholders and merchants.

Parcele+ (Installment+) by MasterCard

Innovative solution that brings finance alternative using MasterCard Maestro debit cards or Parcele+ cards in segments where consumer-finance companies have a strong presence, such as: homing, gardening, home building materials, furniture, auto parts, electronics, computer equipment, etc. Through Parcele+, cardholders can pay for their purchases in installments, up to 36 months, as they were electronically demanding a pre-approved financing to consume (Brazilian CDC). This product allow merchant and cardholders to negotiate interest rate and term and it provides an alternative to interest free installment program mainly to merchants with limited cash flow.

A pilot project has been implemented in the cities of Campinas and Curitiba, starting with 1,200 affiliated merchants, increasing up to 2,500 merchants by February 2008. Itaú bank is issuing up to 250,000 Parcele+ cards and is also responsible for the advertising in the local media. The pilot project will be concluded in the second quarter of 2008, when Parcele+ may be expanded to other regions.

STATEMENT OF RECURRING INCOME – 4Q06 (R$ thousand)

	Accounting 4Q06 (1)	Reclassifications (2)	Pro Forma Adjustments (3)	Recurring 4Q06
Credit	260,427			260,427
Debit	63,054			63,054
Equipment rental	110,335			110,335
Other	19,150			19,150
Operational Revenue	**452,966**			**452,966**
ISS	(17,187)			(17,187)
PIS	(3,259)		(2,555)	(5,814)
Cofins	(18,928)		(7,850)	(26,778)
Taxes	**(39,373)**		**(10,405)**	**(49,778)**
Net Financial Revenue	-	87,219	-	87,219
Net Operational Revenue	**413,593**	**87,219**	**(10,405)**	**490,406**
Cost of Services Rendered	(127,785)			(127,785)
Depreciation of Capture Equipment	(29,873)			(29,873)
Total Cost of Services Rendered	**(157,658)**			**(157,658)**
Personnel	(29,938)			(29,938)
Administrative	(27,557)			(27,557)
Marketing	(21,262)			(21,262)
Provision for Profit Sharing	-	(5,556)		(5,556)
Depreciation and Amortization	(2,299)			(2,299)
Other Operating Expenses and Revenue	(13,503)			(13,503)
Operating Expenses	**(94,559)**	**(5,556)**	-	**(100,116)**
Financial Income	**87,219**	**(87,219)**		-
Operating Income	**248,595**	**(5,556)**	**(10,405)**	**232,633**
IPO Expenses		-		-
Non Operating Income	(328)	-		(328)
Income Before Taxes	**248,267**	**(5,556)**	**(10,405)**	**232,305**
Income Tax	(26,364)		(29,160)	(55,523)
CSLL	(9,669)		(10,603)	(20,273)
Income Tax and CSLL	**(36,033)**	-	**(39,763)**	**(75,796)**
Provision for Profit Sharing	(5,556)	5,556		-
Interest on Capital Reversal	-			-
Net Income	**206,677**	-	**(50,169)**	**156,509**

(1) The column "Accounting" obey CVM instructions concerning financial statements for Redecard SA added to results delivered by Redecard Consortium. To make the results comparable, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

(2) Reclassifications: (i) net financial revenue from prepayment of receivables are operational, since Redecard, as a merchant acquirer, perform in advance the financial settlement of transactions to merchants; (ii) Provision for Profit Sharing, which is considered as a part of Redecard's operating results, was reclassified to Operating Expenses.

(3) "Pro Forma": adjustments related to the termination of the Redecard Consortium. Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

STATEMENT OF RECURRING INCOME – 4Q07 (R$ thousand)

	Accounting 4Q07 (1)	Reclassifications(2)	Non recurring Adjustments(3)	Recurring 4Q07
Credit	301,308			301,308
Debit	81,717			81,717
Equipment rental	131,593			131,593
Other	22,543			22,543
Operational Revenue	537,160			537,160
ISS	(19,844)			(19,844)
PIS	(7,070)			(7,070)
Cofins	(32,564)			(32,564)
Taxes	(59,478)			(59,478)
Net Financial Revenue	-	80,935	16,053	96,988
Net Operational Revenue	477,682	80,935	16,053	574,670
Cost of Services Rendered	(130,108)			(130,108)
Depreciation of Capture Equipment	(26,583)			(26,583)
Total Cost of Services Rendered	(156,691)			(156,691)
Personnel	(31,835)			(31,835)
Administrative	(29,616)			(29,616)
Marketing	(17,604)			(17,604)
Provision for Profit Sharing	-	(5,538)		(5,538)
Depreciation and Amortization	(2,051)			(2,051)
Other Operating Expenses and Revenue	(4,890)		-	(4,890)
Operating Expenses	(85,996)	(5,538)	-	(91,534)
Financial Income	80,935	(80,935)		-
Operating Income	315,931	(5,538)	16,053	326,446
IPO Expenses	-	-		-
Non Operating Income	15,927	-	(15,629)	298
Income Before Taxes	331,858	(5,538)	424	326,744
Income Tax	(78,545)		4,251	(74,294)
CSLL	(29,774)		1,680	(28,094)
Income Tax and CSLL	(108,319)	-	5,931	(102,388)
Provision for Profit Sharing	(5,538)	5,538		-
Interest on Capital Reversal	16,053		(16,053)	-
Net Income	234,054	-	(9,698)	224,356

(1) The column "Accounting" obey CVM instructions concerning financial statements for Redecard SA added to results delivered by Redecard Consortium. To make the results comparable, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

(2) Reclassifications: (i) net financial revenue from prepayment of receivables are operational, since Redecard, as a merchant acquirer, perform in advance the financial settlement of transactions to merchants; (ii) Provision for Profit Sharing, which is considered as a part of Redecard's operating results, was reclassified to Operating Expenses.

(3) Non-Recurring: represents extraordinary (one timer) revenue and expenses. The 4Q07 results contain one significant and non-recurring figure regarding revenue from the sale of MasterCard's shares in December 2007 as a result of Class B Share Conversion Program.

COMPARISON OF RESULTS – 4Q07 vs. 4Q06 (R$ thousand)

NOTE: From this point forward, all analysis and comments regarding the results are based on Recurring Income Statements, as shown below.

	4Q07	4Q06	Variance Favorable / (Unfavorable) $	%
Credit	301,308	260,427	40,881	15.7
Debit	81,717	63,054	18,663	29.6
Equipment rental	131,593	110,335	21,258	19.3
Other	22,543	19,150	3,393	17.7
Operational Revenue	**537,160**	**452,966**	**84,195**	**18.6**
ISS	(19,844)	(17,187)	(2,658)	(15.5)
PIS	(7,070)	(5,814)	(1,256)	(21.6)
Cofins	(32,564)	(26,778)	(5,786)	(21.6)
Taxes	**(59,478)**	**(49,778)**	**(9,700)**	**(19.5)**
Net Financial Revenue	96,988	87,219	9,769	11.2
Net Operational Revenue	**574,670**	**490,406**	**84,264**	**17.2**
Cost of Services Rendered	(130,108)	(127,785)	(2,323)	(1.8)
Depreciation of Capture Equipment	(26,583)	(29,873)	3,289	11.0
Total Cost of Services Rendered	**(156,691)**	**(157,658)**	**967**	**0.6**
Personnel	(31,835)	(29,938)	(1,897)	(6.3)
Administrative	(29,616)	(27,557)	(2,060)	(7.5)
Marketing	(17,604)	(21,262)	3,658	17.2
Provision for Profit Sharing	(5,538)	(5,556)	18	0.3
Depreciation and Amortization	(2,051)	(2,299)	248	10.8
Other Operating Expenses and Revenue	(4,890)	(13,503)	8,613	63.8
Operating Expenses	**(91,534)**	**(100,116)**	**8,582**	**8.6**
Operating Income	**326,446**	**232,633**	**93,813**	**40.3**
Non Operating Income	298	(328)	626	(190.8)
Recurring Income Before Income Tax	**326,744**	**232,305**	**94,439**	**40.7**
Income Tax	(74,294)	(55,523)	(18,770)	(33.8)
CSLL	(28,094)	(20,273)	(7,821)	(38.6)
Interest on Capital Reversal	-	-	-	-
Income Tax and CSLL	**(102,388)**	**(75,796)**	**(26,591)**	**(35.1)**
Net Income	**224,356**	**156,509**	**67,847**	**43.4**

ANALYSIS OF THE RESULTS OF OPERATIONS – 4Q07

NET OPERATING REVENUE

Net operating revenue increased R$84.3 million, or 17.2%, to R$574.7 million in the fourth quarter of 2007, compared to R$490.4 million in the same period of 2006. The higher revenue was due to the factors described below.

Operating Revenue

i) Revenue from credit card transactions: increase of R$40.9 million, or 15.7%, due to: (a) increase of R$57.3 million as a result of the growth of 21.5% in transaction value and; (b) reduction of R$15.4 million caused by increase in Interchange Fee for MasterCard's interest free installment program transactions from October 24, 2007; and (c) decrease of R$1.0 million due to adjustment of Diners Club International Interchange Fee to MasterCard's.


Revenue from credit card transactions (R$ million)
15.7%
224
248
260
301
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

ii) Revenue from debit card transactions: increase of R$18.7 million, or 29.6%, due to: (a) increase of R$18.3 million as a result of the growth of 30.6% in transaction value, and (b) increase of R$0.4 million related to a slight positive variance in the net average administration fee cause by variance in the merchants' mix.


Revenue from debit card transactions (R$ million)
29.6%
57
59
65
82
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

iii) Rental of electronic POS equipment: increase of R$21.3 million, or 19.3%, due to (a) increase of R$22.3 million caused by growth of 21.2% in the number of POS equipment base, which achieved 782,300 equipments and (b) decrease of R$1.0 million due to the reduction of 0.8% in the average rental price, due to promotional prices in the course of reactivation campaign in the last quarter.

Rental of electronic POS equipment (R$ million)


19.3%
115
119
124
132
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

iv) Other revenue: increase of R$3.4 million, or 17.7%, when compared to the same quarter of 2006. These revenue items include: (a) revenue from check verification, (b) capture and transmission services for transactions carried out with voucher, (c) capture and transmission services for transactions carried out with private-label cards; (d) lock-in bank domicile revenue charged from bank issuers; among other.

Taxes

The taxes applicable on operating revenue increased R$9.7 million, or 19.5%, to R$59.5 million in the fourth quarter of 2007, compared to R$49.8 million in the same period of 2006. This growth is a consequence of the increase of 18.6% in the operating revenues of the company.

Net Financial Income

Net financial income includes: (i) prepayment net revenue; (ii) monetary variance; and (iii) exchange rate variance.

Net financial income increased R$9.8 million, or 11.2%, to R$97.0 million in 4Q07, compared to the same period of 2006, mainly due to prepayment net revenue growth, as explained below:

Despite the growth of 21.5% in credit card transaction value in 4Q07 compared to 4Q06, the volume of prepayment of receivables decreased 4.5%, confirming the declining trend, according to Redecard's strategy of stimulating card issuance, trough the locking-in bank domicile service to all MasterCard eligible bank issuers (as described in the Final Offering Memorandum).

Prepayment volume (R$ billion)


-4.5%
3.8
3.3
3.2
3.1
25.9%
20.6%
18.7%
15.7%
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

% of Prepayment over Credit Card Transaction Value

However, this effect have been partially offset by prepayment average term increase of 11.4 days when compared to 4Q06, reaching 57.8 days, mainly due to the increase of prepayment related to credit card transactions with interest free installment program.

Prepayment average term (days)


+ 11.4 days
56.1
58.4
55.5
57.8
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

The variances described above come to a reduction of R$3.1 million in prepayment net revenue. However, financial expenses decreased R$11.4 million, due to (i) reduction in domestic interest rate (SELIC) and (ii) less funding necessity.

TOTAL COST OF SERVICES RENDERED

Cost of Services Rendered

The main items of the cost of services rendered includes: (i) fees paid to the brands; (ii) expenses on the telecommunications network and with telephone operating companies; (iii) data-processing expenses; (iv) expenses providing telephone assistance to merchants; (v) POS electronic equipment maintenance expenses; (vi) expenses on materials used by merchants to capture transactions; and (vii) merchants affiliations through bank branches and independent service providers (ISO).

The cost of services rendered increased R$2.3 million, or 1.8%, to R$130.1 million in 4Q07 compared to the same period of 2006, which is tremendously lower than 20.4% growth in total number of transactions. Redecard presented a favorable costs variance due to gain of scale, processes improvement and renegotiation with suppliers. The main variances were:

i) increase of R$5.8 million, or 20.8%, in the fees paid to the Brands, mainly due to the growth of 21.5% in credit card values of transaction and the increase of 25.2% in the number of debit card transactions.

ii) increase of R$3.7 million, or 93.0%, in expenses with affiliation of merchants caused by growth of 24.6% in number of affiliations and higher ISO services usage, due to Company's plan to be present in all municipalities in Brazil that have adequate infrastructure, reaching regions with a few or without bank branches;

iii) increase of R$1.7 million, or 13.2%, in processing expenses, despite 19.9% growth in total number of transactions in the same period;

iv) decrease of R$8.3 million in POS equipment and NACs (Network Access Control) maintenance costs, mainly due to (a) replacement of 146,400 old equipments in 2007 for new ones that reduces maintenance costs; (b) POS maintenance by phone which strongly prevent unnecessary technical visits; and (c) remote update of POS equipments' software, which is cheaper than technical visits to merchants; (d) distribution process improvements that decreased equipment transportation and storage costs.

Depreciation of Capture Equipment

Depreciation of Capture Equipment declined by R$3.3 million, or 11.0%%, to R$26.6 million in 4Q07, compared to R$29.9 million in the same period of 2006. The POS equipments are depreciated within a three years period and represent the bulk of this expense. The decline in equipment prices in recent years, of approximately 50.0% from 2004 to 2007, more than offset the 21.2% expansion in the base of equipment to be depreciated from December 2006 to December 2007.

OPERATING EXPENSES

Personnel

Personnel expenses increased R$1.9 million, or 6.3%, to R$31.8 million in the 4Q07, compared to R$ 29.9 million in the same period of 2006, mainly due to wage increase of 4.2% in 2007.

Administrative

The main administrative expenses include: (i) premises, which includes property rental and maintenance; (ii) maintenance of administrative systems; (iii) advisors services, such as external auditors and lawyers; (iv) travel and transportation; (v) office supply and document printing and processing; (vi) corporate telecommunications; and (vii) provision for civil suits.

Administrative expenses increased R$2.1 million, or 7.5%, to R$29.6 million in the 4Q07, compared to R$27.5 million in the same period of 2006. Besides regular increase as a result of inflation (4.5% according to IPCA/IBGE index), we noticed an increase of R$0.9 million in independent auditing services expenses in order to evaluate adherence of Company's controls, suppliers process and main clients systems, according to PCI (Payment Card Industry Security Standards) rules.

Marketing

Marketing expenses decreased by R$3.7 million, or 17.2%, to R$17.6 million in the 4Q07, compared to R$21.3 million in the same period of 2006. Marketing expenses are basically related to enhance card acceptance, including merchandising material and promotional actions at merchant locations. In prior years, marketing expenses have been concentrated in the fourth quarter, however, Redecard took advantage of some MasterCard campaigns and made a series of promotional actions during 2007. Confirming the expectation presented in the last earnings release, marketing expenses reached 3.8% of net revenue from credit and debit card transactions.

Other Operating Expenses and Revenues

Other operating expenses and revenues include: (i) expenses and/or recovery related to operating losses; (ii) provision of losses related to default of POS rental payment; (iii) other expenses and revenue.

Other operating expenses decreased R$8.6 million, or 63.8%, to R$4.9 million, in the 4Q07, compared to R$13.5 million in the same period of 2006, as a result of lower operating losses provision.

RECURRING NET INCOME

Recurring Net Income increased by R$67.8 million, or 43.4%, to R$224.4 million in the 4Q07, compared to R$156.5 million in the same period of 2006. Note that Net Operating Revenue grew by 17.2%, while the Total Cost of Services Rendered decreased by 0.6% and Operating Expenses

decreased 8.6%. As a result, Net Margin in the fourth quarter of 2007 reached 39.0%, representing an increase of 710 basis points when compared to the same period of 2006.

ADJUSTED EBITDA

Redecard Adjusted EBITDA consists of the operating income plus depreciation and amortization and adjusted by net financial results, which, however, includes financial income related to prepayment of receivables to merchants, which is considered as part of Redecard's operating activities and thus it is added back to the Adjusted EBTIDA.

Adjusted EBITDA (R$ million)	4Q07	4Q06	Variance (4Q06 x 4Q07)
Recurring Income Before Taxes	326.7	232.3	+40.7%
(+) Depreciation and amortization	28.6	32.2	-11.2%
(-) Net financial revenue	(97.0)	(87.2)	+11.2%
(+) Net financial income related to prepayment of receivables	102.4	94.0	8.9%
Adjusted EBITDA	360.7	271.3	33.0%

The Company's Adjusted EBITDA in the fourth quarter of 2007 increased 33.0% to R$360.7 million, compared to R$271.3 million in the same quarter of 2006. Adjusted EBITDA Margin was 62.8%, an increase of 750 basis points compared to the same period of 2006.

REDECARD

STATEMENTS OF RECURRING INCOME – 2006 (R$ thousand)

	Accounting 2006 Full Year (1)	Reclassifications (2)	Pro Forma Adjustments (3)	Non recurring Adjustments (4)	Recurring 2006 Full Year
Credit	893,487				893,487
Debit	202,237				202,237
Equipment rental	406,342				406,342
Other	70,060				70,060
Operational Revenue	1,572,126				1,572,126
ISS	(58,776)				(58,776)
PIS	(12,265)		(7,678)		(19,943)
Cofins	(68,526)		(23,332)		(91,857)
Taxes	(139,567)		(31,009)		(170,576)
Net Financial Revenue	-	350,442	-	(14,179)	336,263
Net Operational Revenue	1,432,559	350,442	(31,009)	(14,179)	1,737,813
Cost of Services Rendered	(463,356)				(463,356)
Depreciation of Capture Equipment	(125,255)				(125,255)
Total Cost of Services Rendered	(588,610)				(588,610)
Personnel	(115,179)				(115,179)
Administrative	(101,916)				(101,916)
Marketing	(42,457)				(42,457)
Provision for Profit Sharing	-	(26,823)			(26,823)
Depreciation and Amortization	(8,933)				(8,933)
Other Operating Expenses and Revenue	8,825			(30,258)	(21,433)
Operating Expenses	(259,660)	(26,823)	-	(30,258)	(316,741)
Financial Income	350,442	(350,442)			-
Operating Income	934,731	(26,823)	(31,009)	(44,437)	832,462
IPO Expenses	-	-			-
Non Operating Income	29,424			(28,313)	1,111
Income Before Taxes	964,155	(26,823)	(31,009)	(72,750)	833,572
Income Tax	(109,425)		(114,045)	18,397	(205,074)
CSLL	(39,674)		(41,487)	6,548	(74,614)
Income Tax and CSLL	(149,100)	-	(155,532)	24,945	(279,687)
Provision for Profit Sharing	(26,823)	26,823			-
Interest on Capital Reversal	-				-
Net Income	788,232	-	(186,541)	(47,805)	553,885

(1) The column "Accounting" obey CVM instructions concerning financial statements for Redecard SA added to results delivered by Redecard Consortium. To make the results comparable, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

(2) Reclassifications: (i) net financial revenue from prepayment of receivables are operational, since Redecard, as a merchant acquirer, perform in advance the financial settlement of transactions to merchants; (ii) Provision for Profit Sharing, which is considered as a part of Redecard's operating results, was reclassified to Operating Expenses.

(3) "Pro Forma": adjustments related to the termination of the Redecard Consortium. Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

(4) Non-Recurring: represents extraordinary (one timer) revenue and expenses. The result for the third quarter of 2006 accumulated contains two significant and non-recurring figures: (i) revenue from the sale of MasterCard's shares in June 2006, for R$ 28.3 million, and (ii) the reversal of part of the provisions for tax contingencies in the amount of R$ 44.7 million, both before Income Tax and CSLL.

STATEMENTS OF RECURRING INCOME – 2007 (R$ thousand)

	Accounting 2007 Full Year(1)	Reclassifications(2)	Pro Forma Adjustments(3)	Non recurring Adjustments (4)	Recurring 2007 Full Year
Credit	1,032,585				1,032,585
Debit	262,906				262,906
Equipment rental	489,973				489,973
Other	86,952				86,952
Operational Revenue	1,872,415				1,872,415
ISS	(68,207)				(68,207)
PIS	(21,716)		(2,737)		(24,453)
Cofins	(104,035)		(8,596)		(112,632)
Taxes	(193,959)		(11,333)		(205,292)
Net Financial Revenue	-	408,499	-	(29,100)	379,398
Net Operational Revenue	1,678,456	408,499	(11,333)	(29,100)	2,046,522
Cost of Services Rendered	(461,690)				(461,690)
Depreciation of Capture Equipment	(105,184)				(105,184)
Total Cost of Services Rendered	(566,874)				(566,874)
Personnel	(121,281)				(121,281)
Administrative	(110,283)				(110,283)
Marketing	(49,180)				(49,180)
Provision for Profit Sharing	-	(24,551)			(24,551)
Depreciation and Amortization	(8,312)				(8,312)
Other Operating Expenses and Revenue	(11,567)				(11,567)
Operating Expenses	(300,604)	(24,551)	-	-	(325,155)
Financial Income	426,052	(426,052)			-
Operating Income	1,237,030	(42,104)	(11,333)	(29,100)	1,154,493
IPO Expenses	(17,553)	17,553			-
Non Operating Income	16,547			(15,629)	918
Income Before Taxes	1,236,024	(24,551)	(11,333)	(44,729)	1,155,410
Income Tax	(238,398)		(60,278)	15,539	(283,137)
CSLL	(92,185)		(16,456)	5,744	(102,896)
Income Tax and CSLL	(330,583)	-	(76,733)	21,283	(386,033)
Provision for Profit Sharing	(24,551)	24,551			-
Interest on Capital Reversal	16,053			(16,053)	-
Net Income	896,942	-	(88,066)	(39,499)	769,377

(1) The column "Accounting" obey CVM Instructions concerning financial statements for Redecard SA added to results delivered by Redecard Consortium. To make the results comparable, "Pro Forma" and Non-Recurring adjustments were made, as explained below. The figures after the adjustment were named "Recurring Results".

(2) Reclassifications: (i) net financial revenue from prepayment of receivables are operational, since Redecard, as a merchant acquirer, perform in advance the financial settlement of transactions to merchants; (ii) Provision for Profit Sharing, which is considered as a part of Redecard's operating results, was reclassified to Operating Expenses.

(3) "Pro Forma": adjustments related to the termination of the Redecard Consortium. Since the Operating Income of Redecard Consortium was distributed directly to its members, the income statement of Redecard did not represent the full result of the Company's operations. With the termination of Redecard Consortium on March 31, 2007, the Company assumed all of its activities. For this reason, based on assumptions that management believes to be reasonable, we calculate our "Pro Forma" Net Income, which presents the estimated net income that we would probably have realized had the revenue and expenses, in the respective periods, been fully allocated to Redecard. Thus making comparable the income statements from the periods prior to and subsequent to the termination of the Consortium.

(4) Non-Recurring: represents extraordinary (one timer) revenue and expenses. The 2007 results contain four significant and non-recurring figures: (i) reversal of part of the provisions for excise tax (PIS and COFINS) contingencies in the amount of R$ 48.0 million; (ii) reversal of part of the provisions for income tax contingencies in the amount R$ 26.5 million, which includes R$ 11.8 million directly impacting the income tax line; (iii) in 3Q07, there is the IPO expenses of R$ 17.5 million were cash discounted from the gross amount of the Primary Offering, and it included commissions (Management, Underwriting and Placement) and CBLC fees; (iv) revenue from the sale of MasterCard's shares in December 2007 as a result of Class B Share Conversion Program.

COMPARISON OF RESULTS – 2007 vs. 2006 (R$ thousand)

NOTE: From this point forward, all analysis and comments regarding the results are based on Recurring Income Statements, as shown below.

	2007	2006	Variance Favorable / (Unfavorable) $	%
Credit	1,032,585	893,487	139,098	15.6
Debit	262,906	202,237	60,668	30.0
Equipment rental	489,973	406,342	83,631	20.6
Other	86,952	70,060	16,892	24.1
Operational Revenue	**1,872,415**	**1,572,126**	**300,290**	**19.1**
ISS	(68,207)	(58,776)	(9,431)	(16.0)
PIS	(24,453)	(19,943)	(4,510)	(22.6)
Cofins	(112,632)	(91,857)	(20,774)	(22.6)
Taxes	**(205,292)**	**(170,576)**	**(34,715)**	**(20.4)**
Net Financial Revenue	379,398	336,263	43,135	12.8
Net Operational Revenue	**2,046,522**	**1,737,813**	**308,709**	**17.8**
Cost of Services Rendered	(461,690)	(463,355)	1,665	0.4
Depreciation of Capture Equipment	(105,184)	(125,255)	20,071	16.0
Total Cost of Services Rendered	**(566,874)**	**(588,610)**	**21,736**	**3.7**
Personnel	(121,261)	(115,179)	(6,082)	(5.3)
Administrative	(110,283)	(101,916)	(8,367)	(8.2)
Marketing	(49,180)	(42,457)	(6,723)	(15.8)
Provision for Profit Sharing	(24,551)	(26,823)	2,272	8.5
Depreciation and Amortization	(8,312)	(8,933)	622	7.0
Other Operating Expenses and Revenue	(11,567)	(21,433)	9,865	46.0
Operating Expenses	**(325,155)**	**(316,741)**	**(8,414)**	**(2.7)**
Operating Income	**1,154,493**	**832,462**	**322,031**	**38.7**
Non Operating Income	918	1,111	(193)	(17.4)
Recurring Income Before Income Tax	**1,155,410**	**833,572**	**321,838**	**38.6**
Income Tax	(283,137)	(205,074)	(78,064)	(38.1)
CSLL	(102,896)	(74,614)	(28,282)	(37.9)
Interest on Capital Reversal	-	-	-	-
Income Tax and CSLL	**(386,033)**	**(279,687)**	**(106,346)**	**(38.0)**
Net Income	**769,377**	**553,885**	**215,492**	**38.9**

ANALYSIS OF THE RESULTS OF OPERATIONS – 2007 (FULL YEAR)

NET OPERATING REVENUE

Net operating revenue increased R$308.7 million, or 17.8%, to R$2,046.5 million in 2007, compared to R$1,737.8 million in 2006. This higher revenue was due to the factors described below.

Operating Revenue

i) Revenue from credit card transactions: increase of R$139.1 million, or 15.6%, to R$1,032.6 million due to: (a) increase of R$182.6 million as a result of the growth of 19.9% in transaction value and; (b) reduction of R$27.1 million due to the change in Interchange Fee in March 27 2006, (c) reduction of R$15.4 million caused by increase in Interchange Fee for MasterCard's interest free installment program transactions from October 24, 2007; and (d) decrease of R$1.0 million due to adjustment of Diners Club International Interchange Fee to MasterCard's.

Revenue from credit card transactions (R$ million)


15.6%
2006: R$893
2007: R$1,033
224
248
260
301
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

ii) Revenue from debit card transactions: increase of R$60.7 million, or 30.0%, to R$262.9 million due to: (a) increase of R$61.8 million as a result of the growth of 30.6% in transaction value, and (b) decrease of R$1.1 million related to a slight negative variance in the net average administration fee cause by variance in the merchants' mix.

Revenue from debit card transactions (R$ million)


30.0%
2006: R$202
2007: R$263
57
59
65
82
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

iii) Rental of electronic POS equipment: increase of R$83.6 million, or 20.6%, due to (a) increase of R$70.5 million caused by growth of 21.2% in the number of POS equipment base, which achieved 782,300 equipments on December 31, 2007, and (b) increase of R$13.1 million due to growth of 2.8% in the average rental price, related to higher share of wireless POS equipment in Redecard's base.

Rental of electronic POS equipment (R$ million)



20.6%
2006: R$406
2007: R$490
115
119
124
132
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

iv) Other revenue: increase of R$16.9 million, or 24.1%, compared to 2006. These revenue items include: (a) revenue from check verification, (b) capture and transmission services for transactions carried out with voucher, (c) capture and transmission services for transactions carried out with private-label cards; (d) lock-in bank domicile revenue charged from bank issuers; among other.

Taxes

The taxes applicable on operating revenue increased R$34.7 million, or 20.4%, to R$ 205.3 million in 2007, compared to R$170.6 million in 2006. This growth is a consequence of the increase of 19.1% in the operating revenues of the company.

Net Financial Income

Net financial income includes: (i) prepayment net revenue; (ii) monetary variance; and (iii) exchange rate variance.

Net financial income increased R$43.1 million, or 12.8%, to R$379.4 million in 2007, compared to R$336.3 million in 2006, mainly due to prepayment net revenue growth, as explained below:

Despite the growth of 19.9% in credit card transaction value in 2007 compared to 2006, the volume of prepayment of receivables decreased 0.7%, confirming the declining trend, according to Redecard's strategy of stimulating card issuance, trough the locking-in bank domicile service to all MasterCard eligible bank issuers (as described in the Final Offering Memorandum). Total Prepayment as a percentage of Credit Card transaction value was 19.5% in 2007, in line with Redecard's expectations previously released.

Prepayment volume (R$ billion)


-0.7%
2006: R$13.5
2007: R$ 13.4
3.8
3.3
3.2
3.1
25.9%
20.5%
18.7%
15.7%
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07
% of Prepayment over Credit Card Transaction Value

However, this effect have been more than offset by prepayment average term increase of 7.5 days when compared to 2006, reaching 56,9 days on average, mainly due to the increase of prepayment related to credit card transactions with interest free installment program.

Prepayment average term (days)


+ 7.5 days
2006: 49.4 days
2007: 56,9 days
56.1
58.4
55.5
57.8
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07

TOTAL COST OF SERVICES RENDERED

Cost of Services Rendered

The cost of services rendered decreased R$1.7 million, or 0.4%, to R$461.7 million in 2007, compared to R$463.4 million in 2006, which is tremendously lower than 19.9% growth in total number of transactions. Redecard presented a favorable costs variance due to gain of scale, processes improvement and renegotiation with suppliers. The main variances were:

i) increase of R$19.8 million, or 20.3%, in the fees paid to the MasterCard Brand, mainly due to the growth of 19.9% in credit card transaction value and the increase of 30.6% in the number of debit card transactions.

ii) increase of R$7.1 million, or 50.1%, in merchants affiliation and customer relationship expenses mainly due to (a) growth of 18.4 % in affiliations; (b) higher ISO services usage for affiliation resulting from Company's plan to be present in all municipalities in Brazil that have adequate infrastructure, reaching regions with a few or without bank branches;

iii) increase of R$1.1 million, or 1.7%, in expenses regarding capturing and processing of transactions, while total transactions increased 19.9% between the periods. This variance includes not only economies of scale, but also lower telecom unit prices due to renegotiations;

iv) increase of R$0.9 million, or 3.2%, in call center expenses, due to an increase of R$7.1 million resulting from raise in number of telemarketing attendees, which was offset by R$6.4 million saving caused by renegotiation with call center provider;

v) decrease of R$9.0 million, or 16.4%, in incentive fees paid to bank issuers due to rise in Interchange Fee from March 27 2006;

vi) decrease of R$19.4 million, or 16.9%, in POS equipment maintenance costs, mainly due to (a) replacement of 146,400 old equipments in 2007 for new ones that reduces maintenance costs; (b) POS maintenance by phone which strongly prevent unnecessary technical visits; and (c) remote update of POS equipments' software, which is cheaper than technical visits to merchants; (d) distribution process improvements that decreased equipment transportation and storage costs.

Depreciation of Capture Equipment

Depreciation of Capture Equipment expenses declined R$20.1 million, or 16.0%, to R$105.2 million in 2007, compared to R$125.3 million in 2006. The POS equipments are depreciated within a three years period and represent the bulk of this expense. The decline in equipment prices in recent years, of approximately 50.0% from 2004 to 2007, more than offset the 21.2% expansion in the base of equipment to be depreciated from December 2006 to December 2007.

OPERATING EXPENSES

Personnel

Personnel expenses increased R$6.1 million, or 5.3%, to R$121.3 million in 2007, compared to R$115.2 million in 2006, mainly due to wage increase of 4.2% in 2007.

Administrative

Administrative expenses increased R$8.4 million, or 8.2%, to R$110.3 million in 2007, compared to R$101.9 million in 2006, mainly due to:

i) increase of R$2.8 million on account of specialized service for supporting and updating Redecard's merchant profiles database and application analysis;

ii) increase of R$2.2 million, or 152.3%, in provisions for contingencies, as a result of revision of provisioned amount, according to appraisal given by Company's attorneys;

iii) increase of R$2.0 million, or 88.3%, in independent auditing services expenses in order to evaluate adherence of Company's controls, suppliers process and main clients systems, according to PCI (Payment Card Industry Security Standards) rules;

Marketing

Marketing expenses increased R$6.7 million, or 15.8%, to R$49.2 million in 2007, compared to R$42.5 million in 2006. Marketing expenses are basically related to enhance card acceptance, including merchandising material and promotional actions at merchant locations. Confirming the expectation presented in the last earnings release, marketing expenses reached 3.8% of net revenue from credit and debit card transactions.

Provision for Profit Sharing

Provision for Profit Sharing decreased R$2.3 million, or 8.5%, to R$24.6 million in 2007, compared to R$26.8 million in 2006, due to higher amount paid in 2006 as a result of recent changes in profit sharing methodology.

Depreciation and Amortization

Depreciation and Amortization expenses declined R$0.6 million, or 7.0%, to R$8.3 million in 2007, compared to R$8.9 million in 2006, basically due to administrative software amortization and depreciation of some rented realty improvements.

Other Operating Expenses and Revenues

Other operating expenses reduced R$9.9 million, or 46.0%, to R$11.6 million, in 2007, compared to R$21.4 million in 2006, as a result of lower operating losses provision.

RECURRING NET INCOME

Recurring Net Income increased by R$215.5 million, or 38.9%, to R$769.4 million in 2007, compared to R$553.9 million in 2006. Note that Net Operating Revenue grew by 17.8%, while the Total Cost of Services Rendered decreased by 3.7% and Operating Expenses increased by 2.7%. As a result, Net Margin in 2007 reached 37.6%, representing an increase of 570 basis points when compared to 2006.

ADJUSTED EBITDA 2006 x 2007

Redecard Adjusted EBITDA consists of the operating income plus depreciation and amortization and adjusted by net financial results, which, however, includes financial income related to prepayment of receivables to merchants, which is considered as part of Redecard's operating activities and thus it is added back to the Adjusted EBTIDA.

Adjusted EBITDA (R$ million)	**2007**	**2006**	**Variance (2006 x 2007)**
Recurring Income Before Taxes	1,155.4	833.6	+38.6%
(+) Depreciation and amortization	113.4	134.2	-15.5%
(-) Net financial revenue	(379.4)	(336.3)	+12.8%
(+) Net financial income related to prepayment of receivables	401.2	365.0	+9.9%
Adjusted EBITDA	1,290.6	996.5	+29.5%

The Company's Adjusted EBITDA in 2007 increased 29.5% to R$1.290.6 million, compared to R$ 996.5 million in 2006. Adjusted EBITDA Margin was 63.1%, an increase of 580 basis points compared to last year.

BALANCE SHEET – 2007 vs. 2006 (R$ thousand)

	2007 Dec 31st	2006 Dec 31st	Variance	%
ASSETS				
CURRENT ASSETS				
Cash and banks	24,321	215,370	(191,049)	-88.7%
Issuers account receivables	13,027,701	9,940,542	3,087,159	31.1%
Other account receivables	71,137	50,599	20,538	40.6%
Advances to third party and employees	2,533	2,725	(192)	-7.0%
Deferred income tax and CSLL	45,400	69,229	(23,829)	-34.4%
Advanced expenses	3,931	3,442	489	14.2%
Total of Current Assets	**13,175,023**	**10,281,907**	**2,893,116**	**28.1%**
NON-CURRENT ASSETS				
Long-Term Assets:				
Income tax and CSLL	27,531	40,697	(13,166)	-32.4%
Legal deposits	10,687	13,834	(3,147)	-22.7%
Property, plant and equipment	803,893	677,535	126,358	18.6%
Acumulated depreciation	(607,045)	(502,257)	(104,788)	20.9%
Total of Non-Current Assets	**235,066**	**229,809**	**5,257**	**2.3%**
Total Assets	**13,410,089**	**10,511,716**	**2,898,373**	**27.6%**
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Account payables to merchants	11,979,696	9,420,451	2,559,245	27.2%
Suppliers	20,627	22,188	(1,561)	-7.0%
Labor liability	42,706	38,619	4,087	10.6%
Tax liability	68,305	29,231	39,074	133.7%
Borrowings	360,790	375,681	(14,891)	-4.0%
Dividends	206,298	69,429	136,869	197.1%
Interest on Capital	13,638	-	13,638	-
Consortium result payable	-	155,367	(155,367)	-100.0%
Other liabilities	117,756	152,746	(34,990)	-22.9%
Total of Current Liabilities	**12,809,816**	**10,263,712**	**2,546,104**	**24.8%**
NON-CURRENT LIABILITIES				
Long-Term Liabilities:				
Provision for contingency liabilities	80,973	183,743	(102,770)	-55.9%
Total of Non-Current Liabilities	**80,973**	**183,743**	**(102,770)**	**-55.9%**
SHAREHOLDERS' EQUITY				
Shareholders' equity	473,551	53,551	420,000	784.3%
Legal reserves	45,749	10,710	35,039	327.2%
Total Shareholders' Equity	**519,300**	**64,261**	**455,039**	**708.1%**
Total of Liabilities and Shareholders' Equity	**13,410,089**	**10,511,716**	**2,898,373**	**27.6%**

CLASH FLOW STATEMENT – 2007 vs. 2006 (R$ million)

	2007	2006
Income of the period	**896.9**	**788.2**
(+) Non-recurring effect	(39.5)	(186.5)
(+) Effect of change in the system of calculating PIS and Cofins	(88.0)	(47.8)
Recurring income	**769.4**	**553.9**
(Increase) decrease in accounts receivable	(3,268.1)	(2,022.6)
Increase (decrease) in accounts payable	2,754.4	2,284.2
Cash Generated by operating activities	**255.7**	**815.5**
Payment for PP&E purchase	(133.1)	(103.5)
Cash Used in Investment Activities	**(133.1)**	**(103.5)**
Borrowings	(14.9)	13.6
Distribution of dividends	(665.7)	(292.2)
Paid-up Capital	420.0	0.0
Cash from financing activities	**(260.6)**	**(278.6)**
Income distribution from Redecard Consortium participation	(196.2)	(494.6)
	(138.0)	**433.4**

SHAREHOLDERS AND STOCK MARKET INDICATORS

SHAREHOLDERS


CONTROLLING SHAREHOLDERS
CITIBANK
ITAUCARD
UNIBANCO*
OTHER
REDECARD

* UNIBANCO: Dibens Leasing, Unibanco Participações and Unibanco

STOCK MARKET INDICATORS

As of December 28, 2007, Redecard ordinary shares traded at R$ 28.80, indicating a *Market Value* of R$ 19.4 billion. The daily average volume was R$ 56.8 million in the 4Q07. The chart below shows the main stock market indicators.

In R$, except where indicated	**4Q07**
Closing price	28.80
Maximum	38.06
Average	33.58
Minimum	28.10
Daily average volume (R$ million)	56.9
Number of shares (thousand)	672,970.7
Recurring Net Income per share	0.3334
Net Income per share	0.3478
Book Value per share	0.7717
Market Value (R$ billion)	19.4

Closing price - RDCD3 (R$) and IBOVESPA (points) from October to December 2007


RDCD3
IBOVESPA

Daily trading volume – RDCD3 (R$ million)



GLOSSARY

Acquirer: company that holds the license to use the trademarks of the Brands and which is responsible for the affiliation of Merchants, and the capturing, transmission, processing and financial settlement of Transactions.

Brand: company, generally international, that holds the property and franchise rights of its trademarks and logos for use by the Acquirers and Issuers, through specification of general rules for the organization and operation of the credit card and debit card system and other payment means.

Cardholders: individuals or agents of legal entities that hold the cards and use the products, goods and services granted by the Issuers.

Interchange Fee: part of the Administration Fee that is charged to Merchants by the Acquirers and passed on to the Issuers of the credit cards or debit cards as part of their remuneration for the approval of Transactions conducted with cards they have issued.

MDR – Merchant Discount Rate: administration fee charged to merchants

Merchants: suppliers of the goods and/or services to Cardholders, which are affiliated by the Acquirers.

Net administration fee: administration fee charged to merchants, net of the interchange fee paid to issuers.

Transaction: all and any acquisition of goods and services, fund transfer and cash withdrawal effected by Cardholders in affiliated Merchants in the Country.

ANNEX A-7

ANNEX A-8

Minutes of the Extraordinary Meeting of the shareholders of class "A" shares held on April 23, 2007

At an extraordinary meeting of the shareholders of class "A" shares held at the headquarters of Redecard S.A. (the "Company"), the shareholders unanimously approved the conversion of 1,252,119 preferred class "A" shares into common shares.

ANNEX A-9

Minutes of the Extraordinary Meeting of the shareholders of class "B" shares held on April 23, 2007

At an extraordinary meeting of the shareholders of class "B" shares held at the headquarters of **Redecard S.A.** (the "Company"), the shareholders approved the conversion of 100 preferred class "B" shares into common shares.

ANNEX A-10

Minutes of the Extraordinary Shareholders' Meeting held on April 23, 2007

At a extraordinary shareholders' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the shareholders approved:

- the conversion of 1,252,119 preferred class "A" shares and of 100 preferred class "B" shares issued by the Company into common shares in the same amount;

- the Company's initial public offering and the filing with the CVM of a request to be listed as a public company;

- the Company's adherence to the *Novo Mercado*;

- the amendments to the Company's bylaws in order to reflect the conversion of preferred shares into common shares and to comply with the legal requirements of the *Novo Mercado* listing segment; and

- the offering which will comprise the public distribution of common shares in Brazil and the distribution of common shares internationally pursuant to Rule 144A and Regulation S of the Securities Act.

ANNEX A-11

RECEIVED
2008 APR 28 A 8:-9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Minutes of the Ordinary Shareholders' Meeting held on April 27, 2007

At the ordinary shareholders' meeting held at the headquarters of **Redecard S.A.** (the "Company"):

- the Chairman of the Company made known that the Company's financial statements for the 2006 fiscal year were published in the "*Diário Oficial do Estado de São Paulo*" and in the newspaper "*Diário do Comércio e Indústria – DCI*" on February 17, 2007;

- the shareholders unanimously approved all documents pertaining to the 2006 fiscal year;

- the shareholders ratified the payment of dividends in the amount of R$ 292,290,491.20 for the 2006 fiscal year and in the amount of R$ 108,844,995.70 for the first quarter of 2007;

- the shareholders fixed the yearly remuneration for the board of directors, audit committee members, and board of executive officers at R$15.0 million; and

- the shareholders decided not to make use of a fiscal council for the Company's financial activities ending December 31, 2007.

ANNEX A-12

Minutes of the Extraordinary Shareholders' Meeting held on May 28, 2007

At the extraordinary shareholders' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the shareholders unanimously:

- approved the amendments made to the Company's bylaws in order to reflect suggestions received from the BOVESPA as well as to modify the responsibilities of the director substitute and increase the maximum number of officers in the board of executive officers from seven to 10;

- elected as new directors Mr. *Claudio Rudge Ortenblad*, Mr. *Marcio de Andrade Schettini*, Mr. *Hector Nevarez*, and Mr. *Horácio Lafer Piva*; and

- indicated Mr. *Joaquim Francisco de Castro Neto* as the board of director's vice chairman.

ANNEX A-13

Minutes of the Extraordinary Shareholders' Meeting held on June 6, 2007

At an extraordinary shareholders' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the shareholders approved the following amendments made to the Company's bylaws:

- decrease of the maximum number of officers in the board of executive officers, from 10 to eight; and

- inclusion of obligations shareholders acquiring more than 26% of the Company's capital have.

ANNEX A-14

Minutes of the Extraordinary Shareholders' Meeting held on June 15, 2007

At the extraordinary shareholders' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the shareholders unanimously approved:

- the granting of 349 additional common shares per each common share held by the Company's shareholders;
- the issuance of 15,555,555 common shares by the Company pursuant to the offering; and
- amendment to and consolidation of the bylaws of the Company.

ANNEX A-15

Minutes of the Extraordinary Shareholders' Meeting held on June 18, 2007

At the extraordinary shareholders' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the shareholders unanimously approved:

- to hire a specialized company to elaborate a study on the purchase of shares of the Company; and

- to authorize the board of directors to operate the distribution of shares.

ANNEX A-16

Minutes of the Extraordinary Shareholders' Meeting held on August 31, 2007

At the extraordinary shareholders' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the shareholders unanimously appointed to the board of directors:

- Mr. *Hélio de Mendonça Lima*;
- Mr. *Silvio Aparecido de Carvalho*;
- Mr. *Luiz Fernando Furlan*; and
- Mr. *Joaquim Francisco de Castro Neto* (appointed as chairman).

Mr. *Gilberto Caldart* was elected vice-president of the board by a majority vote.

ANNEX A-17

REDECARD

REDECARD S.A.

Corporate Taxpayer's ID (CNPJ/MF) 01.425.787/0001-04
Corporate Registry ID (NIRE) 35.300.147.073

Publicly-held Company

Authorized Capital: 1,750,000,000 shares
Subscribed and Paid-up Capital: R$473,551,217.67
672,970,705 book-entry common shares

Minutes of the Extraordinary General Meeting held on December 21, 2007

Date, Time and Place: On December 21, 2007, at 1:00 pm, at the Company's headquarters, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1.400, 13º andar.

Call Notice: Call notices were published in the newspapers Diário Oficial do Estado de São Paulo (the Official Gazette of the State of São Paulo), on 12.6.2007 (page 8), 12.7.2007 (page 25) and 12.8.2007 (page 8), DCI – Comércio, Indústria e Serviços, on 12.6.2007 (page A10), 12.7.2007 (page A11) and 12.8.2007 (page A13), and Valor Econômico, on 12.6.2007 (page B2), 12.7.2007 (page C5) and 12.8.2007 (page C3).

Attendance: Shareholders representing more than two-thirds of the Company's voting capital stock, pursuant to the signatures in the Shareholders' Attendance Book.

Chairperson and Secretary: Chairperson: Mr. Joaquim Francisco de Castro Neto; Secretary: Alexandre Dutra Lopes.

Agenda: Decide on the proposal by the Board of Directors related to: **1)** changing the following provisions of the Bylaws: a) main clause of Article 5, in order to record the new breakdown of the capital stock, arising from the increase, within the limits of the authorized capital, decided in the meeting of the Board of Directors on July 11, 2007; b) item "m" of Article 16, and Articles 30 and 31, in order to enhance and adapt them to the Company's dividends and interest on net equity distribution policy; **2)** adopting the Stock Option Plan of Redecard S.A., in accordance with the terms of Paragraph 3 of Article 168 of Law no. 6,404/76.

REDECARD

Resolutions: 1) The majority of the shareholders present to the meeting, holders of common shares representing more than two-thirds of the Company's capital stock have approved the following, with the suggestions proposed by Unibanco Participações Societárias S.A., Unibanco - União de Bancos Brasileiros S.A., Dibens Leasing S.A. Arrendamento Mercantil, Banco Itaucard S.A. e Banco Citibank S.A. : **(i)** of the main clause of Article 5 of the Bylaws, in order to record the new breakdown of the capital stock, arising from the increase, within the limits of the authorized capital, decided by the Board of Directors in the meeting of July 11, 2007, which henceforth shall be read as follows: "*Article 5. The capital stock fully subscribed and paid up is four hundred seventy three million, five hundred fifty one thousand, two hundred seventeen Reals and sixty seven centavos (R$473,551,217.67), divided into six hundred seventy two million, nine hundred seventy thousand, seven hundred and five (672,970,705) book-entry common shares without par value.*"; **(ii)** of item "m" of Article 16, Article 30 (with the exclusion of its sole paragraph) and Article 31 (amendment of the main clause and exclusion of items a, b and c) of the Bylaws, in order to improve and adapt them to the Company's dividends and interest on net equity distribution policy, which henceforth shall be read as follows: "*Article 16. (...), m) state and distribute interim and intercalary dividends or interest on net equity to the income booked in the financial statements prepared on a quarterly basis or in interim periods, including the existing retained earnings or income reserve, with due regard for all relevant legal provisions and statutory procedures.*"; "*Article 30. Upon resolution taken by the Board of Directors, ad referendum of the General Meeting, the Company may state, pay or credit interest to the shareholders, as interest on net equity, pursuant to the provisions set forth herein and applicable legislation. Any amounts so spent shall be attributed to the mandatory dividend set forth herein.*"; "*Article 31. The Company shall prepare quarterly balance sheets and, by resolution of the Board of Directors, it may prepare interim balance sheets and state, pay or credit dividends or interest on net equity, attributed to the mandatory dividend, pursuant to the applicable legal and statutory provisions.*". As a result, the Bylaws of Redecard S.A. shall henceforth be duly consolidated and read as per Exhibit I to these minutes; UFF EMERGENCE e OBJETIF ACTIONS EMERGENTES abstained to vote; **2)** adoption of the Stock Option Plan, as per Exhibit II to these minutes, which sets forth the general granting conditions of the stock option plan, pursuant to the terms of Paragraph 3 of Article 168 of Law no. 6,404/76; CAPITAL INTERNATIONAL – GLOBAL EQUITY; AMERICAN FUNDS INSURANCE SERIES – NEW

WORLD FUNDS; EUROPACIFIC GROWTH FUND; NEW WORLD FUND INC; CAPITAL WORLD GROWTH AND INCOME FUND INC; CAPITAL INCOME BUILDER, INC. abstained to vote. CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CMG STRATEGIC EQUITY FUND; COLUMBIA STRATEGIC INVESTOR FUND; PSP FOREIGN EQUITY FUND e OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM voted oppositelly. **3)** the publication of the minutes of this Meeting with omission of the names of the shareholders attending the meeting, as authorized by Paragraph 2 of Article 130 of Law no. 6,404/76.

Closure: Having nothing else to discuss, these minutes were drawn up, read, approved and signed by the shareholders present to the General Meeting. São Paulo (SP), December 21, 2007. (signed) **Chairperson and Secretary:** Joaquim Francisco de Castro Neto – Chairperson, and Alexandre Dutra Lopes - Secretary. Attending shareholders: **BANCO ITAUCARD S.A.** - Mariana Semeghini - Attorney-in-law; **UNIBANCO PARTICIPAÇÕES SOCIETÁRIAS S.A.** - Pedro Frade de Andrade – Attorney-in-law; **DIBENS LEASING S.A. – ARRENDAMENTO MERCANTIL** - Pedro Frade de Andrade – Attorney-in-law; **UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.** - Pedro Frade de Andrade – Attorney-in-law; **BANCO CITIBANK S.A.** - Hector Nevarez - Attorney-in-law; **JOAQUIM FRANCISCO DE CASTRO NETO; HECTOR NEVAREZ**; KODAK RETIREMENT INCOME PLAN, COLUMBIA ACORN INTERNATIONAL, JOHN DEERE PENSION TRUST, OMERS ADMINISTRATION CORPORATION, SSGA EMERGING MARKETS FUND, THE LAZARD FUNDS INC, PANAGORA GROUP TRUST, BELL ATLANTIC MASTER PENSION TRUST, WANGER INTERNATIONAL SMALL CAP ADVISOR, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, LAZARD EMERGING MARKETS FUND, CORNELL UNIVERSITY, MBERS MUTUAL FUNDS, LAZARD RETIREMENT EMERGING MARKETS PORT, EMERGING MARKETS EQUITY GROUP TRUST, GENERAL CONFERENCE CORPORATION OF SEVENT, COMMONWEALTH OF PENNSYLVANIA PUBLIC SCH, IBM SAVINGS PLAN, FIRE & POLICE EMPLOYEES RETIREMENT SYSTEM O, LAZARD EMERGING MARKETS GROWTH FUND, ULTRA SERIES FUND - INTERNATIONAL STOCK FUND, CIBC EMERGING MARKETS INDEX FUND, CAPITAL INTERNATIONAL - GLOBAL EQUITY, AMERICAN FUNDS INSURANCE SERIES - NEW WOR, THE MASTER TRUST BANK OF JAPAN, LTD. RE, STATE STREET BANK AND TRUST COMPANY INVEST, CATHOLIC HEALTH INITIATIVES, LAZARD GLOBAL ACTIVE FUNDS, PLC, HARBOR INTERNATIONAL GROWTH FUND, CMG STRATEGIC EQUITY FUND, COLUMBIA STRATEGIC INVESTOR FUND, ALLIANCE INSTITUTIONAL FUND, FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST, MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHI, ALLIANCE CAPITAL GROUP TRUST, TELCORDIA TECHNOLOGIES PENSION PLAN, PSP FOREIGN EQUITY FUND, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JOHN HANCOCK

TRUST INTERNATIONAL OPPORTUNITIES TRUST, ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO, ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO, FLORIDA RETIREMENT SYSTEM TRUST FUND, COLUMBIA MARSICO INTERNATIONAL OPPORTUNITIES FUND, COLUMBIA MARSICO INT OPPFUND, VARIABLE SERIES, THE JAMES IRVINE FOUNDATION, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, LAUDUS INTERNATIONAL MARKETMASTERS FUND, SCHRODER BRICS EQUITY MOTHER FUND, JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND, COLUMBIA MULTI - ADVISOR INTERNATIONAL EQUITY FUND, THE CALIFORNIA STATE TEACHERS RETIR, NORTHERN TRUST LUXEMBOURG MANAGEMENT COMPANY SA ON BEHALF OF UNIVEST, WASATCH STRATEGIC INCOME FUND, WASATCH GLOBAL SCIENCE & TECHNOLOGY FUND, STICHTING DOW PENSIOENFONDS, WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORT, PG & E POSTRETIREMENT MEDICAL PLAN TRUST- NON- MAN, ACM GLOBAL INVESTMENTS - EMERGING MARKETS GROWTH, FIDELITY CONTRAFUND, FIDELITY CONTRAFUND: FIDELITY ADVI, NORTHWESTERN MUTUAL LIFE FOUNDATION , INC, NORTHWESTERN MUTUAL SERIES FUND, INC- ASSET ALLOCATION PORTFOLIO, NORTHWESTERN MUTUAL SERIES FUND, INC. - INTERNATIONAL GROWTH PORTFOLIO, THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY, THE SEI EMERGING MARKETS EQUITY FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY, FIRST AMERICAN INVESTMENT FUNDS, INC. – INTERNATIONAL, THE EMERGING MARKETS EQUITY INVESTMENTS PORTFOLIO, OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES, GGOF GLOBAL DIVIDEND GROWTH FUND, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVE, ADVANCED SERIES TRUST - AST AMERICAN CENTURY STRATE, FIDELITY COMMONWEALTH TRUST: FIDELITY LARGE CAP STOC, FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR LARGE CAP, AMERICAN FUNDS INSURANCE SERIES - GROWTH INCOME FUN, OPTIMUM FUND TRUST- OPTIMUM LARGE CAP GROWTH FUND, ISHARES MSCI BRIC INDEX FUND, LAUDUS MONDRIAN EMERGING MARKETS FUND e VARIABLE INSURANCE PRODUCTS FUND I - Vanessa Leonel do Prado - Attorney-in-law; DSG RETIREMENT AND EMPLOYEE SECURITY SCHEME, MFS INTERNATIONAL NEW DISCOVERY FUND, T.ROWE PRICE GROWTH STOCK FUND, INC, PENN SERIES GROWTH STOCK FUND, WASHINGTON STATE INVESTMENT BOARD, NORGES BANK, FRANKLIN TEMPLETON CORPORATE CLASS LTD, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. - GLOBAL GROWTH FUND, AMERICAN CENTURY VARIABLE PORTFOLIOS, INC - VP INTERNATIONAL FUND, AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., AMERICAN CENTURY WORLD MUTUAL FUNDS, INC - INTERNATIONAL STOCK FUND, VANGUARD INVESTMENT SERIES, PLC, AXA PREMIER VIP TRUST - AXA PREMIER VIP INTERNATIONAL EQUITY PORTFOLIO, STICHTING PENSIOENFONDS ABP, EUROPACIFIC GROWTH FUND, NEW WORLD FUND INC., CAPITAL WORLD GROWTH AND INCOME FUND INC, CAPITAL INCOME BUILDER, INC, THE WELLCOME TRUST LIMITED e MINEWORKERS`PENSION

SCHEME - Vanessa Leonel do Prado – Attorney-in-law; UFF EMERGENCE e OBJECTIF ACTIONS EMERGENTES - SAULO DOS SANTOS CLEMENTE – Attorney-in-law.

This instrument is a free English translation of the minutes drawn up in the Company's records.

Alexandre Dutra Lopes
Secretary

ANNEX A-18

Minutes of the Annual General Meeting held on February 22, 2008

At the annual general meeting, management accounts, financial statements, and other documents relative to the fiscal year ended December 31, 2007 were fully approved.

The annual and global budget for the compensation of the members of the Board of Directors, Audit Committee and Board of Executive Officers for the fiscal year of 2008 was set at a maximum amount of R$15,000,000.00 (fifteen million reais);

From now on, the newspapers used by the Company for publications pursuant to Law no. 6,404/76 will be the Official Gazette of the State of São Paulo and the "Valor Econômico" newspaper;

ANNEX A-19

Minutes of the Board of Directors' Meeting held on January 9, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously approved the payment of a dividend to Mastercard International Inc. in the amount of R$ 2,894,968.63.

ANNEX A-20

Minutes of the Board of Directors' Meeting held on April 23, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board approved the appointment of the executive officer Mr. *Edson Luiz dos Santos* as the new investors' relations officer.

Furthermore, the board approved the Company's "Disclosure Policy" (*Política de Divulgação*) and the Company's "Negotiation Policy" (*Política de Negociação*). Please find below under "Other Documents" translations of these two documents.

ANNEX A-21

Minutes of the Board of Directors' Meeting held on April 25, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously approved the payment of a dividend to Mastercard International Inc. in the amount of R$ 4,539,008.63.

ANNEX A-22

<u>Minutes of the Board of Directors' Meeting held on April 25, 2007</u>

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously approved the payment of dividends to: ITAUCARD, in the amount of R$ 34.768.662,36, to UNIBANCO in the amount R$ 34.768.662,36 and to CITIBANK, in the amount of R$ 34.768.662,36

ANNEX A-23

Minutes of the Board of Directors' Meeting held on April 27, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board elected as new executive officer Mr. *Ronaldo Cerqueira Varela.*

ANNEX A-24

Minutes of the Board of Directors' Meeting held on May 14, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously accepted the resignation of two of the directors, i.e., *Desmond Roberto Rowan Greene* and *José Reinaldo Moreira Tosi.*

ANNEX A-25

Minutes of the Board of Directors' Meeting held on June 1, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously approved the Global Depositary Receipts ("GDR") Program of the Company.

The GDR Program was set to comprise the following characteristics:

- Sponsor: the company;
- Level of the Program: GDR Program exempted from registration pursuant to Rule 144A and Regulation S of the Securities Act;
- Type of Securities: common shares issued by the companies;
- Depositary Institution: Citibank, N.A.;
- Custodian Institution: *Citibank Distribuidora de Títulos e Valores Mobiliários S.A.*; and
- Parity between the Shares and GDRs: two common shares per GDR.

Furthermore, the board authorized the board of executive officers to take all relevant measures that may be necessary in order to operate the GDR Program.

ANNEX A-26

Minutes of the Board of Directors' Meeting held on June 6, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously appointed the Company's executive officers to the following positions:

- Mr. *Anastácio Vasconcelos Ramoms* as the Chief Executive Officer;
- Mr. *Edson Luiz dos Santos* as Chief Financial Officer and Chief Investor Relations' Officer;
- Mr. *Fábio Pinto Palmeira* as Chief Operating Officer;
- Mr. *Irélio Pedro Frigo* as Chief Human Resources Officer;
- Mr. *Ronaldo Cerqueira Varela* as Chief Marketing and Product Officer;
- Mr. *Marcos Negreiros Vicente* as Chief Commercial Officer; and
- Mr. *Alessandro Tavares Raposo* as Chief Technology Officer.

ANNEX A-27

Minutes of the Board of Directors' Meeting held on July 10, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously:

- Decided to pay dividends to shareholders based on the results of the second quarter of 2007 as follows:

  - *Banco Itaucard S.A.:* R$ 56,916,867.91
  - *Banco Citibank S.A.:* R$ 56,916,867.91
  - *Dibens Leasing S.A. – Arrendamento Mercantil:* R$ 34,643,589.78
  - *Unibanco Participações Societárias S.A.:* R$ 22,273,183.00
  - *Mastercard International Incorporated:* R$ 7,430,402.32
  - *Unibanco – União de Bancos Brasileiros S.A.:* R$ 94.86
  - *Joaquim Francisco de Castro Neto, Hélio de Mendonça Lima, Cláudio Rudge Ortenblad, Gilberto Caldart, Hector Nevarez, Márcio de Andrade Schettini e Horácio Lafer Piva:* R$ 0.27 respectively;

- approved contracts entered into by the Company relating to the Projects *Fábricas de Software* and *EPS's commercial*, the bookkeeping system for the Company's shares at *Banco Itaú* and the custodian system of Global Depositary Receipts at *Citibank N.A.*; and

- approved the financing plan for the second semester of 2007 limited to the maximum amount of R$ 1,663,000.00.

ANNEX A-28

Minutes of the Board of Directors' Meeting held on July 11, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously:

- fixed the issuance price for common shares at R$ 27.00;
- approved the increase in capital stock by R$ 53,551,232.67 following the subscription of 15,555,555 common shares issued by the Company;
- approved the payment of common shares in local currency;
- approved to vest the holders of common shares of the present capital increase with the same rights that are conferred to holders of the current shares;
- approved the distribution of common shares in Brazil by means of primary and secondary over-the-counter transactions and abroad by means of transactions exempt from registration pursuant to Rule 144A and Regulation S;
- approved the final Brazilian prospectus and the Offering Memorandum to be used in selling efforts abroad;
- authorized the board of executive officers to take any further actions that may be necessary in order to conclude the Brazilian offer and the international offer; and
- ratified all actions already taken by the board of the executive officers that were aimed at furthering the Brazilian offer and the international offer.

ANNEX A-29

Minutes of the Board of Directors' Meeting held on July 12, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board confirmed the subscription of 15,555,555 common shares issued by the Company.

ANNEX A-30

Minutes of the Board of Directors' Meeting held on July 17, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board confirmed the increase of capital stock by R$ 53,551,232.67 following the subscription of 15,555,555 common shares issued by the Company.

Accordingly, the capital stock increased from R$ 419,999,985.00 to R$ 473,551,217.67.

ANNEX A-31

Minutes of the Board of Directors' Meeting held on August 31, 2007

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board approved *Unibanco Investshop – Corretora de Valores Mobiliários e Câmbio S.A.* and *Itaú Corretora de Valores S.A.* as certified brokers for the issuance of its securities.

The board furthermore approved a service agreement and the *Vendor Agreement* with *Mastercard Brasil Soluções de Pagamento Ltda.* aiming to reimburse expenses incurred by the Company within the scope of promotional and marketing actions for Mastercard International Inc.

ANNEX A-32

Minutes of the Board of Directors' Meeting held on October 26, 2007

At the board of directors' meeting held at the headquarters of **Redecard** S.A. (the "Company"), the board approved the financial statements for the third quarter of 2007.

The board furthermore approved dividends in the amount of R$ 156.347.497,94, equal to R$ 0,2323243742 per share.

It also established a trimesterly schedule of dividend payment.

ANNEX A-33

REDECARD S.A.

Corporate Taxpayer's ID (CNPJ/MF) 01.425.787/0001-04
Corporate Registry ID (NIRE) 35.300.147.073
Publicly-held Company

Authorized Capital: 1,750,000,000
Subscribed and Paid-Up Capital: R$ 473,551,217.67 – 672.970,705 book-entry common shares

Minutes of the Board of Directors Meeting
held on December 21, 2007

Date, Time and Place: On December 21, 2007, at 5:00 pm, at the Company's headquarters, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1400, 13º andar.

Attendance: All members of the Company's Board of Directors through videoconference, pursuant to paragraph 1, article 14 of the Company's Bylaws.

Presiding Board: Chairman, Mr. Joaquim Francisco de Castro Neto; and Secretary, Mr. Alexandre Dutra Lopes.

Agenda: Approval of payment of interest on capital to shareholders

Resolutions taken by unanimous vote:

The following proposals to be submitted to General Meeting's resolutions were approved:

(i) to pay in January 31 2008 interest on capital for account of the mandatory dividend for the fiscal year 2007, according to Brazilian Law nº 9.249/95, a gross interest of R$0.02385365162 per share, less 15% income tax at source,

resulting in net interest of R$0.02027560387 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

(ii) that the credit corresponding to the payment of this interest will be passed through this company's accounts on December 28 2007, individually to each stockholder, on the basis of the shares held on December 26 2007. Company´s shares will be traded "ex-date" in the local market from from December 27 2007 onwards.

Closure: There being nothing further to transact, these minutes were read, approved and signed by all members of the Board of Directors' Company. These minutes were drawn up in the summary format of facts occurred. São Paulo (SP), December 21, 2007. (by) Joaquim Francisco de Castro Neto – Board of Directors' Chairman; Gilberto Caldart – Vice-Charman of the Board of Directors; Cláudio Rudge Ortenblad, Hector Nevarez, Horácio Lafer Piva, Luiz Fernando Furlan, Marcio de Andrade Schettini e Silvio Aparecido de Carvalho – Board of Directors' members; Alexandre Dutra Lopes – Secretary.

WE DECLARE, FOR ALL PURPOSES, THAT THIS IS A FREE ENGLISH TRANSLATION OF THE ORIGINAL INSTRUMENT DRAWN UP IN THE COMPANY'S RECORDS.

São Paulo, December 21, 2007.

ALEXANDRE DUTRA LOPES
Secretary

ANNEX A-34

REDECARD

São Paulo, January 14, 2008

TO
São Paulo Stock Exchange (Bovespa)
Brazilian Securities and Exchange Commission (CVM)

Dear Sirs:

Ref.: **Summary of the Decisions taken at the Board of Directors meeting held on January 14, 2008**

We hereby provide a summary of the decisions taken at the Board of Directors meeting held on today's date:

a) approval of the Report from Management and the Financial Statements for the fiscal year ended on December 31, 2007, which are the object of the unreserved opinion issued by the Independent Auditors authorizing their release via filing at the Brazilian Securities and Exchange Commission and the São Paulo Stock Exchange (Bovespa) and published in the media;

b) approval of the payment to shareholders of dividends in the amount of R$0.330402519126 per share, based on the net income reported in the period ended December 31 and calculated towards the mandatory dividends for fiscal year 2007. The dividends will be paid to shareholders on January 28, 2008 and based on shareholder positions on January 17, 2008, with the shares trading ex dividends starting on January 18, 2008, inclusive; and

c) election of the following persons to become members of the AUDIT COMMITTEE during the current term of office, on an exceptional basis, until the installation of the persons elected at the first meeting of the Board of Directors immediately following the Annual General Meeting of Shareholders of 2008: ANTONIO CARLOS ROVAI (Chairman); CARLOS ELDER MACIEL DE AQUINO; ERIVELTO CALDERAN CORRÊA; and JOÃO RAMOS ALMEIDA.

The minutes of the Meeting of the Board of directors will be delivered to you via the IPE information system within the period established in CVM 202 Instruction.

Sincerely,

REDECARD S.A.

Edson Luiz dos Santos
Investor Relations Officer

ANNEX A-35

REDECARD

RECEIVED
2008 APR 28 A 8:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REDECARD S.A.

Corporate Taxpayers' ID (CNPJ/MF) 01.425.787/0001-04
Companies Registry (NIRE) 35.300.147.073
Publicly-held Company

Authorized Capital: 1,750,000,000 shares
Subscribed and Paid-in Capital: R$ 473,551,217.67
672,970,705 book-entry common shares

Minutes of the Board of Directors' Meeting held on January 22, 2008

Date, Time and Venue: On January 22, 2008, at 5:30 p.m., at the Company's headquarters, in the city and state of São Paulo, at Avenida Presidente Juscelino Kubitschek, n.º 1.400, 13º andar.

Attendance: All members of the Company's Board of Directors, held a meeting through a conference call, as permitted by article 14, paragraph 1 of the Company's Bylaws.

Presiding Board: President: Mr. Joaquim Francisco de Castro Neto; Secretary: Mr. Alexandre Dutra Lopes.

Agenda: to resolve on the re-ratification of the resolutions taken by this Board of Directors in the meeting held on January 14, 2008.

Resolutions unanimously taken:

(i) To ratify the resolution of paying dividends to shareholders on January 28, 2008, but CORRECTING the dividend amount to **R$ 0.306548867473 per commom share issued by the Company**, instead of R$ 0.330402519126 per share, as informed in the minutes of the Board of Directors' meeting held on January 14, 2008 and in the respective Material Fact released on the same date.

The reason for this correction lies on the fact that the amount of Interest on Own Capital declared by the Board of Directors in the meeting held on December 12, 2008, which will be paid to shareholders on January 31, 2008, was incorrectly added to the dividend amount relating to the Company's results verified on the balance sheet as of December 31, 2007.

(ii) To ratify all other resolutions taken by the Company's Board of Directors in the meeting held on January 14, 2008.

Closure: Having no further business to be discussed, these minutes were drawn-up and signed by all attendees and by the President and Secretary of the Presiding Board. São Paulo, January 22, 2008. **Signatures**: Joaquim Francisco de Castro Neto – Chirman of the Board of Directors; Gilberto Caldart – Vice Chairman of the Board of Directors; Cláudio Rudge Ortenblad, Hector Nevarez, Horácio Lafer Piva, Luiz Fernando Furlan, Marcio de Andrade Schettini and Silvio Aparecido de Carvalho – Board Members; Alexandre Dutra Lopes - Secretary.

This is a free English translation of the original document drawn up in the Company's records.

São Paulo, January 22, 2008.

Alexandre Dutra Lopes
Secretary

ANNEX A-36

<u>Minutes of the meeting of the Board of Directors – February 11, 2008</u>

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board unanimously elected the following members to integrate the Options Committee:
JOAQUIM FRANCISCO DE CASTRO NETO (Chairman of the Board of Directors)
GILBERTO CALDART (Vice-Chairman of the Board of Directors)
CLÁUDIO RUDGE ORTENBLAD and HORÁCIO LAFER PIVA (members of the Board of Directors)

The board also granted Stock Options for five hundred and three thousand, three hundred and eighty-four (503,384) common shares issued by the Company, within the scope of the Plan and elected beneficiaries. The exercise price of the options that will be granted to the beneficiaries was fixed at twenty reais and twenty-five centavos (R$20.25) per share.

ANNEX A-37

REDECARD

REDECARD S.A.

Corporate Taxpayer ID (CNPJ/MF) nº.01.425.787/0001-04
Corporate Registry ID (NIRE) 35.300.147.073
Publicly-Held Company

Minutes of the Board of Directors Meeting
held on February 22, 2008

Date, Time and Place: On February 22, 2008 at 10:00 am, at the Company's headquarters, in the city and state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1400, 13º andar.

Attendance: All members of the Company's Board of Directors were present, through conference call, pursuant to article 14, paragraph 1 of the Company's Bylaws.

Presiding Board: Chairman: Mr. Joaquim Francisco de Castro Neto; Secretary: Mr. Alexandre Dutra Lopes.

Agenda: (i) to elect the members of the Audit Committee for the annual term of office ending with the investiture of new members which will be elected at the first meeting of the Board of Directors following the Annual General Meeting of Shareholders of 2009; and (ii) to elect the members of the Board of Executive Officers for a two-year term of office ending with the investiture of new members which will be elected at the first meeting of the Board of Directors following the Annual General Meeting of 2010.

Resolutions taken by unanimous vote:

(i) The following persons were reelected as members of the **AUDIT COMMITTEE** for the annual term of office ending with the investiture of new members in 2009: **Chairman of the Audit Committee: ANTONIO CARLOS ROVAI**, Brazilian, married, economist, Identity Card (RG-SSP/SP) no. 5.805.562, Individual Taxpayer Register (CPF) no. 760.333.688-00, domiciled in the city and state of São Paulo, at Avenida Francisco Matarazzo, 1400 – 20th floor – Torre Torino; **CARLOS ELDER MACIEL DE AQUINº**, Brazilian, married, accountant, Identity Card (RG-SSP/PE) no.1.807.320, Individual Taxpayer Register (CPF) no. 226.993.094-00, domiciled in the city and state of São Paulo, at Avenida Eusébio Matoso, 891 – 12th floor; **ERIVELTO CALDERAN CORRÊA**, Brazilian, married, administrator, Identity Card (RG-SSP/SP) no. 6.991.447, Individual Taxpayer Register (CPF) no. 724.502.828-15, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela - Piso -1; and **JOÃO RAMOS DE**

ALMEIDA, Brazilian, married, engineer, Identity Card (RG-SSP/SP) no. 8.932.096, Individual Taxpayer' Register (CPF) no. 043.005.288-02, domiciled in the city and state of São Paulo, at Avenida Paulista, 1111 – 7th floor;

(ii) The following persons were elected as members of the Company's **BOARD OF EXECUTIVE OFFICERS** for a two-year term ending with the investiture of new members in 2010: **Chief Executive Officer – ROBERTO JOSÉ MARIS DE MEDEIROS**, Brazilian, married, engineer, Identity Card (RG-IFP/RJ) no. 3654133, Individual Taxpayer Register (CPF) no. 664.054.677-91; **Investor Relations Officer - DENYS MARC FERREZ**, Brazilian, single, administrator, Identity Card (RG-IFP/RJ) no. 08.396.908-9, Individual Taxpayer' Register (CPF) no. 009.018.327-40; the following members were reelected: **Technology Officer - ALESSANDRO TAVARES RAPOSO**, Brazilian, married, systems analyst, Identity Card (RG-IFP/RJ) no. 081.569.07-1, Individual Taxpayer Register (CPF) no. 026.519.687-65; **Finance Officer - EDSON LUIZ DOS SANTOS**, Brazilian, married, business administrator, Identity Card (RG-SSP/SP) no. 8.620.718 and Individual Taxpayer Register (CPF) no. 809.286.928-68; **Operations Officer - FÁBIO PINTO PALMEIRA**, Brazilian, married, economist, Identity Card (RG-IFP/RJ) no. 2.381.620 and Individual Taxpayer Register (CPF) no. 244.771.847-00; **Human Resources Officer - IRÉLIO PEDRO FRIGO**, Brazilian, married, business administrator, Identity Card (RG-SSP/PR) no. 844.187-1, Individual Taxpayer Register (CPF) no. 147.827.749-15; **Business Officer - MARCOS NEGREIROS VICENTE**, Brazilian, married, engineer, Identity Card (RG-SSP/SP) no. 9.403.037-6, Individual Taxpayer Register (CPF) no. 091.633.668-94; and **Products and Marketing Officer - RONALDO CERQUEIRA VARELA**, Brazilian, married, engineer, Identity Card (RG-SSP/SP) no. 015.797.970-9, Individual Taxpayer Registry (CPF) no. 159.612.495-49; all domiciled at Avenida Presidente Juscelino Kubitschek, 1.400, 13th floor.

Closure: There being nothing further to deliberate, the present minutes were read, approved and signed by all members of the Board of Directors, the Chairman and the Secretary. São Paulo (SP), January 22, 2008. **Signatures**: Joaquim Francisco de Castro Neto – Chairman of the Board of Directors; Gilberto Caldart – Vice Chairman of the Board of Directors; Anastácio Vasconcelos Ramos, Cláudio Rudge Ortenblad, Hector Nevarez, Horácio Lafer Piva, Luiz Fernando Furlan, Marcio de Andrade Schettini and Silvio Aparecido de Carvalho – Board of Directors' members; Alexandre Dutra Lopes - Secretary.

I DECLARE, FOR ALL PURPOSES, THAT THIS IS A FREE ENGLISH TRANSLATION OF THE ORIGINAL INSTRUMENT DRAWN UP IN THE COMPANY'S RECORDS.

São Paulo, January 22, 2008.

Alexandre Dutra Lopes
Secretary

ANNEX A-38

Minutes of the Board of Directors' Meeting held on April 18, 2008

At the board of directors' meeting held at the headquarters of **Redecard S.A.** (the "Company"), the board, in line with applicable CVM legislation, unanimously approved the replacement of KPMG Auditores Independentes with PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES for carrying out independent accounting services for the financial year 2008.

ANNEX A-39

AGREEMENTS WITH THE SAME GROUP

ITEM	AGREEMENTS WITH THE SAME GROUP PURPOSES AND CHARACTERISTICS OF THE AGREEMENT	CONTRACTUAL BOND WITH THE COMPANY [1]	ORIGINAL VALUE		MATURITY DATE OR TERM	RESCISSION OR TERMINATION CONDITIONS	REMAINING BALANCE	
			R$ THOUSANDS	DATE			R$ THOUSANDS	DATE
01	Service Agreement of Banking Domicile Codification, entered into with Citibank, with a view to ensure that the credits arising from the transactions performed with debit and/or credit cards are deposited in the bank accounts domiciled in this bank. In the event of termination of the banking domicile codification service agreements, Redecard shall remain obliged to make the deposits in the respective banking domiciles up to the end of the term of authorization for the banking domicile codification define by the respective Merchant.	Controlling Shareholder Citibank	From January to December 2007, there was a R$1.3 million receipt	01/02/2007	Undetermined	Against a 30 days previous notice	--	--

ITEM	AGREEMENTS WITH THE SAME GROUP PURPOSES AND CHARACTERISTICS OF THE AGREEMENT	CONTRACTUAL BOND WITH THE COMPANY [(1)]	ORIGINAL VALUE		MATURITY DATE OR TERM	RESCISSION OR TERMINATION CONDITIONS	REMAINING BALANCE	
			R$ THOUSANDS	DATE			R$ THOUSANDS	DATE
02	Service Agreement of Banking Domicile Codification, entered into with bank Itaú, regarding the assurance, to this Bank, of the codification of the banking domicile of the certified Merchants that come to perform financial operations with Itaú.	Controlling Shareholder Itaú	From January to December 2007, there was a R$4.8 million receipt.	09/05/2006	Undetermined	Against a 30 days previous notice.	--	--
03	Service Agreement of Banking Domicile Codification, entered into with Unibanco, regarding the assurance, to this Bank, of the codification of the banking domicile of the certified Merchants that come to perform financial operations with Unibanco.	Controlling Shareholder Unibanco	From January to December 2007, there was a R$1.3 million receipt.	01/02/2007	Undetermined	Against a 30 days previous notice.	--	--

ITEM	AGREEMENTS WITH THE SAME GROUP PURPOSES AND CHARACTERISTICS OF THE AGREEMENT	CONTRACTUAL BOND WITH THE COMPANY (1)	ORIGINAL VALUE		MATURITY DATE OR TERM	RESCISSION OR TERMINATION CONDITIONS	REMAINING BALANCE	
			R$ THOUSANDS	DATE			R$ THOUSANDS	DATE
04	Brand License Agreement, through which MasterCard International has licensed the Company, under a non-exclusive basis, to use the MasterCard brands in the certification of Merchants, and Transactions Financial Settlement Agreement before the Merchants certified by the Company. The financial liabilities arising from these agreements will be secured by a guarantee from Brazilian banks, in the amount of R$1.15 billion, on behalf of MasterCard International, in force from 03/13/2007 to 03/12/2008. Up to December 31, 2007, the amount of commissions paid to the Banks supporting the operation totaled R$5.2 million.	Shareholder	In 2007, the remuneration of the Brand license and of the transactions financial settlement represented R$112 million	11/15/1996	Undetermined (as long as Redecard is the Certifier of the MasterCard Brand)	(1) If the Company stops being an associated member of MasterCard International; (2) If the Company no longer complies with the criteria for utilization of the brand or with any of the clauses of the license agreement; (3) if the Company interrupts the use of the brand for more than a year.	--	--

ITEM	AGREEMENTS WITH THE SAME GROUP PURPOSES AND CHARACTERISTICS OF THE AGREEMENT	CONTRACTUAL BOND WITH THE COMPANY [1]	ORIGINAL VALUE		MATURITY DATE OR TERM	RESCISSION OR TERMINATION CONDITIONS	REMAINING BALANCE	
			R$ THOUSANDS	DATE			R$ THOUSANDS	DATE
05	GDRs Deposit Agreements entered into with Citibank N.A., to wit, Deposit Agreement pursuant to the Regulation S and Deposit Agreement pursuant to Rule 144A. Citibank N.A allows that the Company performs refunds of expenses related to roadshows' expenditures and actions that contribute to the increase of the Company's visibility abroad.	It is part of the same financial group of Citibank, the Company's controlling shareholder.	-	07/17/2007	Undetermined	Against a 30 days previous notice.	-	-
06	Service Agreement for the Bookkeeping of Redecard's Shares entered into with Banco Itaú S.A. and Itaú Corretora de Valores S.A., through which Banco Itaú will render book-entry shares services and will operate as the issuing agent of the Company's share certificates	Companies that make part of the same financial group of the controlling shareholder - Itaucard.	Amounts paid until 01/31/08 . total R$0.1 million.	04/19/2007	Undetermined	May be terminated against a 90 days previous notice.	N.A.	N.A.
07	Data Processing Service Agreement, (ii) disponibilization and periodic maintenance of the hardware and software equipment infrastructure of the Company's headquarters and branches and (iii) support, management, operation, management of data processing platforms, among other services, entered into with Orbitall.	Company controlled by Itaú, the same controlling shareholder of the controlling shareholder Itaucard.	In 2007, the amount paid totaled R$50.7 million.	06/30/2006	12/31/2008	May be terminated as from twenty-four months after its execution, with no imposition of fine, against a 180 days previous notice between the parties.	N.A.	N.A.

08	Term of use and responsibility to make available for the benefit cards issuer the Business Trace tool, entered into with Citibank. The access to such tool is costless.	shareholder	-	August 03, 2007	Undetermined	May be terminated at any time, without previous notice.	N.A.	N.A.
09	Incentive Program Agreement for the switching of the debt base of *Unibanco Cheque eletrônico* (Unibanco's Electronic Check).	shareholder	Amounts paid until December 31, 2007 total R$0.2 million	August 31, 2007	August 30, 2008	May be terminated at the discretion of any of the parties, with no need of judicial or extra-judicial notice, in the following cases: a) Breach of any of the provisions of the agreement b) bankruptcy c) act of God that definitively prevents the execution of this Agreement d) in the event the achievement of its objectives becomes legally prohibited.	N.A.	N.A.
11	Operating Agreement with Banco Itaú SA for banking domicile migration	shareholder	There is no history of values paid at the present date.	July 02, 2007	Undetermined	Against previous and formal notice with 60 days in advance.	N.A.	N.A.

12	Term of use and responsibility for Access, through the internet, to the information and indicators related to the volume of transactions performed with cards issued by the issuer of benefit cards with brand captured by Redecard, entered into with Banco Itaú SA. The access to the tool is costless.	Shareholder	-	December 17, 2007	Undetermined	Redecard is entitled to interrupt the access to the tool at any time, with no need of warning, notice or communication.	N.A.	N.A.
13	Service Rendering Agreement Letter and control of the negotiation, by related parties, of the securities issued by the client, provided that these negotiations are performed through Itaú Corretora. The access to the tool is costless.	Companies that make part of the same financial group of the controlling shareholder - Itaucard.	-	October 26, 2007	Undetermined	Against a 30 days previous notice.	N.A.	N.A.

ANNEX A-40

Material fact – October 26, 2007

Redecard S.A. communicated to its shareholders that dividends in the amount of R$ 156.347.497,94, equal to R$ 0,2323243742 per share would be paid on November 8, 2007.

Redecard S.A. also established a trimesterly schedule of dividend payment.

ANNEX A-41

Material fact – December 21, 2007

Redecard S.A. communicated to its shareholders that on January 31, 2008, it would pay interest on shareholder's equity applied against mandatory dividends with a value of R$ 0,02385365162 per share, with a 15% tax resulting in liquid interest of R$ 0,02027560387 per share.

Credit will also be registered for each shareholder on December 28, 2007

ANNEX A-42

Material fact – January 14, 2008

Redecard S.A. communicated to its shareholders that on January 28, 2008, it would pay dividends of R$ 0,330402519126 per share.

ANNEX A-43

Material fact – January 22, 2008

Redecard S.A. communicated to its shareholders and the market in general that it decided to rectify the value of the dividends decided upon in the January 14th, 2008 board meeting. On January 28, 2008 the shareholders will receive dividends in the amount of R$ 0.306548867473 per ordinary shares issued by the company and in the amount of R$ 0,330402519126 per share.

The rectification was due to an incorrect increase in the interest relative to the results of the company.

ANNEX A-44

Material fact – February 18, 2008

Redecard S.A. communicated to its shareholders and the market in general that, in compliance with CVM Instruction 381 of January 14, 2003, in the fiscal year 2007, Redecard received services provided by KPMG Auditores Independentes and its related entities ("KMPG") for a project which was not linked to the external audit of the Company's financial statements. This project, which began in March 2007 and ended in August 2007, was related to the monitoring of the collection and structuring of information required for Redecard's IPO on the BOVESPA and the registration of Redecard as a publicly-held Company with the Securities and Exchange Commission of Brazil. The fees for this project amounted to R$305,000. Following discussions with KPMG, Redecard concluded that said services do not affect the auditors' independence or the objectivity of their services.

Redecard S.A. also communicated that the Cash Flow Statements referred to in item 6.1 of the Novo Mercado's Regulations was included in the explanatory notes in the Standardized Financial Statements (DFP), available on the sites of the CVM (www.cvm.gov.br) and the BOVESPA (www.bovespa.com.br).

ANNEX A-45

RDCD3 NOVO MERCADO BOVESPA BRASIL

REDECARD

REDECARD S.A.

Corporate Taxpayer ID (CNPJ/MF) 01.425.787/0001-04
Company Registry (NIRE) 35.300.147.073

NOTICE TO THE MARKET

REDECARD S.A. (the "Company"), a publicly held company with head offices located in the city and state of São Paulo at Avenida Presidente Juscelino Kubitschek, 1400 – 8° ao 13° andares, inscribed in the Roll of Corporate Taxpayers (CNPJ/MF) under no. 01.425.787/0001-04, in accordance with the main section of article 12, caput, of CVM Ruling No. 358 of January 3, 2002, hereby informs the general public that Capital Research and Management Company, a company organized and existing under the laws of the United States of America, with its principal place of business at 333, South Hope Street, Los Angeles, California 90071, United States of America ("CRMC"), in its capacity as holding company for investment management companies abroad, hereby informs that it acquired, on behalf of its clients and through certain stock exchange transactions, ordinary registered shares ("ON Shares") issued by the Company. On 03/12/2008, CRMC already held 33,417,550 ON Shares issued by the Company, representing 4.96% of this class of shares issued, and, as a consequence of the aforementioned transactions, its ownership interest in the Company now totals 39,917,550 ON Shares, corresponding to 5.93% of the ON Shares issued by the Company. No other companies in the same economic group as CRMC holds shares of the Company. CRMC's interest is a minority investment that entails no change in the Company's control or management structure. Currently, CRMC does not target a specific amount of Company shares. In addition, there are no convertible debentures held, directly or indirectly, by CRMC or a related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company to which CRMC or any related person is a party.

São Paulo, March 18, 2008

DENYS MARC FERREZ
Investor Relations Officer
REDECARD S.A.

ANNEX A-46

RECEIVED
2008 APR 28 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Section 1.11 Disclosure Policy

Section 1.12 1. Purpose

This Disclosure Policy of Material Act or Fact and Confidentiality Protection aims at setting forth the disclosure practices and the use of material information of Redecard S.A., pursuant to CVM Instruction 358, as of January 3, 2002, CVM Instruction 369, as of June 11, 2002 and CVM Instruction 449, as of March 15, 2007, establishing the responsibilities and the disclosure mechanisms of this material information in the market.

Section 1.13 2. Definitions

The following terms of this Disclosure Policy, in capital letters, in their singular or plural form, will have the respective definitions as follows:

"Controlling Shareholder": the shareholder or group of shareholders bound by shareholders' agreement or under common control exercising the power of control of the Company, pursuant to Law 6,404/76 and further amendments.

"Management": the Officers and sitting and deputy members of the Company's Board of Directors.

"Material Act or Fact": means any Controlling Shareholder's decision, resolution of the general meeting or the management bodies of the Company, or any other political-administrative, technical, business or economic-financial act or fact, occurred or related to the Company's business which may considerably influence (a) the quotation of securities issued by the Company or referenced thereto, (b) investors' decision to buy, sell or maintain securities and (c) investors' decision to exercise any rights inherent to the condition as titleholder of securities issued by the Company or referenced thereto, taking into account especially, but not limited to the acts or facts mentioned in the Exhibit I of this Disclosure Policy.

"Company": Redecard S.A.

"Fiscal Council Members": the sitting and deputy members of the Company's Fiscal Council, when instated, elected by resolution of the General Meeting.

"CVM": the Securities and Exchange Commission of Brazil.

"Investor Relations Officer": Company's Officer elected to carry out the duties provided for in instructions and regulations of CVM, including the execution, the monitoring and the inspection of the Company's Disclosure Policy.

"Market Entities": a combination of stock exchanges or entities of the organized over-the-counter market where the securities issued by the Company have been accepted or to be accepted for trading, as well as related entities in other countries.

"Instruction 358": the Instruction of the Securities and Exchange Commission of Brazil 358, as of January 3, 2002, as amended by CVM Instruction 369, as of June 11, 2002 and by CVM Instruction 449, as of March 15, 2007.

"Related Parties": the persons maintaining the following relationship with Management and Fiscal Council members of the Company: (i) the spouse, from whom he/she is not legally separated, (ii) the partner; (iii) any dependant included in the annual individual income tax return and (iv) the companies directly or indirectly controlled by the Management, Fiscal Council members or Related Parties.

"Binding Persons": those persons indicated in article 13 of the Instruction 358, including the Company, its direct and indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council and other technical or advisory bodies created by Bylaws provision, managers and employees, controlled companies and/or under common control and respective controlling shareholders, management members and of technical or advisory bodies, service providers and other professionals who expressly adhered to the Disclosure Policy and are required to observe the rules contained therein, or also any person who, pursuant to Instruction 358, even if he/she has not adhered to the Disclosure Policy, is aware of information related to material act or fact, in view of his/her job position at the Company, its controlling shareholders, its controlled companies or associated companies.

"Disclosure Policy": it means this Disclosure Policy of Material Act or Fact and Confidentiality Protection.

"Securities": any shares, certificates of real estate receivables, subscription bonus, subscription receipts and rights, promissory notes, call or put options or derivatives of any kind, or also any other security or collective investment agreement issued by the Company or referenced thereto, which by legal determination are deemed as a "security", existing on the date of approval of the Disclosure Policy or to be subsequently created.

Section 1.14 3. Principles and Objectives

The Company's Disclosure Policy is based on the following principles and objectives:

1. provide complete information to shareholders and investors;

2. ensure ample and immediate disclosure of the Material Act or Fact;

3. enable equal access to public information about the Company to any shareholder and investor;

4. ensure the confidentiality of the Material Act or Fact not yet disclosed;

5. collaborate for the stability and the development of the Brazilian capital market;

6. consolidate the corporate good governance practices at the Company.

Section 1.15 4. Disclosure Procedure

4.1 The disclosure and notification to the CVM and to the Market Entities of Material Act or Fact by the communication institutional channels, as well as the adoption of other procedures provided for therein is the responsibility of the Investor Relations Officer.

4.1.1 Prior to the disclosure of any Company's information pursuant to this Disclosure Policy, the Investor Relations Officer must consult the Company's Board of Directors about this information being characterized as Material Act or Fact, pursuant to Instruction 358.

4.2 The Material Act or Fact must be disclosed by means (i) of publication in widespread circulation newspapers usually employed by the Company and (ii) the availability of respective information, in content, at least, identical to that forwarded to the CVM and to the Market Entities, on the Internet, at www.redecard.com.br.

4.2.1 The publication referred in 4.2(i) may, at discretion of the Investor Relations Officer be made in the summary format, indicating that the complete information is available at the electronic address www.redecard.com.br.

4.2.2 The information must be presented clearly and precisely, in an objective language and accessible to investors. Whenever a technical concept is used, which at the discretion of the Investor Relations Officer is deemed of higher complexity, an explanation about its meaning must be included in the information disclosed.

4.3 In the assumption of conveyance of Material Act or Fact by any means of communication, including information to the press, or at professional associations, investors, analysts or selected public, in the country or abroad, the Investor Relations Officer must disclose simultaneously the respective information to the market, as laid down herein.

4.4 The Binding Persons having access to information about Material Act or Fact will be responsible for notifying this information to the Investor Relations Officer, as well as must verify if the Investor Relations Officer took the measures provided for in this Disclosure Policy in relation to the disclosure of respective information.

4.4.1 Should the Binding Persons verify the omission of the Investor Relations Officer in the fulfillment of his duty of notifying and disclosing, and provided that the maintenance of confidentiality about the Material Act or Fact has not been resolved, pursuant to Section 5 of this Disclosure Policy, these Binding Persons must immediately notify the Material Act or Fact directly to the CVM in order to be held harmless from the responsibility required by the applicable regulation in the event of its non-disclosure.

4.5 Whenever the CVM or the Market Entities require additional clarifications from the Investor Relations Officer referring to the notification and the disclosure of the Material Act or Fact, or in the event of atypical fluctuation in the quotation, price or amount traded of securities issued by the Company or referenced thereto, the Investor Relations Officer must enquire the persons having access to the Material Acts or Facts, with a view to verifying if they are aware of information that must be disclosed to the market.

4.5.1 The Company's managers and other employees enquired pursuant to this item 4.5 must immediately answer to the Investor Relations Officer's request. Should they do not have conditions of meeting him personally or to speak with the Investor Relations Officer on the phone on the same day he is aware of the respective requirement of CVM or Market Entities, the Managers or employees under consideration must send an email containing the relevant information to the address ri@redecard.com.br

4.6 The disclosure of Material Act or Fact must be made, as a rule, concurrently with the CVM and the Market Entities, prior to the opening or after the closing of trades at the Market Entities. When the securities issued by the Company have been traded concurrently with the Brazilian and international Market Entities, the disclosure must be made, as a rule, before the opening or after the closing of trades in all countries, in the event of incongruity, the trading hours of the Brazilian market must prevail.

4.6.1 Should be exceptionally imperative that the disclosure of Material Act or Fact occur during the trading hours, the Investor Relations Officer, when communicating the Material Act or Fact, may request always simultaneously to the Brazilian and International Market Entities, the suspension of trading of securities issued by the Company or referenced thereto, for the time necessary to the proper dissemination of respective information. The Investor Relations Officer must evidence before the Brazilian Market Entities that the suspension of trading requested also took place in the international Market Entities.

Section 1.16 5. Exception to Disclosure

5.1 The Material Acts or Facts exceptionally may not be disclosed if the Controlling Shareholder or the Board of Directors of the Company deems that its disclosure will jeopardize the Company's legitimate interest, and the procedures laid down in this document must be mandatorily adopted with a view to ensuring the confidentiality of this information.

5.2 Should the Material Act or Fact be related to operations directly involving the Controlling Shareholder, he may instruct the Investor Relations Officer not to disclose the Material Act or Fact, explaining the reasons of his decision

5.3 The Controlling Shareholder or the Board of Directors of the Company, by means of his Chief Executive Officer, must request to the Investor Relations Officer that immediately discloses the Material Act or Fact maintained as confidential under any of the following assumptions:

1. the information has became public to third parties outside the Company and eventual business typifying the Material Act or Fact;

2. there is persistent indication and substantiated distrust that the confidentiality of the Material Act or Fact has been infringed; or

3. unusual fluctuation in quotation, price or amount traded of securities issued by the Company or referenced thereto occurs.

5.3.1 Should the Investor Relations Officer do not take the measures necessary for the immediate disclosure referred to in this item 5.3, the as the case may be, the Controlling Shareholder or the

Board of Directors of the Company will be responsible for, by means of their Chief Executive Officer, adopting said measures.

5.4 The Investor Relations Officer must always be informed about the Material Act or Fact maintained as confidential, and also being responsible for, jointly with other persons who are aware of such information, ensuring the adoption of adequate procedures to maintain the confidentiality.

5.5 Whenever there is doubt as to the legitimacy of not disclosing the information on the part of those who are aware of a Material Act or Fact maintained confidentially, the matter must be submitted to the CVM, as provided for by applicable rules.

Section 1.17 6. Procedures Related to Confidentiality Protections

6.1 The Binding Persons must preserve the confidentiality of information related to Material Acts or Fact to which they have privileged access in view of the position they hold, always observing the procedures laid down in this Section 6, until its effective disclosure to the market, as well as ensure that subordinates and third parties of their trust also observe the procedures, being jointly liable with them in the event of noncompliance.

6.2 For the purposes of preserving the confidentiality referred to in item 6.1 above, the Binding Persons must observe and ensure the compliance with the following procedures, without prejudice to the adoption of other measures deemed as appropriate in view of each concrete situation:

1. disclose the confidential information strictly to those persons who indispensably need to be aware of such information;

2. not to discuss the confidential information with third parties which are not aware of such information, even if it may be expected that said third party will not intuitively sense the meaning of the conversation;

3. not to discuss the confidential information in conference calls in which it is not possible to be sure about whom effectively are the persons that may participate in such discussion;

4. maintain documents of any type related to confidential information, including personal notes written by hand, in a safe deposit box, cabinet or closed file, to which only authorized personnel has access to be aware of the information;

5. generate electronic documents and files referring to confidential information always protected by password systems;

6. distribute internally the documents containing confidential information in sealed envelopes, which must always be directly delivered to the addressee;

7. not send documents containing confidential information via fax, unless it is certain that only the person authorized to take cognizance of the information will have access to the fax machine;

8. without prejudice to the responsibility of whom having sent the confidential information, requires from a third party outside the Company needing to have access to the information, the signature of a confidentiality statement, which shall specify the nature of information and include a statement that the third party acknowledges its confidential nature, undertaking not to disclose it to any other person and not to trade securities issued by the Company prior to the disclosure of information to the market.

6.3 When the confidential information needs to be disclosed to an employee of the Company or to another person holding position at the Company, its controlling company, controlled companies or associated companies, rather than Manager or Fiscal Council Member of the Company, the person responsible for sending the information must certify that the person who is receiving the information is aware of the Company's Disclosure Policy, also requiring this person to sign the instrument mentioned in Exhibit II before authorizing him/her to have access to the information.

Section 1.18 7. Disclosure Policy Monitoring

7.1 The Investor Relations Officer is responsible for verifying, in view of occurrence of Material Act or Fact, the adequate compliance with the Company's Disclosure Policy, immediately informing about any irregularity to the Board of Directors.

7.2 The accuracy and adequacy according to the wording of information disclosed to the market, as required by item 4.2.2 above, will be examined by the Investor Relations Officer, with due regard for the Company's Board of Directors, after verifying the underlying reasons to the requests of additional clarifications by CVM and Market Entities.

7.3 In the occurrence of any of the assumptions provided for in item 5.3 above, implying the need of disclosure of Material Act or Fact maintained under confidentiality, or the infringement to confidentiality of the Material Act or Fact prior to its disclosure to the market, the Investor Relations Officer must carry out investigations and diligences at the Company, enquiring the persons involved, who must always answer to his requests of information, with a view to verifying the reason that caused eventual infringement to the confidentiality of information.

7.3.1 The Investor Relations Officer's conclusions must be sent to the Board of Directors, for the reasonable measures, accompanied by eventual recommendations and suggestions to amend the Company's Disclosure Policy, which may in the future prevent the breach to confidential information.

7.4 The Investor Relations Officer must monitor the trading of securities issued by the Company or referenced thereto, adopting procedures so that he is informed about the trades occurring in periods prior to the disclosure to the market of the Material Act or Fact, with a view to identifying eventual trades forbidden by prevailing laws by persons who are aware of such Material Act or Fact, communicating eventual irregularities to the Board of Directors and to the CVM.

Section 1.19 8. Amendment to Disclosure Policy

8.1 By means of resolution of the Board of Directors, the Company's Disclosure Policy may be amended in the following situations:

1. when expressly determined in this regard by CVM;

2. in view of modification of legal rules and applicable regulations, so that to implement the necessary adjustments;

3. when the Board of Directors, in the process of assessing the effectiveness of procedures adopted, verifies the need of amendments.

8.2 The amendment to the Company's Disclosure Policy must be notified to the CVM and to the Market Entities by the Investor Relations Officer, as required by applicable rules, as well as to the persons mentioned in the list referred in item 10.1.3 below.

Section 1.20 9. Procedures to Communicate Information about Management and Related Parties Trades

9.1 The procedures to communicate information about the trading of securities issued by the Company, provided for in this Section 9, are based on Article 11 of Instruction 358.

9.2 The Management and Fiscal Council members, as well as the members of technical or advisory bodies of the Company, must inform their ownership of securities issued by the Company, whether on their own behalf or on behalf of Related Parties, as well as the changes in these ownerships.

9.2.1 The communication must be sent to the Company's Investor Relations Officer, and the latter will send it to the CVM and to the Market Entities, as per template included in the Exhibit III hereto.

9.2.2 The communication to the Investor Relations Office must be made: (i) within five (5) days after each business is conducted; (ii) on the first business day after the investiture in office; and (iii) upon the submission of documentation for the Company's registration as a publicly-held company.

9.2.3 The communication to CVM must be made (i) immediately after the investiture in office and (ii) within no later than ten (10) days after the end of the month in which change in interest held is verified, indicating the balance of interest in the period.

Section 1.21 10. Procedure Related to the Communications and Disclosure of Acquisition or sale of Material Shareholding

10.1 The procedures related to the communication and disclosure of information about the trading of Securities issued by the Company, involving the material shareholding, provided for in this Section 10, are based on Article 12 of CVM Instruction 358.

10.1.1 The material shareholding means that holding corresponding, directly or indirectly to five per cent (5%) or more of type or class of shares representing the Company's capital stock

10.2 The Controlling Shareholder, directly or indirectly, and the shareholders electing the members of the Company's Board of Directors, must inform to the Company about the acquisition

or the sale of material shareholding, including the information contained in the template, as per Exhibit IV hereto

10.2.1 The communication about the acquisition or the sale of material shareholding must be sent to the Investor Relations Officer immediately after reaching the interest mentioned in this Section.

10.3 The Investor Relations Officer must be responsible for sending the information, once received by the Company; to the CVM and to the Market Entities, as well as for updating the IAN (Annual Information) form in the corresponding field.

10.4 In the events in which the acquisition results in or it has been made with a view to changing the composition of control or the administrative structure of the Company, as well as in the events in which the acquisition gives rise to the mandatory performance of a public offering, pursuant to CVM Instruction 361, as of March 5, 2002, the purchaser must also arrange for the publication on the newspapers usually employed by the Company, of the notice containing the information provided for in Exhibit IV hereto.

Section 1.22 11. Infringements and Sanctions

11.1 Without prejudice to the reasonable sanctions pursuant to the prevailing laws, to be applied by the appropriate authorities, in the event of infringement to the terms and procedures laid down in the Company's Disclosure Policy, the Board of Directors will be responsible for taking the disciplinary and reasonable measures within the internal scope of the Company, including the removal from office or the dismissal of the violator in the assumptions of serious infringement.

11.2 Should the reasonable measure be under the legal or statutory responsibility of the general meeting, the Board of Directors must call it in order to resolve on this issue.

Section 1.23 12. Final Provisions

12.1 The Company must send via registered mail to the Binding Persons a copy of this Disclosure Policy, requesting to return to the Company a statement of adhesion duly signed as per the Exhibit II hereof, which will be filed at the Company's headquarters.

12.1.1 Upon the signature of the instrument of investiture of new managers, the signature of the instrument mentioned in Exhibit II must be required, who will take cognizance of the Company's Disclosure Policy

12.1.2 The communication on the Company's Disclosure Policy, as well as the requirement to sign the instrument mentioned in the Exhibit II, to the persons not referred in item 12.1 above, will be made before this person becoming aware of the Material Act or Fact, as provided for in item 6.3 above.

12.1.3 The Company will maintain at its headquarters, available to the CVM, a list of persons mentioned in this item 12.1 and respective qualifications, indicating office or position, address and the corporate taxpayer's ID or individual taxpayer's register, immediately updating it whenever a modification occurs.

12.2 This Disclosure Policy must be observed as of the date of its approval.

ANNEX A-47

RECEIVED
2008 APR 28 A 8: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Section 1.24 Negotiation Policy

Section 1.25 1. Purpose

This Securities Trading Policy of Redecard S.A., pursuant to CVM 358, as of January 3,2002, CVM Instruction 369, as of June 11, 2002 and CVM Instruction 449, as of March 15, 2007, sets forth the rules to ensure the observance to the good conduct practices in the trading of Securities issued by the Company.

Section 1.26

Section 1.27 2. Definitions

The terms and expressions below, when used in this Trading Policy will have the following meaning:

"Controlling Shareholder": the shareholder or group of shareholders bound by shareholders' agreement or under common control exercising the power of control, direct of indirect of the Company, pursuant to Law 6,404/76 and further amendments.

"Management": the Officers and members of the Board of Directors, acting and deputy members of the Company.

"Company": Redecard S.A.

"Fiscal Council Members": the members of the Company's Fiscal Council, acting and deputy members, when instated, elected by resolution of the Annual General Meeting.

"Accredited Brokerage Companies": the brokerage companies especially accredited by the Company for the trading of its securities on the part of persons subject to the duties and obligations laid down in this policy.

"CVM": the Securities and Exchange Commission of Brazil.

"Investor Relations Officer": The Company's Officer liable for providing information to investors, CVM and Market Entities, as well as for the updating of the Company's registration as publicly-held company with CVM.

"Market Entities": a combination of stock exchanges or entities of the organized over-the-counter market where the securities issued by the Company have been accepted or are to be accepted for trading, as well as related entities in other countries.

"Former Managers": the Managers who are no longer the Company's management

"Employees having access to Insider Information": The Company's employees, who in view of their position in the Company have access to any Insider Information.

"Insider Information": any information related to the Company or its Subsidiaries which may significantly impact on the price of Securities and is not yet disclosed to investors.
"Instruction 358": the Instruction of the Securities and Exchange Commission of Brazil 358, as of January 3, 2002, as amended by CVM Instruction 369, as of June 11, 2002 and by CVM Instruction 449, as of March 15, 2007.

"Blackout Period": any and all periods in which impediment occurs for the trading of Securities by regulatory determination or as determined by the Investor Relations Officer.

"Related Parties": the persons maintaining the following relationship with Management and Fiscal Council members of the Company: (i) the spouse, from whom he/she is not legally separated, (ii) the partner; (iii) any dependant included in the annual individual income tax return and (iv) the companies directly or indirectly controlled by the Management, Fiscal Council members or Related Parties.

"Trading Policy": this Securities Trading Policy of the Company.

"Subsidiaries": the companies in which the Company, directly or through other companies owns rights as partner ensuring it, on a permanent basis, have predominance in corporate resolutions and the power to elect the majority of managers.

"Statement of Adhesion": statement of adhesion to the Trading Policy to be signed as per the model of Exhibit I hereto, pursuant to articles 15, paragraph 1, item I and 16, paragraph 1 of Instruction 358.

"Securities": shares, debentures, subscription bonus, receipts and subscription rights, promissory notes, call and put options, indexes and derivatives or any type of securities or collective investment agreements of the Company, or any references made thereto, to be deemed as a security by legal definition.
Section 1.28 3. Securities Trading Policy of the Company

3.1 Trading through Accredited Brokerage Companies and Blackout Periods

3.1.1 With a view to ensuring the trading standards for the Company's Securities provided for in this Trading Policy, all the trades with Securities on the part of the Company itself and persons required to observe the terms and conditions of this Trading Policy only will take place with the mediation of any of the Accredited Brokerage Companies, as per the list the Company forwarded to the CVM, to be periodically updated.

3.1.2 The Company, the Managers, the Fiscal Council members, the Employees having access to Insider Information, the Controlling Shareholders, the Subsidiaries and persons, in view of their job position at the Parent Company or Subsidiaries, may be aware of Insider Information about the Company and having signed the Statement of Adhesion, are not allowed to trade their Securities during the Blackout Period.

3.1.3 The Investor Relations Officer is not required to inform the reasons for determining the Blackout Period, and the aforementioned persons must maintain this determination under confidentiality.

3.2. Restrictions to the Trading in Pending Disclosure of Material Act or Fact

3.2.1 The trading of Securities is forbidden by (a) the Company; (b) the Controlling Shareholders, Managers, Fiscal Council members and Employees having access to Insider Information and also (c) any person who in view of his/her job position at the Parent Company or Subsidiaries, have signed the Statement of Adhesion, may be aware of Insider Information about the Company, until it is released to the market as a Material Act or Fact.

3.2.1.1 The rule of subitem 3.2.1 is also applied:

(i) when (a) the acquisition or sale of Securities is under progress by the Company itself, its Subsidiaries or another company under common control; or (b) the option or power of attorney has been granted for such purpose, exclusively on the dates the Company trades or notifies the Accredited Brokerage Companies that will trade Securities issued thereby; and

(ii) there is the intention of promoting the amalgamation, total or partial spin-off, merger, transformation or restructuring of the Company.

3.3. Exceptions to the General Restrictions to the Trading of Securities

3.3.1 The restrictions to the trading provided for herein do not apply to the Company, its Controlling Shareholders, the Management, the Fiscal Council members and the Employees having access to Insider Information, as of the date of signature of the Statement of Adhesion, when they carry out operations under the scope of this Trading Policy.

3.3.2 The aforementioned persons' trades carried out according to the long-term investment plan approved by the Company will be included in the scope of the Trading Policy, in compliance with, at least, one of the following characteristics:

(i) execution by the Company of purchases, subject-matter of the shares buyback program to be cancelled or to be held in treasury;

(ii) application of variable remuneration, received as profit sharing of the Company, in the acquisition of Securities; or

(iii) acquisition of shares to be cancelled or to be held in treasury or disposal of shares held in treasury by the Company, by means of private trading, resulting from the exercise of stock option under the scope of the Company's stock option plan, duly approved by the General Meeting.

3.3.3. Likewise, the acquisition and disposal of shares held in treasury by means of private trading, resulting from the exercise of stock option according to eventual Company's Stock Option Plan,

duly approved at the General Meeting are not applied to the general restrictions provided for in this Trading Policy.

3.4. Restrictions to the Trading after the Disclosure of Material Act or Fact

3.4.1 In the assumptions provided for above, even after the disclosure of Material Act or Fact, the prohibition on trading will prevail should it interfere in the conditions for trading Securities, therefore the causes of the damages to the Company or its shareholders, and such additional restrictions must be informed by the Investor Relations Officer.

3.5. Prohibitions on Trading in Period Prior to the Disclosure of the Quarterly Information, the Standardized Financial Statements and the Profit Sharing

3.5.1 The Company, the Management, the Controlling Shareholders, the Fiscal Council members, the Employees having access to Insider Information, and also the persons who in view of their job position at the Parent Company or Subsidiaries may be aware of Insider Information about the Company, and that have signed the Statement of Adhesion, are not allowed to trade Securities within fifteen (15) days prior to the disclosure or publication, as the case may be, of:

(i) the Company's quarterly information (ITR);

(ii) the Company's standardized financial statements (DFP).

3.5.1.1. The restrictions provided for in item 3.5.1 above, do not apply in the assumption of Investment Individual Program, in compliance with the requirements provided for in article 15, paragraph 3 of Instruction 358, by means of which the persons submitted to this Trading Policy indicate approximately the volume of funds to be invested or the amount of securities issued by the Company to be traded, as well as the investment duration.

3.5.2. The same persons mentioned in item 3.5.1 above are not allowed to trade Securities in period to be determined by the Investor Relations Officer, comprising the decision taken by the appropriate corporate body of increasing the capital stock, sharing profit, share bonuses or derivatives or approve their splitting, and the publication of respective notices or announcements.

3.5.3. the Accredited Brokerage Companies (a) will not register the purchase or sale operations of Securities carried out by the aforementioned persons, if made during the fifteen (15) days prior to the disclosure or publication of this periodic information or financial statements of the Company, and (b) will notify the Company about the occurrence of these operations.

3.5.4. The Accredited Brokerage Companies will receive from the Company a list of Managers, Employees having access to Insider Information and other persons who, regardless of their position at the Parent Company or Subsidiaries and having signed the Statement of Adhesion, are prohibited from trading Securities during the periods mentioned in item

3.5.5. The Accredited Brokerage Companies will sign the liability commitment in relation to the obligations provided for in item 3.5.3.

3.6. Prohibition to the Resolution Related to the Acquisition or the Disposal of Shares Issued by the Company

3.6.1 The Board of Directors may not approve the acquisition or the disposal by the Company of Securities issued by the Company itself while the following information is not disclosed to the public, as the case may be, by means of publication of Material Act or Fact:

(i) execution of any agreement or contract for the transfer of Company's share control; or

(ii) granting of option or power of attorney for the purpose of transferring the Company's share control; or

(iii) existence of intention of promoting amalgamation, total or partial spin-off, transformation or corporate restructuring involving the Company.

3.6.2 If, after the approval of buyback program, a fact occurs fitted into any of the three assumptions mentioned above, the Company will immediately suspend the operations with Securities issued thereby until the disclosure of respective Material Act or Fact.

3.7. Prohibition on Trading Applicable to Former Managers

3.7.1 The Former Managers leaving the Company prior to the public disclosure of Material Act or Fact related to the business or the fact initiated during their tenure are not allowed to trade Securities:

(i) for a six-(6) month period after his/her termination; or

(ii) before completing six (6) months of his/her termination, until the disclosure by the Company of Material Act or Fact to the market.

3.7.2 In the assumption of item (ii) above, should the trading of Securities after the disclosure of Material Act or Fact may interfere in the conditions of said businesses, to the detriment of the Company or its shareholders, the Former Managers are not allowed to trade Securities during the term mentioned in item (i) above.

3.8. Prohibitions on Indirect Trading

3.8.1 The prohibitions ruled in this Trading Policy also apply to the trades directly or indirectly carried out by Managers, Controlling Shareholders, Fiscal Council members, Employees having access to Insider Information, and also by any person who in view of his/her job position at the Parent Company or Subsidiaries are or may be aware of Insider Information about the Company, and that have signed the Statement of Adhesion, also in cases in which these trades occur by means of:

(i) company controlled by them;

(ii) third parties with whom they have executed agreement for the management of securities portfolio or trust; or

(iii) any person who is aware of Insider Information, by means of any of the persons prevented from trading, aware that it has not been disclosed to the market yet.

3.8.2 The trades carried out by investment funds and/or clubs whose quotaholders are the persons mentioned in item above are not deemed as indirect trades and will not be subject to the prohibition provided for in this Trading Policy, as long as:

(i) the investment funds and/or clubs are not exclusive; and

(i) the trading decisions of investment fund and/or club manager may not whatsoever be influenced by their respective quotaholders.

Section 1.29

Section 1.30 4. Alteration in the Trading Policy

4.1 By means of resolution of the Board of Directors, the Company's Trading Policy may be amended in the following situations

(i) upon express determination in this regard on the part of CVM;

(ii) in view of modification in the legal rules and applicable regulations, so that to implement the adjustments deemed as necessary;

(iii) when the Board of Directors, in the process of assessing the effectiveness of procedures adopted, verify the need of alterations.

4.2 The amendment to the Company's Trading Policy must be notified to the CVM and to the Market Entities by the Investor Relations Officer, as required by applicable rules, as well as to the persons of the list mentioned in item 6.1.3 below.

4.3. This Trading Policy may not be altered when Material Fact not yet disclosed is pending.

Section 1.31

Section 1.32 5. Infringements and Sanctions

5.1 Without prejudice to the reasonable sanctions pursuant to the prevailing laws to be applied by the appropriate authorities, in the event of infringement to the terms and procedures laid down in this Trading Policy, the Investor Relations Officer will be responsible for taking the disciplinary measures deemed reasonable under the Company's scope, after consultation with the members of the Board of Directors. The disciplinary measures may also encompass the removal from office or the dismissal of violator in the assumptions of serious infringement.

5.2 Should the reasonable measure be under the legal or statutory responsibility of the General Meeting, the Board of Directors must call it to resolve on this issue.
Section 1.33

Section 1.34 6. Final Provisions

6.1 The Company must forward via registered letter to the Controlling Shareholder, officers, members of the Board of Directors and of the Fiscal Council, when instated, a copy of this Trading Policy, requesting the return to the Company of the statement of adhesion duly signed as per Exhibit I hereof, which will be filed at the Company's headquarters.

6.1.1 Upon the signature of the instrument of investiture of new Managers, the signature of the instrument mentioned in Exhibit I must be required, who will take cognizance of this Trading Policy.

6.1.2 The notification about the Company's Trading Policy, as well as the requirement to sign the instrument mentioned in Exhibit I to the persons not referred in item 6.1, above will be made before this person carrying out any trading of Securities issued by the Company.

6.1.3 The Company will maintain at its headquarters, available to CVM, a list of persons mentioned in item 6.1 and their respective qualification, indicating their office or position, address and corporate taxpayer's ID or individual taxpayer's register, immediately updating it, whenever there is a modification.

6.2 This Securities Trading Policy of the Company must be observed as of the date the CVM grants to the Company its registration as publicly-held company.

ANNEX B

Annex B

Brazilian Information Requirements

Type of Information	Form of Release	Required Date of Release	Source of Requirement
Articles of incorporation and amendments thereto.	Delivery to the CVM and BOVESPA.	Within 10 days after the minutes of the relevant shareholders' meeting is published In the press.	CVM and BOVESPA
Annual report on CVM standard form.	Delivery to the CVM and BOVESPA.	Within 30 days after each annual shareholders' meeting is held.	CVM and BOVESPA
Announcement of annual shareholders' meetings.	Publication in the official gazette and newspapers of general circulation; delivery to the CVM and BOVESPA.	Published at least 15 days before the proposed date of the meeting; delivery to the CVM upon publication.	Corporation Law, CVM and BOVESPA
Minutes of annual shareholders' meetings.	Publication in newspapers of general circulation; delivery to the CVM and BOVESPA.	Delivery to the CVM within 10 days after the meeting is held.	Corporation Law, CVM and BOVESPA
Summary of the resolutions adopted at the annual shareholders' meetings.	Delivery to the CVM and BOVESPA.	---	CVM and BOVESPA

Type of Information	Form of Release	Required Date of Release	Source of Requirement
Announcement that (i) the report of management, (ii) copies of the financial statements, and (iii) the opinion of the independent auditors are available for inspection by shareholders.	Publication in the official gazette and newspapers of general circulation.	Published at least 30 days prior to the relevant annual shareholders' meeting.	Corporation Law, CVM and BOVESPA.
Audited financial statements, report of management and opinion of the independent auditors.	Publications in the official gazette and newspapers of general circulation; delivery to the CVM and BOVESPA and, upon prior written notice, to shareholders who have requested such documents.	Published at least five days prior to the annual shareholders' meeting; delivery to the CVM on the earlier of (i) 30 days prior to the annual shareholders' meeting or (ii) the date of publication.	Corporation Law, CMV and BOVESPA
Annual financial statements on CVM standard form.	Delivery to the CVM and BOVESPA.	Delivery to CVM or BOVESPA on the earlier of (i) 30 days prior to the annual shareholders' meeting or (ii) the date of publication.	CVM and BOVESPA
Quarterly financial reports on CVM standard form.	Delivery to the CVM and BOVESPA.	Within 45 days after the end of each quarter of the fiscal year. On the date of disclosure of the information to shareholders or third parties.	CVM and BOVESPA

Type of Information	Form of Release	Required Date of Release	Source of Requirement
Announcement of Shareholders' extraordinary meeting.	Publications in the official gazette and newspapers of general circulation; delivery to the CVM and BOVESPA.	Published at least five days prior to the proposed date of the meeting; delivery to the CVM and BOVESPA upon publication.	
Minutes of Shareholders' extraordinary meeting.	Publications in newspapers of general circulation; delivery to the CVM and BOVESPA.	Delivery to the CVM and BOVESPA within 10 days after the meeting is held.	Corporation Law, CVM and BOVESPA
Summary of the resolutions adopted at extraordinary shareholders' meetings.	Delivery to the CVM and BOVESPA.	Until 6p.m. of the date of each extraordinary shareholders' meeting.	CVM and BOVESPA
Minutes of the Shareholders'or Board of Directors' meeting electing the executive officer in charge of securities market related matters.	Delivery to the CVM and BOVESPA; published in the press.	Delivery to the CVM and BOVESPA within 10 days after the meeting is held.	CVM and BOVESPA
Notice of material developments or facts that may substantially influence the decision of investors to buy or sell securities issued by the Company.	Publications in newspapers of general circulation; delivery to the CVM and BOVESPA.	Published within a reasonable time after the occurrence of the fact; delivery to the CVM and BOVESPA upon publication.	Corporation Law, CVM and BOVESPA

Type of Information	Form of Release	Required Date of Release	Source of Requirement
Application, including ancillary documents, for registration of securities to be offered to the public.	Delivery to the CVM and BOVESPA.	Prior to the offering of the securities.	CVM and BOVESPA
Notice of shareholders' agreements that are filed with the Company.	Delivery to the CVM and BOVESPA.	Upon the occurrence of such a filing with the Company.	CVM and BOVESPA
Other documents or information requested by the CVM and BOVESPA.	Delivery to the CVM and BOVESPA.	Within the time period specified by the CVM and BOVESPA.	CVM and BOVESPA
Notice of changes to the Company's mailing address, tax identification number or telephone, facsimile or telex numbers.	Delivery to the CVM and BOVESPA.	Within 5 days after the occurrence of such change.	CVM and BOVESPA